Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO WHAT ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN PERSONAL FINANCIAL ADVICE IMMEDIATELY FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000, OR FROM ANOTHER APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISER.

This document comprises (i) a circular relating to Rentokil Initial plc (“Rentokil Initial plc” or the “Company” and, together with its consolidated subsidiaries from time to time, “Rentokil Initial”) prepared in accordance with the Listing Rules of the Financial Conduct Authority (the “FCA”) made under section 73A of the Financial Services and Markets Act 2000, as amended (“FSMA”) for the purposes of the Rentokil Initial General Meeting convened pursuant to Part XVI (Notice of General Meeting) of this document; and (ii) a prospectus relating to Rentokil Initial plc prepared in accordance with the Prospectus Regulation Rules of the FCA made under section 73A of FSMA. This document has been approved by the FCA in accordance with section 87A of FSMA and has been filed with the FCA in accordance with the Prospectus Regulation Rules. This document together with the documents incorporated into it by reference (as set out in Part XIV (Documentation Incorporated by Reference) of this document) will be made available to the public in accordance with Prospectus Regulation Rule 3.2.1 by the same being made available, free of charge, at http://www.rentokil-initial.com and at the Company’s registered office at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, UK.

This prospectus has been approved by the FCA, as competent authority under Regulation (EU) 2017/1129 of the European Parliament and Council of 14 June 2017 (as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018), as amended (the “Prospectus Regulation”). The FCA only approves this prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the Prospectus Regulation. Such approval should not be considered as an endorsement of the issuer that is the subject of this prospectus or an endorsement of the quality of the securities that are the subject of this prospectus. Investors should make their own assessment as to the suitability of investing in the securities. The document has been drawn up as part of a simplified prospectus in accordance with Article 14 of the Prospectus Regulation.

The Company and its directors, whose names and principal functions appear on page 43 of this document (the “Directors”), accept responsibility for the information contained in this document. To the best of the knowledge of the Company and the Directors, the information contained in this document is in accordance with the facts and this document makes no omission likely to affect its import.

If you have sold or otherwise transferred all of your Rentokil Initial Shares, please send this document and the accompanying documents (other than documents or forms personalised to you) at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. HOWEVER, these documents must not be forwarded, distributed or transmitted in, into or from any jurisdiction where to do so would violate the laws of that jurisdiction. If you have sold or otherwise transferred only part of your holding of Rentokil Initial Shares you should retain these documents and contact the bank, stockbroker or other agent through whom the sale or transfer was effected.

This document (including any documents incorporated into it by reference) should be read as a whole and in conjunction with the accompanying Form of Proxy. In particular, you should take account of Part I (Risk Factors) of this document for a discussion of the risks that might affect the value of your shareholding in Rentokil Initial plc. You should not rely solely on information summarised in the summary.

The distribution of this document and/or the accompanying documents (in whole or in part) in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

RENTOKIL INITIAL PLC

(registered in England and Wales under the Companies Act 1985 with registered number 05393279)

Acquisition of Terminix Global Holdings, Inc.

by RENTOKIL INITIAL PLC

Circular to Shareholders

Notice of General Meeting

and

Prospectus

Your attention is drawn to the letter from the Chairman of Rentokil Initial in Part VI (Letter from the Chairman of Rentokil Initial) of this document, which contains the unanimous recommendation of the Board that you vote in favour of the Resolutions to be proposed at the Rentokil Initial General Meeting. You should read the whole of this document and, in particular, the risk factors in Part I (Risk Factors) of this document.

The Notice of General Meeting, which will be held at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate, London, EC2P 2SR, UK at 1.30 p.m. on 6 October 2022, is set out in Part XVI (Notice of General Meeting) of this document.

The action to be taken by Rentokil Initial Shareholders in relation to the Rentokil Initial General Meeting is set out on pages 38-40 of this document. Rentokil Initial Shareholders will find enclosed with this document a Form of Proxy for use in connection with the Rentokil Initial General Meeting. Rentokil Initial Shareholders are invited to attend the Rentokil Initial General Meeting in person. In light of the potential for government restrictions in relation to COVID-19 to change at short notice, Rentokil Initial Shareholders are strongly encouraged to consider submitting the Form of Proxy online or by post and to appoint the Chair of the Rentokil Initial General Meeting as their proxy to ensure their vote is counted even if attendance at the meeting is restricted or the shareholder is unable to attend. Please complete and submit the enclosed Form of Proxy (or appoint a proxy electronically, as referred to below) in accordance with the instructions printed on it and return it to Rentokil Initial plc’s registrars, Equiniti Limited at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom no later than 1.30 p.m. on 4 October 2022. Unless the Form of Proxy is returned by the time mentioned in the instructions printed on it, it will be invalid.

Electronic Proxy Appointment (“EPA”) is available for the Rentokil Initial General Meeting. To use this facility, you must visit http://www.sharevote.co.uk and follow the instructions provided, or, if you have an account with Equiniti, you must visit https://www.shareview.co.uk and log on to your portfolio using your usual user ID and password. Once logged in, click “View” on the “My Investments” page, click on the link to vote and then follow the on-screen instructions. The Voting ID, Task ID & Shareholder Reference Number shown on the Form of Proxy will be required to complete the EPA procedure. EPA will not be valid if received later than 48 hours before the Rentokil Initial General Meeting, or, in the case of any adjournment, later than 48 hours before the time fixed for the adjourned meeting and will not be accepted if found to contain a computer virus. Alternatively, if you are a user of the CREST system, you may appoint a proxy by following the procedures described in the CREST Manual available at http://www.euroclear.com. The CREST message must be received by the issuer’s agent RA19 by 1.30 p.m. on 4 October 2022.

Applications will be made to the FCA for the New Rentokil Initial Shares to be admitted to listing on the premium listing segment of the Official List of the FCA and to the London Stock Exchange for the New Rentokil Initial Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities.

If you have any questions about this document or the Rentokil Initial General Meeting, or are in any doubt as to how to complete the Form of Proxy, please contact Rentokil Initial plc’s registrars, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom or call on 0333 207 6581 or, if telephoning from outside the UK, on +44 (0)121 415 0077, between 8:30 a.m. and 5.30 p.m. (BST), Monday to Friday (excluding English and Welsh public holidays). Calls to the helpline from outside the UK will be charged at applicable international rates. Calls may be recorded and monitored for security and training purposes. Please note that, for legal reasons, the helpline cannot provide advice on the merits of the Transaction or give any legal, tax or financial advice.

Certain terms used in this document are defined in Part XV (Definitions) of this document.

Important Notice

Barclays, which is authorised by the Prudential Regulation Authority (the “PRA”) and regulated by the FCA and the PRA in the United Kingdom, together with Goldman Sachs, which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, are each acting exclusively for Rentokil Initial plc and no one else in connection with the Transaction and the matters referred to in this document and will not regard any other person as a client in relation to the Transaction and the matters referred to in this document and will not be responsible to anyone other than Rentokil Initial plc for providing the protections afforded to their respective clients, nor for providing advice in relation to the Transaction or any other matter referred to in this document. Apart from the responsibilities and liabilities, if any, which may be imposed on each of Barclays and Goldman Sachs by FSMA or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Barclays nor Goldman Sachs, nor any of their respective subsidiaries, holding companies, branches nor affiliates nor any of their respective directors, officers, employees, agents or advisers owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Barclays or Goldman Sachs in connection with the Transaction for, and no representation, express or implied, is made by either of them, or purported to be made on their behalf, as to the contents of this document, including its accuracy, completeness or verification or any other statement made or purported to be made by either of them, or on their behalf, in connection with Rentokil Initial plc, the Combined Group, the Transaction or the matters described in this document. To the fullest extent permitted by applicable law, each of Barclays and Goldman Sachs and each of their respective subsidiaries, holding companies, branches and affiliates and their respective directors, officers, employees, agents and advisers accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this document or any statement contained therein.

Important Additional Information

In connection with the Transaction, Rentokil Initial plc filed with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which includes a proxy statement of Terminix that also constitutes a prospectus of Rentokil Initial plc (the “proxy statement/ prospectus”). Each of Rentokil Initial plc and Terminix will also file other relevant documents in connection with the Transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil Initial plc and/or Terminix may file with the SEC in connection with the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND STOCKHOLDERS OF TERMINIX ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL INITIAL PLC, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil Initial plc and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at https://www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at https://investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents which will be filed with the SEC by Rentokil Initial plc online at https://www.rentokil-initial.com, upon written request delivered to Rentokil Initial plc at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, UK, Attention: Catherine Stead, or by calling Rentokil Initial plc by telephone at +44 (0)1293 858000 or by email at secretariat@rentokil-initial.com. The information included on, or accessible through, Rentokil Initial plc’s or Terminix’s website is not incorporated by reference into this communication.

Notice to US shareholders

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended.

Participants in the Solicitation

Under SEC rules, Rentokil Initial plc, Terminix and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies from Terminix Shareholders in connection with the Transaction. Information about Rentokil Initial plc’s directors and executive officers may be found on its website at https://www.rentokil-initial.comand in its 2021 Annual Report filed with applicable securities regulators in the United Kingdom on 30 March 2022, available on its website at https://www.rentokil-initial.com. Information about Terminix’s directors and executive officers may be found on its website at https://corporate.terminix.com/responsibility/corporate-governanceand in its 2021 Annual Report on Form 10-K filed with the SEC on 1 March 2022, available at https://investors.terminix.com and https://www.sec.gov. The information included on, or accessible through, Rentokil Initial plc’s or Terminix’s website is not incorporated by reference herein. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies from Terminix Shareholders in connection with the Transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC.

The date of publication of this document is 7 September 2022.

SUMMARY

Summaries are made up of disclosure requirements known as “Elements”. These Elements are numbered in Sections A-D (A.1—D.2). This summary contains all the Elements required to be included in a summary for this type of security and issuer. Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements.

Even though an Element may be required to be inserted in the summary because of the type of securities and issuer, it is possible that no relevant information can be given regarding the Element. In this case a short description of the Element is included in the summary with the mention of “not applicable”.

SECTION A—INTRODUCTION AND WARNINGS
A.1	Name and international securities identifier number (ISIN) of the securities

The ordinary shares of one pence each in the capital of Rentokil Initial plc (“Rentokil Initial plc” or the “Company” and, together with its consolidated subsidiaries from time to time, “Rentokil Initial”) (the “Rentokil Initial Shares”) are registered with ISIN number GB00B082RF11 and SEDOL number B082RF1, and trade under the symbol RTO.
A.2	Identity and contact details of the issuer, including its Legal Entity Identifier (LEI)

The issuer is Rentokil Initial plc. The registered office and principal place of business of Rentokil Initial plc is at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, UK. Rentokil Initial plc’s telephone number is +44 (0)1293 858000 and its legal entity identifier (“LEI”) number is 549300VN4WV7Z6T14K68.
A.3	Identity and contact details of the competent authority approving the combined document

This document consists of a circular and prospectus (“this document”) and this document has been approved by the Financial Conduct Authority (the “FCA”), as competent authority under the Prospectus Regulation, with its head office at 12 Endeavour Square, London, E20 1JN, and telephone number: +44 (0)20 7066 1000, in accordance with the Prospectus Regulation Rules.
A.4	Date of approval of the combined document This document was approved on 7 September 2022.
A.5	Warning

This summary should be read as an introduction to this document. Any decision to invest in the New Rentokil Initial Shares (as defined below) should be based on a consideration of this document as a whole by the investor. An investor could lose all or part of their invested capital. Civil liability attaches only to those persons who have tabled the summary, including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this document, or if it does not provide, when read together with the other parts of this document, key information in order to aid investors when considering whether to invest in the New Rentokil Initial Shares.
SECTION B—KEY INFORMATION ON THE ISSUER
B.1	Who is the issuer of the securities?
B.1.1	Domicile, legal form, LEI, jurisdiction of incorporation and country of operation

Rentokil Initial plc was incorporated and registered in England and Wales on 15 March 2005 under the Companies Act 1985 as a public company limited by shares with the registered number 05393279, with the name Rentokil Initial 2005 plc. Rentokil Initial plc changed its name from Rentokil Initial 2005 plc to Rentokil Initial plc on 21 June 2005. Rentokil Initial plc’s LEI number is 549300VN4WV7Z6T14K68.
B.1.2	Principal activities

Rentokil Initial is a global leader in the provision of route-based services which protect people and enhance lives. Rentokil Initial operates three business segments: Pest Control, Hygiene & Wellbeing and Workwear (France). Rentokil Initial has a global reach, with approximately 46,000 colleagues and operations in 88 countries and in more than 90 of the world’s 100 largest cities. Rentokil Initial leads in digital and innovation, compounding revenue, profit and cash growth through a combination of organic growth and M&A.

Terminix Global Holdings, Inc. (“Terminix Holdings” and, together with its consolidated subsidiaries from time to time, “Terminix”) is a leading provider of residential and commercial pest control services with a focus on North America, specialising in protection against termite damage, rodents, insects and other pests.

SECTION B—KEY INFORMATION ON THE ISSUER
Rentokil Initial plc and Terminix Holdings announced on 14 December 2021 an agreement for the acquisition, by a subsidiary of Rentokil Initial plc, of the entire common stock of Terminix Holdings (the “Terminix Shares”), which will be effected through a statutory merger pursuant to the laws of Delaware (the “Transaction”). On completion of the Transaction (“Completion”), Rentokil Initial and Terminix will combine (the “Combined Group”).

The Transaction will combine two leading pest control businesses with a long cultural heritage, outstanding talent and strong focus on people, customers, delivering products and services responsibly, and benefiting society and the environment by acting in a responsible manner. The Combined Group will enhance shareholder value by creating an enlarged platform for growth, particularly in North America. It will have an attractive financial profile with the opportunity to increase net operating margins through cost reductions and operational efficiencies and a strong balance sheet to support growth through continued investments. The Combined Group will become the leading global pest control company, with a customer base of approximately 4.9 million customers, approximately 57,700 colleagues globally and presence in 790 locations in over 88 countries.
B.1.3	Major shareholders

Insofar as it is known to Rentokil Initial plc, the following persons are, or will at Admission (as defined below) be, interested directly or indirectly in three per cent. or more of the voting rights in respect of the issued share capital of Rentokil Initial plc based on the assumption that the holdings of such persons in Rentokil Initial plc as at the Latest Practicable Date do not change, 645,386,010 Rentokil Initial Shares are issued in connection with the Transaction and that no other issues of Rentokil Initial Shares occur between the date of this document and Admission:

	As at the Latest Practicable Date		Immediately following Admission
	Number of	Percentage of	Number of	Percentage of
	Rentokil Initial	issued Rentokil	Rentokil Initial	issued Rentokil
Name	Shares(1)	Initial Shares	Shares	Initial Shares
Ameriprise Financial, Inc.	182,682,307	9.80	182,682,307	7.28
T Rowe Price International Ltd	91,554,981	4.91	126,257,931	5.03
Citigroup Global Markets Limited	96,593,770	5.18	123,010,173	4.90
BlackRock, Inc.	93,128,464	5.00	119,897,333	4.78
FMR LLC	106,538,308	5.72	106,555,097	4.25
Majedie Asset Management Ltd	101,963,126	5.47	101,963,126	4.06
Schroders plc	89,878,920	4.82	100,189,847	3.99
Invesco Ltd	89,477,118	4.80	90,088,167	3.59
AXA SA	87,093,421	4.67	87,188,727	3.47
The Capital Group Companies, Inc.	82,615,045	4.43	82,615,045	3.29

_______________________
Notes: The above table is based on share notifications received up to the Latest Practicable Date pursuant to DTR 5. Since the date of disclosure to the Company, the interest of any person listed above in Rentokil Initial Shares may have increased or decreased. No requirement to notify the Company of any increase or decrease arises unless the holding passes a notifiable threshold in accordance with rules 5.1.2 or 5.1.5 of the FCA’s Disclosure Guidance and Transparency Rules. To provide a more accurate description of the Company’s substantial shareholders, the table below outlines the Company’s significant shareholders holding 3 per cent. or more of the Company’s issued share capital as at the Latest Practicable Date. Where a Rentokil Initial Shareholder is also a Terminix Shareholder as at the Latest Practicable Date, the above and below tables assume that such Rentokil Initial Shareholder elects and receives 80 per cent. stock consideration at Completion with respect to each of its Terminix Shares.

	As at the Latest Practicable Date		Immediately following Admission
	Number of	Percentage of	Number of	Percentage of
	Rentokil Initial	issued Rentokil	Rentokil Initial	issued Rentokil
Name	Shares	Initial Shares	Shares	Initial Shares
Vanguard Group (Philadelphia)	66,234,661	3.55	124,793,492	4.97
Columbia Threadneedle Investments (London)	118,432,249	6.35	118,432,249	4.72
T. Rowe Price (Baltimore)	69,069,815	3.71	103,772,765	4.14
Fidelity Investments (Boston)	103,643,578	5.56	103,660,367	4.13
BlackRock Investment Mgt—Index (San Francisco)	65,673,363	3.52	88,744,632	3.54
BlackRock Investment Mgt—Index (London)	66,330,955	3.56	66,340,395	2.64
Capital Research Global Investors (London)	62,041,612	3.33	62,041,612	2.47
Royal London Asset Mgt (CIS) (Manchester)	58,904,327	3.16	58,904,327	2.35

SECTION B—KEY INFORMATION ON THE ISSUER
B.1.4	Key managing directors Rentokil Initial plc’s Chief Executive is Andy Ransom and its Chief Financial Officer is Stuart Ingall-Tombs.
B.1.5	Identity of the statutory auditors

The statutory auditors of Rentokil Initial plc are PricewaterhouseCoopers LLP (“PwC”), whose registered address is at 1 Embankment Place, London, WC2N 6RH, United Kingdom. For the years ended 31 December 2019 and 31 December 2020, KPMG LLP (“KPMG”) were the statutory auditors of Rentokil Initial plc. KPMG’s registered address is at 15 Canada Square, London, E14 5GL, United Kingdom.
B.2	What is the key financial information regarding the issuer?

Shareholders should read the whole of this document and not rely solely on the summarised financial information set out below.

Rentokil Initial

The tables below set out Rentokil Initial’s summary financial information for the periods indicated, as prepared in accordance with IFRS.

The consolidated financial information set forth below is extracted or derived from, and should be read in conjunction with, the audited consolidated financial statements for Rentokil Initial for the years ended 31 December 2021, 31 December 2020 and 31 December 2019, and unaudited consolidated interim financial statements for Rentokil Initial for the six month periods ended 30 June 2022 and 30 June 2021, incorporated by reference into this document.

Consolidated Statement of Income of Rentokil Initial

	Six months ended 30 June (£m)		Year ended 31 December (£m)
	2022	2021	2021	2020	2020	2019
	(unaudited)	(unaudited)	(audited)	(unaudited, restated)	(audited)	(audited)
Total revenue	1,572.1	1,454.7	2,956.6	2,803.3	2,823.5	2,714.4
Adjusted earnings before interest, tax, depreciation amortisation and impairment and non- underlying items	326.7	309.4	654.1	616.2	616.2	596.7
Adjusted operating profit	232.5	208.6	441.5	384.0	384.0	365.4
Operating profit (loss)	169.7	160.6	346.5	293.8	293.8	265.6
Profit (loss) for the period	124.2	119.2	263.2	186.3	186.3	283.6

Consolidated Statement of Financial Position of Rentokil Initial

	As of 30 June (£m)		As of 31 December (£m)
	2022	2021	2021	2020	2020	2019
	(unaudited)	(unaudited)	(audited)	(unaudited, restated)	(audited)	(audited)
Total non-current assets	3,353.6	2,738.5	2,979.5	2,744.3	2,744.3	2,468.7
Total current assets	3,186.6	2,388.2	1,343.6	2,838.8	3,093.9	1,785.3
Total assets	6,540.2	5,126.7	4,323.1	5,583.1	5,838.2	4,254
Total non-current liabilities	(3,403.7)	(1,660.3)	(1,669.6)	(1,749.7)	(1,749.7)	(1,476.3)
Total current liabilities	(1,698.3)	(2,331.0)	(1,389.6)	(2,702.8)	(2,957.9)	(1,775.4)
Total liabilities	(5,102.0)	(3,991.3)	(3,059.2)	(4452.5)	(4707.6)	(3251.7)
Net assets	1,438.2	1,135.4	1,263.9	1,130.6	1,130.6	1,002.3

SECTION B—KEY INFORMATION ON THE ISSUER
Consolidated Statement of Cash Flows of Rentokil Initial

	Six months ended 30 June (£m)		Year ended 31 December (£m)
	2022	2021	2021	2020	2020	2019
	(unaudited)	(unaudited)	(audited)	(unaudited, restated)	(audited)	(audited)
Net cash flow from operating activities	261.1	331.8	563.2	523.4	544.2	462.9
Net cash flow from investing activities	(208.6)	(324.6)	(441.1)	(497.5)	(327.0)	(61.1)
Net cash flow from financing activities	1,470.6	(161.0)	(417.1)	253.5	62.2	(221.3)
Net change in cash and cash equivalents	1,523.1	(153.8)	(295.0)	279.4	279.4	180.5
Cash and cash equivalents at start of period	241.9	550.8	550.8	273.9	273.9	100.9
Exchange gain (loss) on cash and cash equivalents	22.8	(9.1)	(13.9)	(2.5)	(2.5)	(7.5)
Cash and cash equivalents at end of period	1,787.8	387.9	241.9	550.8	550.8	273.9

Terminix

The tables below set out Terminix’s summary financial information for the periods indicated, as prepared in accordance with US GAAP.

The consolidated financial information set forth below is extracted or derived from, and should be read in conjunction with, Terminix Holdings’ Quarterly Report on Form 10-Q for the six month periods ended 30 June 2022 and 30 June 2021 and the audited consolidated financial statements for Terminix as of and for the years ended 31 December 2021, 31 December 2020 and 31 December 2019.

	Six months ended 30 June		Year ended 31 December
	(US$m) (unaudited)		(US$m) (audited)
Terminix Consolidated Income Statement	2022	2021	2021	2020	2019
Revenue	1,081	1,032	2,045	1,961	1,819
Income from Continuing Operations before Income Taxes	39	110	180	41	64
Income from Continuing Operations	21	81	126	20	60
Net Income	21	81	125	551	128
Other Comprehensive (Loss), Net of Income Taxes	29	17	17	(47)	4
Total Comprehensive Income	50	97	142	504	132

	As of 30 June		As of 31 December
	(US$m) (unaudited)		(US$m) (audited)
Terminix Consolidated Balance Sheet	2022	2021	2021	2020	2019
Total current assets	698	730	514	1,010	629
Total assets	4,486	4,567	4,410	4,837	5,322
Total current liabilities	544	552	511	588	557
Total stockholders’ equity	2,436	2,508	2,375	2,741	2,322

	Six months ended 30 June		Year ended 31 December
	(US$m)		(US$m)
Terminix Consolidated Cash Flow Statement	2022	2021	2021	2020	2019
	(unaudited)	(unaudited)
Net cash flow from operating activities	159	151	239	198	169
Net cash flow from investing activities	20	(56)	(131)	(47)	(519)
Net cash flow from financing activities	(26)	(409)	(623)	(992)	328
Net change in cash and cash equivalents	161	(302)	(499)	336	55
Cash and cash equivalents at start of period	205	704	704	368	313
Exchange gain (loss) on cash and cash equivalents	(4)	—	(1)	1	1
Cash and cash equivalents at end of period	366	402	205	704	368

SECTION B—KEY INFORMATION ON THE ISSUER
Key pro forma financial information

The Unaudited Pro Forma Financial Information has been prepared to illustrate the effect of the Transaction on: (i) the income statement of Rentokil Initial for the six months ended 30 June 2022 as if the Transaction had taken place on 1 January 2021; (ii) the income statement of Rentokil Initial for the year ended 31 December 2021 as if the Transaction had taken place on 1 January 2021; and (iii) the statement of net assets of Rentokil Initial as if the Transaction had taken place on 30 June 2022. The Unaudited Pro Forma Financial Information has been compiled on a basis consistent with IFRS and in a manner consistent with the accounting policies adopted by Rentokil Initial plc in preparing the audited consolidated financial statements for the year ended 31 December 2021. The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and does not, therefore, represent Rentokil Initial’s or the Combined Group’s actual financial position or results.

Summary of Unaudited Pro Forma income statement

	Six months ended	Year ended
	30 June 2022	31 December 2021
	(£m)	(£m)
Total revenue	2,405	4,441
Operating profit	248	333
Profit before income tax	187	216
Profit attributable to the Company’s equity holders	140	152

Summary of Unaudited Pro Forma statement of net assets

As at 30 June 2022 (£m)
Non-current assets	9,334
Current assets	2,503
Non-current liabilities	4,918
Current liabilities	2,161
Net assets	4,758

B.3	What are the key risks that are specific to the issuer?

The following is a selection of the most material risks specific to the Company and, following Completion, the Combined Group. In making the selection, Rentokil Initial plc has considered circumstances such as the possibility of the risk materialising on the basis of the current state of affairs, the potential impact that the materialisation of the risk could have on the Company’s and, following Completion, the Combined Group’s business, reputation, results of operations, financial condition and/or prospects, and the attention that management would, on the basis of current expectations, have to devote to these risks if they were to materialise.

•	The Combined Group may not realise all of the anticipated benefits of the Transaction.

•	The additional indebtedness that Rentokil Initial will incur in connection with Completion could adversely affect the Combined Group’s financial position, including by decreasing Rentokil Initial’s (and following Completion, the Combined Group’s) business flexibility and result in a decline in the Combined Group’s credit rating.

•	Prior to Completion, each of Rentokil Initial and Terminix, and following Completion the Combined Group, may have difficulty attracting, motivating and retaining executives and other employees in light of the Transaction.

•	If Rentokil Initial (and with effect from Completion, the Combined Group) is unsuccessful in integrating acquisitions (including the Transaction) or if its disposals result in lost business streams or unexpected costs or liabilities, its business could be materially and adversely affected.

•	Termite damage claims and lawsuits related thereto could increase the Combined Group’s legal expenses and may adversely impact its business, reputation, results of operations, financial condition and/or prospects.

•	Rentokil Initial (and with effect from Completion, the Combined Group) may experience difficulties integrating, streamlining and optimising its IT systems, processes and technologies.

•	Rentokil Initial depends (and with effect from Completion, the Combined Group will depend) on a suitably skilled and qualified labour force to maintain the business.

•	Rentokil Initial depends (and with effect from Completion, the Combined Group will depend) on key personnel to lead Rentokil Initial’s business.

SECTION B—KEY INFORMATION ON THE ISSUER
•	ESG matters, including those related to climate change and sustainability, may have an adverse effect on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects.

•	Inflationary pressures, such as increases in wages, fuel prices and other operating costs, could adversely impact Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, results of operations, financial condition and/or prospects.

•	Supply chain issues may result in product shortages or disruptions to Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business.

•	Compliance with, or violation of, environmental, health and safety laws and regulations, including laws pertaining to the use of pesticides, could result in significant costs that adversely impact Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects.

SECTION C—KEY INFORMATION ON THE SECURITIES
C.1	What are the main features of the securities?
C.1.1	Type, class and ISIN

Following Admission (as defined below), the New Rentokil Initial Shares will be registered with ISIN number GB00B082RF11 and SEDOL number B082RF1, and trade under the symbol RTO, which is the same ISIN as the existing Rentokil Initial Shares.
C.1.2	Currency, denomination, par value, number of securities issued and duration

As at the Latest Practicable Date, the issued share capital of Rentokil Initial plc was £18,638,329.65, comprising 1,863,832,965 Rentokil Initial Shares. Rentokil Initial plc has agreed to issue up to approximately 645 million New Rentokil Initial Shares which will be represented by up to approximately 129 million Rentokil Initial American Depositary Shares being issued to Terminix Shareholders (“New Rentokil Initial ADSs”, and together with the Existing Rentokil Initial ADSs, the “Rentokil Initial ADSs”) in respect of the Transaction, such that the issued share capital of Rentokil Initial plc at Completion will be £25,092,189.75] (assuming approximately 645 million New Rentokil Initial Shares are issued), comprising 2,509,218,975 Rentokil Initial Shares. The Rentokil Initial Shares are, and the New Rentokil Initial Shares will be, denominated in pounds sterling and have an indefinite term.
C.1.3	Rights attaching to the New Rentokil Initial Shares

The New Rentokil Initial Shares will rank equally with the existing Rentokil Initial Shares in all respects, including for voting and distribution purposes. On a show of hands each holder of Rentokil Initial Shares has one vote and on a poll each holder of Rentokil Initial Shares has one vote for every Rentokil Initial Share held. The Rentokil Initial Shares carry the right to and rank equally for all dividends and other distributions declared, made or paid.
C.1.4	Rank of securities in the issuer’s capital structure in the event of insolvency

The Rentokil Initial Shares do not, and the New Rentokil Initial Shares will not, carry any rights to participate in a distribution (including on a winding-up) other than those that exist as a matter of law. The New Rentokil Initial Shares will rank equally with the existing Rentokil Initial Shares on a winding up of Rentokil Initial plc.
C.1.5	Restrictions on transfer The Rentokil Initial Shares are, and New Rentokil Initial Shares will be, free from any restriction on transfer, subject to compliance with applicable securities laws.
C.1.6	Dividend or payout policy The Combined Group will remain committed to Rentokil Initial plc’s current progressive dividend policy.
C.2	Where will the securities be traded?

Subject to Completion, applications will be made for Admission of all of the New Rentokil Initial Shares. On Admission, such New Rentokil Initial Shares will be admitted to trading on the main market for listed securities of the London Stock Exchange. The New Rentokil Initial Shares will be registered with ISIN number GB00B082RF11 and SEDOL number B082RF1, and trade under the symbol RTO.

SECTION C—KEY INFORMATION ON THE SECURITIES
C.3	What are the key risks that are specific to the securities?

The following are the most material risks specific to the Rentokil Initial Shares. In selecting these risks, Rentokil Initial plc has considered circumstances, such as the possibility of the risks materialising and the potential impact which the materialisation of the risk could have on holders of Rentokil Initial Shares:
•	Current Rentokil Initial Shareholders will have a reduced ownership and voting interest after the Transaction.

•	Resales of Rentokil Initial Shares and Rentokil Initial ADSs following Completion may cause the market value of Rentokil Initial Shares to decline.

•	The market value of Rentokil Initial Shares and Rentokil Initial ADSs may decline as a result of the Transaction.

SECTION D—KEY INFORMATION ON THE OFFER OF SECURITIES TO THE PUBLIC AND/OR THE ADMISSION TO TRADING ON A REGULATED MARKET
D.1	Under which conditions and timetable can I invest in this security?

 Not applicable. This document does not constitute an offer or an invitation to any person to subscribe for or purchase any Rentokil Initial Shares. The New Rentokil Initial Shares being issued will be represented by the New Rentokil Initial ADSs that will be issued to Terminix Shareholders as consideration for the Transaction.

Details of admission to trading on a regulated market
Application will be made to the FCA for the New Rentokil Initial Shares to be admitted to the premium listing segment of the Official List of the FCA and to the London Stock Exchange for the New Rentokil Initial Shares to be admitted to trading on the main market for listed securities of the London Stock Exchange (“Admission”). It is expected that Admission will become effective, and that dealings in the New Rentokil Initial Shares will commence on the business day immediately following the date of Completion which is expected to be on 12 October 2022.

Amount and percentage of immediate dilution resulting from the issue
Following Completion and assuming that approximately 645 million New Rentokil Initial Shares are issued in connection with the Transaction, existing Rentokil Initial Shareholders will be subject to an immediate dilution as a result of the issue, following which they will hold approximately 74 per cent. of the Company’s issued share capital.

Estimate of the total expenses of the issue
The aggregate costs and expenses of the Transaction, issuance of the New Rentokil Initial Shares and Admission (including the listing fees of the FCA and the London Stock Exchange, professional fees and expenses and the costs of printing and distribution of documents), issuance payable by the Company are estimated to be £80 million (inclusive of VAT).
D.2	Why is the combined document being produced?
 Under the terms of the Transaction, Terminix Shareholders will receive aggregate consideration comprised of approximately US$1.3 billion in cash and approximately 129 million New Rentokil Initial ADSs (each New Rentokil Initial ADS representing five Rentokil Initial Shares).

Subject to Completion, applications will be made for all of the New Rentokil Initial Shares to be admitted to the premium listing segment of the Official List of the FCA and to trading on the main market for listed securities of the London Stock Exchange.

This document has been prepared in connection with the proposed applications for Admission of the New Rentokil Initial Shares which will be represented by the New Rentokil Initial ADSs proposed to be issued to Terminix Shareholders in connection with the Transaction. There are no conflicting interests that are material to Admission.

PART I

RISK FACTORS

Any investment in the Rentokil Initial Shares is subject to a number of risks. Prior to investing in the Rentokil Initial Shares, prospective investors should carefully consider risk factors associated with any investment in the Rentokil Initial Shares, the business of Rentokil Initial and, following Completion, the Combined Group and the pest control industry as a whole, together with all other information contained in this document, including in particular the risk factors described below, and consult with their professional advisers.

Prospective investors should note that the risks summarised in the section of this document entitled “Summary” are the risks that the Company has assessed to be the most essential to an assessment by a prospective investor of whether to consider an investment in the Rentokil Initial Shares. However, as the risks that Rentokil Initial faces and, following Completion, the Combined Group will face, relate to events and depend on circumstances that may or may not occur in the future, prospective investors should consider not only the information on the key risks summarised in the section of this Prospectus entitled “Summary Information” but also, among other things, the risks and uncertainties described below.

Rentokil Initial Shareholders should also consider the following risks and uncertainties together with all the other information set out in, or incorporated by reference into, this document prior to making any decision as to whether or not to vote in favour of the Transaction.

If any of the following risks were to occur, this could have a material adverse effect on the business, reputation, results of operations, financial condition or prospects of Rentokil Initial, Terminix or, following Completion, the Combined Group, the value of the Rentokil Initial Shares could decline and Rentokil Initial Shareholders could lose all or part of the value of their investment in Rentokil Initial Shares.

In addition, the risks described below are based on information known at the date of this document but may not be the only risks to which Rentokil Initial, Terminix or, following Completion, the Combined Group is or might be exposed to or that prospective investors may face when making an investment in the Rentokil Initial Shares. Additional risks and uncertainties relating to Rentokil Initial, Terminix or, following Completion, the Combined Group, which are currently unknown to Rentokil Initial plc or that Rentokil Initial plc does not currently consider to be material, could have a material adverse effect on the business, reputation, results of operations, financial condition and/or prospects of Rentokil Initial, Terminix or, following Completion, the Combined Group. If any of the following risks were to occur, the business, financial condition, results of operations and/or prospects of Rentokil Initial, Terminix or, following Completion, the Combined Group could be materially adversely affected and the value of the Rentokil Initial Shares could decline and Rentokil Initial Shareholders could lose all or part of the value of their investment in Rentokil Initial Shares.

Risks related to the Transaction

There is no assurance when or if the Transaction will be completed.

Completion is conditional upon a number of Conditions as set forth in the Merger Agreement, including, among others:

(a)	Rentokil Initial Shareholder approvals:

(i)	approval of the Resolutions by a majority of Rentokil Initial Shareholders attending, whether in person or by proxy, and voting at the Rentokil Initial General Meeting;

(b)	Terminix Shareholder approval:

(i)	adoption of the Merger Agreement by the holders of a majority of the outstanding Terminix Shares entitled to vote at the special meeting of Terminix Shareholders to be called for the purposes of such vote (the “Terminix Special Meeting”);

(c)	admission of New Rentokil Initial Shares to listing on the London Stock Exchange’s main market for listed securities and New Rentokil Initial ADSs on the NYSE:

(i)	approval for admission of the New Rentokil Initial Shares to the premium listing segment of the Official List of the FCA and to trading on the main market for listed securities of the London Stock Exchange subject only to the issue of such New Rentokil Initial Shares upon Completion; and

(ii)	approval for listing on the NYSE of the New Rentokil Initial ADSs issuable to Terminix Shareholders as the share portion of the Merger Consideration (subject to official notice of issuance); and

(d)	registration statements declared effective by the SEC:

(i)	declaration by the SEC of the effectiveness of the registration statements filed on Form F-4 and Form F-6 relating to the New Rentokil Initial Shares and New Rentokil Initial ADSs, respectively, to be issued as the share portion of the Merger Consideration (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order pending before the SEC).

There can be no assurance as to when these Conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Transaction.

The Rentokil Initial General Meeting will take place before all of the required Conditions have been satisfied and before all matters relevant to the satisfaction of Conditions, if any, are known. Notwithstanding the foregoing, if the Transaction is approved by Rentokil Initial Shareholders, Rentokil Initial plc may not be required to seek further approval of Rentokil Initial Shareholders.

Because the market value of Rentokil Initial Shares may fluctuate and the exchange ratio and per share cash amount are both fixed, Rentokil Initial cannot be sure of the market value of the Merger Consideration that it will pay in the Transaction.

Upon Completion, Terminix Shareholders will be entitled to receive for each Terminix Share that they own, at the election of each shareholder, subject to certain allocation and proration provisions in the Merger Agreement, either (i) a number of New Rentokil Initial ADSs (each representing a beneficial interest in five New Rentokil Initial Shares) equal to (A) the exchange ratio plus (B) the quotient of the per share cash amount and the Rentokil Initial ADS price; or (ii) an amount in cash, without interest, and in USD equal to (A) the per share cash amount plus (B) the product of the exchange ratio and the Rentokil Initial ADS price. Based on Rentokil Initial plc’s five-day average daily volume weighted share price and the five-day average of the £:US$ exchange rate, in each case, over the period spanning 6 December 2021 to 10 December 2021, inclusive, the implied value of the Merger Consideration to Terminix Shareholders as at the date of announcement of the Transaction was US$55.00 per Terminix Share. Based on Rentokil Initial plc’s five-day average daily volume weighted share price and the five-day average of the £:US$ exchange rate, in each case, over the period spanning 24 August 2022 to 31 August 2022 (the latest practicable trading day before the date of this document), inclusive, the implied value of the Merger Consideration to Terminix Shareholders was approximately US$43.33 per Terminix Share.

The Merger Consideration will not be adjusted to reflect the comparative value of pounds sterling and the US dollar or the market value of Rentokil Initial Shares or the Terminix Shares. Therefore, the aggregate market value of the New Rentokil Initial Shares that Rentokil Initial plc is required to issue at the time of Completion could vary significantly from the value of the Rentokil Initial Shares on the date of this document or the date of the Rentokil Initial General Meeting.

Rentokil Initial plc or Terminix Holdings may waive one or more of the Conditions without re-soliciting shareholder approval.

Certain conditions to Rentokil Initial plc and Terminix Holdings’ obligations, respectively, to complete the Transaction may be waived, in whole or in part, to the extent legally permissible, either unilaterally or by agreement by either Rentokil Initial plc or Terminix Holdings. In the event that any such waiver does not require further shareholder approval or a supplement to this document or any re-solicitation of proxies or voting cards (as applicable), the parties will have the discretion to complete the Transaction without seeking further approval of Rentokil Initial Shareholders or Terminix Shareholders, as applicable.

Except in specified circumstances, if the Transaction is not completed by 31 December 2022, subject to certain extensions in specified circumstances by either Rentokil Initial or Terminix, either Rentokil Initial or Terminix may choose not to proceed with the Transaction.

Either Rentokil Initial plc or Terminix Holdings may terminate the Merger Agreement if the Transaction has not been completed by 31 December 2022. However, this right to terminate the Merger Agreement will not be available to Rentokil Initial plc or Terminix Holdings if such party’s material breach of any of its obligations under the Merger Agreement has been the proximate cause of or resulted in the failure of the Transaction to be completed on or before such time. The end date may be extended by Rentokil Initial plc or Terminix Holdings to the Extended Long Stop Date if at the time of any such extension the antitrust-related Conditions are not satisfied but all other Conditions (other than Conditions that by their terms can only be satisfied on the date of Completion) have been satisfied or waived.

Terminix is, and Rentokil Initial may become, the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Transaction from being completed.

As at the date of this document, three securities stockholder derivative lawsuits have been brought against Terminix Holdings and its directors and one draft complaint has been sent to Terminix Holdings. Such lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting Completion, then that injunction may delay or prevent the Transaction from being completed. Given the early stage of the existing proceedings, it is impossible to predict the outcome or estimate possible loss or range of loss.

While the Merger Agreement is in effect, Rentokil Initial plc, Terminix Holdings and their respective subsidiaries’ businesses are subject to restrictions on their business activities.

Under the Merger Agreement, Rentokil Initial plc, Terminix Holdings and their respective subsidiaries are subject to certain restrictions on the conduct of their respective businesses and generally must operate their respective businesses in the ordinary course prior to completing the Transaction (unless Rentokil Initial plc or Terminix Holdings obtains the other’s consent, as applicable, which is not to be unreasonably withheld, conditioned or delayed), which may restrict Rentokil Initial plc’s and Terminix Holdings’ ability to exercise certain of their respective business strategies. These restrictions may prevent Rentokil Initial plc and Terminix Holdings from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, continuing share repurchase programmes, incurring indebtedness or making changes to Rentokil Initial plc’s and Terminix Holdings’ respective businesses prior to the Completion or termination of the Merger Agreement, as applicable. These restrictions could have an adverse effect on Rentokil Initial plc’s and Terminix Holdings’ respective businesses, financial results, financial condition or share price.

In addition, the Merger Agreement prohibits Rentokil Initial plc from (i) soliciting, initiating, knowingly facilitating or knowingly encouraging, subject to certain exceptions set forth in the Merger Agreement, any inquiry or the making or submission of any proposal or offer that constitutes an acquisition proposal (as defined for each party in the Merger Agreement), (ii) (A) entering into or participating in any discussions or negotiations with any third party, (B) furnishing to any third party any information, or (C) otherwise assisting, participating in, knowingly facilitating or knowingly encouraging any third party, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, an acquisition proposal, or (iii) approving, recommending or entering into (or publicly or formally proposing to approve, recommend or enter into), any letter of intent or similar document, agreement, commitment or agreement in principle with respect to an acquisition proposal. These restrictions may prevent Rentokil Initial plc from pursuing a transaction that may be more attractive than the Transaction. These restrictions could have an adverse effect on Rentokil Initial plc’s business, financial results, financial condition or share price.

The Combined Group may not realise all of the anticipated benefits of the Transaction.

There is a risk that some or all of the expected benefits of the Transaction may fail to materialise, or may not occur within the time periods anticipated by Rentokil Initial plc and Terminix Holdings. The realisation of such benefits may be affected by a number of factors, many of which are beyond the control of Rentokil Initial plc and Terminix Holdings. The challenge of integrating previously independent businesses makes evaluating the business and future financial prospects of the Combined Group following the Transaction difficult. Rentokil Initial and Terminix have operated and, until Completion, will continue to operate, independently. The success of the Transaction, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, an expanded market reach and operating efficiencies that do not materially disrupt existing customer relationships (including as a result of customer relationships based on personal relationships being disrupted or lost due to personnel changes) nor result in decreased revenues or dividends due to the full or partial loss of customers. The past financial performance of each of Rentokil Initial plc and Terminix Holdings may not be indicative of the future financial performance of the Combined Group.

Failure to realise all of the anticipated benefits of the Transaction may impact the financial performance of the Combined Group, the price of the Rentokil Initial Shares and the Rentokil Initial ADSs and the ability of the Combined Group to continue paying dividends on its shares at levels per share consistent with the current dividend or at all. The declaration of dividends by the Combined Group will be at the discretion of its board of directors, which may determine at any time to cease paying dividends, lower the dividend level per share or not increase the dividend level per share.

The Transaction may not be accretive, and may be dilutive, to Rentokil Initial plc’s earnings per share, which may negatively affect the market price of Rentokil Initial Shares and the implied value of the Rentokil Initial ADSs following the Transaction.

In connection with Completion, Rentokil Initial plc expects to issue approximately 645 million new Rentokil Initial Shares, in the form of New Rentokil Initial ADSs, and certain Terminix Holdings equity awards are required to be converted into equity awards of Rentokil Initial plc pursuant to the Merger Agreement. The issuance of new Rentokil Initial Shares, in the form of New Rentokil Initial ADSs, could have the effect of depressing the market price of Rentokil Initial Shares.

Rentokil Initial plc currently projects that the Transaction will result in a number of benefits, including increased scale and an enlarged platform for profitable growth, and that it will ultimately be accretive to Rentokil Initial plc’s earnings per share. This projection is based on preliminary estimates that may materially change. Future events and conditions could reduce or delay the accretion that is currently projected or result in the Transaction being dilutive to Rentokil Initial plc’s earnings per share, including adverse changes in market conditions, additional transaction and integration related costs and other factors such as the failure to realise some or all of the benefits anticipated in the Transaction. Any dilution of, reduction in or delay of any accretion to, Rentokil Initial plc’s earnings per share could cause the price of Rentokil Initial Shares and the implied value of the Rentokil Initial ADSs to decline or grow at a reduced rate.

The additional indebtedness that Rentokil Initial will incur in connection with Completion could adversely affect the Combined Group’s financial position, including by decreasing Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business flexibility and result in a decline in the Combined Group’s credit rating.

Following Completion, the Combined Group will have increased borrowings compared to Rentokil Initial’s historic level of borrowings. Rentokil Initial’s consolidated borrowings were £3.8 billion (US$4.7 billion converted at the £:US$ exchange rate on 30 June 2022) as of 30 June 2022. The Combined Group’s pro forma borrowings as of 30 June 2022, if the Transaction had been completed on that same date, would have been approximately £4.6 billion, of which approximately £1.2 billion would have been at variable rates of interest when assuming borrowings for the Transaction are made under the term facility.

Rentokil Initial plc has incurred approximately US$2.0 billion of additional debt in connection with the Transaction and may incur up to a further US$700 million of additional debt in connection with the Transaction. This increased level of borrowing could have the effect, among other things, of reducing the Combined Group’s flexibility to respond to changing business and economic conditions and will have the effect of increasing the Combined Group’s interest expenses. In addition, the amount of cash required to service the Combined Group’s increased borrowing levels and increased aggregate dividends following Completion and thus the demands on the Combined Group’s cash resources will be greater than the amount of cash flow required to service Rentokil Initial’s borrowings and pay dividends prior to the Transaction. The increased levels of borrowings and any increase in dividends following Completion could also reduce funds available for the Combined Group’s investments in M&A, research and development, capital expenditures and other activities and may create competitive disadvantages for the Combined Group relative to other companies with lower debt levels.

Rentokil Initial’s credit rating impacts the cost and availability of future borrowings and, accordingly, Rentokil Initial’s cost of capital. Rentokil Initial’s credit rating reflects each credit rating organisation’s opinion of Rentokil Initial’s financial and business strength, operating performance and ability to meet its debt obligations. Although Rentokil Initial’s credit rating was reaffirmed by S&P Global Ratings (“S&P”) as BBB following the announcement of the Transaction, if Rentokil Initial’s (and with effect from Completion, the Combined Group’s) credit rating declines, Rentokil Initial (and with effect from Completion, the Combined Group) may not be able to sell additional debt securities, borrow money, refinance the Transaction Facilities if drawn or establish alternatives to the Transaction Facilities in the amounts or at the times or interest rates contemplated thereby (or at all) or upon more favourable terms and conditions that might be available if Rentokil Initial’s current credit rating is maintained.

The cost of certain of Rentokil Initial’s existing indebtedness will also increase in the event that Rentokil Initial’s credit rating is sub-investment grade. In addition, future borrowings under circumstances in which the Combined Group’s debt is rated below investment grade may contain further restrictions that impose significant restrictions on the way the Combined Group operates following the Transaction.

This risk factor is not intended to qualify the Company’s and the Combined Group’s working capital statements.

An increase in interest rates would increase the cost of servicing Rentokil Initial’s debt and could adversely impact its business, results of operations, financial condition and/or prospects.

Facility B, which forms part of Rentokil Initial’s Transaction financing, will bear interest at a floating rate. As a result, to the extent Rentokil Initial has not hedged against rising interest rates, an increase in the applicable benchmark interest rates would increase the cost of servicing the debt in the future and could materially and adversely affect Rentokil Initial’s results of operations, financial condition, liquidity and cash flows. In addition, if Rentokil Initial refinances its indebtedness and interest rates increase between the time an existing financing arrangement was consummated and the time such financing arrangement is refinanced, the cost of servicing debt would increase, which could have a material adverse effect on Rentokil Initial’s business, results of operations, financial condition and/or prospects.

Prior to Completion, each of Rentokil Initial and Terminix (and with effect from Completion, the Combined Group) may have difficulty attracting, motivating and retaining executives and other employees in light of the Transaction.

The Combined Group’s success after Completion will depend in part on its ability to retain key executives and other employees. Uncertainty about the effect of the Transaction on employees of Rentokil Initial and Terminix may have an adverse effect on each of Rentokil Initial and Terminix and consequently on the Combined Group. This uncertainty may, prior to Completion, impair Rentokil Initial’s and/or Terminix’s, and post-Completion the Combined Group’s, ability to attract, retain and motivate personnel. Employee retention may be particularly challenging during the pendency of the Transaction, as employees of Rentokil Initial and Terminix may experience uncertainty about their future roles in the Combined Group.

Additionally, Terminix’s officers and employees may hold Terminix Shares and/or certain equity awards, and, if the Transaction is completed, these officers and employees may be entitled to the Merger Consideration in respect of such Terminix Shares and/or certain equity awards. Under agreements between Terminix and certain of its employees, such employees could potentially resign from employment on or after Completion that could result in severance payments to such employees and accelerated vesting of their equity awards. These payments and accelerated vesting benefits, individually or in the aggregate, could make retention of Terminix employees more difficult.

Furthermore, if employees of Rentokil Initial or Terminix depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the Combined Group, Rentokil Initial may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent. As a result, the Combined Group’s ability to realise the anticipated benefits of the Transaction may be materially and adversely affected. No assurance can be given that the Combined Group will be able to attract or retain employees to the same extent that Rentokil Initial and Terminix have been able to attract or retain employees in the past.

Certain Terminix agreements may contain change of control or anti-assignment provisions that may be triggered by the Transaction and that, if acted upon or not waived, could cause the Combined Group to lose the benefit of such agreements and incur liabilities or replacement costs, which could have an adverse effect on the Combined Group.

Terminix is party to, or may become party to after the date of this document, various agreements with third parties that may contain change of control or anti-assignment provisions that may be triggered upon Completion. Agreements with such provisions may provide for or permit the termination of the agreement upon the occurrence of a change of control of, or the assignment of such contract by, one of the parties unless it is waived by the relevant counterparties. In the event that there is such a contract or arrangement requiring a consent or waiver in relation to the Transaction, for which such consent or waiver was not obtained, the Combined Group could lose the benefit of the underlying agreement and incur liabilities or replacement costs, which could have an adverse effect on the business, results of operations, financial condition and/or prospects of the Combined Group.

The announcement and pendency of the Transaction could adversely affect Rentokil Initial’s and Terminix’s respective businesses, results of operations, financial condition and/or prospects.

The announcement and pendency of the Transaction could cause disruptions in and create uncertainty surrounding Rentokil Initial’s and Terminix’s business, including affecting their relationships with existing and future customers and suppliers, which could have an adverse effect on Rentokil Initial’s and Terminix’s business, results of operations, financial condition and/or prospects, regardless of whether the Transaction is completed. Rentokil Initial and Terminix could also potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. In addition, each of Rentokil Initial plc and Terminix Holdings has expended, and continues to expend, significant management resources in an effort to complete the Transaction, which are being diverted from Rentokil Initial’s and Terminix’s day-to-day operations.

If the Transaction is not completed, Rentokil Initial plc’s and Terminix Holdings’ share prices may fall if and to the extent that the current prices of Rentokil Initial Shares and Terminix Shares reflect a market assumption that the Transaction will be completed. In addition, the failure to complete the Transaction may result in negative publicity or a negative impression of Rentokil Initial in the investment community and may affect Rentokil Initial’s relationship with colleagues, customers, suppliers and other partners in the business community.

Rentokil Initial plc and Terminix Holdings will incur substantial transaction fees and costs in connection with the Transaction.

Rentokil Initial plc and Terminix Holdings have incurred and expect to incur additional material non-recurring expenses in connection with the Transaction and Completion, including costs relating to obtaining required approvals and in change in control payments. Rentokil Initial plc and Terminix Holdings have incurred significant financial services, accounting, tax and legal fees in connection with the process of negotiating and evaluating the terms of the Transaction. Additional significant unanticipated costs may be incurred in the course of coordinating the businesses of Rentokil Initial and Terminix after Completion. Even if the Transaction is not completed, Rentokil Initial plc and Terminix Holdings will need to pay certain costs relating to the Transaction incurred prior to the date the Transaction was abandoned, such as financial advisory, accounting, tax, legal, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future business, results of operations, financial condition and/or prospects.

In addition to its own fees and expenses, in the event the Rentokil Initial Shareholders do not approve the Resolutions, and as a result the Merger Agreement is terminated, Rentokil Initial plc may be required to pay by way of compensation an amount equal to US$50 million to Terminix Holdings. Rentokil Initial plc may also be required to pay Terminix Holdings by way of compensation a termination payment of US$150 million if the Merger Agreement is terminated under the circumstances specified in the Merger Agreement.

The Transaction may affect the application of new or existing tax rules to the Combined Group which could result in a material impact on the Combined Group’s cash tax liabilities and tax charges.

Changes in tax regimes, such as those that have been proposed by the current administration in the United States that include raising the corporate tax rate and raising the tax rate on global intangible low-taxed income, could result in a material impact on the cash tax liabilities and tax charges of the Combined Group. The Combined Group will have a greater presence in the United States following the acquisition of Terminix Holdings than the existing Rentokil Initial, which means that changes to tax rules in the United States could have a more significant impact. Such an impact could also arise from changes in the application of existing tax rules, including UK tax rules, to Rentokil Initial as a result of the Transaction. In either case, this could result in a reduction in financial results depending upon the nature of the change.

Risks related to Rentokil Initial and, with effect from Completion, the Combined Group

Risks relating to business strategies and operations

If Rentokil Initial (and with effect from Completion, the Combined Group) is unsuccessful in integrating acquisitions (including the Transaction) or if its disposals result in unexpected costs or liabilities, its business could be materially and adversely affected.

Rentokil Initial has a strategy that includes growth by acquisition, for example it acquired 52 new businesses in 2021. M&A activity is a core part of Rentokil Initial’s strategy to extend its geographic footprint and to improve its market share in existing locations, and Rentokil Initial (and with effect from Completion, the Combined Group) may continue to pursue strategic transactions in the future, which could involve acquisitions or disposals of businesses or assets. There are a number of risks to the successful integration of acquired businesses. These risks include the possibility that management may be distracted from regular business concerns by the need to integrate operations and that unforeseen difficulties can arise in integrating operations and systems and retaining and assimilating the employees. In addition, even where a diligent review of the businesses and/or properties acquired in connection with such acquisitions is performed in accordance with industry norms, such reviews may be incomplete and not necessarily reveal all existing or potential problems, including actual or contingent liabilities, or permit a full assessment of the deficiencies associated with the businesses or properties.

Any acquisition that Rentokil Initial (and with effect from Completion, the Combined Group) makes may not provide it with the benefits that were anticipated when entering into such acquisition. If Rentokil Initial fails to: (i) successfully integrate acquisitions into its existing organisational structures; (ii) deliver the revenue and profit targets; or (iii) deliver any expected synergy benefits such as cost savings, the acquired business may not achieve the expected financial and operational benefits which could lead to potential adverse short-term or long-term effects on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects.

There is a risk that the Transaction and integration of Rentokil Initial and Terminix may consume management time and resources, making the execution of M&A activity in furtherance of the Combined Group’s strategy more difficult to execute.

In addition, Rentokil Initial has sold a number of its businesses in the past and expects to continue to dispose of businesses from time to time if consistent with its strategy. Furthermore, under business sale contracts, Rentokil Initial (and with effect from Completion, the Combined Group) may provide warranties and indemnities to purchasers. Accordingly, Rentokil Initial (and with effect from Completion, the Combined Group) may make provisions in its consolidated financial statements for potential liabilities and costs relating to a disposed business. Rentokil Initial (and with effect from Completion, the Combined Group) may also make provision in its financial statements for amounts to cover legal or regulatory claims which are known to be outstanding at the time of sale or which may subsequently become apparent. There can be no assurance that such provisions will be sufficient to cover potential liabilities and consequently disposals of Rentokil Initial’s (and with effect from Completion, the Combined Group’s) businesses may have a material adverse effect on its business, reputation, results of operations, financial condition and/or prospects.

Rentokil Initial (and with effect from Completion, the Combined Group) may experience difficulties integrating, streamlining and optimising its IT systems, processes and technologies.

Rentokil Initial has invested in, and expects to continue to invest in, a wide range of new systems, processes and technologies intended to improve many aspects of its business. These systems, processes and technologies impact customers, suppliers, colleagues and others, including new systems that integrate, streamline and enhance legacy operating IT systems. These activities have required, and may continue to require, significant investment of human and financial resources. Rentokil Initial (and with effect from Completion, the Combined Group) may experience significant delays, increased costs and other difficulties as a consequence of significant disruption or deficiency in implementing such systems, processes and technologies, which could adversely affect Rentokil Initial’s (and with effect from Completion, the Combined Group’s) ability to process work orders, send invoices and track and collect payments, fulfil contractual obligations or otherwise operate its business. In addition, Rentokil Initial’s (and with effect from Completion, the Combined Group’s) efforts to centralise various business processes within its organisation in connection with this implementation may disrupt operations and negatively impact Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects. Rentokil Initial may also experience difficulties, costs or delays in migrating acquired businesses to its systems, processes and technologies.

Rentokil Initial depends (and with effect from Completion, the Combined Group will depend) on a suitably skilled and qualified labour force to maintain the business.

Rentokil Initial’s ability to maintain its customer service and execute its business strategy depends on its ability to attract and retain a suitably skilled and qualified labour force. There can be no assurance that Rentokil Initial (and with effect from Completion, the Combined Group) will be able to recruit, train and retain such a labour force in sufficient numbers or of sufficient quality, or that pressure to recruit will not lead to a significant increase in colleague costs. In markets where overall employment rates are high, and/or its business is growing quickly either organically or through acquisitions, Rentokil Initial (and with effect from Completion, the Combined Group) may have difficulties attracting, training and retaining operational personnel of suitable capability. In addition, changes in the global job market (including those caused or accelerated by the COVID- 19 pandemic) may cause (or continue to cause) difficulty in recruiting, training and retaining a suitably skilled and qualified labour force. As a result, Rentokil Initial could experience difficulty in responding to customer calls in a timely fashion or delivering its services in a high-quality or timely manner, and could be forced to increase wages to attract, train and retain colleagues, which would result in higher operating costs and reduced profitability. Any of these factors may have a material adverse effect on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects.

Moreover, some of Rentokil Initial and Terminix’s colleagues and employees, respectively, are members of local trade unions and similar organisations. Industrial action in key operations could result in diminished customer service levels or higher costs and, if prolonged, could damage Rentokil Initial’s (and with effect from Completion, the Combined Group’s) reputation and ability to retain existing customers or acquire new customers. Although Rentokil Initial plc believes that all of Rentokil Initial’s operations have good relations with their colleagues and the trade unions that represent those colleagues (where applicable), there can be no assurance that work stoppages or other labour-related developments (including the introduction of new labour regulations in countries where Rentokil Initial (and with effect from Completion, the Combined Group) operates) will not adversely affect its business, reputation, results of operations, financial condition and/or prospects. In addition, potential competition from key colleagues who leave Rentokil Initial (and with effect from Completion, the Combined Group) could impact its ability to maintain its market share in certain geographic areas.

Rentokil Initial depends (and with effect from Completion, the Combined Group will depend) on key personnel to lead Rentokil Initial’s business.

Rentokil Initial’s (and with effect from Completion, the Combined Group’s) continued success will largely depend on its ability to attract, retain and develop a high calibre of talent and on the efforts and abilities of its executive officers and certain other key colleagues. As Rentokil Initial (and with effect from Completion, the Combined Group) continues to grow its business, make acquisitions, expand its geographic scope and offer new products and services, Rentokil Initial (and with effect from Completion, the Combined Group) needs the organisational talent necessary to ensure effective succession for executive officer and key colleague roles in order to meet the growth, development and profitability goals of its business. Rentokil Initial’s (and with effect from Completion, the Combined Group’s) operations could be materially and adversely affected if for any reason Rentokil Initial (and with effect from Completion, the Combined Group) was unable to attract, retain or develop such officers or key colleagues and successfully execute organisational change and management transitions at leadership levels.

ESG matters, including those related to climate change and sustainability, may have an adverse effect on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects.

Increased focus and activism related to ESG matters may hinder Rentokil Initial’s (and with effect from Completion, the Combined Group’s) access to capital, as investors may reconsider their capital investment as a result of their assessment of Rentokil Initial’s (and with effect from Completion, the Combined Group’s) ESG practices. Customers, consumers, investors and other stakeholders are increasingly focusing on ESG issues, including climate change, water use, deforestation, plastic waste, human and animal health and welfare, chemical usage and other concerns. Changing customer preferences are resulting in, and may continue to result in, increased demands regarding plastics and packaging materials, including single-use and non-recyclable plastic packaging, and other components of Rentokil Initial’s (and with effect from Completion, the Combined Group’s) products and their impact on human and animal health and environmental sustainability; a growing demand for natural, organic or non-toxic products and ingredients; or increased customer concerns or perceptions (whether accurate or inaccurate) regarding the effects of ingredients or substances present in certain products. Certain animal welfare advocacy groups may raise concerns regarding products such as glue boards or snap traps perceived to have animal cruelty issues. These demands, perceptions and preferences could cause Rentokil Initial (and with effect from Completion, the Combined Group) to incur additional costs or to make changes to its operations to comply with such demands and customer preferences, and a delay in Rentokil Initial’s (and with effect from Completion, the Combined Group’s) response (or the failure to respond effectively) may lead to adverse effects to its business, results of operations and financial condition, and recruitment and retention of the labour force that it needs.

Concern over climate change or plastics and packaging materials, in particular, may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Increased regulatory requirements, including in relation to various aspects of ESG including disclosure requirements, may result in increased compliance costs or input costs of energy and raw materials, which may cause disruptions in the manufacture of Rentokil Initial’s (and with effect from Completion, the Combined Group’s) products or an increase in operating costs, and these costs could have a material adverse effect on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) results of operations and cash flows. Any failure to achieve its ESG goals or a perception (whether or not valid) of its failure to act responsibly with respect to ESG issues or to effectively respond to new, or changes in, legal or regulatory requirements concerning environmental or other ESG matters, or increased operating or manufacturing costs due to increased regulation could adversely affect Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operation, financial condition and/or prospects. In addition, Rentokil Initial (and with effect from Completion, the Combined Group) may also be adversely impacted as a result of conduct by contactors, customers or suppliers that fail to meet Rentokil Initial’s (and with effect from Completion, the Combined Group’s) or its stakeholders’ ESG standards.

Inflationary pressures, such as increases in wages, fuel prices and other operating costs, could adversely impact Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, results of operations, financial condition and/or prospects.

Rentokil Initial’s (and with effect from Completion, the Combined Group’s) financial performance may be adversely affected by sudden or material increases in the level of its operating costs and expenses, which may be subject to inflationary pressures, and it may not be able to pass these increases on fully, or in a timely manner, to customers. For example, fuel prices are subject to market volatility, and Rentokil Initial’s and Terminix’s fleet has been negatively impacted by significant increases in fuel prices in the past and could be negatively impacted in the future. In addition, Rentokil Initial continues to monitor any adverse impact that the ongoing conflict in Ukraine and the subsequent institution and extension of sanctions against various Russian organisations, companies and individuals, may have on the global economy in general and on Rentokil Initial’s business operations, although neither Rentokil Initial nor Terminix has any direct operations in Russia or the Ukraine. Such events have increased fuel prices, and a prolonged conflict may have further negative consequences such as increased inflation and transportation costs. Fuel price increases have also caused increases in the cost of chemicals and other materials used in Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business. Increases in fuel, and other costs, have not negatively affected Rentokil Initial’s results of operations as of 30 June 2022, as Rentokil Initial has been able to pass along such increases to customers in the form of increased prices. However, Rentokil Initial cannot predict the extent to which it may experience future cost increases. To the extent such costs increase further, Rentokil Initial (and with effect from Completion, the Combined Group) may be prevented, in whole or in part, from passing these cost increases on to its existing and prospective customers, which could have a material adverse impact on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) results of operations, financial condition and/or prospects.

Supply chain issues may result in product shortages or disruptions to Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business.

Rentokil Initial has a complex global network of suppliers that has recently expanded to meet increased customer demand and may, in the future, further evolve in response to market conditions. Although the majority of the products used by Rentokil Initial are generally available from multiple sources, and alternatives have been generally available in the event of disruption in the past, Rentokil Initial (and with effect from Completion, the Combined Group) could experience material disruptions in production and other supply chain issues (including as a result of current global supply issues affecting microchips and printed circuit boards), which could result in out-of-stock conditions, and its results of operations and relationships with customers could be adversely affected (a) if new or existing suppliers are unable to meet any standards set by Rentokil Initial (and with effect from Completion, the Combined Group), government or industry regulations or customers, (b) if Rentokil Initial (and with effect from Completion, the Combined Group) is unable to contract with suppliers at the quantity, quality and price levels needed for its business, or (c) if any of Rentokil Initial’s (and with effect from Completion, the Combined Group’s) key suppliers becomes insolvent, ceases or significantly reduces its operations or experiences financial distress.

Rentokil Initial’s (and with effect from Completion, the Combined Group’s) inability to fully or substantially meet customer demand due to supply chain issues could result in, among other things unmet consumer demand leading to reduced preference for Rentokil Initial’s (and with effect from Completion, the Combined Group’s) products or services in the future, customers purchasing products and services from competitors as a result of such shortage of products, strained customer relationships, termination of customer contracts, additional competition and new entrants into the market, and loss of potential sales and revenue, which could adversely affect Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects.

Weakening general economic conditions, including rising unemployment or decreased consumer confidence or spending levels, especially as they may affect demand from Rentokil Initial’s (and with effect from Completion, the Combined Group’s) customers, may adversely impact its business, results of operations, financial condition and/or prospects.

Ongoing volatility in the global economic environment has led to, and may continue to lead to, economic challenges such as low gross domestic product growth in regional and national economies, high volatility in commodity prices and exchange rates and efforts made by governments to increase the minimum wage across markets, as well as wide variations in local market prices and cost inflation across the globe. This may be exacerbated by economic uncertainty caused by geopolitical events, political instability and civil unrest in some local markets, catastrophic business events, including the continuation and/or broadening of the conflict in the Ukraine and the impact of the COVID-19 pandemic. Further economic slowdown in the markets in which Rentokil Initial (and with effect from Completion, the Combined Group) operates may lead to a reduction in the level of demand from its customers for existing and new services. Low-growth economies with inherent cost inflation may make it difficult for Rentokil Initial (and with effect from Completion, the Combined Group) to maintain profitability if it has weak pricing power in those markets, in particular, if there are strong competitive pressures. Furthermore, adverse economic conditions may lead to an increased number of customers not renewing contracts or seeking to reduce prices leading to a reduction in profit margins and cash flows or being unable to pay for existing or additional services leading to an increase in bad debts. Any of these events could have a material adverse effect on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects.

Rentokil Initial (and with effect from Completion, the Combined Group) may not successfully implement its business strategies, including achieving its growth objectives.

Rentokil Initial (and with effect from Completion, the Combined Group) may not be able to fully implement its business strategies or realise, in whole or in part within the expected time frames, the anticipated benefits of various growth or other initiatives. Rentokil Initial’s (and with effect from Completion, the Combined Group’s) ability to implement its business strategy may be adversely affected by factors that Rentokil Initial plc cannot currently foresee, such as unanticipated costs and expenses, technological change, severe economic downturn (including as a result of the impact of the COVID-19 pandemic and/or the conflict in Ukraine), the level of interest rates, foreign exchange risks, failure to integrate acquisitions, a decline in the effectiveness of Rentokil Initial’s marketing (including digital marketing) activities or disruptions in the supply chain. All of these factors may necessitate changes to Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business strategy or adversely affect its business, reputation, results of operations, financial condition and/or prospects.

In addition, Rentokil Initial (and with effect from Completion, the Combined Group) will incur certain costs to achieve efficiency improvements, systems implementations and growth in Rentokil Initial’s business, and Rentokil Initial (and with effect from Completion, the Combined Group) may not meet anticipated implementation timetables or stay within budgeted costs. As these efficiency improvements, system implementations and growth initiatives are implemented, Rentokil Initial (and with effect from Completion, the Combined Group) may not fully achieve expected cost savings and efficiency improvements, system implementations or growth rates, or these initiatives could adversely impact customer retention or its operations. Also, Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business strategies may change in light of its ability to implement new business initiatives, competitive pressures, economic uncertainties or developments or other factors.

Rentokil Initial’s (and with effect from Completion, the Combined Group’s) continued growth depends on its ability to retain existing customers and attract new customers.

Rentokil Initial’s (and with effect from Completion, the Combined Group’s) ability to grow is dependent on its ability to retain existing customers and attract new customers. There can be no assurance that Rentokil Initial’s (and with effect from Completion, the Combined Group’s) strategy of using new technology and improved sales techniques to attract profitable new clients, up-selling and cross-selling to existing clients and focusing on retaining profitable business when renewing existing consumer contracts will be successful. Moreover, failure to maintain customer service, client management and sales capability, failure to adapt to local business and consumer needs and/or failure to win and retain profitable customers in the face of competition from competitors with lower costs or which are willing to accept lower margins may have a material adverse effect on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, results of operations, financial condition and/or prospects.

Rentokil Initial (and with effect from Completion, the Combined Group) must be sufficiently agile to develop and deliver products and services that meet local market needs. If Rentokil Initial (and with effect from Completion, the Combined Group) is not able to adapt to local business and consumer needs, its existing customers may choose not to renew contracts, reduce the use of Rentokil Initial’s services across their operations or seek reductions in prices.

Rentokil Initial (and with effect from Completion, the Combined Group) must continue to develop products and services that meet the needs and expectations of its customer base, including to ensure the continued efficacy of its products in the target pest population. Furthermore, as technological developments disrupt the markets in which Rentokil Initial and Terminix operate and change service offerings across their industries, Rentokil Initial (and with effect from Completion, the Combined Group) may need to develop new products and services. In the future, products and services may interact with each other in new ways and offer new capabilities to consumers, such as systems that are networked and able to be monitored in real time. Rentokil Initial’s (and with effect from Completion, the Combined Group’s) competitors may be earlier to embrace these new technological developments that are disruptive to the market or to develop more effective products, and a delay in Rentokil Initial’s (and with effect from Completion, the Combined Group’s) response may lead to adverse effects to its business, reputation, results of operations, financial condition and/or prospects.

Rentokil Initial’s (and with effect from Completion, the Combined Group’s) industries are highly competitive.

Rentokil Initial and Terminix compete with a wide variety of competitors of varying sizes and face competition in many of the markets in which they operate. The growing presence of multinational competitors may increase the cost of acquisitions and/or drive down prices, impacting Rentokil Initial’s (and with effect from Completion, the Combined Group’s) profitability. Furthermore, the increased presence of facilities management companies in the markets in which Rentokil Initial (and with effect from Completion, the Combined Group) operates may also drive down prices and adversely impact the quality of relationships with end customers. The principal methods of competition in Rentokil Initial’s business include quality and speed of customer service, brand awareness and reputation, effective use of technology and systems, customer satisfaction, fairness of contract terms (including price and promotions), professional sales forces and referrals. Rentokil Initial (and with effect from Completion, the Combined Group) may be unable to compete successfully against current or future competitors, and the competitive pressures that Rentokil Initial (and with effect from Completion, the Combined Group) faces may result in reduced market share, reduced pricing or an adverse impact on its reputation, business, results of operations and financial condition.

Cybersecurity breaches, attacks and other similar incidents, as well as disruptions or failures in Rentokil Initial’s (and with effect from Completion, the Combined Group’s) IT systems or data security procedures and those of its third-party service providers, could expose Rentokil Initial (and with effect from Completion, the Combined Group) to liability, limit its ability to effectively monitor, operate and control operations and adversely impact its business, reputation, results of operations, financial condition and/or prospects.

Rentokil Initial’s and Terminix’s businesses are dependent on effective IT systems and data security procedures. Rentokil Initial, Terminix, and with effect from Completion, the Combined Group, and their third-party service providers may be subject to significant system or network disruptions from numerous causes, including cybersecurity breaches, attacks (including denial of service attacks) or other similar incidents, facility access issues, new system implementations, human error, fraud, theft, fire, power loss, telecommunications failure or a similar catastrophic event. Moreover, computer viruses, worms, malware, ransomware, phishing, spoofing, malicious or destructive code, social engineering, denial-of-service attacks, and other cyberattacks have become more prevalent and sophisticated in recent years. Because the techniques used by computer hackers and others to access or sabotage networks and computer systems constantly evolve and generally are not recognised until launched against a target, Rentokil Initial (and with effect from Completion, the Combined Group) and its third-party service providers may be unable to anticipate, detect, react to, counter or mitigate against all of these techniques or remediate any resulting incident. Cybersecurity risk has increased due to increased online and remote activity (a trend accelerated by the COVID-19 pandemic) and Rentokil Initial and Terminix have experienced a notable increase in the number and seriousness of cyberattacks, including repeated distributed denial of service attacks and attempted ransomware incidents in countries such as Brazil and Italy. The attacks were detected and prevented before they were able to have a material impact on the business, but it is possible that future cyberattacks could avoid detection or prevention and have such a material impact. Any IT system disruptions or breaches may lead to unauthorised release of data and inefficient business operations, including poor supply chain management, and have a negative impact on customer service, resulting in a loss of customers, which could have a material adverse effect on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects.

Rentokil Initial (and with effect from Completion, the Combined Group) may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate or remediate any cybersecurity vulnerabilities, breaches, attacks or other similar incidents. Any cybersecurity incident, attack or other similar incident, or its failure to make adequate or timely disclosures to the public, regulators, or law enforcement agencies following any such event, could harm Rentokil Initial’s (and with effect from Completion, the Combined Group’s) competitive position, result in violations of applicable data privacy or cybersecurity laws or regulations, result in a loss of customer confidence in the adequacy of threat mitigation and detection processes and procedures, cause disruption to business activities, divert management attention and other resources or otherwise adversely affect the internal operations and reputation of Rentokil Initial (and with effect from Completion, the Combined Group), degrade financial results, cause it (and with effect from Completion, the Combined Group) to incur significant costs to remedy the damages caused by the incident or defend legal claims, subject it to additional regulatory scrutiny and expose Rentokil Initial (and with effect from Completion, the Combined Group) to civil litigation, fines, damages or injunctions. With respect to cybersecurity-related legal claims and regulatory scrutiny, Rentokil Initial also may incur additional costs related to the diverse set of laws, rules and regulations to which it is subject across multiple jurisdictions.

Extraordinary events may significantly impact Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business if it is unable to ensure business continuity due to a material incident.

The ability to service customers without interruption is essential to Rentokil Initial’s (and with effect from Completion, the Combined Group) operations. Contingency plans are required to continue or recover operations following a disruption or incident. Such incidents may include (a) the loss or insolvency of a major distributor, (b) repeated or prolonged government shutdowns or similar events, (c) war (including acts of terrorism or hostilities which impact Rentokil Initial’s (and with effect from Completion, the Combined Group’s) markets), (d) natural or man-made disasters, (e) water shortages, (f) cybersecurity, IT or privacy-related incidents or (g) severe weather conditions affecting Rentokil Initial’s (and with effect from Completion, the Combined Group’s) operations or the food service, hospitality and travel industries may have a material adverse effect on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business. Inability to restore or replace critical capacity to an agreed level within an agreed time frame would prolong the impact of such disruption or incident and could lead to, among other things, negative publicity and reputational damage and could severely affect Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects.

Rentokil Initial has (and with effect from Completion, the Combined Group will have) independent, third-party distributors, the loss of which could have an adverse effect on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects.

Government shutdowns can have a material adverse effect on operations or cash flows by disrupting or delaying new product launches, renewals of registrations for existing products and receipt of import or export licenses for raw materials or products.

War (including acts of terrorism or hostilities), natural or man-made disasters, water shortages or severe weather conditions affecting the food service, hospitality, travel and other industries can cause a downturn in the business of Rentokil Initial’s (and with effect from Completion, the Combined Group’s) customers, which in turn can have a material adverse effect on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, results of operations, financial condition or prospects. Hurricanes or other severe weather events impacting the local markets could materially and adversely affect Rentokil Initial’s (and with effect from Completion, the Combined Group’s) ability to obtain raw materials at reasonable cost, or at all, and could adversely affect Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business. The health and safety of Rentokil Initial’s (and with effect from Completion, the Combined Group’s) colleagues in local markets could be harmed by the detrimental effects of natural and man-made disasters, which could have a material adverse effect on its business, reputation, results of operations, financial condition and/or prospects.

Rentokil Initial (and with effect from Completion, the Combined Group) may not be able to adequately protect its intellectual property and other proprietary rights that are material to its business.

Rentokil Initial’s (and with effect from Completion, the Combined Group’s) ability to compete effectively depends in part on its ability to obtain, maintain, protect, defend and enforce its intellectual property and other proprietary rights, including the service marks, trademarks, trade names and other intellectual property rights Rentokil Initial (and with effect from Completion, the Combined Group) owns or licenses, particularly its brand names, including Rentokil, Initial, Ambius, Steritech, JC Ehrlich, Presto-X, Western Exterminator, Florida Pest Control, Eradico, Cannon, Sanitact, Ultraprotect, PestConnect, HygieneConnect, Entotherm, Calmic, Turf Fuel, Lumnia, Luminos, SOLitude, Batzner, Medentex, OnBrand360, Peter Cox, Environmental Pest Service, Pestfree365, Activap, Prokill, Micronclean and Microfresh, and following Completion, Terminix’s brand names including Terminix, Copesan, Assured Environments, Gregory, McCloud and Nomor. Rentokil Initial has not sought (and with effect from Completion, the Combined Group will not seek) to register or protect all of its intellectual property, including its trademarks, either in the UK, US or in every jurisdiction in which they are or may be used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property laws, Rentokil Initial (and with effect from Completion, the Combined Group) may not receive the same protection in other countries as it would in the UK or the US.

If Rentokil Initial (and with effect from Completion, the Combined Group) is unable to protect its intellectual property and other proprietary rights, including brand names, it could cause a material adverse impact on its business, reputation, results of operations, financial condition and/or prospects. Litigation may be necessary to enforce Rentokil Initial’s (and with effect from Completion, the Combined Group’s) intellectual property rights and protect its proprietary information, or to defend against claims by third parties that its products, services or activities infringe their intellectual property rights.

Rentokil Initial relies, and, with effect from Completion, the Combined Group will rely, on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and, with effect from Completion, franchisees. Any termination or disruption of such relationships or counterparty default or litigation could have a material adverse effect on its business.

Rentokil Initial’s strategy to increase profitability, in part, by reducing its costs of operations, and to mitigate and manage its exposure to financial risk, includes the implementation of certain business process outsourcing initiatives and entry into arrangements with investment counterparties, including lenders, insurers and derivative counterparties. As such, Rentokil Initial is exposed to counterparty risk. Any disruption, termination or substandard performance of these outsourced services, including possible breaches by third-party vendors of their agreements with Rentokil Initial (and with effect from Completion, the Combined Group), or the failure of counterparties to discharge all or part of their obligations (including, for example, due to the deterioration of a counterparty’s actual or perceived creditworthiness) could adversely affect Rentokil Initial’s (and with effect from Completion, the Combined Group’s) reputation, customer and colleague relationships, results of operations and financial condition. Also, to the extent a third-party outsourcing provider or counterparty relationship is terminated, there is a risk of disputes or litigation and that Rentokil Initial (and with effect from Completion, the Combined Group) may not be able to enter into a similar agreement with an alternate provider in a timely manner or on terms that Rentokil Initial (and with effect from Completion, the Combined Group) considers favourable, and even if Rentokil Initial (and with effect from Completion, the Combined Group) finds an alternate provider, or chooses to insource such services or activities, there are significant risks associated with such transition.

In addition, to the extent Rentokil Initial (and with effect from Completion, the Combined Group) decides to terminate outsourcing services and insource such services, there is a risk that Rentokil Initial (and with effect from Completion, the Combined Group) may not have the capabilities to perform these services internally, resulting in a disruption to Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, which could adversely impact its business, reputation, results of operations, financial condition and/or prospects. Rentokil Initial (and with effect from Completion, the Combined Group) could incur costs, including personnel and equipment costs, to insource previously outsourced services like these, and these costs could adversely affect its results of operations and cash flows.

Third-party distributors, subcontractors, vendors and (in relation to the Combined Group) franchisees are independent third parties that Rentokil Initial does not (and with effect from Completion, the Combined Group will not) control, and who own, operate and oversee the daily operations of their businesses. If third party distributors, subcontractors, vendors and franchisees do not successfully operate their businesses in a manner consistent with required laws, standards and regulations, Rentokil Initial (and with effect from Completion, the Combined Group) could be subject to claims from regulators or legal claims for the actions or omissions of such third-party distributors, subcontractors, vendors and (in relation to the Combined Group) franchisees. In addition, Rentokil Initial’s (and with effect from Completion, the Combined Group’s) relationship with third party distributors, subcontractors, vendors and (in relation to the Combined Group) franchisees could become strained (including resulting in litigation) and these strains in relationships or claims could have a material adverse impact on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects.

From time to time, Terminix has received, and, with effect from Completion, the Combined Group may receive, communications from franchisees regarding complaints, disputes or questions about Terminix’s (and with effect from Completion, the Combined Group’s) practices and standards. If franchisees or groups representing franchisees were to bring legal proceedings against the Combined Group, this could adversely impact its business, reputation, results of operations, financial condition and/or prospects.

Rentokil Initial must and, with effect from Completion, the Combined Group will need to, maintain effective internal controls and, with effect from Completion, the Combined Group will need to ensure its internal control over financial reporting complies with the Sarbanes-Oxley Act.

Although Rentokil Initial maintains a strong focus on regular financial controls testing to mitigate the risk of fraud, financial crime, material misstatement of financial information or unintended release of personal data, including self-assessment exercises each year with independent testing by the external auditors, there can be no assurance that these controls are adequate or operate effectively. In addition, the increased trend to work from home also increased, and may continue to increase, the risk of potential fraud and requires Rentokil Initial (and with effect from Completion, the Combined Group) to focus on stronger financial control processes. In the event that these controls are not adequate or do not operate effectively to prevent fraud, financial crime, misstatement of financial or other records or the unintended release of personal data, this may result in incorrect financial information being released, loss of personal data of customers, suppliers or colleagues, financial loss, damage to Rentokil Initial’s (and with effect from Completion, the Combined Group’s) reputation and/or penalties imposed by regulators.

Rentokil Initial is not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) and is therefore not required to evaluate the effectiveness of its internal control over financial reporting. However, following its US listing and SEC registration, beginning as of the year ended 31 December 2023, Rentokil Initial plc will be required to evaluate the effectiveness of its internal control over financial reporting and its independent auditor will be required to audit management’s assessment of the effectiveness of its internal control over financial reporting.

While Rentokil Initial plc has yet to design and establish an internal control over financial reporting framework for the purposes of the effectiveness evaluation described above, Rentokil Initial plc has undertaken a preliminary assessment of its controls in connection with the preparation of the registration statement, of which this prospectus forms a part. In addition, during the preparation of its 2021 financial statements, Rentokil Initial identified errors to its 2020 and 2019 financial statements which resulted in restatements of those period. As a result of both the preliminary assessment and the restatements, Rentokil Initial plc identified the following material weaknesses in its internal control over financial reporting:

(a)	a lack of sufficient resources with the appropriate level of technical accounting knowledge, particularly for non-routine transactions, combined with incomplete policies and procedures as related to the segregation of duties and control activities required for accurate and timely financial accounting, reporting, and disclosures in accordance with the financial reporting requirements set forth by the SEC; and

(b)	a failure to design and maintain effective IT controls over user access, change management, database management and segregation of duties for information systems that are relevant to the preparation of its financial statements.

Though Rentokil Initial plc has started to design remediation measures in respect of these material weaknesses, it has not yet implemented or tested the effectiveness of the remediation measures. Moreover, Rentokil Initial plc cannot be certain that it will not identify other material weaknesses in its internal control over financial reporting as it designs, implements and tests its internal control over financial reporting framework in anticipation of its initial effectiveness evaluation. Moreover, when Rentokil Initial plc evaluates the effectiveness of its internal control over financial reporting in connection with its annual report for the year ended 31 December 2023, there can be no guarantee that Rentokil Initial plc or its independent auditor will not identify other material weaknesses in its internal control over financial reporting.

If Rentokil Initial plc fails to achieve and maintain effective internal control over financial reporting, it could suffer material misstatements in its consolidated financial statements, fail to meet its reporting obligations or fail to prevent fraud, which may cause investors to lose confidence in its reported financial information and subject Rentokil Initial plc to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

Rentokil Initial (and with effect from Completion, the Combined Group) may be required to recognise impairment charges or be subject to asset revaluations or downgrades.

Rentokil Initial has significant amounts of goodwill and intangible assets, such as customer lists. In accordance with applicable accounting standards, goodwill and indefinite-lived intangible assets are not amortised and are subject to assessment for impairment by applying a fair-value based test annually, or more frequently if there are indicators of impairment, including:

(a)	observable indications that the asset’s value has declined significantly more than would be expected as a result of the passage of time or normal use;

(b)	significant changes with an adverse effect on the entity that have taken place, or will take place, in the near future, in the technological, market, economic or legal environment in which the entity operates, or in the market to which an asset is dedicated;

(c)	market interest rates or other market rates of return on investments have increased, and those increases are likely to affect the discount rate used in calculated an asset’s value in use and decrease the asset’s recoverable amount materially;

(d)	the carrying amount of the net assets of the entity is more than its market capitalisation;

(e)	evidence that there is obsolescence or physical damage of the asset;

(f)	significant changes with an adverse effect on the entity that have taken, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

(g)	indication that the economic performance of an asset is, or will be, worse than expected.

Based upon future economic and financial market conditions, the operating performance of Rentokil Initial (and with effect from Completion, the Combined Group) and other factors, including those listed above, Rentokil Initial (and with effect from Completion, the Combined Group) may incur impairment charges in the future, including in relation to the Transaction in respect of goodwill created and the value at which assets were recognised at Completion. It is possible that such impairment, if required, could be material. Any future impairment charges that Rentokil Initial (and with effect from Completion, the Combined Group) is required to record could have a material adverse impact on its business, results of operations, financial condition and/or prospects.

Risks relating to Legal and Compliance Matters

Government regulations and enforcement, and potential litigation, could have an adverse effect on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) financial results.

As a global company, Rentokil Initial is subject to many laws and governmental regulations across all of the countries in which it conducts business, including laws and regulations involving marketing, antitrust, anti- bribery or anti-corruption, consumer protection, product liability, environmental, health and safety, intellectual property, data privacy or other matters, as well as potential litigation or administrative actions.

If Rentokil Initial (and with effect from Completion, the Combined Group) is unable to comply with all laws and regulations, it could negatively impact its reputation and business results. Rentokil Initial cannot provide assurance that its internal control policies and procedures, and ethics and compliance programme will always protect it from acts committed by Rentokil Initial’s (and with effect from Completion, the Combined Group’s) colleagues or agents. While it is Rentokil Initial’s policy and practice to comply with all legal and regulatory requirements applicable to its business, a finding that Rentokil Initial (and with effect from Completion, the Combined Group) is in violation of, or out of compliance with, applicable laws or regulations could subject it to civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions, any of which could adversely affect Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations financial condition and/or prospects. Even if a claim is unsuccessful, is without merit or is not fully pursued, the negative publicity surrounding such assertions regarding Rentokil Initial’s (and with effect from Completion, the Combined Group’s) products, processes or business practices could adversely affect Rentokil Initial’s reputation and brand image.

In addition, new or revised laws or regulations may alter the environment in which Rentokil Initial (and with effect from Completion, the Combined Group) does business which could adversely impact its financial results. For example, new legislation or regulations may result in increased costs to Rentokil Initial (and with effect from Completion, the Combined Group), directly for its compliance, or indirectly to the extent suppliers increase prices of goods and services because of increased compliance costs, excise taxes or the reduced availability of raw materials.

Following Completion, approximately 60 per cent. of the Combined Group’s total revenues is expected to come from North America and therefore the Combined Group may face increased exposure to potential future claims or litigation given the more litigious nature of the US market, including increased exposure to injunctive relief or damages granted by courts in respect of such claims, and regardless of the outcome of any litigation or claims, the Combined Group may incur additional costs in defending against such claims following Completion. An unfavourable outcome or settlement in any litigation may have an adverse effect on the Combined Group’s business, reputation, results of operations financial condition and/or prospects.

Termite damage claims and lawsuits related thereto could increase the Combined Group’s legal expenses and may adversely impact its business, reputation, results of operations, financial condition and/or prospects.

Following Completion, the Combined Group’s business may become subject to a significant number of damage claims related to termite activity in homes/commercial premises, often accompanied by a termite damage warranty/guarantee. Currently Terminix is subject to a significant number of damage claims related to its termite control services and termite damage warranties/guarantees. Damage claims may include circumstances when a customer notifies the Combined Group that they have experienced damage and the Combined Group reaches an agreement to remediate that damage (a “Non-litigated Claim”); and circumstances when a customer directly initiates litigation or arbitration proceedings or when the Combined Group does not reach an agreement with a customer to remediate the damage and that customer initiates litigation or arbitration proceedings (a “Litigated Claim”).

Some plaintiffs bringing Litigated Claims may seek to demonstrate a pattern and practice of fraud in connection with Litigated Claims and may seek awards, in addition to repair costs, which include punitive damages and damages for mental anguish.

Terminix has experienced higher Non-litigated Claim activity concentrated in its branches in Mobile, Alabama and Gulf Shores, Alabama, which comprise all of its customers in the area, (collectively, the “Mobile Bay Area”) related to Formosan termites, an invasive species, which has driven higher Non-litigated Claims expense. In addition, since the beginning of 2017, Terminix has been served with an increasing number of Litigated Claims, again primarily concentrated in the Mobile Bay Area and related to Formosan termite activity, which has driven higher Litigated Claims expense. The Combined Group may face even further claims in the Mobile Bay Area or in other regions and, regardless of the outcome of any Non-Litigated Claims or Litigated Claims, the Combined Group may incur additional costs in defending against such claims following Completion. An unfavourable outcome or settlement in any Non-Litigated Claims or Litigated Claims may have an adverse effect on the Combined Group’s business, reputation, results of operations financial condition and/or prospects.

In April 2021, the State of Mississippi brought litigation against Terminix related to its termite inspection and treatment practices (the “Mississippi Litigation”). Terminix disputes the claims made in the Mississippi Litigation and intends to defend the matter vigorously. However, given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for success on the merits, it is not possible to predict with certainty the outcome of the Mississippi Litigation. The Combined Group intends to defend the Litigated Claims, including in particular the Mississippi Litigation, vigorously, and intends to take action to mitigate increasing claims costs; however, Rentokil Initial cannot give assurance that these mitigating actions will be effective in reducing claims or costs related thereto, nor can it give assurance that lawsuits or other proceedings related to termite damage claims will not materially affect its business, reputation, results of operations financial condition and/or prospects.

Following Completion, the Combined Group’s business may also become subject to state regulator claims related to trade practices, including termite renewal pricing, inspection and treatment practices (a “Regulator Claim”). Terminix has been subject to such claims in the past and has entered into settlements, for example with the Office of the Attorney General of the State of Alabama (the “AL AG”) and other Alabama state regulators. The Combined Group intends to defend any Regulator Claims and intends to take action to mitigate claims costs; however, Rentokil Initial plc cannot give assurance that these mitigating actions will be effective in reducing claims or costs related thereto, nor can it give assurance that lawsuits or other proceedings related to trade practices will not materially affect its business, reputation, results of operations financial condition and/ or prospects.

Compliance with, or violation of, environmental, health and safety laws and regulations, including laws pertaining to the use of pesticides, could result in significant costs that adversely impact Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects.

The pest control industry is subject to various laws and regulations regarding environmental and health and safety matters. Among other things, these laws regulate the emission or discharge of materials into the environment, the use, storage, treatment, disposal, transportation and management of hazardous substances and wastes, the impact of chemicals (including fumigant gases), as well as pesticide and biocide products, on human health and safety and the environment, and the protection of the health and safety of its colleagues and the public.

These laws also impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances, including releases by former sites or by prior owners or operators of sites Rentokil Initial (and with effect from Completion, the Combined Group) currently owns or operates. These laws and regulations can result in costs associated with transporting and managing hazardous materials and waste disposal and plant site clean-up, fines, penalties, orders requiring corrective action or suspending or otherwise impacting Rentokil Initial’s (and with effect from Completion, the Combined Group’s) operations or other sanctions if it is found to be in violation of law, as well as modifications, disruptions or discontinuation of certain operations or types of operations including product recalls and reformulations. Changes in such laws and regulations, including among others, air, water, chemical and product regulations, could impact the sales of some of Rentokil Initial’s (and with effect from Completion, the Combined Group’s) products or services. In addition to an increase in costs of manufacturing and delivering products, a change in production regulations or product regulations could result in interruptions to Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business and potentially cause economic or consequential losses should it be unable to meet the demands of its customers for products.

Products used by Rentokil Initial (and with effect from Completion the Combined Group) containing pesticides generally must be registered with the relevant governmental agencies or authorities before they can be sold or applied. The failure to obtain, or the cancellation of, any such registration, or the withdrawal from the marketplace of such pesticides, could have an adverse effect on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, the severity of which would depend on the products involved, whether other products could be substituted and whether competitors were similarly affected. The pesticides Rentokil Initial uses (and with effect from Completion, the Combined Group will use) are manufactured by independent third parties and are evaluated by the relevant governmental authorities or agencies as part of its ongoing exposure risk assessment. Any of these authorities or agencies may decide that a pesticide Rentokil Initial uses will be limited or will not be re-registered for use in the relevant jurisdiction. Rentokil Initial plc cannot predict the outcome or the severity of the effect of any particular authority’s or agency’s continuing evaluations. In addition, the use of certain pesticide products is regulated by various international, national, federal, state, provincial and local environmental and public health agencies and bodies. Some of Rentokil Initial’s (and with effect from Completion, the Combined Group’s) products may also become subject to bans or restrictions due to animal cruelty concerns. Given Rentokil Initial’s dispersed locations, distributed operations and numerous colleagues and franchise associates, it may be unable to prevent violations of these or other laws and regulations or misuse of products by colleagues or others from occurring. Even if Rentokil Initial (and with effect from Completion, the Combined Group) is able to comply with all such laws and regulations and obtain all necessary registrations and licenses, the pesticides or other products Rentokil Initial (and with effect from Completion, the Combined Group) applies or uses, or the manner in which it applies or uses them, could be alleged to cause injury to the environment, to people or to animals, or such products could be banned in certain circumstances. The laws and regulations may also apply to third-party vendors who are hired to repair or remediate property and who may fail to comply with environmental laws, health and safety laws and regulations and subject Rentokil Initial (and with effect from Completion, the Combined Group) to risk of legal exposure. The costs of compliance, non-compliance, investigation, remediation, combating reputational harm or defending civil or criminal proceedings, products liability, personal injury or other lawsuits could have a material adverse impact on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects.

International, national, federal, state, provincial and local agencies and bodies regulate the disposal, handling and storage of waste, discharges from Rentokil Initial’s (and with effect from Completion, the Combined Group’s) facilities and the investigation and clean-up of contaminated sites. Rentokil Initial (and with effect from Completion, the Combined Group) could incur significant costs, including investigation and clean-up costs, fines, penalties and civil or criminal sanctions and claims by third parties for property damage and personal injury, as a result of violations of, or liabilities under, such laws and regulations enforced by these agencies and bodies. Liability under laws and regulations can be imposed on a joint and several basis and without regard to fault or the legality of the underlying conduct. In addition, potentially significant expenditures could be required to comply with environmental, health and safety laws and regulations, including requirements that may be adopted or imposed in the future.

A violation of health and safety or environmental laws or regulations relating to Rentokil Initial’s (and with effect from Completion, the Combined Group’s) operations or a failure to comply with the instructions of relevant health and safety authorities, environmental agencies or internal policies could lead to, among other things, personal injury, negative publicity and reputational damage, fines, costly compliance procedures, litigation and withdrawal of licenses to operate. Such violations could, therefore, have an adverse effect on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations financial condition and/or prospects.

Rentokil Initial is (and with effect from Completion, the Combined Group will be) required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and security. Any actual or perceived failure to comply with these requirements could have a material adverse effect on its business.

Rentokil Initial is (and with effect from Completion, the Combined Group will be) required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and security. Ensuring that its collection, use, transfer, storage and other processing of personal information complies with such requirements can increase operating costs, impact the development of new products or services, and reduce operational efficiency.

Internationally, virtually every jurisdiction in which Rentokil Initial operates has established its own data privacy and security legal framework with which it must comply. The cost of compliance, and the potential for fines and penalties for non-compliance, with data privacy and security laws and regulations may have a significant adverse effect on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects.

If Rentokil Initial (and with effect from Completion, the Combined Group) is otherwise unable to transfer personal data between and among countries and regions in which it operates, it could affect the manner in which Rentokil Initial (and with effect from Completion, the Combined Group) provides its services, the geographical location or segregation of its relevant systems and operations, and could adversely affect its financial results. In addition, such procedures and controls, which Rentokil Initial operates (and with effect from Completion, the Combined Group will operate) to comply with relevant data privacy and security requirements in the jurisdictions it operates, may not be effective in ensuring compliance or preventing unauthorised transfers of personal data.

While Rentokil Initial strives to publish and prominently display privacy policies that are accurate, comprehensive, and compliant with applicable laws, rules regulations and industry standards, it cannot ensure that its privacy policies and other statements regarding its practices will be sufficient to protect it from claims, proceedings, liability or adverse publicity relating to data privacy and security. Although Rentokil Initial endeavours to comply with its privacy policies, Rentokil Initial (and with effect from Completion, the Combined Group) may at times fail to do so or be alleged to have failed to do so. If its public statements about its use, collection, disclosure and other processing of personal information, whether made through its privacy policies, information provided on its website, press statements or otherwise, are alleged to be deceptive, unfair or misrepresentative of its actual practices, Rentokil Initial (and with effect from Completion, the Combined Group) may be subject to potential government or legal investigation or action.

Rentokil Initial’s (and with effect from Completion, the Combined Group’s) compliance efforts are further complicated by the fact that data privacy and security laws, rules, regulations and standards around the world are rapidly evolving, may be subject to uncertain or inconsistent interpretations and enforcement, and may conflict among various jurisdictions. Any failure or perceived failure by Rentokil Initial (and with effect from Completion, the Combined Group) to comply with its privacy policies, or applicable data privacy and security laws, rules, regulations, standards or contractual obligations, or a security breach that leads to theft or other unauthorised access to, or unauthorised loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information, including customer, colleague, supplier or Rentokil Initial’s (and with effect from Completion, the Combined Group’s) proprietary, sensitive or confidential data, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time and other resources, proceedings or actions against it, legal liability, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions and costly litigation (including class actions). Any of the foregoing could lead to significant reputational damage, distract management and technical personnel, increase its costs of doing business, adversely affect the demand for its products and services, and ultimately result in the imposition of liability, any of which could have a material adverse effect on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, results of operations, financial condition and/or prospects.

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes Rentokil Initial pays (and with effect from Completion, the Combined Group will pay) and its profitability.

Rentokil Initial operates (and with effect from Completion, the Combined Group will operate) across many different tax jurisdictions and is subject to periodic tax audits which sometimes challenge the basis on which local tax has been calculated and/or withheld. Successful challenges by local tax authorities may have an adverse impact on profitability and cash flow. Unanticipated non-compliance with relevant tax legislation and/ or reporting requirements may result in material unprovided tax charges relating to prior years which could have a material adverse effect on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects.

Completion will result in Rentokil Initial becoming subject to US regulations which differ from the regulations to which Rentokil Initial is currently subject. Current and future US regulations could have an adverse effect on the results of operations, business and financial position of Rentokil Initial following Completion.

Following Completion, as a result of the registration of Rentokil Initial ADSs with the SEC, it is expected that Rentokil Initial plc will be subject to US securities laws, including the Sarbanes-Oxley Act of 2002 as a foreign private issuer. These regulations are different from the regulations to which Rentokil Initial is currently subject and therefore pose an increased compliance burden on Rentokil Initial and, particularly where supplemented by new regulations, could lead to higher costs and greater complexity, and potential reputational damage, regulatory sanctions or fines in connection with breach. Following Completion, the Combined Group could face increased exposure to other US federal, state and local laws and regulations (including tax laws), including the US Foreign Corrupt Practices Act of 1977, with respect to Rentokil Initial’s worldwide activities, as a result of its increased presence in the US. The enactment of unduly onerous and restrictive regulation may adversely affect Rentokil Initial plc’s share price and could have a material adverse effect on the results of operations, business and/or financial condition of Rentokil Initial.

As a “foreign private issuer”, Rentokil Initial plc would not be required to comply with all of the periodic disclosure and current reporting requirements of the 1934 Act and governance requirements of the NYSE that apply to a US domestic issuer. It is possible that Rentokil Initial plc could lose foreign private issuer status in the future. The determination of foreign private issuer status is made annually on the last business day of an issuer’s second fiscal quarter. As such, Rentokil Initial plc will re-assess its status as a foreign private issuer as of the last business day of the second fiscal quarter of 2023. Rentokil Initial plc would lose foreign private issuer status if more than 50 per cent. of its common shares are directly or indirectly held by residents of the United States and it fails to meet the additional requirements necessary to maintain its foreign private issuer status. These additional requirements relate to the citizenship and residency of its directors and officers, the location of its assets, and whether its business is principally administered in the United States. If Rentokil Initial plc ceases to be a foreign private issuer, it will be required to comply with reporting, disclosure, compliance and governance requirements that are applicable to US domestic issuers. This could result in significant additional legal, accounting and other expenses, as well as increased demands on management’s time.

Risks relating to financing

Adverse credit and financial market events and conditions could, among other things, impede access to or increase the cost of financing, which could have a material adverse impact on Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, results of operations, financial condition and/or prospects.

Disruptions in credit or financial markets could make it more difficult for Rentokil Initial (and with effect from Completion, the Combined Group) to obtain, or increase its cost of obtaining, financing for its operations or investments or to refinance its indebtedness, or cause lenders to depart from prior credit industry practice and not give technical or other waivers under applicable agreements governing such indebtedness to the extent Rentokil Initial (and with effect from Completion, the Combined Group) may seek them in the future, thereby causing it to be in default. There is no assurance that Rentokil Initial (and with effect from Completion, the Combined Group) will be able to refinance or extend the maturity of its indebtedness on favourable terms, or at all. Any inability to refinance Rentokil Initial’s (and with effect from Completion, the Combined Group’s) indebtedness on favourable terms could have a material adverse effect on its business, results of operations, financial condition and/or prospects.

The agreements and instruments governing Rentokil Initial’s indebtedness contain restrictions and limitations that could impact Rentokil Initial’s (and with effect from Completion, the Combined Group’s) ability to operate its business.

As of 30 June 2022, Rentokil Initial had aggregate outstanding indebtedness of £3.8 billion. The agreement governing the Revolving Facility, which is expected to increase to US$1 billion at Completion, the Bridge Facility and the New Senior Notes contain undertakings that, collectively, among other things, restrict Rentokil Initial’s (and with effect from Completion, the Combined Group’s) ability to: (i) transfer or sell assets by way of a Class 1 transaction (as such term is defined in the Listing Rules); (ii) create security over its assets in excess of a certain amount; (iii) issue debt instruments at subsidiary level in excess of a certain amount; and (iv) issue trade instruments in excess of a certain amount.

Rentokil Initial’s (and with effect from Completion, the Combined Group’s) ability to comply with the undertakings and restrictions contained in each of the agreements governing the Revolving Facility, the Bridge Facility, the New Senior Notes and the instruments governing its other indebtedness may be affected by economic, financial and industry conditions beyond its control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the applicable lenders or noteholders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. In any such case, Rentokil Initial (and with effect from Completion, the Combined Group) may be unable to borrow under the Revolving Facility and/or any such other facility and may not be able to repay the amounts due under such facility or its other outstanding indebtedness. This could have materially adverse consequences to Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business, reputation, results of operations, financial condition and/or prospects and could cause it to become bankrupt or insolvent.

A lowering or withdrawal of the ratings, outlook or watch assigned to its debt securities by rating agencies may increase Rentokil Initial’s (and with effect from Completion, the Combined Group’s) future borrowing costs and reduce its access to capital.

Rentokil Initial’s indebtedness has primarily investment grade ratings, and any rating, outlook or watch assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgement, current or future circumstances change relating to the basis of the rating, outlook or watch, such as adverse changes to Rentokil Initial’s (and with effect from Completion, the Combined Group’s) business. Any future lowering of its ratings, outlook or watch likely would make it more difficult or more expensive for Rentokil Initial (and with effect from Completion, the Combined Group) to obtain debt financing.

Rentokil Initial (and with effect from Completion, the Combined Group) may be able to incur substantially more indebtedness. This could further exacerbate the risks associated with Rentokil Initial’s indebtedness.

Rentokil Initial has incurred approximately US$2.0 billion of additional debt in connection with the Transaction and may incur up to a further US$700 million of additional debt in connection with the Transaction. Rentokil Initial may incur substantial additional indebtedness in the future (the terms of the instruments governing Rentokil Initial’s indebtedness would not fully prohibit it from doing so). If new indebtedness is added to Rentokil Initial’s current indebtedness levels, the related risks it faces would increase, and it may not be able to meet all of its debt obligations.

Risks related to the Rentokil Initial Shares and Rentokil Initial ADSs

Current Rentokil Initial Shareholders will have a reduced ownership and voting interest after the Transaction.

Upon Completion, Rentokil Initial plc expects to issue approximately 645 million New Rentokil Initial Shares, represented by approximately 129 million New Rentokil Initial ADSs to Terminix Shareholders pursuant to the Merger Agreement. As a result, it is expected that, immediately after Completion, existing Rentokil Initial Shareholders will own approximately 74 per cent. of the outstanding Rentokil Initial Shares and former Terminix Shareholders who receive New Rentokil Initial ADSs in the Transaction will own approximately 26 per cent. of the outstanding Rentokil Initial Shares. In addition, Rentokil Initial Shares may be issued from time to time following Completion to holders of Terminix Holdings equity awards on the terms set forth in the Merger Agreement.

Resales of Rentokil Initial Shares and Rentokil Initial ADSs following the Transaction may cause the market value of Rentokil Initial Shares to decline.

Rentokil Initial plc expects that it will issue up to approximately 645 million Rentokil Initial Shares at Completion. The issuance of New Rentokil Initial Shares and the New Rentokil Initial ADSs by which those Rentokil Initial Shares are represented, and the sale of Rentokil Initial Shares and/or Rentokil Initial ADSs from time to time could have the effect of depressing the market value for Rentokil Initial Shares and Rentokil Initial ADSs as a consequence of the Transaction. The increase in the number of Rentokil Initial Shares or Rentokil Initial ADSs may lead to sales of such Rentokil Initial Shares or Rentokil Initial ADSs or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, Rentokil Initial Shares or Rentokil Initial ADSs.

The market value of Rentokil Initial Shares and Rentokil Initial ADSs may decline as a result of the Transaction.

The market value of Rentokil Initial Shares and Rentokil Initial ADSs may decline as a result of the Transaction if, among other things, the Combined Group is unable to achieve the expected growth in revenues and earnings, or if the operational cost savings estimates in connection with the integration of Rentokil Initial’s and Terminix’s businesses are not realised or if the transaction costs related to the Transaction are greater than expected. The market value also may decline if the Combined Group does not achieve the perceived benefits of the Transaction as rapidly or to the extent anticipated by the market or if the effect of the Transaction on the Combined Group’s business, results of operations, financial condition and/or prospects is not consistent with the expectations of financial or industry analysts.

The share price of publicly traded companies can be highly volatile and Rentokil Initial plc’s share price may fluctuate.

Following Completion, the value of any investment in Rentokil Initial Shares may increase or decrease abruptly which may prevent Rentokil Initial Shareholders from being able to sell their Rentokil Initial Shares or Rentokil Initial ADSs at or above the price they paid for them. The price of the Rentokil Initial Shares and Rentokil Initial ADSs may fall in response to market perception of the Combined Group and various other events as described more fully in this Part I (Risk Factors). Any of these factors, some of which will be outside of the Combined Groups’ control, may impact the price and performance of the Rentokil Initial Shares and Rentokil Initial ADSs.

As Rentokil Initial plc is a holding company and substantially all of its operations will be conducted through its subsidiaries, its ability to pay dividends on the Rentokil Initial Shares depends on its ability to obtain cash dividends or other cash payments or to obtain loans from such entities.

Rentokil Initial plc’s ability to pay dividends is limited under English company law, which limits a company to only pay cash dividends to the extent it has distributable reserves and cash available for this purpose. Rentokil Initial plc conducts substantially all of its operations through its subsidiaries and such entities will generate substantially all of its operating income and cash flow. As a holding company, Rentokil Initial plc’s ability to pay dividends in the future is affected by a number of factors, principally its ability to receive sufficient dividends from its subsidiaries. The ability of such entities to make dividend payments to Rentokil Initial plc depends largely on their financial condition and ability to generate profits. In addition, because Rentokil Initial plc’s subsidiaries are, and the Combined Group’s subsidiaries will be, separate and distinct legal entities, they will have, to the extent they have not agreed otherwise by entering into a separate agreement with Rentokil Initial plc, no obligation to pay any dividends or to lend or advance to Rentokil Initial plc funds and may be restricted from doing so by contract, including under financing arrangements, charter provisions, other shareholders or the applicable laws and regulations of the various countries in which they operate. Additionally, claims of the creditors of Rentokil Initial plc’s subsidiaries have priority over any claims that Rentokil Initial plc may have with respect to the assets of its subsidiaries. There can be no assurance that, in the long- term, the Combined Group’s subsidiaries will generate sufficient profits and cash flows, or otherwise prove willing or able, to pay dividends or lend or advance to Rentokil Initial plc sufficient funds to enable it to meet its obligations and pay interest, expenses and dividends, if any, on the Rentokil Initial Shares. The inability of one or more of these entities to pay dividends or lend or advance funds to Rentokil Initial plc could, in the long-term, have a material adverse effect on its business, reputation, results of operations, financial condition and/or prospects.

PART II

IMPORTANT NOTICES

Forward-looking statements

This document contains forward-looking statements. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward- looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Rentokil Initial plc can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among other things: the risks set out in Part I (Risk Factors) of this document; a condition to the Completion may not be satisfied; the occurrence of any event that can give rise to termination of the Transaction; Rentokil Initial is unable to achieve the synergies and value creation contemplated by the Transaction; Rentokil Initial is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the Transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil Initial decline following the Transaction; legal proceedings are instituted against Rentokil Initial or Terminix; Rentokil Initial or Terminix is unable to retain or hire key personnel; the announcement or the consummation of the Transaction has a negative effect on the market price of the Rentokil Initial Shares or Terminix Shares or on Rentokil Initial’s or Terminix’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the COVID-19 pandemic), the ongoing war in Ukraine and the subsequent institution and extension of sanctions against various Russian organisations, companies and individuals, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent US or UK administration; the ability of Rentokil Initial or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID 19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the Transaction will harm Rentokil Initial’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil Initial’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; and Rentokil Initial’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the Transaction. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.

Neither Rentokil Initial nor any of its associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Disclosure Guidance and Transparency Rules, the Prospectus Regulation Rules of the FCA and the Market Abuse Regulation), Rentokil Initial is under no obligation, and Rentokil Initial expressly disclaims any intention or obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing in this section or anywhere else in this document should be construed as qualifying the statement in respect of the Combined Group’s working capital set out in paragraph 19 of Part XIII (Additional Information) of this document.

No profit forecasts or estimates

Unless otherwise stated, no statement in this document, or incorporated by reference into this document, is intended to be or is to be construed as a profit forecast or estimate for any period and no other statement in this document should be interpreted to mean that earnings or earnings per share for Rentokil Initial plc or Terminix Holdings for the current or future financial years, or those of the Combined Group, would necessarily match or exceed the historical published earnings or core earnings per share for Rentokil Initial plc or Terminix Holdings.

Quantified synergy benefits

Statements of identified synergies and estimated costs savings relate to future actions and circumstances which by their nature involve risks, uncertainties and contingencies. As a consequence, the identified synergies and estimated cost savings referred to in this document may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

Rounding

Certain figures included in this document have been subjected to rounding adjustments. Accordingly, figures shown in the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Presentation of financial information

Unless otherwise stated:

(a)	financial information relating to Rentokil Initial has been extracted without material adjustment from the unaudited interim consolidated financial statements of Rentokil Initial for the six months ended 30 June 2022 and 30 June 2021 and the audited consolidated financial statements of Rentokil Initial for the financial years ended 31 December 2021, 31 December 2020 and 31 December 2019, each of which has been incorporated by reference into this document as described in Part XIV (Documentation Incorporated by Reference) of this document;

(b)	financial information relating to Terminix has been extracted without material adjustment from the unaudited interim consolidated financial statements of Terminix for the six months ended 30 June 2022 and 30 June 2021 and the audited consolidated financial statements of Terminix for the financial years ended 31 December 2021, 31 December 2020 and 31 December 2019, each of which is included in Part XI (Historical Financial Information on Terminix) of this document; and

(c)	all prices quoted for Rentokil Initial Shares are closing prices in sterling as at the date specified as provided by the London Stock Exchange.

Unless otherwise indicated, financial information in this document relating to Rentokil Initial has been prepared in accordance with IFRS and financial information relating to Terminix has been prepared in accordance with US GAAP.

2020 Unaudited Restated Comparative Information

In the 2021 Accounts, Rentokil Initial restated the comparative information as at and for the year ended 31 December 2020 (the “2020 Unaudited Restated Comparative Information”) to adjust certain line items previously presented in the 2020 Accounts, in order to align with the presentation of the 2021 financial statements. As described in the Financial Review on page 149 of the 2021 Accounts, incorporated by reference herein, the following restatements were made:

•	Balances for the French virtual pooling facility which did not meet the grossing up requirements were restated to a net presentation.

•	Trade and other receivables and bank and other short-term borrowings reflected the reinstatement of a factoring arrangement in France which had previously been considered to meet the requirements for de- recognition.

•	Revenues from the North America Target distribution business were reduced by £20.2 million (at AER) following a change in revenue recognition in 2021 (£22.8 million reduction at AER). Over the last three years, the Target Specialty Products business in North America has grown significantly and in 2021 Rentokil Initial completed a review of the revenue recognition policy within this revenue stream. The region has a limited number of suppliers for whom Rentokil Initial sells products to end customers on a consignment stock basis and as a result of the review, Rentokil Initial revised its judgement such that it consider itself to be agents of these suppliers rather than principal and has therefore recognised only the commission revenues earned rather than revenues charged to end customers. The changes in revenue had no impact on reported profits in 2020 or in 2021 and, therefore, improved the 2021 margin of the North America business by 0.2 per cent. and Rentokil Initial as a whole by 0.1 per cent.

•	In the Consolidated Statement of Changes in Equity, the 2020 presentation of ‘Net exchange adjustments offset in reserves’ was restated as separate lines for ‘Net exchange adjustments offset in reserves’ and ‘Net gain/loss on net investment hedge’.

•	In the Consolidated Cash Flow Statement, the net change from investments in term deposits of £170.5 million was restated to correct the classification from financing activities to investing activities.

The financial information included in this document for the year ended 31 December 2020 is derived from either the 2020 Accounts or the 2020 Unaudited Restated Comparative Information, as indicated.

Rentokil Initial has not restated the financial information for the year ended 31 December 2019 to reflect these same adjustments and as such, the financial information for 2019 included in this document, as extracted from the 2019 Accounts, is not directly comparable to the financial information for 2021 and the 2020 Unaudited Restated Comparative Information.

Pro forma financial information

In this document, any reference to “pro forma” financial information is to information which has been extracted without material adjustments from the Unaudited Pro Forma Financial Information contained in Part XII (Unaudited Pro Forma Financial Information for the Combined Group) of this document. The Unaudited Pro Forma Financial Information contained in Part XII (Unaudited Pro Forma Financial Information for the Combined Group) of this document is based on the historical financial information of Terminix contained in Part XI (Historical Financial Information on Terminix) and the financial information of Rentokil Initial incorporated by reference into this document as described in Part XIV (Documentation Incorporated by Reference) of this document, respectively. The unaudited pro forma income statement and statement of net assets are presented in GBP sterling. The Unaudited Pro Forma Financial Information has been prepared to illustrate the effect on (i) the income statement of Rentokil Initial for the six months ended 30 June 2022 as if the Transaction had taken place on 1 January 2021; (ii) the income statement of Rentokil Initial for the year ended 31 December 2021 as if the Transaction had taken place on 1 January 2021; and (iii) the statement of net assets of Rentokil Initial as if the Transaction had taken place on 30 June 2022.

The unaudited pro forma income statement and statement of net assets have been prepared for illustrative purposes only and, because of their nature, address a hypothetical situation and do not, therefore, represent Rentokil Initial’s or the Combined Group’s actual financial position or results. The pro forma financial information has been prepared under IFRS and on the basis set out in Part XII (Unaudited Pro Forma Financial Information for the Combined Group) of this document and in accordance with Item 13.3.3 R of the Listing Rules and in a manner consistent with the accounting policies adopted by Rentokil Initial in preparing the audited consolidated financial statements for the year ended 31 December 2021.

In addition to the matters noted above, the Unaudited Pro Forma Financial Information does not reflect the effect of anticipated synergies and efficiencies or the related costs of achieving these synergies that may result from the Transaction.

Non-GAAP measures

Certain operating and financial performance metrics contained in this document have not been audited and this document contains some financial measures which are not within the scope of IFRS or US GAAP (“Non- GAAP”) and which are used by the Company and Terminix Holdings, respectively, to assess the financial performance of their businesses. These measures include, among others, “Ongoing Revenue”, “Ongoing Operating Profit”, “Organic Revenue”, “Adjusted EPS”, “Adjusted EBITDA” and “Free Cash Flow” are included because the Company or Terminix Holdings believe that they are important supplemental measures of operating performance. These are not measures of operating performance derived from IFRS or US GAAP and should not be considered as substitutes for Rentokil Initial’s or Terminix’s financial results based on IFRS or US GAAP, as the case may be. In addition, these measures are not intended to be an indication of the Company’s ability to fund Rentokil Initial’s or, following Completion, the Combined Group’s cash requirements. Consideration should be given to the types of events and transactions that are excluded from the calculation of the measures. These Non-GAAP measures are not uniformly defined by all companies, and therefore comparability may be limited. Non-GAAP financial measures are used by the Company to make operating decisions because they facilitate internal comparisons of Rentokil Initial’s performance to historical results and to competitors’ results. The Directors also believe that they are useful in that they provide investors with alternative means to evaluate the underlying performance and position of Rentokil Initial and the Combined Group.

A reconciliation of Non-GAAP measures in relation to Rentokil Initial is included in the audited consolidated financial statements of Rentokil Initial for the financial years ended 31 December 2021, 31 December 2020 and 31 December 2019, and in the unaudited consolidated interim financial statements of Rentokil Initial for the six months ended 30 June 2022 and 30 June 2021, each of which has been incorporated by reference into this document as described in Part XIV (Documentation Incorporated by Reference) of this document.

A reconciliation of the following Non-GAAP measures in relation to Terminix Holdings is set out below.

The following table presents reconciliations of net income to Adjusted EBITDA:

Six months ended 30 June 2022
(US$m)
Net Income	2
Depreciation and amortization expense	27
Acquisition-related costs	1
Non-cash stock-based compensation expense	5
Restructuring and other charges	15
Loss on sale of international subsidiaries	41
Provision for income taxes	18
Interest expense	11
Adjusted EBITDA	120

Currencies

Unless otherwise indicated, all references in this document to “sterling”, “GBP”, “£”, “pence” or “p” are to the lawful currency of the United Kingdom; references to “EUR”, “Euro” or “€” are to the official currency of the Eurozone; and references to “US Dollars”, “USD” or “US$” are to the lawful currency of the US.

Market and industry information

Market data and certain industry forecasts used in this document were obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. Where third party information has been used in this document, the source of such information has been identified. The Company confirms that all third party information has been accurately reproduced and, as far as the Company is aware and able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy or completeness of such information is not guaranteed. Similarly, internal surveys, reports and studies and market research, while believed by the Company to be reliable and accurately extracted by the Company for the purposes of this document, have not been independently verified and the Company makes no representation as to the accuracy of such information. See the section headed “Forward- looking statements” in this “Important Notices” section on page 33.

Publication on website and availability of hard copies

A copy of this document and all information incorporated into this document by reference to another source, will be made available on Rentokil Initial plc’s website at: https://www.rentokil-initial.com/generalmeeting.

If you have received notification of this document in electronic form, you may request a hard copy of this document and/or any information incorporated into this document by reference to another source by contacting Rentokil Initial plc’s registrars, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom or, between 8.30 a.m. and 5.30 p.m. (BST), Monday to Friday (excluding English and Welsh public holidays), on 0333 207 6581 from within the UK or on +44 (0)121 415 0077 if calling from outside the UK (calls from outside the UK will be charged at the applicable international rate), with your full name and the full address to which the hard copy may be sent (calls may be recorded and monitored for training and security purposes). You may also request that all future documents, announcements and information to be sent to you in relation to the Transaction should be in hard copy form.

Incorporation by reference

Certain information in relation to Rentokil Initial is incorporated by reference in this document, as set out in Part XIV (Documentation Incorporated by Reference).

No incorporation of website information

The contents of Rentokil Initial’s and Terminix’s websites or any hyperlinks accessible from those websites do not form part of this document and investors should not rely on them.

Defined terms

Certain terms used in this document are defined and certain technical and other terms used in this document are set out in Part XV (Definitions) of this document.

Unless otherwise indicated, all references in this document to time of day are references to BST time.

All references to legislation in this document are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation or regulation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

PART III

TO VOTE ON THE TRANSACTION AND ACTION TO BE TAKEN

To vote on the Transaction

This page should be read in conjunction with the rest of the document, in particular, the Notice of General Meeting included in Part XVI (Notice of General Meeting) of this document.

While it is currently anticipated that there will be no restrictions on social contact or meeting format at the time of the Rentokil Initial General Meeting, Rentokil Initial Shareholders should carefully consider whether or not it is appropriate to attend the Rentokil Initial General Meeting. Rentokil Initial Shareholders who wish to attend, should undertake a lateral flow test on the morning of the Rentokil Initial General Meeting and that any Rentokil Initial Shareholder who is experiencing any COVID-19 symptoms or has recently been in contact with anyone who has tested positive should not attend. Subject to conditions on the day of the meeting, Rentokil Initial Shareholders may be required to wear face masks.

In light of the potential for government restrictions relating to COVID-19 to change at short notice, Rentokil Initial Shareholders are strongly encouraged to consider submitting the Form of Proxy online or by post and to appoint the Chair of the Rentokil Initial General Meeting as their proxy to ensure their vote is counted even if attendance at the meeting is restricted or the shareholder is unable to attend. This means that the Chair of the Rentokil Initial General Meeting will be able to vote on their behalf, and in accordance with their instructions, at the Rentokil Initial General Meeting. You should complete, sign and return the accompanying Form of Proxy for use at the Rentokil Initial General Meeting, so as to be received by no later than 1.30 p.m. on 4 October 2022. Unless the Form of Proxy is returned by the time mentioned in the instructions printed on it, it will be invalid.

Electronic Proxy Appointment (“EPA”) is also available for the Rentokil Initial General Meeting. To use this facility, you must visit http://www.sharevote.co.uk and follow the instructions provided, or, if you have an account with Equiniti, you must visit https://www.shareview.co.uk and log on to your portfolio using your usual user ID and password. Once logged in, click “View” on the “My Investments” page, click on the link to vote and then follow the on-screen instructions. The Voting ID, Task ID & Shareholder Reference Number shown on the Form of Proxy will be required to complete the EPA procedure. EPA will not be valid if received later than 48 hours before the Rentokil Initial General Meeting or, in the case of any adjournment, later than 48 hours before the time fixed for the adjourned meeting and will not be accepted if found to contain a computer virus. Alternatively, if you are a user of the CREST system, you may appoint a proxy by following the procedures described in the CREST Manual available at http://www.euroclear.com. The CREST message must be received by the issuer’s agent RA19 by 1.30 p.m. on 4 October 2022.

If you require assistance, please telephone Equiniti on 0333 207 6581 from within the UK or on +44 (0)121 415 0077 (from outside the UK) between 8.30 a.m. and 5.30 p.m. (BST), Monday to Friday (excluding English and Welsh public holidays). Calls to the helpline from outside the UK will be charged at applicable international rates. Calls will be recorded and monitored for security and training purposes.

Please note that, for legal reasons, Equiniti cannot provide advice on the merits of the Transaction or give any legal, tax or financial advice.

Hard copies of any information incorporated into this document by reference to another source, sent to persons in electronic form or by means of being published on Rentokil Initial plc’s website, and all future documents, announcements and information required to be sent to persons in relation to the Transaction may be requested to be received by Rentokil Initial Shareholders in hard copy form by writing to Equiniti at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom or by calling Equiniti at the numbers provided above. A hard copy of any such documents will not be sent unless so requested.

Action to be taken

For the reasons set out in this document, the Board unanimously recommends that Rentokil Initial Shareholders vote in favour of the Resolutions relating to the Transaction to be proposed at the Rentokil Initial General Meeting, as the Directors intend to do in respect of their own beneficial holdings of Rentokil Initial Shares, and that you take the action described below.

The Rentokil Initial General Meeting will be held at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate, London, EC2P 2SR, UK at 1.30 p.m. on 6 October 2022. The Transaction requires approval of Rentokil Initial Shareholders at the Rentokil Initial General Meeting.

1.	The documents

If you received a Form of Proxy, you are requested to complete and return your form as soon as possible. If you have registered to appoint a proxy electronically, and have thus not received a Form of Proxy, you should follow the instructions in the email you received notifying you of the availability of this document.

2.	Voting at the Rentokil Initial General Meeting

The Transaction will require approval by Rentokil Initial Shareholders at the Rentokil Initial General Meeting to be held at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate, London, EC2P 2SR, UK at 1.30 p.m. on 6 October 2022. The Transaction constitutes a Class 1 transaction for Rentokil Initial plc under the Listing Rules and will require the passing by Rentokil Initial Shareholders of the Resolutions to be proposed at the Rentokil Initial General Meeting.

In light of the potential for government restrictions relating to COVID-19 to change at short notice, Rentokil Initial Shareholders are strongly encouraged to consider submitting the Form of Proxy online or by post and to appoint the Chair of the Rentokil Initial General Meeting as their proxy to ensure their vote is counted even if attendance at the meeting is restricted or the shareholder is unable to attend. Voting by proxy ahead of the meeting will not prevent any Rentokil Initial Shareholder from attending and voting at the meeting.

2.1	Online appointment of proxies

Rentokil Initial Shareholders entitled to vote at the Rentokil Initial General Meeting may appoint a proxy electronically by logging on to the following website: http://www.sharevote.co.uk and following the instructions provided. Alternatively, if you have an account with Equiniti, log on to your portfolio at https:// www.shareview.co.uk using your usual user ID and password and clicking “View” on the “My Investments” page, then click on the link to vote and follow the on-screen instructions. The Voting ID, Task ID & Shareholder Reference Number shown on the Form of Proxy will be required to complete the procedure. For an electronic proxy appointment to be valid, the appointment must be received by Rentokil Initial plc’s registrar, not less than 48 hours before the time fixed for the Rentokil Initial General Meeting. Full details of the procedure to be followed to appoint a proxy electronically are given on the website.

2.2	Electronic appointment of proxies through CREST

To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, by following the procedures described in the CREST Manual available at http://www.euroclear.com, the CREST message must be received by the issuer’s agent RA19 not less than 48 hours before the time fixed for the Rentokil Initial General Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the issuer’s agent is able to retrieve the message. After this time any change of instructions to a proxy appointed through CREST should be communicated to the proxy by other means. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings please refer to the CREST Manual. Rentokil Initial plc may treat as invalid a proxy appointment sent by CREST in the circumstances set out in the CREST Regulations.

2.3	Sending Forms of Proxy by post

Please complete and sign the enclosed Form of Proxy in accordance with the instructions printed on it and return it by post in the envelope provided to Rentokil Initial plc’s registrar, Equiniti at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom so as to be received as soon as possible and in any event not later than 1.30 p.m. on 4 October 2022.

The Form of Proxy must be returned by the time mentioned above, or it will be invalid.

Rentokil Initial Shareholders are entitled to appoint a proxy in respect of some or all of their Rentokil Initial Shares and may also appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by such holder. Rentokil Initial Shareholders who wish to appoint more than one proxy in respect of their holding of Rentokil Initial Shares should contact Equiniti for further Forms of Proxy.

2.4	Helpline

If you have any questions about this document or the Rentokil Initial General Meeting, or are in any doubt as to how to complete the Form of Proxy, please contact Rentokil Initial plc’s registrars, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom or call on 0333 207 6581 or, if telephoning from outside the UK, on +44 (0)121 415 0077, between 8:30 a.m. and 5.30 p.m. (BST), Monday to Friday (excluding English and Welsh public holidays). Calls to the helpline from outside the UK will be charged at applicable international rates. Calls may be recorded and monitored for security and training purposes. Please note that, for legal reasons, the helpline cannot provide advice on the merits of the Transaction or give any legal, tax or financial advice.

PART IV

EXPECTED TIMETABLE OF PRINCIPAL EVENTS AND INDICATIVE TRANSACTION STATISTICS

All times shown are BST times unless otherwise stated. All dates and times are based on the current expectations of Rentokil Initial and are subject to change, which will depend, among other things, on the date on which the Conditions to the Transaction are satisfied or, where applicable, waived. If any of the dates and/or times in this expected timetable change, the revised dates and/or times will be notified to Rentokil Initial Shareholders by announcement through the Regulatory Information Service of the London Stock Exchange.

Event	Expected time/date

Publication of this document	7 September 2022

Latest time and date for lodging Forms of Proxy/ CREST Proxy Instructions for the Rentokil Initial General Meeting	1.30 p.m. (BST) on 4 October 2022(1)(2)

Voting Record Time	6.30 p.m. (BST) on 4 October 2022(3)

Rentokil Initial General Meeting	1.30 p.m. (BST) on 6 October 2022

Terminix Special Meeting	8.30 a.m. (EDT) on 6 October 2022

Completion and issuance of New Rentokil Initial Shares and New Rentokil Initial ADSs	12 October 2022(4)

Long Stop Date	31 December 2022(5)

The Rentokil Initial General Meeting will be held at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate, London, EC2P 2SR, UK.

Notes:

(1)	In order to be valid, the voting instructions must be lodged no later than 1.30 p.m. (BST) on 4 October 2022 (or, if the Rentokil Initial General Meeting is adjourned, before such time as is announced before the adjourned meeting). Please see “Action to be taken” on pages 40-42 of this document.

(2)	In order to be valid, the Form of Proxy must be lodged no later than 1.30 p.m. (BST) on 4 October 2022. Please see “Action to be taken” on pages 40-42 of this document.

(3)	If the Rentokil Initial General Meeting is adjourned, the Voting Record Time for the adjourned meeting will be 6.30 p.m. (BST) on the date which is two business days before the date set for such adjourned meeting.

(4)	Assuming the satisfaction or waiver of all Conditions (including approval of the Transaction by Rentokil Initial Shareholders and approval of the Transaction by Terminix Shareholders), Completion is expected to take place on 12 October 2022.

(5)	Subject to an extension (to the Extended Long Stop Date) if, on the Long Stop Date, antitrust-related Conditions are not satisfied but all other Conditions (other Conditions that can only be satisfied immediately prior to Completion) have been satisfied or waived.

INDICATIVE TRANSACTION STATISTICS

Number of existing Rentokil Initial Shares (as at the Latest Practicable Date)(1)	1,863,832,965

Number of New Rentokil Initial Shares to be issued in the Transaction	up to 645,386,010

Number of Rentokil Initial Shares immediately following Completion(1)(2)	2,509,218,975

New Rentokil Initial Shares as a percentage of the enlarged issued share capital(1)(2)	26 per cent.

ISIN	GB00B082RF11

SEDOL	B082RF1

Notes:

(1)	Number of Rentokil Initial Shares as at the Latest Practicable Date (including shares owned by employee share trusts).

(2)	Assumes that no New Rentokil Initial Shares are issued as a result of (1) the exercise of any options or (2) awards vesting under the Rentokil Initial plc employee share schemes between the Latest Practicable Date and Completion. Based on the number of Rentokil Initial Shares in issue as at the Latest Practicable Date and that 645,386,010 New Rentokil Initial Shares are issued in connection with the Transaction.

PART V

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors of the Company:	Richard Solomons	Chairman
	Andy Ransom	Chief Executive
	Stuart Ingall-Tombs	Chief Financial Officer
	John Pettigrew	Senior Independent Director
	Sarosh Mistry	Non-Executive Director
	Julie Southern	Non-Executive Director
	Cathy Turner	Non-Executive Director
	Linda Yueh	Non-Executive Director

Company Secretary of the Company:	Catherine Stead

Registered Office of the Company:	Compass House Manor Royal,Crawley West Sussex, RH10 9PY United Kingdom

Sponsor and Financial Adviser to the Company:	Barclays Bank PLC 1 Churchill Place London E14 5HP United Kingdom

Financial Adviser to the Company:	Goldman Sachs International 25 Shoe Lane London EC4A 4AU United Kingdom

Legal Advisers to the Company as to English law:	Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom

Legal Advisers to the Company as to US law:	Davis Polk & Wardwell LLP 450 Lexington Ave New York NY 10017 United States

Legal Advisers to the Sponsor:	Simmons & Simmons LLP CityPoint, One Ropemaker Street London EC2Y 9SS United Kingdom

Reporting Accountants to the Company:	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH United Kingdom

Auditors to the Company:	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH United Kingdom

Company Registrars:	Equiniti Limited Aspect House, Spencer Road, Lancing West Sussex BN99 6DA United Kingdom

PART VI

LETTER FROM THE CHAIRMAN OF RENTOKIL INITIAL

Directors

Richard Solomons (Chairman)

Andy Ransom (Chief Executive)

Stuart Ingall-Tombs (Chief Financial Officer)

John Pettigrew (Senior Independent Director)

Sarosh Mistry (Non-Executive Director)

Julie Southern (Non-Executive Director)

Cathy Turner (Non-Executive Director)

Linda Yueh (Non-Executive Director)

Registered Office

Compass House

Manor Royal

Crawley

West Sussex

RH10 9PY

UK

7 September 2022

To all Rentokil Initial Shareholders, and persons with information rights.

Dear Shareholder

PROPOSED ACQUISITION OF TERMINIX GLOBAL HOLDINGS, INC. BY RENTOKIL INITIAL PLC

1.	Introduction

On 14 December 2021, Rentokil Initial plc announced that it and Terminix Holdings had reached an agreement for the acquisition, by a subsidiary of Rentokil Initial plc, of the entire common stock of Terminix Holdings (the “Terminix Shares”), which will be effected through a statutory merger under the laws of Delaware.

The Transaction will combine two leading pest control businesses with a long cultural heritage, outstanding talent and strong focus on people, customers, delivering products and services responsibly, and benefiting society and the environment by acting in a responsible manner. The Combined Group will enhance shareholder value by creating an enlarged platform for growth, particularly in North America. It will have an attractive financial profile with the opportunity to increase net operating margins through cost reductions and operational efficiencies and a strong balance sheet to support growth through continued investments. The Transaction is in line with Rentokil Initial plc’s ongoing strategy of organic growth and growth through mergers and acquisitions, with a strong focus on the North America pest control market.

Under the terms of the Transaction, Terminix Shareholders will receive aggregate consideration comprised of approximately US$1.3 billion in cash and approximately 129 million Rentokil Initial plc American Depositary Shares (“New Rentokil Initial ADSs”) (each New Rentokil Initial ADS representing five Rentokil Initial Shares) (the “Merger Consideration”). Terminix Shareholders may elect to receive all cash or all stock consideration with respect to each Terminix Share (other than certain excluded Terminix Shares described in the Merger Agreement), subject to allocation and proration provisions in the event of oversubscription. Each Terminix Share for which no election or an invalid election is received will be deemed to have elected for all stock consideration.

Owing to its size, the Transaction constitutes a Class 1 transaction for the purposes of the Listing Rules, and therefore requires the approval by a majority of Rentokil Initial Shareholders. The Transaction is conditional on, amongst other things, such approval being obtained. Accordingly, a General Meeting has been convened for 1.30 p.m.  on 6 October 2022 at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate, London, EC2P 2SR, UK. The Notice of General Meeting is set out in Part XVI (Notice of General Meeting) of this document and an explanation of the Resolutions to be proposed is set out in paragraph 16 of Part VI (Letter from the Chairman of Rentokil Initial) of this letter.

Terminix Holdings was incorporated in the state of Delaware and the Terminix Shares are listed on the New York Stock Exchange (“NYSE”). Terminix Holdings is therefore not subject to the Listing Rules. Under the terms of the Merger Agreement, and, in accordance with Delaware law, the Transaction is also conditional on Terminix Shareholder approval.

On behalf of the Board, I am pleased to present this significant, value-creating opportunity AND RECOMMEND THE TRANSACTION to Rentokil Initial Shareholders. The purpose of this letter is to: (i) explain the background to and reasons for the Transaction; (ii) explain why the Directors believe that the Transaction is in the best interests of Rentokil Initial plc and Rentokil Initial Shareholders taken as a whole; and (iii)  recommend that, as a Rentokil Initial Shareholder, you vote in favour of the Resolutions to be proposed at the Rentokil Initial General Meeting, as the Board will in respect of their own shareholdings.

The notice of the Rentokil Initial General Meeting, at which your approval will be sought for the Transaction, is set out at the end of this document. In order to approve the Transaction, a majority of Rentokil Initial Shareholders attending, whether in person or by proxy, and voting at the Rentokil Initial General Meeting will need to vote in favour of the Resolutions. The Resolutions are described in further detail in paragraph 16 of this Part VI (Letter from the Chairman of Rentokil Initial), and set out in Part XVI (Notice of General Meeting) of this document. Details of the action you should take in order to cast your votes at the Rentokil Initial General Meeting are set out in “Action to be taken” on pages 38-40 of this document. The recommendation of the Directors is set out in paragraph 20 of this Part VI (Letter from the Chairman of Rentokil Initial).

2.	Background to and reasons for the Transaction

Benefits of the Transaction for Rentokil Initial Shareholders

Increased scale and leadership in the global pest control market

Rentokil Initial and Terminix are significant players in the attractive, largely non-cyclical and growing pest control industry. The global pest control market size was approximately US$20 billion in 2019 and is projected to reach US$32 billion by 2027, exhibiting a compound annual growth rate (“CAGR”) of 6.31 per cent. during the forecast period.

Pest control is a largely non-discretionary and essential service. Growth characteristics of the global pest control market include increasing global populations, urbanisation, expansion of the middle classes, climate change, greater intolerance to pest incidence and rising transmission of vector borne diseases. Technological developments are also important factors contributing to the future growth in pest management, including rising demand for remote monitoring systems.

The Combined Group will become the leading global pest control company, with a customer base of approximately 4.9 million customers and approximately 57,700 colleagues globally. The Transaction will deliver a significantly enhanced network and improved route density, bringing the Combined Group closer to its customers, with its colleagues able to spend more time directly with customers and less time driving to and from customer visits.

Substantially increased scale in North America, providing an enlarged platform for profitable growth

The Combined Group will become the leading player in North America, the world’s largest pest control market (representing approximately 51 per cent. of the global market in 2021 and estimated to be worth approximately US$11 billion). As such, North America is of significant strategic importance and focus for Rentokil Initial. It is a highly competitive and fragmented market comprising over 20,000 pest control companies. Commercial pest control comprises the largest segment in North America at approximately 45 per cent. of the market, with residential comprising approximately 35 per cent. and termites at approximately 20 per cent. Rentokil Initial is currently a leading brand in commercial pest control, whilst Terminix is the most recognised brand for termite and residential pest control in the US, undertaking approximately 50,000 customer visits each day from over 380 locations across 45 states. Terminix generated pest control revenues of approximately US$2.0 billion for the year ended 31 December 2021. Post-Completion, the Combined Group will become the leading global pest control company, which will include a leading brand for residential and termite pest control in North America, as well as the leading global brand in commercial pest control.

Upon Completion, approximately 60 per cent. of the Combined Group’s total revenues are expected to come from North America. The Combined Group will create additional scale which will enable further investments in people, service quality, innovation, digital technology & applications and sustainability, to meet the future needs of customers and colleagues. Following Completion, the Combined Group intends to open a new science and innovation centre in the US focused on termite and residential pest control.

A complementary and synergistic combination

Rentokil Initial and Terminix have complementary service lines (combining Rentokil Initial’s expertise in commercial pest control globally with Terminix’s expertise in residential and termite pest control in North America). Rentokil Initial and Terminix’s geographic footprints in North America are also complementary, allowing greater route-density to be achieved, and presenting further opportunities to enhance operational efficiency. Both Rentokil Initial and Terminix have similar operating models which will enable the effective sharing of best practices in the future. In addition, Rentokil Initial is a leader in innovation and digital technology, creating services and products which can be rolled out to Terminix’s approximately 2.9 million pest control customers.

The Combined Group is expected to generate material annual pre-tax cost synergies of at least US$150 million (£129 million converted at the US$:£ exchange rate on the Latest Practicable Date) by the third full year post- Completion, owing to greater footprint density, procurement leverage, property rationalisation, duplicate administrative and overhead rationalisation, marketing, sales effectiveness, head office synergies and financing. Further detailed information on synergies is provided in paragraph 6 of this Part VI (Letter from the Chairman of Rentokil Initial). Both Rentokil Initial and Terminix have a strong track record of integrating acquisitions and are committed to creating a high-quality working environment with attractive opportunities for colleagues from both businesses to develop rewarding long-term careers in the Combined Group. The Board believes the Combined Group will be able to further differentiate itself from its competitors through its strong focus on people, customers, delivering products and services responsibly, and benefiting society and the environment by acting in a responsible manner.

An attractive financial profile

The Combined Group will have an attractive financial profile, with the opportunity to increase net operating margins through cost reductions and operational efficiencies by approximately one per cent. in each of the three full calendar years post-Completion. A strong balance sheet will support growth through continued investments in people, innovation, digital technologies and sustainability, and through further M&A opportunities around the world. Further detailed information on the Unaudited Pro Forma Financial Information is provided in Part XII (Unaudited Pro Forma Financial Information for the Combined Group) of this document. The Transaction will create a larger, highly diversified and more resilient business in Pest Control and Hygiene & Wellbeing. In North America, Pest Control will be well balanced between residential and termite (expected to be approximately 60 per cent. of revenues) and commercial (expected to be approximately 40 per cent. of revenues) pest services. Revenues from termite control for the financial year ended 31 December 2021 represented approximately 45 per cent. of Terminix’s residential revenues, and are expected to become approximately 20 per cent. of the Combined Group’s North America pest business upon Completion.

The Combined Group will also have a strong, complementary international Hygiene & Wellbeing business, with leading positions in 22 of its 67 geographical markets. Revenues from Hygiene & Wellbeing are expected to form approximately 21 per cent. of the total Combined Group revenues and the segment is expected to deliver 4 per cent. to 6 per cent. organic growth each year over the medium term from 2022. The Board remains committed to the growth and development of this business which it believes has the potential to become ‘The New Pest Control’ as set out at Rentokil Initial’s 2021 Capital Markets Day. The Combined Group will target the opportunity to cross-sell and up-sell both Pest Control and Hygiene & Wellbeing services to its enlarged customer base post-Completion.

Following Completion, the Combined Group will continue to target the medium-term growth rates set out in Rentokil Initial plc’s annual financial results announcement on 3 March 2022 for the year ended 31 December 2021. These are Ongoing Revenue growth of 6 per cent. to 9 per cent., including Organic Revenue growth of 4 per cent. to 5 per cent, Ongoing Operating Profit growth of over 10 per cent. and Free Cash Flow conversion of approximately 90 per cent. The medium-term Organic Revenue growth target for the Combined Group’s Pest Control segment will remain unchanged at 4.5 per cent. to 6.5 per cent. Medium-term growth targets for the Combined Group’s Hygiene & Wellbeing and Workwear (France) segments will also remain unchanged at 4 per cent. to 6 per cent. and 3 per cent. to 4 per cent. respectively.

The Combined Group will remain committed to Rentokil Initial plc’s current progressive dividend policy and expects to have leverage metrics consistent with a BBB investment grade rating within two years from Completion. Net debt to EBITDA is targeted to be 2.0x to 2.5x in the medium term.

Benefits of the Transaction for customers

Upon Completion, the Combined Group will have approximately 4.9 million customers and a shared commitment to providing the highest levels of customer satisfaction and to developing new, innovative ways to better serve its customer base. Its aim is to achieve this through:

(a)	Highly trained experts—through the Combined Group’s commitment to training and development, together, it will provide customers with best-in-class levels of service. Service performance and customer satisfaction will be consistently monitored and recorded, reported to the Board and published annually in the Combined Group’s Annual Report;

(b)	Providing additional services to existing customers— post-Completion, the Combined Group will jointly examine opportunities to upsell more solutions to its enhanced customer base and the potential for cross sell, for instance, Hygiene & Wellbeing products and services to Terminix’s customers;

(c)	Access to innovation and digital solutions— Rentokil Initial has excellent levels of capability in innovation and proven, digital pest management tools which it will offer to the Combined Group’s enlarged customer base through a series of product and service launches. These include proprietary connected products for rodent control and digital portals offering customers 24/7 access to service information. Rentokil Initial continues to focus on the global roll out of PestConnect, its digital pest control system, and by 31 December 2021 approximately 235,000 units were installed into approximately 13,000 customer premises across the world. Rentokil Initial’s pipeline of innovations includes new connected devices for flying insects as well as crawling insects such as bed bugs. In addition, Rentokil Initial will deploy its highly successful Command Centre to provide data analytics to further enhance customer services. Rentokil Initial has technology partnerships in place with global leading companies and is also in the early-stage development of new tools, using rich media and artificial intelligence to further enhance its pest control offering;

(d)	New US science and innovation centre to be opened— post-Completion, the Combined Group intends to invest in a new science and innovation centre, based in the US, which will focus on termite and residential pest control solutions. This will be designed to complement Rentokil Initial’s existing UK-based centres for innovation (the Power Centre) and new technology and product testing;

(e)	Capitalising on shared strengths and expertise— the Combined Group will have complementary strengths and capabilities, such as Terminix’s expertise in termite and residential pest control and Rentokil Initial’s expertise and global footprint in commercial pest control. The Combined Group will utilise shared best practices and ‘best of breed’ ways of working to benefit its customers;

(f)	Investment in new systems, processes and technologies—learning from Rentokil Initial’s and Terminix’s technology platforms and IT expertise, the enlarged business will invest in high quality systems, processes and technologies which impact customers, suppliers, colleagues and others, including new systems that integrate, streamline and enhance legacy operating IT systems;

(g)	Benefits of scale— the Combined Group’s additional scale will enable further investments in people, service quality, innovation, digital and sustainability to meet the future needs of customers and communities. It will continue to work with third-party suppliers to introduce new innovations to its enlarged customer base; and

(h)	Supporting customers’ sustainability plans— as a responsible supplier to multiple customer sectors, the Combined Group will continue to develop new products and services, using shared expertise to reduce its customers own environmental footprint. These include new products which use fewer chemicals or generate lower levels of carbon emissions than traditional units. The Combined Group will be committed to supporting independent ESG indices and providing environmental and social data to help customers choose their responsible suppliers, and to support other stakeholders.

Benefits of the Transaction for colleagues

The Combined Group presents additional opportunities for its approximate 57,700 colleagues and will introduce a set of commitments to all colleagues as set out below:

(a)	Safety will remain the top priority for all colleagues—the Combined Group will measure ‘Lost Time Accident’ rates and ‘Working Days Lost’ and implement best practices from across the Combined Group to enhance safety, which will continue to be the first item on every management agenda;

(b)	Creating an enhanced Employer of Choice programme—the Combined Group will work together to share best practices from across the enlarged organisation to recruit, train and retain its people more effectively, provide line managers with support and training, and ultimately ensure colleagues have the opportunity to benefit from a long and successful career within the Combined Group. The Combined Group will work to create a culture that is inspiring, encouraging and proactive, and one in which achievements are celebrated and rewarded. Great teamwork will be central to the Combined Group’s future success;

(c)	Culture and engagement—the Combined Group will place great importance on respect and the diversity, equality and inclusion of its people. It will continue to support with pride veterans who deserve special appreciation and will remain committed to acting responsibly for all colleagues, customers, suppliers and business partners;

(d)	Open and honest communication—the Combined Group will commit to regular communication with its colleagues and will continue to listen actively to them through regular surveys, town hall meetings and webinars. In addition, it will establish colleague forums for colleagues to engage with initiatives and ways of working that can support the future growth and success of the group. The Combined Group will consider carefully and explain to its colleagues key decisions on its strategy, people, infrastructure, systems and services. As the Combined Group grows, it expects over time to employ more people and, whilst in the short term there will be some reduction in duplicate roles, the majority of these will come from not replacing those who leave the Combined Group. The Combined Group will measure and set targets to achieve high levels of sales and service colleague retention;

(e)	Retained commitment to main US locations—the Combined Group will maintain a presence in Memphis, Tennessee, Reading, Pennsylvania and Charlotte, North Carolina and will continue to support their local communities there, and continue to have an extensive network of branches throughout the US;

(f)	Continuing to invest in the Terminix brand—the Transaction will enhance Terminix’s ability to compete for residential and termite pest control customers in North America, while the combination with Rentokil Initial will increase Terminix’s ability to compete for commercial pest control customers. Innovating and finding new and more sustainable ways of working will be a key component of the enlarged business’s strategy going forward. The purpose of the Combined Group will be to ‘Protect People and Enhance Lives’ and it aims to deliver this through outstanding people delivering best in class service;

(g)	Tools to get the job done—the Combined Group will adopt a pragmatic ‘best of breed’ approach to identifying which tools to use going forward. This includes investing in a common IT system to make the Combined Group more effective and efficient for its people and customers. Added scale will also allow the Combined Group to continue to invest in new tools, including digital systems and services;

(h)	Being part of a local-global family—the Combined Group will learn from its colleagues and customers locally and globally, providing job opportunities across town, state, country and the world;

(i)	Becoming more sustainable—Rentokil Initial and Terminix have both begun their journey towards a more environmentally-friendly future and will join forces to share collective expertise. Focus areas include the introduction of non-toxic products, the use of digital services requiring fewer chemicals, greater route density leading to more eco-efficient driving, deployment of an ultra-low emissions fleet and reduced waste and packaging. The Combined Group will commit to becoming a net zero carbon emissions company by 2040; and

(j)	Supporting communities and charities—Rentokil Initial Cares is the Company’s global charity and community programme which supports colleagues’ own efforts locally, alongside national and global initiatives. It has a clear focus on supporting charitable organisations that align with the Rentokil Initial’s social purpose of Protecting People and Enhancing Lives. Terminix Cares is Terminix’s community platform for giving and volunteerism, which guides its relationships with customers and external partnerships and supports community organisations. The Combined Group will continue to be passionate about supporting the communities in which it operates by helping charitable causes through its Cares local, national and global initiatives and donations. This will be an important part of its plan to be a responsible employer of choice.

3.	Summary information on Terminix

Terminix is a leading provider of residential and commercial pest control services, specialising in protection against termite damage, rodents, insects and other pests. Organised in Delaware in 2007, Terminix is the successor to various entities dating back to 1927 and is headquartered in Memphis, Tennessee and has operations in 24 countries and territories. Terminix makes over 50,000 home and business visits every day.

Terminix has scale and deep presence in the US and for the year ended 31 December 2021, 93 per cent. of Terminix’s revenue was generated by sales in the US and approximately 90 per cent. of the book value of its assets is located in the US. For the year ended 31 December  2021, Terminix recorded revenue of US$2.0 billion and net income of US$125 million.

Terminix operates three service lines: Residential Pest Management, Commercial Pest Management and Termite and Home Services. Over 80 per cent. of Terminix’s revenue comes from customers who enter into contracts with the option to renew periodically (e.g. annually, monthly or quarterly). Terminix’s revenues are not dependent on a single customer. However, a significant percentage of its revenue is concentrated in the southern and western regions of the US, with California, Texas and Florida collectively accounting for approximately one-third of Terminix’s revenues in 2021.

4.	Summary financial information on Terminix

The following selected historical consolidated financial data prepared in accordance with US GAAP has been extracted without material adjustment from Terminix Holdings’ unaudited consolidated interim financial statements for the six months ended 30 June 2022 and 30 June 2021 and audited consolidated financial statements for the years ended 31 December 2021, 31 December 2020 and 31 December 2019 included within Part XI (Historical Financial Information on Terminix) of this document.

	As of and for the six months ended 30 June		As of and for the year ended 31 December

	(US$ millions, except number of shares and per share information)
	2022	2021	2021	2020	2019
Statement of operations data:
Revenue	1,081	1,032	2,045	1,961	1,819
Income from Continuing Operations before Income Taxes	39	110	180	41	64
Income from Continuing Operations	21	81	126	20	60
Net Income	21	81	125	551	128
Other Comprehensive (Loss), Net of Income Taxes	29	17	17	(47)	4
Total Comprehensive Income	50	97	142	504	132
Per share data:
Weighted-average common shares outstanding—Basic	121.5	129.3	126	132.7	135.8
Basic earnings per share—Net Income (US$)	0.17	0.62	1	4.15	0.94

	As of and for the six months ended 30 June		As of and for the year ended 31 December

	(US$ millions, except number of shares and per share information)
	2022	2021	2021	2020	2019
Balance sheet data:
Assets:
Current assets	698	730	514	1,010	629
Total assets	4,486	4,567	4,410	4,837	5,322
Liabilities:
Current liabilities	544	552	511	588	557
Total stockholders’ equity	2,436	2,508	2,375	2,741	2,322

	As of and for the six months ended 30 June		As of and for the year ended 31 December

	(US$ millions, except number of shares and per share information)
	2022	2021	2021	2020	2019
Cash flow data:
Net cash flow from operating activities	159	151	239	198	164
Net cash flow from investing activities	20	(56)	(131)	(47)	(519)
Net cash flow from financing activities	(26)	(409)	(623)	(992)	328

Further detailed information on the historical financial information for Terminix is provided in Part XI (Historical Financial Information on Terminix) of this document.

5.	Summary of the terms of the Transaction

The Transaction will be undertaken through a US statutory merger in which Terminix Shareholders will receive aggregate consideration of approximately US$1.3 billion in cash and approximately 129 million New Rentokil Initial ADSs. As part of the Transaction, Rentokil Initial plc will list the Rentokil Initial ADSs on the NYSE.

Based on the reference price of Rentokil Initial Shares on the Latest Practicable Date, this implies:

(a)	a total current value of US$5.3 billion for the Terminix Shares, comprised of approximately US$1.3 billion in cash and US$3.9 billion in New Rentokil Initial Shares (all of which will be represented by New Rentokil Initial ADSs); and

(b)	total consideration to Terminix Shareholders of US$43.33 per share, which represents a premium of 15.8 per cent. over the closing price of Terminix Shares on 13 December 2021 (being the last day prior to the announcement of the Transaction).

Terminix Shareholders may elect to receive all cash or all stock consideration, subject to proration in the event of oversubscription. Each Terminix Share for which no election or an invalid election is received will be deemed to have elected for all stock consideration.

For the Terminix Shareholders, the value of the per share cash consideration and the value of the per share stock consideration as of the measurement day (being 10 October 2022) will be substantially the same and so each Terminix Shareholder’s election will not affect the aggregate value of its consideration at Completion.

From the perspective of Rentokil Initial, the total number of New Rentokil Initial ADSs to be issued and the aggregate amount of cash to be paid under the terms of the Merger Agreement will not vary as a result of individual election preferences.

The Transaction will take place by way of a statutory merger under the laws of Delaware, pursuant to which Merger Sub I, a Delaware corporation and an indirect wholly owned subsidiary of Rentokil Initial plc, will merge with and into Terminix Holdings, with Terminix Holdings surviving the merger. Terminix Holdings will then merge with and into Merger Sub II, a Delaware limited liability company and an indirect wholly owned subsidiary of Rentokil Initial plc, with Merger Sub II surviving as an indirect wholly owned subsidiary of Rentokil Initial plc. The Merger Agreement was entered into on 13 December 2021, the terms of which are more fully described in Part IX (Summary of the Key Transaction Terms) of this document.

Assuming the satisfaction or waiver of all Conditions, Completion is expected to take place on 12 October 2022. Following Completion, Rentokil Initial plc will announce that the Transaction has taken effect. The announcement will be made by way of an announcement despatched via a Regulatory Information Service.

6.	Synergies and integration

Rentokil Initial plc believes that the Transaction will create significant value for shareholders, who will be able to participate in the Combined Group’s continued success through their ownership in the global leader in a high-quality growth market.

The Combined Group is expected to deliver substantial value creation for Rentokil Initial Shareholders from annualised pre-tax net cost synergies of at least US$150 million (£129 million converted at the US$:£ exchange rate on the Latest Practicable Date) by the end of year three post-Completion. The run rate synergies are expected to accumulate to approximately 30 per cent., approximately 80 per cent. and 100 per cent. by the end of the first, second and third 12-month periods respectively, post-Completion and are expected to be recurring.

In achieving these synergies, the Combined Group expects to incur aggregate cash implementation costs of approximately US$150 million, half of which will be incurred in the first 12 months post-Completion.

Synergies will be achieved through operational and route density, procurement leverage, property rationalisation, reduced corporate costs and efficiencies in administrative functions and overheads. Savings can also be made in marketing and sales effectiveness and by leveraging the best of both Rentokil Initial’s and Terminix’s technology and IT systems. The Board expects cost synergies to be achieved as follows:

(a)	back office synergies from reduced corporate costs, and scale efficiencies in administrative functions and overheads, is expected to represent approximately 50 per cent. of the total synergies; and

(b)	combining branches and routes will drive service productivity and savings in property costs; this is expected to represent the remaining approximately 50 per cent. of total synergies.

At the time of the announcement of the Transaction, it was expected that additional non-operating synergies of US$11 million would be achieved in relation to reduced financing costs. However, due to the ongoing macro- economic uncertainty and following forecast US federal funds rate increases which have resulted in an increase in projected refinancing costs, the Company is not able to forecast, as at the date of this document, the level of non-operating synergies that could be achieved in relation to financing costs.

The Transaction is expected to be mid-teens per cent. accretive compared to standalone Rentokil Initial plc’s earnings per share in the first full year following Completion based on the historic and projected profitability of Terminix and taking into account the beneficial elements and relevant costs of the Transaction. While the level of earnings accretion may vary from year to year, the anticipated financial benefit is expected to be recurring, is contingent on Completion and could not be fully achieved independently. The Transaction is also expected to exceed the Company’s cost of capital by the third full year following Completion, including at least US$150 million of cost synergies.

The Combined Group’s margin profile and operating scale efficiencies are expected to enable it to reduce its costs and increase overall efficiencies, creating flexibility for it to deploy capital strategically and drive value for its shareholders, including pursuing bolt-on and new-entry acquisition opportunities that will extend the Combined Group’s capabilities into new markets, segments and cities of the future.

The estimated synergies reflect both the beneficial elements and relevant costs. The Board expects these anticipated synergies to accrue as a direct result of the Transaction and that they would not otherwise be achieved on a standalone basis and does not expect any material dis-synergies to arise in connection with the Transaction.

The Board is confident that the integration of Terminix can be achieved without causing any material disruption to the underlying operations of the two businesses. As at the date of this document, appropriate preparatory integration planning is being undertaken by an integration leadership team comprising members of senior management of both Rentokil Initial and Terminix. Specific integration teams have been established across each functional division and are working together to produce detailed integration plans that will be implemented immediately following Completion.

7.	Summary of Unaudited Pro Forma Financial Information for the Combined Group

Summary of Unaudited Pro Forma income statement

	For the six months ended 30 June 2022	For the year ended 31 December 2021
	(in £ millions)	(in £ millions)
Total revenue	2,405	4,441
Operating profit	248	333
Profit before income tax	187	216
Profit attributable to the Company’s equity holders	140	152

Summary of Unaudited Pro Forma Statement of net assets

As of 30 June 2022
(in £ millions)
Non-current assets	9,334
Current assets	2,503
Non-current liabilities	4,918
Current liabilities	2,161
Net assets	4,758

Further detailed information on the Unaudited Pro Forma Financial Information is provided in Part  XII (Unaudited Pro Forma Financial Information for the Combined Group) of this document.

8.	Management and employee incentive arrangements

Rentokil Initial and Terminix will mutually agree on one non-executive director from Terminix Holdings’ board of directors who will join the Board as a Director upon Completion.

Under the terms of the Merger Agreement, Rentokil Initial plc has agreed that for 12 months following Completion, it will provide Terminix employees with a base salary that is no less favourable than that provided before Completion and target cash and long-term equity incentive opportunities that are in the aggregate substantially comparable to those provided before Completion. Details on how the Terminix Equity Awards are treated under the Merger Agreement are set out in Part IX (Summary of the Key Transaction Terms) of this document.

The Combined Group’s headquarters will be located at Rentokil Initial plc’s existing headquarters at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, UK (which is also its registered office).

9.	Dividends and dividend policy

Terminix Shareholders who receive New Rentokil Initial ADSs in the Transaction will be entitled to Rentokil Initial plc dividends (with record dates following Completion) in respect of the New Rentokil Initial Shares represented thereby. The New Rentokil Initial Shares will, when issued, rank equally with each other and with all existing Rentokil Initial Shares and will rank in full for all dividends and other distributions thereafter declared, made or paid in respect of the existing Rentokil Initial Shares. The New Rentokil Initial ADSs will, when issued, rank equally with each other and with all the Existing Rentokil Initial ADSs and will rank in full for all dividends and other distributions thereafter declared, made or paid in respect of the Existing Rentokil Initial ADSs.

The Combined Group will remain committed to Rentokil Initial plc’s current progressive dividend policy and expects to have leverage metrics consistent with a BBB investment grade rating within two years from Completion.

10.	Summary of the Merger Agreement

10.1	Conditions to the Transaction

The Merger Agreement contains a number of Conditions, which are more fully described in Part IX (Summary of the Key Transaction Terms) of this document. Rentokil Initial will not be required to complete the Transaction if any of the Conditions have not been satisfied or, to the extent legally permitted, waived. Certain of the material Conditions are summarised below:

(a)	Rentokil Initial Shareholder approval:

(i)	Rentokil Initial Shareholder approval of the Resolutions by a majority of Rentokil Initial Shareholders attending, whether in person or by proxy, and voting at the Rentokil Initial General Meeting;

(b)	Terminix Shareholder approval:

(i)	adoption of the Merger Agreement by the holders of a majority of the outstanding Terminix Shares entitled to vote at the special meeting of Terminix Shareholders to be called for the purposes of such vote the Terminix Special Meeting;

(c)	admission of New Rentokil Initial Shares to listing on the London Stock Exchange’s main market for listed securities and New Rentokil Initial ADSs on the NYSE:

(i)	approval of the FCA and the London Stock Exchange for admission of the New Rentokil Initial Shares to the premium listing segment of the Official List of the FCA and to trading on the main market for listed securities of the London Stock Exchange, respectively, subject only to the issue of such New Rentokil Initial Shares upon Completion; and

(ii)	approval for listing on the NYSE of the New Rentokil Initial ADSs issuable to Terminix Shareholders as the share portion of the Merger Consideration (subject to official notice of issuance); and

(d)	registration statements declared effective by the SEC:

(i)	effectiveness of Form F-4 and Form F-6 relating to the New Rentokil Initial Shares and New Rentokil Initial ADSs, respectively, to be issued as the share portion of the Merger Consideration (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order pending before the SEC).

The Transaction was conditional on the expiration or termination of the applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act 1976, as amended (the “HSR Act”), which expired on 14 March  2022. As such, the regulatory condition to the Transaction has been satisfied. The Transaction was also conditional on completion of the Required Divestments, which occurred on 1 June 2022.

For further information, please see Part IX (Summary of the Key Transaction Terms) of this document.

10.2	Termination payment

Rentokil Initial plc will be entitled to receive, by way of compensation, a termination payment of US$50 million from Terminix Holdings, subject to certain specified conditions, in the event that Rentokil Initial plc or Terminix Holdings terminates the Merger Agreement because the required approval of the Terminix Shareholders is not obtained. The termination payment is subject to:

(a)	the Rentokil Initial Shareholders approving the Transaction at the Rentokil Initial General Meeting; or

(b)	(i)	the Rentokil Initial Shareholders not approving the Transaction at the Rentokil Initial General Meeting,

(ii)             Rentokil Initial plc having reasonably cooperated and used its commercially reasonable efforts to cause the Rentokil Initial General Meeting to occur on the same day as the Terminix Special Meeting and

(iii)            more than 24 hours having passed since the required approval of the Terminix Shareholders not being obtained.

Rentokil Initial plc will be entitled to receive, by way of compensation, a termination payment of US$200 million from Terminix Holdings, subject to certain specified conditions, in the event that:

(a)	prior to the adoption of the Merger Agreement by the Terminix Shareholders, Rentokil Initial plc terminates the Merger Agreement following an adverse recommendation change by Terminix Holdings or the commencement of a takeover offer of Terminix Holdings which Terminix Holdings does not publicly reject within 10 business days;

(b)	prior to the adoption of the Merger Agreement by the Terminix Shareholders, Terminix Holdings terminates the Merger Agreement in order to accept a superior proposal; or

(c)	(i) Rentokil Initial plc or Terminix Holdings terminates the Merger Agreement because (A) the Long Stop Date (as may be extended) occurs and the required approval by Terminix Shareholders has not been obtained or (B) the required approval of the Terminix Shareholders is not obtained at the Terminix Special Meeting, or Rentokil Initial plc terminates the Merger Agreement because of a breach by Terminix Holdings of certain warranties or obligations in the Merger Agreement and (ii) prior to such termination, a proposal for the acquisition of 50 per cent. or more of the Terminix Shares or the assets of Terminix Holdings is publicly announced or made known and not withdrawn and (iii) within 12 months after the date on which the Merger Agreement was terminated Terminix Holdings enters into a definitive agreement relating to any proposal for the acquisition of 50 per cent. or more of the Terminix Shares or the assets of Terminix that is subsequently completed or such a proposal is completed.

Terminix Holdings will be entitled to receive, by way of compensation, a termination payment of US$50 million from Rentokil Initial plc, subject to certain specified conditions, in the event that Rentokil Initial plc or Terminix Holdings terminates the Merger Agreement because the required approval of the Rentokil Initial Shareholders is not obtained. This termination payment is subject to:

(a)	the Terminix Shareholders adopting the Merger Agreement at the Terminix Special Meeting; or

(b)	(i) the Terminix Shareholders not adopting the Merger Agreement at the Terminix Special Meeting,

(ii) Terminix having reasonably cooperated and used its commercially reasonable efforts to cause the Terminix Special Meeting to occur on the same day as the Rentokil Initial General Meeting and (iii) more than 24 hours having passed since the required approval of the Rentokil Initial Shareholders not being obtained.

Terminix Holdings will be entitled to receive, by way of compensation, a termination payment of US$150 million from Rentokil Initial plc, subject to certain specified conditions, in the event that:

(a)	prior to the approval of the Transaction by the Rentokil Initial Shareholders, Terminix Holdings terminates the Merger Agreement following an adverse recommendation change by Rentokil Initial plc or the commencement of a takeover offer of Rentokil Initial plc which Rentokil Initial plc does not publicly reject with 10 business days;

(b)	(i) Rentokil Initial plc or Terminix Holdings terminates the Merger Agreement because (A) the Long Stop Date (as may be extended) occurs and the required approval by Rentokil Initial Shareholders has not been obtained or (B) the required approval of the Rentokil Initial Shareholders is not obtained at the Rentokil Initial General Meeting, or Terminix Holdings terminates the Merger Agreement because of a breach by Rentokil Initial plc of certain warranties or obligations in the Merger Agreement, and (ii) prior to such termination, a proposal for the acquisition of 50 per cent. or more of the Rentokil Initial Shares or the assets of Rentokil Initial plc is publicly announced or made known and not withdrawn prior to the meeting and (iii) within 12 months after the date on which the Merger Agreement was terminated Rentokil Initial plc enters into a definitive agreement relating to any proposal for the acquisition of 50 per cent. or more of the Rentokil Initial Shares or the assets of Rentokil Initial plc that is subsequently completed or such a proposal is completed; or

(c)	Rentokil Initial plc or Terminix Holdings terminates the Merger Agreement because (i) the Completion does not occur by the Long Stop Date (as may be extended) due to an injunction or order related to antitrust laws, while other Conditions have been satisfied or waived, or (ii) a permanent final injunction or order related to antitrust laws prohibits the Completion.

11.	Transaction financing

To support the financing of the Merger Consideration, on 13 December 2021 Rentokil Initial plc entered into a mandate letter under which Barclays Bank PLC committed to provide a bridge financing facility for up to US$2.7 billion. That mandate letter was replaced with the Bridge Facility.

The Bridge Facility originally comprised two tranches, Facility A and Facility B, both of which are term loans. Facility A was refinanced and cancelled in full on 30 June 2022, following the issuance of the New Senior Notes under Rentokil Initial’s EMTN Programme. Facility B is provided by: Banco Santander S.A., London Branch; Bank of America Europe Designated Activity Company; Bank of China Limited, London Branch; Barclays Bank PLC; BNP Paribas, London Branch; Fifth Third Bank, National Association; HSBC UK Bank plc; ING Bank N.V., London Branch; JPMorgan Chase Bank, N.A., London Branch; Mizuho Bank, Ltd; Skandinaviska Enskilda Banken AB (publ); Standard Chartered Bank; The Bank of Nova Scotia, London Branch; United Overseas Bank Limited, London Branch; and Wells Fargo Bank, N.A., London Branch. The termination date for Facility B is the third anniversary of the first utilisation date under the Bridge Facility.

Facility B, in addition to the proceeds from the issuance of the New Senior Notes, is intended to contribute to the financing of the cash portion of the Merger Consideration, the refinancing of existing Terminix Holdings debt and associated acquisition costs.

On 27 June 2022, Rentokil Initial plc and RI BV issued the New Senior Notes under Rentokil Initial’s EMTN Programme raising proceeds of £400 million and €1.45 billion. The New Senior Notes include an optional acquisition redemption option. If the Transaction is not completed on or before 13 March 2023 or Rentokil Initial plc publicly announces on or before 13 March 2023 that it no longer intends to pursue the Transaction, the relevant series of EMTN Notes may be redeemed (in whole but not in part) by the relevant issuer upon expiry of the requisite period of notice at the acquisition event early redemption amount specified in the relevant pricing supplement, together with accrued interest.

For further information, please see paragraph 2 of Part IX (Summary of the Key Transaction Terms) of this document.

12.	Current Trading and Prospects

12.1	Rentokil Initial

Six months ended 30 June 2022 (at CER)

On 28 July 2022, the Company published its unaudited consolidated interim financial statements for the six month period ended 30 June 2022, delivering Ongoing Revenue and Ongoing Operating Profit growth and strong Free Cash Flow delivery.

Total revenue increased by 8.1 per cent. to £1.6 billion at AER (up 5.6 per cent. at CER). The core businesses delivered Organic Revenue growth of 7.3 per cent., driven by strong demand for business services and demonstratable price progression.

Net operating margins increased by 0.6 per cent. to 14.9 per cent., despite the anticipated reduction of disinfection business. Ongoing Operating Profit rose by 9.6 per cent. to £228.1 million (£232.5 million at AER), reflecting business growth across all major reporting countries, regions and categories.

Pest Control delivered Ongoing Revenue growth of 12.1 per cent. (5.6 per cent. organic) to £1.0 billion, driven by strong price progression and with good work volumes. Ongoing Revenue for Hygiene & Wellbeing, excluding disinfection services, grew by 10.8 per cent. (10.0 per cent. organic) to £377.7 million, supported by strong demand for critical services. Ongoing Revenue, including disinfection services, was £391.3 million. Improving market conditions were reflected in the stronger contribution from the Workwear (France) business, which overall returned to pre-pandemic levels. Ongoing Revenue in Workwear (France) rose by 16.0 per cent. to £91.6 million.

Revenues from one-time disinfection services amounted to £13.6 million (which is a reduction of 85.7 per cent. compared to the same six-month period in 2021). Sales of disinfection have trended fully in line with expectations and market guidance. The impact of the anticipated reduction in disinfection was most pronounced in the period in North America and Europe, where Ongoing Revenue growth including disinfection was 2.1 per cent. and 8.9 per cent. respectively. Full year revenues from disinfection are anticipated to be in the region of £20 million, in line with previous guidance.

Rentokil Initial delivered further strong execution of M&A in the first six months of 2022, acquiring 31 businesses in 17 countries, comprised of 26 acquisitions in Pest Control and five in Hygiene & Wellbeing.

Rentokil Initial’s total consideration for acquisitions in the first six months of 2022 amounted to £159.6 million, with total annualised revenues of £68.4 million in the year prior to purchase.

Outlook for the six months ended 31 December 2022

In its interim results for the six months ended 30 June 2022, the Company provided the following guidance for the six months ended 31 December 2022:

“The nature of our business model remains a key determinant of the strength and resilience of our performance. As a global operation that benefits from highly defensive product and service lines, the company is well placed to navigate macro-economic and geopolitical volatility. In the first half, the topline has sustained excellent momentum. We’ve been successful in proactively managing cost inflation through pricing to protect margin, while continuing to drive margin improvements through delivery on our strategy. In addition to delivering increased scale and density in North America and leadership in the global pest control market, the Terminix acquisition provides a significant opportunity to achieve additional structural cost savings across the combined organisation. We look forward to delivering further good progress in the second half of the year.”

12.2	Terminix

Six months ended 30 June 2022

On 5 August 2022, Terminix Holdings reported its half-year results for the six months ended 30 June 2022.

Total revenues were US$1.1 billion, a 5 per cent. increase compared to the same period in 2021. Net income decreased by US$60 million compared to the same period in 2021 to US$21 million.

Residential pest management revenue growth was seven per cent., reflecting Organic Revenue growth of five per cent. Organic Revenue growth was driven by higher mosquito and bedbug sales volume, improved trailing 12-month customer retention rates, and strong price realisation. Residential pest management revenue also increased one per cent. from acquisitions completed in the last 12 months.

Commercial pest management revenue growth was one per cent. The Organic Revenue decline of two per cent. was mainly driven by completion of the Required Divestments, which occurred on 1 June 2022. International pest revenue was negatively impacted by approximately US$4 million of foreign currency. Excluding the impact of foreign currency and the Required Divestments, commercial pest Organic Revenue growth would have been approximately one per cent. Commercial pest management revenue also increased four per cent. from acquisitions completed in the last 12 months.

Termite and Home Service Organic Revenue growth was six per cent. Termite completions were flat. Home services, which are managed as a component of Terminix Holdings’ termite line of business and include wildlife exclusion, crawl space encapsulation and attic insulation, growth was 20 per cent., primarily as a result of improved cross-selling to existing customers. Termite renewals increased two per cent., mainly due to improved price realisation.

Outlook for 2022

Terminix’s focus areas for 2022 are improving employee and customer retention, improving technician cross- selling capabilities to drive customer penetration and developing its digital marketing capabilities to drive increased lead generation.

13.	De-listing of Terminix Shares and listing of New Rentokil Initial Shares

13.1	De-listing of Terminix Shares

If the Transaction completes, there will no longer be any publicly held Terminix Shares. Accordingly, Terminix Shares will be delisted from the NYSE and will be deregistered under the Exchange Act as soon as practicable following Completion, and thereafter Terminix will no longer be required to file periodic reports with the SEC in respect of Terminix Shares.

13.2	Listing of New Rentokil Initial Shares

Under the terms of the Merger Agreement, it is a condition to Completion that (i) the New Rentokil Initial Shares be approved for admission to the premium listing segment of the Official List of the FCA and to trading on the main market for listed securities of the London Stock Exchange and (ii) the New Rentokil Initial ADSs to be issued as Merger Consideration be approved for listing on the NYSE, subject to official notice of issuance, each prior to Completion. It is a condition to both parties’ obligations to complete the Transaction that such approvals are obtained. Accordingly, application will be made to have the New Rentokil Initial Shares approved by the FCA for admission to the premium listing segment of the Official List of the FCA and by the London Stock Exchange for admission to trading on the main market for listed securities of the London Stock Exchange and for the New Rentokil Initial ADSs to be approved for listing on the NYSE.

The existing Rentokil Initial Shares are already admitted to listing on the premium listing segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities, under the ticker symbol “RTO”, and also for settlement via CREST. It is expected that all of the New Rentokil Initial Shares, when issued and fully paid, will be capable of being transferred by means of CREST. The New Rentokil Initial Shares will trade under ISIN GB00B082RF11 which is the same ISIN as the existing Rentokil Initial Shares.

The New Rentokil Initial Shares will be created under the Companies Act, will be issued in registered form and will be capable of being held in both certificated and uncertificated form. The rights attached to the New Rentokil Initial Shares will be the same as those attached to the existing Rentokil Initial Shares, which are described in paragraph 3 of Part XIII (Additional Information) of this document.

Upon Completion, the New Rentokil Initial ADSs will be listed on the NYSE under the ticker symbol “RTO”, together with the Existing Rentokil Initial ADSs. The Rentokil Initial ADSs will trade under ISIN US7601251041. The rights of holders of the Rentokil Initial ADSs will be governed by the terms of a depositary agreement between the Depositary, Rentokil Initial plc and the owners and beneficial owners of the Rentokil Initial ADSs.

14.	Dilution

Subject to Completion, up to approximately 645 million New Rentokil Initial Shares will be issued in connection with the Transaction. This will result in Rentokil Initial plc’s issued share capital increasing by approximately 35 per cent. (including shares owned by employee share trusts). Following Completion and assuming that 645,386,010 New Rentokil Initial Shares are issued in connection with the Transaction, Rentokil Initial Shareholders will be subject to an immediate dilution as a result of the issue, following which they will hold approximately 74 per cent. of the Combined Group’s issued share capital.

15.	Taxation

The Transaction does not involve existing Rentokil Initial Shareholders disposing of their Rentokil Initial Shares or acquiring additional Rentokil Initial Shares. As such, the Transaction is not expected to have any UK or US tax implications for existing Rentokil Initial Shareholders. The contents of this document are not to be construed as tax advice and each Rentokil Initial Shareholder should consult its own tax adviser for tax advice in relation to its holding of Rentokil Initial Shares.

16.	Rentokil Initial General Meeting

The Rentokil Initial General Meeting has been convened for 1.30 p.m. on 6 October 2022 at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate, London, EC2P 2SR, UK, for Rentokil Initial Shareholders to consider and, if thought fit, pass the Resolutions.

The Transaction Resolution, set out as Resolution 1 in the Notice of General Meeting in Part XVI (Notice of General Meeting) of this document, proposes that the Transaction be approved and that the Directors be authorised to take all steps as may be necessary, expedient or desirable to implement the Transaction.

The Allotment Resolution, set out as Resolution 2 in the Notice of General Meeting in Part XVI (Notice of General Meeting) of this document, is conditional on the Transaction Resolution being passed and proposes that the Directors be authorised to allot up to 670,000,000 Rentokil Initial Shares in connection with the Transaction.

The Borrowings Resolution, set out as Resolution 3 in the Notice of General Meeting in Part XVI (Notice of General Meeting) of this document, is conditional on Completion and proposes that the Company be authorised to incur borrowings, in excess of the limit in the Articles, of up to an aggregate total of £5 billion, which is considered by the Board to be an appropriate threshold for the Combined Group taking into account the current borrowings of Rentokil Initial plc and the anticipated borrowings in connection with the Transaction. Currently, under the Articles, Rentokil Initial plc is prohibited from borrowing more than £3 billion unless sanctioned in advance by an ordinary resolution of the Rentokil Initial Shareholders.

The Share Plan Resolution, set out as Resolution 4 in the Notice of General Meeting in Part XVI (Notice of General Meeting) of this document, is conditional on Completion and proposes that the Terminix Share Plan be adopted by the Company to enable (i) the assumption and conversion of certain Terminix Equity Awards into equivalent awards in respect of Rentokil Initial ADSs and (ii) to the extent necessary the provision of substantially comparable aggregate incentive opportunities to Terminix employees for 12 months following Completion, in each case pursuant to the Merger Agreement. Details of the Terminix Share Plan are set out in paragraph 16 of Part XIII (Additional Information) of this document.

The Transaction will not complete unless all four Resolutions are passed. A notice of the Rentokil Initial General Meeting is set out at the end of this document. The Board unanimously considers that the Resolutions are in the best interests of Rentokil Initial plc and Rentokil Initial Shareholders and recommends that Rentokil Initial Shareholders vote in favour of the Resolutions as the Directors intend to do in respect of their own legal and beneficial holdings of Rentokil Initial Shares.

17.	Action to be taken

Your attention is drawn to the part of this document entitled “Action to be taken” at pages 38-40, which explains the actions you should take in relation to the Rentokil Initial General Meeting.

18.	Further information

Your attention is drawn to the additional information set out in Part XIII (Additional Information) and the Notice of General Meeting in Part XVI (Notice of General Meeting) of this document. You should read the whole of this document and the accompanying Form of Proxy and not rely solely on the information summarised in this letter.

A copy of this document (and all information incorporated into this document by reference to another source) and the Form of Proxy are and will be available for inspection on Rentokil Initial plc’s website at https:// www.rentokil-initial.com/generalmeeting.

19.	Financial advice

The Board has received financial advice from Barclays and Goldman Sachs in relation to the Transaction. In providing their respective financial advice to the Board, each of Barclays and Goldman Sachs have relied upon the Board’s commercial assessment of the Transaction.

20.	Recommendation

The Board considers the Transaction is in the best interests of Rentokil Initial plc and the Rentokil Initial Shareholders taken as a whole. Accordingly, the Board unanimously recommends that Rentokil Initial Shareholders vote or procure votes in favour of the Resolutions at the Rentokil Initial General Meeting, as the Directors intend to do in respect of their own legal and beneficial holdings of 2,018,745 Rentokil Initial Shares representing, in aggregate, approximately 0.11 per cent. of Rentokil Initial plc’s issued share capital as at the Latest Practicable Date.

Yours faithfully

Richard Solomons

Chairman

PART VII

INFORMATION ON RENTOKIL INITIAL

1.	Overview

Rentokil Initial is a global leader in the provision of route-based services which protect people and enhance lives, everywhere. Incorporated as Rentokil Limited in 1926 in England and Wales and listed on the London Stock Exchange market in 1969, Rentokil Initial now has a global reach, with approximately 46,000 colleagues and operations in 88 countries around the world, in more than 90 of the world’s 100 leading cities. In 1996, Rentokil Limited acquired British Electric Traction and the ‘Initial’ brand to become Rentokil Initial.

Rentokil Initial’s purpose is to protect people from the dangers of pest-borne disease and the risks of poor hygiene and to enhance lives with services that protect the health and wellbeing of people and the reputation of its customers’ brands. For the year ended 31 December 2021, Rentokil Initial recorded revenue of £3.0 billion and operating profit of £346.5 million. For the six months ended 30 June 2022, Rentokil Initial recorded revenue of £1.6 billion and operating profit of £169.7 million.

Rentokil Initial operates three business segments: Pest Control, Hygiene & Wellbeing and Workwear (France). However, Rentokil Initial considers Pest Control and Hygiene & Wellbeing to be its core business segments. The Pest Control business is the world’s leading international commercial pest control service provider, offering high levels of risk management, reassurance and responsiveness to customers. The Hygiene & Wellbeing business offers a wide range of services to meet today’s rising expectations for hygiene, including core washroom services, specialist services in air care and clinical-waste management, and environment-enhancing services including scenting, plants and air monitoring. The Workwear (France) business specialises primarily in the supply and laundering of workwear, uniforms, cleanroom garments and personal protective wear in France.

Innovation is an integral part of Rentokil Initial’s business, with a focus on developing sustainable non-toxic solutions and digitalisation of products and services. Rentokil Initial is also committed to promoting business- wide environmental sustainability and is commited to net zero carbon impact by 2040.

2.	Key principal activities and strategy

Pest Control

Services and Products

Rentokil Initial’s Pest Control segment delivers essential services to residential customers and commercial organisations that protect and enhance public health. Rentokil Initial’s pest control technicians identify, control and eliminate pests. This involves services such as inspecting customer premises on a regular schedule, advising customers on preventative measures or suitable methods of treatment, undertaking a program of treatments using pest control equipment or chemicals to control and eliminate the target pests and reporting on all inspections undertaken, detailing the program of treatments and chemicals used on the premises to comply with health and safety requirements. For larger premises or infestations, a pest control surveyor or technical specialist may be called upon to provide an initial report and recommendations. Rentokil Initial technicians deliver services through the day and can be on call for out-of-hours emergencies. They are self-sufficient, and their productivity is improved through routing tools, density planning and smart scheduling.

Rentokil Initial has launched a significant number of product innovations, primarily including products for rodent control and flying and crawling insect control, with an increasing focus on non-toxic pest control solutions.

Customers

In 2021, commercial pest control services accounted for approximately 75 per cent. of Rentokil Initial’s total Pest Control revenue, with residential pest control representing approximately 25 per cent., with over 85 per cent. of the residential pest control revenue coming from the US and Australia. Rentokil Initial’s key commercial customer sectors include food and beverage processing, hospitality, facilities management, offices and administrative, and logistics and warehousing. On a per capita basis, both the US and Australia have much larger residential markets for pest control than in Europe, primarily because of the presence of termites and wooden housing. Industries are increasingly adopting a “zero tolerance” attitude towards pests to protect their customers and reputations, and as a result, Rentokil Initial continues to set new standards for service excellence through market-leading technical training, innovation and digital tools.

Hygiene & Wellbeing

Services and Products

Rentokil Initial’s Hygiene & Wellbeing segment offers a range of services both “inside” and “outside” the washroom. Rentokil Initial’s hygiene technicians provide a wide range of services to meet the enhanced expectations for hygiene, involving the following services: core washroom hygiene services by using its scale service expertise and innovations; premises hygiene services by leveraging its expertise outside the washroom such as specialist hygiene services in air care and clinical waste management; and enhanced environment services by improving the occupant experience with premium scenting, plants, air monitoring and green walls.

Rentokil Initial’s Hygiene & Wellbeing products for inside the washroom provide a range of innovative products for creating safer washrooms, including hand hygiene (soaps and driers), air care (purification and scenting), in-cubicle (feminine hygiene units), no-touch products and digital hygiene services. Outside the washroom, Rentokil Initial provides primarily hand hygiene products and air care products.

Customers

Rentokil Initial’s key Hygiene & Wellbeing customer segments are manufacturing, facilities management, offices and administrative, government buildings, bars and restaurants, hotels, retail and educational facilities. Rentokil Initial achieves high customer satisfaction levels and believes this is a key competitive advantage. It has account management processes in place for contacting customers at least annually to confirm service requirements are being met.

Workwear (France)

Services and Products

Rentokil Initial’s Workwear (France) segment specialises primarily in the supply and laundering of workwear, uniforms, cleanroom garments and personal protective wear in France. Rentokil Initial’s strategy in Workwear (France) is aimed at creating a business that has a clear market differentiation through the highest level of product and service quality by focusing on rigorous application of key performance indicators to measure quality of service, using radio-frequency and identity tags to improve service accountability, utilising highest standards in washing and repair quality (including quality of detergents), being responsive to customer needs, dedicating a separate team to focus on innovation of services and products and leveraging existing supply chain, research and development, processing, sales and marketing from the Pest Control and Hygiene & Wellbeing segments.

Customers

Rentokil Initial supports some of France’s largest hospitality and industrial organisations to ensure that their colleagues have the right workwear to support safe and effective working environments.

Breakdown of Revenue

The breakdown of revenue (by amount) from services in the six months ended 30 June 2022 and 30 June 2021, and years ended 31 December 2021, 31 December 2020 and 31 December 2019 was as follows:

	For the six months ended 30 June (£m)
Division	2022	2021
Pest Control	1,086.4	933.4
Hygiene & Wellbeing	392.5	437.8
Workwear (France)	89.8	79.7
Central and regional overheads	2.5	2.1
Disposed businesses	0.9	1.7
Total	1,572.1	1,454.7

	For the year ended 31 December (£m)
Division	2021	2020	2019
Pest Control	1,933.4	1,703.9	1,734.8
Hygiene	660.1	735.0	543.7
Protect & Enhance (including Workwear (France))	355.9	346.2	397.7
Central and regional overheads	4.5	4.3	—
Disposed businesses	2.7	13.9	38.2
Total	2,956.6	2,803.3	2,714.4

3.	Current trading and prospects

For a description of Rentokil Initial plc’s current trading and prospects, please see paragraph 12 of Part VI (Letter from the Chairman of Rentokil Initial) of this document.

4.	Market overview

The global pest control market size was approximately US$20 billion in 2019 and is projected to reach US$32 billion by 2027, exhibiting a CAGR of 6.31 per cent. during the forecast period. The global pest control market is highly fragmented. Pest control is a non-discretionary and essential service protecting public health, and demand for the service is driven by increasing populations, urbanisation, globalisation and changing demographics and rising hygiene standards in each of Rentokil Initial’s key regions (North America, Europe (including Latin America), UK & Sub-Saharan Africa, Asia & MENAT and Pacific). Stricter regulations and technology developments are important factors contributing to the growth of the global pest control market.

It is difficult to estimate the total market size for hygiene and wellbeing as the services and products in this market are fragmented. The global hygiene and wellbeing industry comprises hygiene service providers, consumables suppliers (such as the supply of paper and soap) and total facilities management operators who provide various services including hygiene. However, there are segments of the hygiene and wellbeing market that have more clearly outlined values, including: (i) the global smart washrooms market, which is estimated to be approximately US$6.9 billion by 2026 with an estimated compound annual growth rate of 15.7 per cent. from 2020 to 2026; (ii) the global air care market, which is estimated to reach over US$19 billion by 2026 and is expected to deliver a 12 per cent. compound annual growth rate from 2021 to 2026; and (iii) the global corporate wellness market, which was valued at US$52.8 billion in 2020 and is expected to grow at a 7.0 per cent. compound annual growth rate from 2021 to 2028 to a value of US$93.4 billion. Hygiene is an essential, non-discretionary service protecting public health and Rentokil Initial believes its medium-term opportunities are enhanced by rising demand for global hygiene driven by population growth, growth in air purification and hand sanitiser markets, rise of the millennial generation population that is highly focused on health and wellbeing, urbanisation, increasing legislation driving improved hygiene standards and a rising global middle class with increasing hygiene standards and growing health consciousness.

PART VIII

INFORMATION ON TERMINIX

Investors should read this Part VIII (Information on Terminix) in conjunction with the information contained elsewhere in this document including Part I (Risk Factors) of this document. Where stated, financial information in this Part VIII (Information on Terminix) has been extracted from Part XI (Historical Financial Information on Terminix) of this document.

1.	Overview

Terminix is a leading provider of residential and commercial pest control services, specialising in protection against termite damage, rodents, insects and other pests. Organised in Delaware in 2007, Terminix is the successor to various entities dating back to 1927 and is headquartered in Memphis, Tennessee and has operations in 24 countries and territories. Terminix makes over 50,000 home and business visits every day.

Terminix has scale and deep presence in the US and for the year ended 31 December 2021, 93 per cent. of Terminix’s revenue was generated by sales in the US and approximately 90 per cent. of the book value of its assets is located in the US. For the year ended 31 December  2021, Terminix recorded revenue of US$2.0 billion and net income of US$125 million. For the six months ended 30 June 2022, Terminix recorded revenue of US$1.1 billion and net income of US$21 million.

Terminix operates three service lines: Residential Pest Management, Commercial Pest Management and Termite and Home Services. Over 80 per cent. of Terminix’s revenue comes from customers who enter into contracts with the option to renew periodically (e.g. annually, monthly or quarterly). A significant percentage of its revenue is concentrated in the southern and western regions of the US, with California, Texas and Florida collectively accounting for approximately one-third of Terminix’s revenues in 2021.

2.	Key principal activities and strategy

Residential Pest Management

Services and Products

Terminix’s residential pest management service line delivers comprehensive pest control services to protect people’s homes. The majority of residential pest management services are started and completed within one day. This includes services such comprehensive interior and exterior inspection advising customers on preventative measures or suitable methods of treatment, and undertaking a program of treatments using pest control equipment or chemicals to control and eliminate the target pests. Terminix offers 24 hour customer support. Recurring plans provide a guarantee for additional treatment if pests return to the property.

Customers

Residential pest management services are provided on both a one-time and recurring basis.

Commercial Pest Management

Services and Products

Terminix’s commercial division offer industry solutions in the retail, restaurant, hospitality, property management, manufacturing and warehouse, healthcare facilities, food processing and government sectors. For many commercial facilities, pest management is essential to regular operations and regulatory compliance (e.g., food processing, hotels, restaurants and healthcare facilities). The majority of commercial pest management services are started and completed within one day.

Customers

Commercial pest management services are largely provided by Terminix on a recurring basis to both individual businesses and national accounts customers which have a presence across a country and often require a consolidated single pest solution. Each national accounts customer has a dedicated account manager who works with them to develop a bespoke pest control plan to protect their business.

Termite and Home Services

Services and Products

Terminix’s termite technicians eradicate termites through the use of baiting systems and non-baiting methods (such as fumigation or liquid treatments). Termite services using liquid and baiting systems are sold through renewable contracts. Terminix also offers other related services, including wildlife exclusion, crawl space encapsulation and attic insulation, which may be one-time or renewable services.

Customers

Typically, termite services require an initial inspection and the installation of a protective bait station or liquid barrier surrounding the home. Termite contracts can be either service contracts or protection plans. Protection plan contracts provide a guarantee for the repair of new damage resulting from termite infestation. After the initial term, typically one year, a customer has the option to renew the contract at a significantly reduced cost that extends the guarantee. Consequently, revenue generated from a renewal customer is less than revenue generated from a first-year termite customer.

3.	Breakdown of Revenue

The breakdown of Terminix’s revenue (by amount) from services in the six months ended 30 June 2022 and 30 June 2021, and the years ended 31 December 2021, 31 December 2020 and 31 December 2019 was as follows:

	For the six months ended 30 June (US$m)		For the year ended 31 December (US$m)
Division	2022	2021	2021	2020	2019
Residential Pest Management	382	358	738	706	683
Commercial Pest Management	273	270	549	522	441
Termite and Home Services	376	354	654	633	607
Sales of Products and Other	51	50	104	100	88
Total	1,081	1,032	2,045	1,961	1,819

4.	Current trading and prospects

For a description of Terminix’s current trading and prospects, please see paragraph 12 of Part VI (Letter from the Chairman of Rentokil Initial) of this document.

5.	Market overview

For a description of the pest control market, please see paragraph 4 of Part VII (Information on Rentokil Initial) of this document.

PART IX

SUMMARY OF THE KEY TRANSACTION TERMS

1.	The Merger Agreement

Pursuant to the terms of the Merger Agreement, on Completion, all Terminix Shares will be converted automatically into the right to receive approximately US$1.3 billion in cash and approximately 129 million New Rentokil Initial ADSs (each New Rentokil Initial ADS representing five Rentokil Initial Shares) in aggregate. Terminix Shareholders may elect to receive all cash or all stock consideration with respect to each Terminix Share (other than certain excluded Terminix Shares described in the Merger Agreement), subject to allocation and proration provisions in the event of oversubscription.

The Transaction will take place by way of a statutory merger under the laws of Delaware, pursuant to which Merger Sub I, a Delaware corporation and an indirect wholly owned subsidiary of Rentokil Initial plc, will merge with and into Terminix Holdings, with Terminix Holdings surviving the merger. Terminix Holdings will then merge with and into Merger Sub II, a Delaware limited liability company and an indirect wholly owned subsidiary of Rentokil Initial plc, with Merger Sub II surviving as an indirect wholly owned subsidiary of Rentokil Initial plc.

No fractional New Rentokil Initial ADSs will be issued to any Terminix Shareholder. Any Terminix Shareholder otherwise entitled to receive a fractional New Rentokil Initial ADSs will be entitled to receive a cash payment, without interest, in lieu of any such fractional share, in an amount (rounded down to the nearest cent) representing such holder’s proportionate interest in the net proceeds from the sale in the market by the Exchange Agent on behalf of all holders of fractional New Rentokil Initial ADSs that would otherwise be issued.

1.1	Conditions

Rentokil Initial shall not be obliged to complete the Transaction if any of the Conditions have not been met, or have not been waived, if applicable. These include:

(a)	Rentokil Initial Shareholder approval:

(i)	Rentokil Initial Shareholder approval of the Resolutions by a majority of Rentokil Initial Shareholders attending, whether in person or by proxy, and voting at the Rentokil Initial General Meeting;

(b)	Terminix Shareholder approval:

(i)	adoption of the Merger Agreement by the holders of a majority of the outstanding Terminix Shares entitled to vote at the Terminix Special Meeting;

(c)	admission of New Rentokil Initial Shares to listing on the London Stock Exchange’s main market for listed securities and New Rentokil Initial ADSs on the NYSE:

(i)	approval of the FCA and the London Stock Exchange for admission of the New Rentokil Initial Shares to the premium listing segment of the Official List of the FCA and to trading on the main market for listed securities of the London Stock Exchange, respectively, subject only to the issue of such New Rentokil Initial Shares upon Completion; and

(ii)	approval for listing on the NYSE of the New Rentokil Initial ADSs issuable to Terminix Shareholders as the share portion of the Merger Consideration (subject to official notice of issuance); and

(d)	registration statements declared effective by the SEC:

(i)	declaration by the SEC of the effectiveness of the registration statements filed on Form F-4 and Form F-6 relating to the New Rentokil Initial Shares and New Rentokil Initial ADSs, respectively, to be issued as the share portion of the Merger Consideration (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order pending. before the SEC); and

(e)	other conditions:

(i)	the approval of this document by the FCA and the mailing of this document, in accordance with applicable rules and regulations;

(ii)	absence of any injunction or other judgment or law entered, enacted, promulgated, enforced or issued by any court or other governmental entity that prevents, makes illegal or prohibits Completion;

(iii)	accuracy of the representations and warranties made in the Merger Agreement by Terminix Holdings, subject to certain exceptions and materiality standards provided in the Merger Agreement;

(iv)	performance, in all material respects of the obligations required under the Merger Agreement to be performed by Terminix Holdings at or prior to Completion; and

(v)	receipt of a certificate from an executive officer of Terminix Holdings, confirming the satisfaction by such party of the conditions described in the preceding two bullets.

The Transaction was also conditional on the expiration or termination of the applicable waiting period (or extension thereof) under the HSR Act, which expired on 14 March 2022. As such, the regulatory condition to the Transaction has been satisfied. The Transaction was also conditional on completion of the Required Divestments, which occurred on 1 June 2022.

1.2	Representations, warranties and covenants

Each of Rentokil Initial plc and Terminix Holdings has agreed not to solicit proposals, engage in discussions, provide non-public information or enter into any agreement or commitment, in each case, relating to certain alternative transactions. However, each party may, subject to the terms and conditions set forth in the Merger Agreement, (i) provide information to a third party that makes an unsolicited, written acquisition proposal and (ii) engage in discussions and negotiations with a third party that makes an unsolicited, written acquisition proposal, in each case, if such party’s board of directors determines in good faith (after consultation with outside legal counsel and its financial advisor) that such proposal is, or could reasonably be expected to lead to a superior proposal to the Transaction (as defined in the Merger Agreement). Under certain circumstances and upon compliance with certain notice and other specified conditions set forth in the Merger Agreement, each party’s board of directors may change its recommendation, and Terminix Holdings may terminate the Merger Agreement to accept a superior proposal.

The Merger Agreement contains customary representations and warranties made by each of Rentokil Initial plc, Bidco, the Merger Subs and Terminix Holdings. These include, among other matters, representations and warranties in respect of: corporate existence, good standing and qualification to conduct business; due authorisation, execution and validity of the Merger Agreement; financial statements; conduct of business in the ordinary course of business consistent with past practices and absence of changes that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the respective party, in each case since 30 June 2021; absence of undisclosed material liabilities; compliance with laws; litigation; tax matters (in the case of Terminix Holdings only); employees, employee benefit plans and labour matters (in the case of Terminix Holdings only); intellectual property matters (in the case of Terminix Holdings only); environmental matters (in the case of Terminix only); material contracts (in the case of Terminix Holdings only); properties (in the case of Terminix only); and insurance matters (in the case of Terminix Holdings only). Certain of the representations and warranties made by each party are qualified by disclosures that such party delivered to the other party concurrently with the execution of the Merger Agreement. Certain of the representations and warranties will also be required to be made at Completion.

The Merger Agreement also contains customary covenants made by each of Rentokil Initial plc, Bidco, the Merger Subs and Terminix Holdings. The Merger Agreement requires Rentokil Initial plc to call and hold a shareholders’ meeting and, subject to the ability of the Board to change their recommendation under certain specified circumstances, including as described above, requires Rentokil Initial plc’s board of directors to recommend that Rentokil Initial Shareholders approve the Resolutions. The Merger Agreement also requires Terminix Holdings to call and hold a special shareholders’ meeting (subject to Terminix Holdings’ ability to terminate the Merger Agreement to enter into a superior proposal as described above) and, subject to the ability of Terminix Holdings’ board of directors to change their recommendation under certain specified circumstances, including as described above, requires Terminix Holdings’ board of directors to recommend that Terminix Shareholders approve the Merger Agreement.

In addition, pursuant to the Merger Agreement, Rentokil Initial plc will take all necessary actions to cause one individual serving on Terminix Holdings’ board of directors to be appointed to the Board upon Completion. Such director will be mutually agreed by Rentokil Initial plc and Terminix Holdings prior to Completion.

1.3	Termination

The Merger Agreement contains certain customary termination rights for each of Rentokil Initial plc and Terminix Holdings, including the right of each party to terminate the Merger Agreement if the Transaction has not been completed on or before the Long Stop Date, subject to an extension by either party to the Extended Long Stop Date if, on the Long Stop Date, antitrust-related Conditions are not satisfied but all other Conditions have been satisfied or waived (other than Conditions that can only be satisfied immediately prior to Completion). The extension can be requested by either Rentokil Initial plc or Terminix Holdings, save that such extension (as well as the related right of termination upon expiration of the Long Stop Date) cannot be requested by a party whose material breach of the Merger Agreement is the proximate cause of the failure to close the transaction by the Long Stop Date.

Pursuant to the Merger Agreement, Rentokil Initial plc will be entitled to receive, by way of compensation, a termination payment of US$50 million from Terminix Holdings, subject to certain specified conditions, in the event that Rentokil Initial plc or Terminix Holdings terminates the Merger Agreement because the required approval of the Terminix Shareholders is not obtained. The termination payment is subject to:

(a)	the Rentokil Initial Shareholders approving the Transaction at the Rentokil Initial General Meeting; or

(b)	(A) the Rentokil Initial Shareholders not approving the Transaction at the Rentokil Initial General Meeting, (B) Rentokil Initial plc having reasonably cooperated and used its commercially reasonable efforts to cause the Rentokil Initial General Meeting to occur on the same day as the Terminix Special Meeting and (C) more than 24 hours having passed since the required approval of the Terminix Shareholders not being obtained.

Pursuant to the Merger Agreement, if the Merger Agreement is terminated, Rentokil Initial plc will be entitled to receive, by way of compensation, a termination payment of US$200 million, subject to certain specified conditions, from Terminix Holdings in the event that:

(a)	prior to the approval of the Transaction by the Terminix Shareholders, Rentokil Initial plc terminates the Merger Agreement following an adverse recommendation change by Terminix Holdings, or the commencement of a takeover offer of Terminix Holdings which Terminix Holdings does not publicly reject with 10 business days;

(b)	prior to the adoption of the Merger Agreement by the Terminix Shareholders, Terminix Holdings terminates the Merger Agreement in order to accept a superior proposal; or

(c)	(i) Rentokil Initial plc or Terminix Holdings terminates the Merger Agreement because (A) the Long Stop Date (as may be extended) occurs and the required approval by Terminix Shareholders has not been obtained or (B) the required approval of the Terminix Shareholders is not obtained at the Terminix Special Meeting, or Rentokil terminates the Merger Agreement because of a breach by Terminix Holdings of certain warranties or obligations in the Merger Agreement, (ii) prior to such termination, a proposal for the acquisition of 50 per cent. or more of the Terminix Shares or the assets of Terminix Holdings is publicly announced or made known and not withdrawn and (iii) within 12 months after the date on which the Merger Agreement was terminated Terminix Holdings enters into a definitive agreement relating to any proposal for the acquisition of 50 per cent. or more of the Terminix Shares or the assets of Terminix Holdings that is subsequently completed or such a proposal is completed.

Pursuant to the Merger Agreement, Terminix Holdings will be entitled to receive, by way of compensation, a termination payment of US$50 million from Rentokil Initial plc, subject to certain specified conditions, in the event that Rentokil Initial plc or Terminix Holdings terminates the Merger Agreement because the required approval of the Rentokil Initial Shareholders is not obtained. This termination payment is subject to:

(a)	the Terminix Shareholders adopting the Merger Agreement at the Terminix Special Meeting; or

(b)	(A) the Terminix Shareholders not adopting the Merger Agreement at the Terminix Special Meeting, (B) Terminix having reasonably cooperated and used its commercially reasonable efforts to cause the Terminix Special Meeting to occur on the same day as the Rentokil Initial General Meeting and (C) more than 24 hours having passed since the required approval of the Rentokil Initial Shareholders not being obtained.

Pursuant to the Merger Agreement, if the Merger Agreement is terminated, Terminix Holdings will be entitled to receive, by way of compensation, a termination payment of US$150 million, subject to certain specified conditions, from Rentokil Initial plc in the event that:

(a)	prior to the approval of the Transaction by the Rentokil Initial Shareholders, Terminix Holdings terminates the Merger Agreement following an adverse recommendation change by Rentokil Initial plc, or the commencement of a takeover offer of Rentokil Initial plc which Rentokil Initial plc does not publicly reject with 10 business days;

(b)	(i) Rentokil Initial plc or Terminix Holdings terminates the Merger Agreement because (A) the Long Stop Date (as may be extended) occurs and the required approval by Rentokil Initial Shareholders has not been obtained or (B) the required approval of the Rentokil Initial Shareholders is not obtained at the Rentokil Initial General Meeting, or Terminix Holdings terminates the Merger Agreement because of a breach by Rentokil Initial plc of certain warranties or obligations in the Merger Agreement, (ii) prior to such termination, a proposal for the acquisition of 50 per cent. or more of the Rentokil Initial Shares or the assets of Rentokil Initial plc is publicly announced or made known and not withdrawn prior to the meeting and (iii) within 12 months after the date on which the Merger Agreement was terminated Rentokil Initial plc enters into a definitive agreement relating to any proposal for the acquisition of 50 per cent. or more of the Rentokil Initial Shares or the assets of Rentokil Initial plc that is subsequently completed or such a proposal is completed; or

(c)	Rentokil Initial plc or Terminix Holdings terminates the Merger Agreement because (i) the Completion does not occur by the Long Stop Date (as may be extended) due to an injunction or order related to antitrust laws, while other Conditions have been satisfied or waived, or (ii) a permanent final injunction or order related to antitrust laws prohibits the Completion.

1.4	Treatment of Terminix Equity Awards

Terminix Stock Options

At Completion, each outstanding option to purchase Terminix Shares (each, a “Terminix Stock Option”) that is then vested and exercisable will be cancelled in consideration for the right to receive, within ten business days following Completion, an amount in cash equal to the product of (x) the excess of (1) the Vested Award Consideration, over (2) the exercise price per share of Terminix Shares subject to such Terminix Stock Option and (y) the number of shares of Terminix Shares subject to such Terminix Stock Option immediately prior to Completion, without interest and less applicable withholding taxes. Each other outstanding Terminix Stock Option will be assumed by Rentokil Initial plc and will be converted into an equivalent Rentokil Initial plc stock option, with (i) the number of Rentokil Initial ADSs underlying each converted award determined by multiplying the Equity Award Exchange Ratio by the number of shares of Terminix Shares subject to such Terminix Stock Option, rounded down to the nearest whole number, and (ii) the exercise price determined by dividing the exercise price applicable to such Terminix Stock Option by the Equity Award Exchange Ratio, rounded up to the nearest whole cent. Each assumed stock option will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix Stock Option immediately prior to Completion, including any terms and conditions relating to accelerated vesting on a qualifying termination of the holder’s employment in connection with or following the merger.

Terminix Restricted Stock Unit Awards

At Completion, each outstanding restricted stock unit award with respect to Terminix Shares that vests solely based on the passage of time (each, a “Terminix RSU Award”) that is vested will be cancelled in consideration for the right to receive, within ten business days following Completion in respect of each share of Terminix Shares subject to such Terminix RSU Award immediately prior to Completion, the Vested Award Consideration, without interest and less applicable withholding taxes. Each other Terminix RSU Award will be assumed by Rentokil Initial plc and will be converted into an equivalent Rentokil Initial plc restricted stock unit award, with the number of Rentokil Initial ADSs underlying each converted award determined by multiplying the Equity Award Exchange Ratio by the number of shares of Terminix Shares subject to such Terminix RSU Award. Each restricted stock unit award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix RSU Award immediately prior to Completion, including any terms and conditions relating to accelerated vesting on a qualifying termination of the holder’s employment in connection with or following the merger.

Terminix Performance Stock Unit Awards

At Completion, each outstanding performance stock unit award with respect to Terminix Shares that vests based on the achievement of a combination of time- and performance-based vesting conditions (each, a “Terminix PSU Award”) granted prior to the date of the Merger Agreement will be assumed by Rentokil Initial plc and converted into an equivalent Rentokil Initial plc restricted unit award, with the number of Rentokil Initial ADSs underlying each converted award determined by multiplying the Equity Award Exchange Ratio by the number of shares of Terminix Shares subject to such Terminix PSU Award (determined by deeming the applicable performance goals to be achieved at the greater of (i) the target level and (ii) the actual level of achievement through the latest practicable date prior to Completion as determined by the Terminix Holdings board of directors). Each performance stock unit award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix PSU Award immediately prior to Completion, other than any performance-based vested conditions, including any terms and conditions relating to accelerated vesting on a qualifying termination of the holder’s employment in connection with or following the merger.

Each Terminix PSU Award granted after the date of the Merger Agreement (under circumstances permitted by the Merger Agreement) will be assumed by Rentokil Initial plc and converted into an equivalent Rentokil Initial plc performance restricted unit award, with the number of Rentokil Initial ADSs underlying each converted award determined by multiplying the Equity Award Exchange Ratio by the number of shares of Terminix Shares subject to such Terminix PSU Award (determined by deeming the applicable performance goals to the achieved at the target level). Each restricted stock unit award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix PSU Award immediately prior to Completion, including any terms and conditions relating to accelerated vesting on a qualifying termination of the holder’s employment in connection with or following the merger, except that the applicable performance metrics will be adjusted in good faith by Rentokil Initial and Terminix to provide for performance metrics that are based on the Combined Group.

Terminix Director Deferred Share Equivalents

At Completion, each outstanding director deferred share equivalent award with respect to Terminix Shares (each, a “Terminix DSE Award”) will be cancelled in consideration for the right to receive, within ten business days following Completion in respect of each share of Terminix Shares subject to such Terminix DSE Awards, the Vested Award Consideration, without interest and less applicable withholding taxes.

2.	The Transaction Facilities

To support the financing of the Merger Consideration, on 13 December 2021 Rentokil Initial plc entered into a mandate letter pursuant to which Barclays Bank PLC committed to provide a bridge financing facility for up to US$2.7 billion. That mandate letter was replaced with the Bridge Facility.

On 25 February 2022, Rentokil Initial plc entered into a committed bridge financing facility for up to US$2.7 billion with a syndicate of banks. The Bridge Facility comprised a US$2 billion term loan referred to as Facility A and a US$700 million term loan referred to as Facility B. Facility A was refinanced and cancelled in full on 30 June 2022, following the issuance of the New Senior Notes. Facility B is available to be utilised by Rentokil Initial plc from the date of approval of the Transaction by Rentokil Initial Shareholders, subject to satisfaction of a limited number of customary conditions precedent. Facility B, in addition to the proceeds from the issuance of the New Senior Notes, is intended to contribute to the financing of the cash portion of the Merger Consideration, the refinancing of existing Terminix Holdings debt and associated acquisition costs.

The termination date for Facility B is the third anniversary of the first utilisation date under the Bridge Facility.

Facility B contains: (i)  certain mandatory prepayment and cancellation provisions in relation to borrower illegality and change of control of Rentokil Initial plc; and (ii) provisions allowing Rentokil Initial plc to replace or cancel the commitments of a lender to whom additional amounts are required to be paid in respect of the increased costs, tax gross-up or tax indemnity clauses. Facility B does not contain any financial maintenance covenants.

Facility B has an interest rate linked to SOFR. The initial margin is 0.60 per cent per annum but is subject to a margin ratchet ranging from 0.50 per cent. to 1.00 per cent.

There is a commitment fee on unutilised, uncancelled amounts of Facility B. There is no commitment fee from and including the date of the Bridge Facility to and including the date falling three months after the date of the Bridge Facility, then the commitment fee rises to 20.00 per cent. per annum of the applicable margin from and including the day falling immediately after the date falling three months after the date of the Bridge Facility to and including 30 June 2022 and then the commitment fee rises to 30.00 per cent. per annum of the applicable margin from and including 1 July 2022 to and including the last day of the Availability Period.

Facility B contains customary representations and undertakings, including (with certain agreed carve-outs) a negative pledge and acquisition-related undertakings.

Facility B also contains customary events of default, including non-payment, misrepresentation, cross default and insolvency, the occurrence of any of which would allow the lenders to cancel the commitments and declare any loans immediately due and payable. The events of default are subject to certain agreed carve-outs.

As at the Latest Practicable Date, Facility B is undrawn.

On 27 June 2022, Rentokil Initial plc and RI BV issued the New Senior Notes under Rentokil Initial’s EMTN Programme raising proceeds of £400 million and €1.45 billion. The New Senior Notes include an optional acquisition redemption option. If the Transaction is not completed on or before 13 March 2023 or Rentokil Initial plc publicly announces on or before 13 March 2023 that it no longer intends to pursue the Transaction, the relevant series of EMTN Notes may be redeemed (in whole but not in part) by the relevant issuer upon expiry of the requisite period of notice at the acquisition event early redemption amount specified in the relevant pricing supplement, together with accrued interest. The proceeds of the New Senior Notes have been converted to US$2.0 billion using hedging instruments.

PART X

CAPITALISATION AND INDEBTEDNESS OF RENTOKIL INITIAL

Indebtedness

The following table sets out the indebtedness of Rentokil Initial plc as at 30 June 2022. The indebtedness information has been extracted without material adjustment from Rentokil Initial plc’s unaudited consolidated interim financial statements for the six months ended 30 June 2022 which are incorporated by reference into, and form part of, this document.

As at
30 June 2022
(£ million)
Total current debt
Guaranteed	—
Secured	—

Unguaranteed/Unsecured	(102.4)

(102.4)

Total non-current debt (excluding current portion of long-term debt)
Guaranteed	—
Secured	—
Unguaranteed/Unsecured	(3,134.7)

(3,134.7)
Total indebtedness	(3,237.1)

This statement of indebtedness has been prepared under IFRS using policies which are consistent with those used in the preparing Rentokil Initial plc’s financial statements for the year ended 31 December 2021.

Capitalisation

The following table sets out the capitalisation of Rentokil Initial plc as at 30 June 2022. The information has been extracted without material adjustment from Rentokil Initial plc’s unaudited consolidated interim financial statements for the six months ended 30 June 2022 which are incorporated by reference into, and form part of, this document.

As at
Shareholders’ equity	30 June 2022
(£ million)
Share capital	18.6
Share premium	6.8
Other reserves	(1,781.7)
Total capitalisation	(1,756.3)

There has been no material change in the capitalisation of Rentokil Initial plc since 30 June 2022.

Net Indebtedness

The following table sets out the net indebtedness of Rentokil Initial plc as at 30 June 2022. The information has been extracted without material adjustment om Rentokil Initial plc’s unaudited consolidated interim financial statements for the six months ended 30 June 2022 which are incorporated by reference into, and form part of, this document.

Cash and indebtedness
Cash (1)	959.7
Cash equivalents	1,411.4
Other current financial assets	3.7
Total liquidity	2,374.8
Current bank debt	(602.5)
Current portion of noncurrent debt	—
Other current financial debt	(83.2)
Current financial debt	(685.7)
Net current financial indebtedness	1,689.1
Non-current bank loans	(2.4)
Bonds issued	(2,915.8)
Other non-current loans	(216.5)
Non-current financial indebtedness	(3,134.7)
Net financial indebtedness	(1,445.6)

This statement of net indebtedness has been prepared under IFRS using policies which are consistent with those used in the preparing Rentokil Initial plc’s financial statements for the year ended 31 December 2021.

(1)  As at 30 June 2022 Rentokil Initial plc had restricted cash of £8.6 million. Rentokil Initial plc had no indirect or contingent indebtedness as at 30 June 2022.

PART XI

HISTORICAL FINANCIAL INFORMATION ON TERMINIX

SECTION A—CONSOLIDATED HISTORICAL FINANCIAL INFORMATION RELATING TO TERMINIX

This Section A of Part XI (Historical Financial Information on Terminix) of this document contains consolidated historical financial information extracted without material adjustment from Terminix Holdings’ Quarterly Report on Form 10-Q for the six month period ended 30 June 2022 and the audited consolidated historical financial statements of Terminix for the three financial years ended 31 December 2021, 31 December 2020 and 31 December 2019, which has been prepared in accordance with US GAAP.

Unaudited consolidated financial statements for the six months ended 30 June 2022

Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited) (In millions, except per share data)

	Six Months
	Ended 30 June
US$	2022	2021
Revenue	1,081	1,032
Cost of services rendered and products sold	636	588
Selling and administrative expenses	287	280
Amortization expense	20	19
Acquisition-related costs	—	(1)
Mobile Bay Formosan termite settlement	—	4
Restructuring and other charges	33	9
Loss on sale of international subsidiaries	41	—
Interest expense	23	23
Interest and net investment income	2	(1)
Income before Income Taxes	39	110
Provision for income taxes	21	31
Equity in earnings of joint ventures	3	2
Net Income	21	81
Other Comprehensive Income, Net of Income Taxes:
Net unrealized gains on derivative instruments	30	11
Foreign currency translation gain	—	5
Other Comprehensive Income, Net of Income Taxes	29	17
Total Comprehensive Income	50	97

Weighted-average common shares outstanding—Basic	121.5	129.3
Weighted-average common shares outstanding—Diluted	121.7	129.8
Basic Earnings Per Share:
Net Income	0.17	0.62
Diluted Earnings Per Share:
Net Income	0.17	0.62

See accompanying Notes to the unaudited Condensed Consolidated Financial Statements.

Condensed Consolidated Statements of Financial Position (In millions, except share data)

	(Unaudited)
	As of 30 June,
US$	2022	2021
Assets:
Current Assets:
Cash and cash equivalents	277	313
Receivables, less allowances of US$30 and US$32, respectively	213	208
Inventories	45	42
Prepaid expenses and other assets	163	167
Total Current Assets	698	730
Other Assets:
Property and equipment, net	183	177
Operating lease right-of-use assets	72	80
Goodwill	2,107	2,168
Intangible assets, primarily trade names, service marks and trademarks, net	1,051	1,104
Restricted cash	89	89
Notes receivable	38	32
Long-term marketable securities	12	15
Deferred customer acquisition costs	102	96
Other assets	134	76
Total Assets	4,486	4,567
Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts payable	122	113
Accrued liabilities:
Payroll and related expenses	73	90
Self-insured claims and related expenses	73	70
Accrued interest payable	7	7
Other	107	100
Deferred revenue	99	110
Current portion of lease liability	17	17
Current portion of long-term debt	47	44
Total Current Liabilities	544	552
Long-Term Debt	846	834
Other Long-Term Liabilities:
Deferred taxes	396	363
Other long-term obligations, primarily self-insured claims	173	215
Long-term lease liability	91	95
Total Other Long-Term Liabilities	660	673
Stockholders’ Equity:
Common stock US$0.01 par value (authorized 2,000,000,000 shares with 149,359,858 shares issued and 121,523,419 outstanding at June 30, 2022 and 148,400,384 shares issued and 125,271,848 shares outstanding at June 30, 2021)	2	2
Additional paid-in capital	2,403	2,379
Retained earnings	988	922
Accumulated other comprehensive income (loss)	8	(22)
Less common stock held in treasury, at cost (27,836,439 shares at June 30, 2022 and 23,566,220 shares at June 30, 2021)	(964)	(773)
Total Stockholders’ Equity	2,436	2,508
Total Liabilities and Stockholders’ Equity	4,486	4,567

See accompanying Notes to the unaudited Condensed Consolidated Financial Statements.

Condensed Consolidated Statements of Stockholders’ Equity (Unaudited) (In millions)

					Accumulated
				Retained	Other
			Additional	Earnings	Comprehensive
		Common	Paid-in	(Accumulated	Income (Loss)	Treasury		Total
	Shares	Stock	Capital	Deficit)	Income	Shares	Amount	Equity
Balance December 31, 2020	148	2	2,359	841	(39)	(16)	(423)	2,741
Net income	—	—	—	27	—	—	—	27
Other comprehensive income, net of tax	—	—	—	—	22	—	—	22
Total comprehensive income	—	—	—	27	22	—	—	49
Issuance of common stock	—	—	1	—	—	—	—	1
Exercise of stock options	—	—	4	—	—	—	—	4
Stock-based employee compensation	—	—	6	—	—	—	—	6
Repurchase of common stock	—	—	—	—	—	(4)	(169)	(169)
Balance March 31, 2021	149	2	2,370	868	(17)	(20)	(592)	2,631
Net income	—	—	—	54	—	—	—	54
Other comprehensive income, net of tax	—	—	—	—	(5)	—	—	(5)
Total comprehensive income	—	—	—	54	(5)	—	—	48
Issuance of common stock	—	—	1	—	—	—	—	1
Exercise of stock options	—	—	3	—	—	—	—	3
Stock-based employee compensation	—	—	5	—	—	—	—	5
Repurchase of common stock	—	—	—	—	—	(4)	(181)	(181)
Balance June 30, 2021	149	2	2,379	922	(22)	(24)	(773)	2,508
Balance December 31, 2021	149	2	2,391	967	(22)	(28)	(964)	2,375
Net income	—	—	—	19	—	—	—	19
Other comprehensive loss, net of tax	—	—	—	—	28	—	—	28
Total comprehensive income	—	—	—	19	28	—	—	47
Exercise of stock options	—	—	1	—	—	—	—	1
Stock-based employee compensation	—	—	6	—	—	—	—	6
Balance March 31, 2022	149	2	2,398	986	6	(28)	(964)	2,428
Net income	—	—	—	2	—	—	—	2
Other comprehensive loss, net of tax	—	—	—	—	1	—	—	1
Total comprehensive income	—	—	—	2	1	—	—	3
Stock-based employee compensation	—	—	5	—	—	—	—	5
Balance June 30, 2022	149	2	2,403	988	8	(28)	(964)	2,436

See accompanying Notes to the unaudited Condensed Consolidated Financial Statements.

Condensed Consolidated Statements of Cash Flows (Unaudited) (In millions)

	Six Months Ended June 30,
US$	2022	2021
Cash and Cash Equivalents and Restricted Cash at Beginning of Period	205	704
Cash Flows from Operating Activities:
Net Income	21	81
Equity in earnings of joint venture	(3)	(2)
Depreciation expense	34	35
Amortization expense	20	19
Amortization of debt issuance costs	1	1
Amortization of lease right-of-use assets	8	8
Payments on fumigation related matters	(3)	—
Mobile Bay Formosan termite settlement	—	4
Loss on sale of international subsidiaries	41	—
Deferred income tax provision	5	13
Stock-based compensation expense	11	11
Restructuring and other charges	33	9
Payments for restructuring and other charges	(15)	(5)
Acquisition-related costs	—	(1)
Payments for acquisition-related costs	(1)	(1)
Other	(17)	(12)
Change in working capital, net of acquisitions:
Receivables	(13)	(7)
Inventories and other current assets	(22)	(25)
Accounts payable	38	23
Deferred revenue	5	8
Accrued liabilities	3	(12)
Accrued interest payable	1	—
Current income taxes	11	2
Net Cash Provided from Operating Activities	159	151
Cash Flows from Investing Activities:
Property additions	(12)	(12)
Proceeds from sale of international subsidiaries, net of cash sold	73	—
Sale of equipment and other assets	1	1
Business acquisitions, net of cash acquired	(3)	(45)
Origination of notes receivable	(45)	(34)
Collections on notes receivable	37	33
Other investing (note 12)	(31)	—
Net Cash Used for Investing Activities	20	(56)
Cash Flows from Financing Activities:
Borrowings of debt	80	—
Payments of debt	(107)	(67)
Repurchase of common stock	—	(350)
Issuance of common stock and exercise of stock options	1	8
Net Cash Provided from (Used for) Financing Activities	(26)	(409)
Cash Flows from Discontinued Operations:
Cash provided from operating activities	13	12
Net Cash Provided from Discontinued Operations	13	12
Effect of Exchange Rate Changes on Cash	(4)	—
Cash (Decrease) Increase During the Period	161	(302)
Cash and Cash Equivalents and Restricted Cash at End of Period	366	402

Notes To Consolidated Financial Statements

Note 1. Basis of Presentation

Terminix Global Holdings, Inc. and its majority-owned subsidiary partnerships, limited liability companies and corporations (collectively, “Terminix,” the “Company,” “we,” “us” and “our”) is a leading provider of essential services to residential and commercial customers in the termite and pest management markets. Our portfolio of well-recognized brands includes Terminix, Copesan, Assured Environments, Gregory Pest Solutions, McCloud Services and Nomor. All consolidated Company subsidiaries are wholly-owned. Intercompany transactions and balances have been eliminated. Our operations are organized into one reportable segment, our pest management and termite business.

The unaudited Condensed Consolidated Financial Statements have been prepared by us in accordance with generally accepted accounting principles in the United States (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). We recommend that the quarterly unaudited Condensed Consolidated Financial Statements be read in conjunction with the audited consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC (the “2021 Form 10-K”). The unaudited Condensed Consolidated Financial Statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for any interim period are not necessarily indicative of the results that might be achieved for any other interim period or for the full year due to the seasonality of our business, the impact of the COVID-19 pandemic (“COVID-19”) and the possibility of changes in general economic conditions.

COVID-19

On March 11, 2020, the World Health Organization designated COVID-19 as a global pandemic. Early in the pandemic we experienced increased demand in our residential pest management and termite and home services service lines as customers spent more time at home. We also experienced disruptions in our business, primarily in the commercial pest management service line, driven by temporary business closures and service postponements, and in our product sales and other service line. We continue to focus on initiatives to ensure the safety and productivity of our teammates, including personal protective equipment and safety policies and measures for field teammates, and technology to facilitate remote working, with most back-office and all call center teammates working remotely and field support teammates working remotely where possible.

Proposed Acquisition by Rentokil

On December 13, 2021, we entered into an Agreement and Plan of Merger (as subsequently amended, the “Merger Agreement”) with Rentokil Initial plc, a public limited company incorporated under the laws of England and Wales (“Rentokil”), Rentokil Initial US Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Rentokil (“Bidco”), Leto Holdings I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Bidco (“Merger Sub I”), and Leto Holdings II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Bidco (“Merger Sub II”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth therein, (1) Merger Sub I will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Bidco, and (2) immediately following the effective time of the First Merger (the “Effective Time”), the Company, as the surviving corporation in the First Merger, will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned direct subsidiary of Bidco and an indirect wholly owned subsidiary of Rentokil.

Under the Merger Agreement, at the Effective Time, each share of our common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive either:

•	a number of American depositary shares (“ADSs”) of Rentokil (each representing a beneficial interest in five ordinary shares of Rentokil) equal to (A) 1.0619 (the “Exchange Ratio”) plus (B) the quotient of $11.00 (the “Per Share Cash Amount”) and the volume weighted average price (measured in U.S. dollars) of Rentokil ADSs (measured using the volume weighted average price of Rentokil ordinary shares as a proxy) for the trading day that is two trading days prior to the Effective Time (or such other date as may be mutually agreed to by Rentokil and the Company) (such price, the “Rentokil ADS Price,” and such number of Rentokil American depositary shares, the “Stock Consideration”); or

•	an amount in cash, without interest, and in USD equal to the sum of (A) the Per Share Cash Amount plus (B) the product of the Exchange Ratio and the Rentokil ADS Price (the “Cash Consideration,” and together with the “Stock Consideration,” the “Merger Consideration”), in each case at the election of the holder of such share of our common stock, subject to certain allocation and proration provisions of the Merger Agreement. Immediately following such conversion, our shares of common stock will be automatically cancelled and cease to exist. The aggregate Cash Consideration and the aggregate Stock Consideration that will be issued in the Mergers will not vary as a result of individual election preferences.

The respective obligations of the Company and Rentokil to consummate the Mergers are subject to the satisfaction or waiver of a number of conditions. As announced on March 15, 2022, the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired, thereby completing the necessary antitrust process in the U.S. As announced on June 1, 2022, the Company completed the divestment of its pest management businesses in the UK and Norway. Completion of the divestment and the completion of the antitrust review process in the U.S. satisfy two of the closing conditions. A number of other conditions remain to be satisfied, including obtaining approval by the Company’s and Rentokil’s shareholders, and the registration of the Rentokil ADSs with the U.S. Securities and Exchange Commission and their listing on the New York Stock Exchange. The preliminary registration statement on Form F-4 with respect to the ordinary shares of Rentokil underlying the Rentokil ADSs to be issued to Terminix shareholders in connection with the Mergers was filed by Rentokil on June 7, 2022, and the first amendment thereto was filed by Rentokil on July 22, 2022. Accordingly, the parties continue to be on track to complete the transaction in the second half of 2022, with a target completion date at or around the end of the third quarter.

In conjunction with the proposed Mergers, the parties have agreed that the Company may provide up to $20 million of cash retention awards (the “Retention Pool”) to Terminix teammates. The retention awards are designed to retain and incentivize the Terminix team as it executes the 2022 operating plan, achieves the consummation of the merger and assists with the integration of the combined company after closing of the transaction. Half of the Retention Pool has been allocated specifically to customer-facing, field operations teammates, and the remainder has been allocated to key back-office teammates.

Note 2. Significant Accounting Policies

Our significant accounting policies are described in Note 2 to the audited consolidated financial statements included in our 2021 Form 10-K. There have been no material changes to the significant accounting policies for the six months ended June 30, 2022, other than those described below.

Accounting Standards Issued But Not Yet Effective

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and early adoption is permitted. We will adopt this ASU effective January 1, 2023. We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities About Government Assistance, which requires entities to provide disclosures on material government assistance transactions for annual reporting periods. The disclosures include information around the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity’s financial statements, and any significant terms and conditions of the agreements, including commitments and contingencies. The ASU is effective for fiscal years beginning after December 15, 2021 and only impacts annual financial statement footnote disclosures. We do not expect the adoption to have a material effect on our consolidated financial statements.

We have reviewed all other recently issued, but not yet effective, accounting pronouncements and do not expect the future adoption of any such pronouncements will have a material impact on our financial condition or the results of our operations.

Note 3. Revenues

The following tables present our reportable segment revenues, disaggregated by revenue source and geographic area. We disaggregate revenue from contracts with customers into major product lines. We determined that disaggregating revenue into these categories achieves the disclosure objective to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Revenue by major service line was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2022	2021	2022	2021
Major service line
Residential Pest Management	$207	$192	$382	$358
Commercial Pest Management	141	141	273	270
Termite and Home Services	204	193	376	354
Sales of Products and Other	33	34	51	50
Total	$585	$560	$1,081	$1,032

Revenue by geographic area was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2022	2021	2022	2021
United States	$555	$526	$1,019	$967
International	31	34	62	64
Total	$585	$560	$1,081	$1,032

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Contracts with customers are generally for a period of one year or less and are generally renewable. We record a receivable related to revenue recognized on services once we have an unconditional right to invoice and receive payment in the future related to the services provided. All accounts receivables are recorded within Receivables, less allowances, on the unaudited Condensed Consolidated Statements of Financial Position. The current portion of Notes receivable, which represents amounts financed for customers, are included within Receivables, less allowances, on the unaudited Condensed Consolidated Statement of Financial Position and totaled $31 million and $26 million as of June 30, 2022 and December 31, 2021, respectively.

At contract inception, we assess the goods and services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a good or service (or a bundle of goods and services) that is distinct. To identify the performance obligation, we consider all of the goods and services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices.

Deferred revenue represents a contract liability and is recognized when cash payments are received in advance of the performance of services. Amounts are recognized as revenue upon completion of services.

Changes in deferred revenue for the six months ended June 30, 2022 and 2021 were as follows:

(In millions)	Deferred revenue
Balance as of December 31, 2021	$103
Deferral of revenue	86
Recognition of deferred revenue(1)	(90)
Balance as of June 30, 2022	$99
Balance as of December 31, 2020	$102
Deferral of revenue	82
Recognition of deferred revenue	(75)
Balance as of June 30, 2021	$110

(1)	Includes a $7 million decrease to deferred revenue related to the divestiture of the Company’s international pest management businesses as discussed in Note 12.

There was approximately $21 million and $51 million of revenue recognized in the three and six months ended June 30, 2022, that was included in the deferred revenue balance as of December  31, 2021. There was approximately $18 million and $49 million of revenue recognized in the three and six months ended June 30, 2021, respectively, that was included in the deferred revenue balance as of December 31, 2020.

Note 4. Restructuring and Other Charges

We incurred restructuring and other charges of $15 million ($13 million, net of tax) and $2 million ($2 million, net of tax) in the three months ended June 30, 2022 and 2021, respectively. We incurred restructuring and other charges of $33 million ($28 million, net of tax) and $9 million ($7 million, net of tax) in the six months ended June 30, 2022 and 2021, respectively. Restructuring and other charges were comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2022	2021	2022	2021
Severance(1)	$1	$2	$1	$5
Costs related to our proposed acquisition by Rentokil(2)	13	—	22	—
Other(3)	1	1	10	3
Total restructuring charges	$15	$2	$33	$9

(1)	Includes severance and related charges to align functions after the sale of the ServiceMaster Brands Divestiture Group, enhance field operations and corporate capabilities, and reduce costs in our corporate functions that provide administrative services to support operations.

(2)	Primarily professional and consultant fees and accrual of employee retention bonuses.

(3)	Primarily owned building and operating lease right-of-use asset impairment charges, costs to simplify our back-office and align as a singularly focused pest management company and other exit costs. Charges for the six months ended June 30, 2022, include a $9 million impairment of the Memphis headquarters building operating lease right-of-use asset and leasehold improvements. The impairment was the result of the sublease of approximately 24% of the building.

A reconciliation of the beginning and ending balances of accrued restructuring charges by major cost type, which are included in Accrued liabilities—Payroll and related expenses and Other on the unaudited Condensed Consolidated Statements of Financial Position, is presented as follows:

(In millions)	Accrued Severance Charges	Accrued Merger Related Charges	Accrued Other Charges	Total Accrued Restructuring Charges
Balance as of December 31, 2021	$2	$7	$—	$9
Costs incurred	1	22	10	33
Costs paid or otherwise settled	(3)	(12)	(10)	(24)
Balance as of June 30, 2022	$—	$18	$—	$18
Balance as of December 31, 2020	$2	$—	$—	$2
Costs incurred	5	—	3	9
Costs paid or otherwise settled	(3)	—	(3)	(7)
Balance as of June 30, 2021	$4	$—	$—	$4

We expect substantially all of our accrued restructuring charges to be paid within one year.

Note 5. Commitments and Contingencies

In the normal course of business, we periodically enter into agreements that incorporate indemnification provisions. While the maximum amount to which we may be exposed under such agreements cannot be estimated, we do not expect these guarantees and indemnifications to have a material effect on our business, financial condition, results of operations or cash flows.

We carry insurance policies on insurable risks at levels that we believe to be appropriate, including workers’ compensation, automobile and general liability risks. We purchase insurance policies from third-party insurance carriers, which typically incorporate significant deductibles or self-insured retentions. We are responsible for all claims that fall below the retention limits, exceed our coverage limits or are otherwise not covered by our insurance policies. In determining our accrual for self-insured claims, we use historical claims experience to establish both the current year accrual and the underlying provision for future losses. This actuarially determined provision and related accrual include known claims, as well as incurred but not reported claims. We adjust our estimate of accrued self-insured claims when required to reflect changes based on factors such as changes in health care costs, accident frequency and claim severity.

A reconciliation of beginning and ending accrued self-insured claims, which are included in Accrued liabilities—Self-insured claims and related expenses and Other long-term obligations, primarily self-insured claims on the unaudited Condensed Consolidated Statements of Financial Position, net of insurance recoverables, which are included in Prepaid expenses and other assets and Other assets on the unaudited Condensed Consolidated Statements of Financial Position, is presented as follows:

(In millions)	Accrued Self-insured Claims, Net
Balance as of December 31, 2021	$130
Provision for self-insured claims	20
Cash payments	(21)
Balance as of June 30, 2022	$129
Balance as of December 31, 2020	$126
Provision for self-insured claims	18
Cash payments	(15)
Balance as of June 30, 2021	$129

Our business is subject to a significant number of damage claims related to termite activity in homes for which we provide termite control services, often accompanied by a termite damage warranty. Our termite damage warranty is a differentiator in the industry that has enabled us to become a market leader of this product line. Termite damage claims include circumstances when a customer notifies us that they have experienced damage to their property and we reach an agreement to remediate that damage (a “Non-Litigated Claim”); and circumstances when we do not reach an agreement with a customer to remediate the damage and that customer initiates litigation or arbitration proceedings (a “Litigated Claim”). We accrue for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Current activity can differ, causing a change in estimates which could be material.

A reconciliation of beginning and ending accrued Litigated Claims, which are included in Accrued liabilities—Other and Other long-term obligations, primarily self-insured claims on the unaudited Condensed Consolidated Statements of Financial Position, and Non-Litigated Claims, which are included in Accrued liabilities—Self-insured claims and related expenses on the unaudited Condensed Consolidated Statements of Financial Position, is presented as follows:

(In millions)	Accrued Termite Damage Claims
Balance as of December 31, 2021	$72
Provision for termite damage claims	36
Cash payments	(30)
Balance as of June 30, 2022	$78
Balance as of December 31, 2020	$72
Provision for termite damage claims	34
Cash payments	(34)
Balance as of June 30, 2021	$71

Mobile Bay Formosan Termite Settlement

In November 2020, the Company entered into the Consent Judgment and Settlement Agreement (the “Settlement”) with the Office of the Attorney General of the State of Alabama (the “AL AG”) and other Alabama state regulators, primarily related to termite renewal pricing changes we made in our branches in Mobile, Alabama and Gulf Shores, Alabama, which comprise all of our customers in the area, (collectively, the “Mobile Bay Area”) in 2019 and certain other termite inspection and treatment practices regarding the control of Formosan termites in that area that allegedly violated the Alabama Deceptive Trade Practices Act (the “ADTPA”). The Settlement provides for: immediate remediation measures to be provided directly to current and former customers in the Mobile Bay Area, including refunds of certain price increases, rebates to certain former customers, the establishment of a $25 million consumer fund and a related receiver to oversee our compliance with these commitments and to act as an arbitrator for certain Non-litigated Claims; the reimbursement of certain investigative and monitoring costs incurred by the AL AG’s office and the Department of Agriculture and Industries; and a university endowment intended to support termite and pest management research with an emphasis on Formosan termite research. The Company has also agreed to pay the state of Alabama $19 million.

Pursuant to the Settlement, we have also agreed to provide the opportunity to reinstate service for certain customers who canceled their services during specified timeframes as well as the retreatment of certain customer premises and a commitment to certain specified response and remediation timeframes for future termite damage claims. We do not expect the financial impact of these additional remedies to have a material impact on our prospective results of operations or cash flows.

In the fourth quarter of 2020, the Company funded the $25 million consumer fund, from which certain monetary liabilities from settlements of, or judgments in, the covered Settlement are paid by the fund’s receiver. The amount in the consumer fund is held in escrow by the receiver and is classified as a deposit within Prepaid expenses and other assets and with an offsetting liability recorded within Accrued liabilities—Other on the unaudited Condensed Consolidated Statements of Financial Position. In the second quarter of 2021, the Company recorded an increase in expense related to the settlement of $4 million due to a higher than anticipated customer participation rate. No adjustments were made in the second quarter of 2022. The fund’s receiver has paid a total of $11 million from the fund through the second quarter of 2022.

State of Mississippi Formosan Termite Litigation

On April 22, 2021, the State of Mississippi brought litigation against us related to our termite inspection and treatment practices. The Company disputes the claims made in the litigation and intends to defend the matter vigorously. However, given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for success on the merits, the Company cannot predict with certainty the outcome of the Mississippi litigation.

Fumigation Related Matters

On December 16, 2016, the U.S. Virgin Islands Department of Justice filed a civil complaint in the Superior Court of the Virgin Islands related to the aforementioned fumigation incident in a matter styled Government of the United States Virgin Islands v. The ServiceMaster Company, LLC, The Terminix International Company Limited Partnership, and Terminix International USVI, LLC (collectively, “the Parties”). On November 15, 2021, the Parties reached a settlement agreement whereby the Company agreed to pay $3 million to the Government of the U.S. Virgin Islands and the settlement was paid in the three months ended March 31, 2022.

On January 20, 2017, TMX USVI and TMX LP, each an indirect, wholly-owned subsidiary of the Company, entered into a revised Plea Agreement in connection with the investigation initiated by the DOJ into allegations that a local Terminix branch used methyl bromide as a fumigant at a resort in St. John, U.S. Virgin Islands. Under the terms of sentencing handed down on November 20, 2017, (i) TMX USVI and TMX LP each paid a fine of $4.6 million (total of $9.2 million); (ii) TMX USVI and TMX LP paid a total of $1.2 million to the EPA for costs incurred by the EPA for the response and clean-up of the affected units at the resort in St. John; and (iii)  both TMX USVI and TMX LP will serve a five year probation period. In lieu of the $1 million community service payment that was proposed in the Plea Agreement, the court required TMX USVI and TMX LP to provide for training certification courses with respect to pesticide application and safety in the U.S. Virgin Islands until November 2022.

Other Litigation

On March 25, 2022, in connection with its previously filed complaint on October 20, 2020, Bruce-Terminix Company (“Bruce” or the “Licensee”) filed a supplemental complaint against the Company and The Terminix International Company Limited Partnership, a subsidiary of the Company, under the caption Bruce-Terminix Company v. The Terminix International Company Limited Partnership, and Terminix Global Holdings, Inc., Civil Action No: 1:20-CV-962 (M.D.N.C.) (the “Bruce Lawsuit”). The original complaint generally alleged, among other things, that certain subsidiaries of the Company violated the non-compete restriction under the Licensee’s license agreement and the North Carolina Unfair and Deceptive Trade Practices Act. As supplemented, the Bruce Lawsuit further generally alleges, among other things, that a Rentokil subsidiary currently competes in the Licensee’s territory and that the Mergers would violate the non-compete restriction under the Licensee’s license agreement. The Bruce Lawsuit also alleges, among other things, that Bruce would suffer irreparable harm from purported competition with Rentokil should the Mergers be consummated, and seeks, among other things, injunctive relief enjoining the defendants from merging with Rentokil so long as Rentokil owns pest control companies with locations within Bruce’s service area and from disclosing to Rentokil certain confidential or proprietary information of the Company. On August 1, 2022, the court denied Bruce’s motion for a preliminary injunction to enjoin the Rentokil-Terminix merger. The Company believes that the claims asserted in the Bruce Lawsuit are without merit.

In connection with the Mergers, three complaints have been filed by purported Terminix stockholders against the Company and its directors, and one draft complaint has been sent to the Company. The complaints are captioned Ferreiro v. Terminix Global Holdings, Inc., et al., No. 1:22-cv-04987 (S.D.N.Y); Justice v. Terminix Global Holdings, Inc., et al., No. 1:22-cv-05519 (S.D.N.Y.); and Baker v. Terminix Global Holdings, Inc., et al., No. 1:22-cv-05524 (S.D.N.Y.). The draft complaint is captioned Paxton v. Terminix Global Holdings, Inc., et al. and does not specify any court. The complaints and draft complaint generally allege that the preliminary registration statement filed by Rentokil with the SEC on June 7, 2022 omitted certain allegedly material information in connection with the transaction in violation of federal proxy laws, and one of the complaints further alleges that the Company’s directors further breached their fiduciary duties in connection with the transaction and that the Company aided and abetted that breach. The lawsuits seek various remedies, including: enjoining the consummation of the transaction; rescission of the transaction, or rescissory damages in the event the transaction is consummated without the allegedly material disclosures; declaring the Merger Agreement unenforceable; directing dissemination of additional allegedly material disclosures; declaring that the Company and its directors violated federal proxy laws; awarding plaintiffs costs and an allowance for attorneys’ and experts fees; and an accounting to the plaintiffs for any damages allegedly suffered. Given the early stage of the proceedings, it is impossible to predict the outcome or to estimate possible loss or range of loss. The Company believes that the claims asserted in the complaints and draft complaint are without merit.

In addition to the matters discussed above, in the ordinary course of conducting business activities, we and our subsidiaries become involved in judicial, administrative and regulatory proceedings involving both private parties and governmental authorities. We accrue for these liabilities when it is probable the future costs will be incurred and such costs can be reasonably estimated. Current activity can differ, causing a change in estimates which could be material. These proceedings include insured and uninsured matters that are brought on an individual, collective, representative and class action basis, or other proceedings involving regulatory, employment, general and commercial liability, automobile liability, wage and hour, environmental, shareholder and other matters. We have entered into settlement agreements in certain cases, including with respect to putative collective and class actions, which are subject to court or other approvals, and which require compliance with the terms of the agreements. If one or more of our settlements are not finally approved and implemented, we could have additional or different exposure, which could be material. Subject to the paragraphs above, we do not expect any of these proceedings to have a material effect on our reputation, business, financial position, results of operations or cash flows; however, we can give no assurance that the results of any such proceedings will not materially affect our reputation, business, financial position, results of operations and cash flows.

Note 6. Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets, primarily trade names, are not amortized and are subject to assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. There were no impairment charges recorded in the three and six months ended June 30, 2022 and 2021.

Customer relationships and Other intangible assets, which primarily includes trade names subject to amortization, are amortized over their respective useful lives.

The table below summarizes the goodwill balances:

(In millions)
Balance as of December 31, 2021	$2,211
Acquisitions	3
Disposals(1)	(91)
Impact of foreign exchange rates	(16)
Balance as of June 30, 2022	$2,107

(1)	Includes divestment of the pest management businesses in the UK and Norway, which was completed as of June 1, 2022 as described in Note 12.

The table below summarizes the other intangible asset balances:

	As of June 30, 2022			As of December 31, 2021
(In millions)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Trade names(1)	$888	$—	$888	$888	$—	$888
Customer relationships(2)	641	(493)	148	670	(484)	187
Other(2)	65	(51)	15	71	(50)	22
Total	$1,595	$(544)	$1,051	$1,630	$(533)	$1,097

(1)	Not subject to amortization.

(2)	Includes divestment of the pest management businesses in the UK and Norway, which was completed as of June 1, 2022 as described in Note 12.

For the existing intangible assets, we anticipate amortization expense for the remainder of 2022 and each of the next five years as follows:

(In millions)	2022	2023	2024	2025	2026	2027
Amortization expense	$19	$33	$24	$19	$14	$10

Note 7. Stock-Based Compensation

For each of the three months ended June 30, 2022 and 2021, we recognized stock-based compensation expense of $5 million ($4 million, net of tax) and $6 million ($4 million, net of tax), respectively. For the six months ended June 30, 2022 and 2021, we recognized stock-based compensation expense of $11 million ($8 million, net of tax) and $11 million ($9 million, net of tax), respectively. These charges are recorded within Selling and administrative expenses in the unaudited Condensed Consolidated Statements of Operations and Comprehensive Income.

As of June 30, 2022, there were $36 million of total unrecognized compensation costs related to non-vested stock options, restricted stock units (“RSUs”) and performance share units granted under the Amended and Restated Terminix Global Holdings, Inc. 2014 Omnibus Incentive Plan (the “Omnibus Incentive Plan”). These remaining costs are expected to be recognized over a weighted-average period of 1.96 years.

On February 24, 2015, our board of directors approved and recommended for approval by our stockholders the Terminix Global Holdings, Inc. Employee Stock Purchase Plan (“Employee Stock Purchase Plan”), which became effective for offering periods commencing July 1, 2015. On April 27, 2015, our stockholders approved the Employee Stock Purchase Plan with a maximum of one million shares of common stock authorized for sale under the plan. On November 3, 2015, we filed a registration statement on Form S-8 under the Securities Act to register the one million shares of common stock that may be issued under the Employee Stock Purchase Plan and, as a result, all shares of common stock acquired under the Employee Stock Purchase Plan will be freely tradable under the Securities Act, unless purchased by our affiliates. Our Compensation Committee amended the Employee Stock Purchase Plan in February 2019 to allow for more frequent purchase periods and to change the allowed 10 percent discount to a company match of 10 percent of employee contributions. The authorized number of shares remaining in the Employee Stock Purchase Plan was not changed from 843,584 and the expiration date of the Employee Stock Purchase Plan was not changed from April 27, 2025. As of June 30, 2022, there were 741,120 shares available for issuance under the Employee Stock Purchase Plan. In connection with the announcement of the proposed acquisition of the Company by Rentokil, the Employee Stock Purchase Plan was indefinitely suspended as of January 1, 2022.

Note 8. Comprehensive Income (Loss)

Comprehensive income (loss), which primarily includes net income, unrealized gains and losses on derivative instruments and the effect of foreign currency translation, is included in the unaudited Condensed Consolidated Statements of Operations and Comprehensive Income.

During 2019, we terminated our then-existing $650 million interest rate swap, receiving $12 million from the counterparty. The fair value of the terminated agreement is recorded within accumulated other comprehensive income (loss) on the unaudited Condensed Consolidated Statements of Financial Position and will be amortized into interest expense over the original term of the agreement. The remaining unamortized balance at June 30, 2022 was $3 million.

On June 1, 2022, in connection with the sale of our Norway pest management business, we terminated our fixed-to-fixed cross-currency interest rate swap to hedge foreign currency risk associated with the fixed-rate Swedish krona denominated intercompany debt at Nomor. The five year interest rate swap was scheduled to mature March  31, 2025 and had a notional amount of 725 million Swedish krona, or approximately $74 million, and swaps interest payments of 3.5 percent Swedish krona for interest receipts of 4.147 percent U.S. dollar. This contract was designated as a cash flow hedge of a fixed-rate borrowing and we recognized a loss of approximately $1 million related to the termination of the swap agreement for the three and six months ended June 30, 2022 in loss on sale of international subsidiaries.

We also terminated the cross-currency swap agreement hedging a portion of our net investment in Nomor against future volatility in the exchange rates between the Swedish krona and the U.S. dollar. The five year cross-currency swap had a fixed notional amount of 1.275 billion Swedish krona, or approximately $131 million, at an annual rate of zero percent and a maturity date of March 31, 2025. At inception, the cross- currency swap was designated as a net investment hedge. As the sale of our Norway pest management business did not result in a substantially complete liquidation of the Company’s investment in Nomor, the accumulated other comprehensive loss of $1 million on the date of termination of the agreement is recorded within accumulated other comprehensive income (loss) on the unaudited Condensed Consolidated Statements of Financial Position as of June 30, 2022.

The following tables summarize the activity in accumulated other comprehensive income (loss), net of the related tax effects.

(In millions)	Unrealized Gains (Losses) on Derivatives	Foreign Currency Translation	Total
Balance as of December 31, 2021	$(5)	$(16)	$(22)
Other comprehensive income (loss) before reclassifications:
Pre-tax amount	58	(2)	56
Tax provision	(13)	—	(13)
After-tax amount	45	(2)	43
Amounts reclassified from accumulated other comprehensive income (loss)(1)	(6)	—	(6)
Amounts reclassified due to the sale of international subsidiaries(2)	—	(8)	(8)
Total amounts reclassified from accumulated other comprehensive income (loss)	(6)	(8)	(14)
Amounts reclassified within accumulated other comprehensive income (loss)(3)	(10)	10	—
Net current period other comprehensive income	30	—	29
Balance as of June 30, 2022	$24	$(17)	$8
Balance as of December 31, 2020	$(16)	$(23)	$(39)
Other comprehensive income (loss) before reclassifications:
Pre-tax amount	26	(1)	25
Tax provision	(5)	—	(5)
After-tax amount	21	(1)	20
Amounts reclassified from accumulated other comprehensive income (loss)(1)	(4)	—	(4)
Amounts reclassified within accumulated other comprehensive income (loss)(3)	(6)	6	—
Net current period other comprehensive income	11	5	17
Balance as of June 30, 2021	$(4)	$(18)	$(22)

(1)	Amounts are net of tax. See reclassification out of accumulated other comprehensive income below for further details.

(2)	Includes divestment of the pest management businesses in the UK and Norway, which was completed as of June 1, 2022 as described in Note 12.

(3)	Represents reclassifications from our net investment hedge related to foreign currency exchange rate fluctuations.

Reclassifications out of accumulated other comprehensive income included the following components for the periods indicated:

	Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)
	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2022	2021	2022	2021
Gains (losses) on derivatives:
Fuel swap contracts	$3	$2	$5	$3
Interest rate swap contracts	(1)	(2)	(2)	(3)
Cross-currency interest rate swap	3	(2)	5	3
Net gains (losses) on derivatives	6	(1)	8	4
Sale of international subsidiaries(1)	8	—	8	—
Impact of income taxes	(2)	—	(2)	—
Total reclassifications for the period	$11	$(1)	$14	$4

(1)	Includes divestment of the pest management businesses in the UK and Norway, which was completed as of June 1, 2022, as described in Note 12.

Note 9. Supplemental Cash Flow Information

Supplemental information relating to the unaudited Condensed Consolidated Statements of Cash Flows is presented in the following table. The non-cash lease transactions are described in Note 11.

	Six Months Ended June 30,
(In millions)	2022	2021
Cash paid for or (received from):
Interest expense	$20	$27
Income taxes, net of refunds	(4)	3

For the six months ended June 30, 2022, cash received for income taxes of $4 million includes refunds of $13 million of tax overpayments made related to the sale of the ServiceMaster Brands Divestiture Group, which is reported in Cash flows from discontinued operations on the unaudited Condensed Consolidated Statements of Cash Flows.

Cash and Cash Equivalents and Restricted Cash at End of Period on the unaudited Condensed Consolidated Statements of Cash Flows consists of the following:

	As of June 30,
(In millions)	2022	2021
Cash and cash equivalents	$277	$313
Restricted cash	89	89
Total Cash and cash equivalents and Restricted cash	$366	$402

Note 10. Long-Term Debt

Long-term debt is summarized in the following table:

	As of June 30,	As of December 31,
(In millions)	2022	2021
Senior secured term loan facility maturing in 2026(1)	$541	$540
7.45% notes maturing in 2027(2)	173	172
7.25% notes maturing in 2038(3)	41	41
Vehicle finance leases(4)	116	119
Other(5)	22	26
Less current portion	(47)	(50)
Total long-term debt	$846	$849

(1)	As of June 30, 2022 and December 31, 2021, presented net of $5 million and $6 million in unamortized debt issuance costs, respectively. As of December 31, 2021, presented net of $1 million of unamortized original issue discount.

(2)	As of June 30, 2022 and December 31, 2021, presented net of $13 million and $14 million, respectively of unamortized fair value adjustments related to purchase accounting, which increases the effective interest rate from the coupon rates above.

(3)	As of both June 30, 2022 and December 31, 2021, presented net of $8 million of unamortized fair value adjustments related to purchase accounting, which increases the effective interest rate from the coupon rates shown above.

(4)	We have entered into a fleet management services agreement (the “Fleet Agreement”) which, among other things, allows us to obtain fleet vehicles through a leasing program. All leases under the Fleet Agreement are finance leases for accounting purposes. The lease rental payments include an interest component calculated using a variable rate based on one-month LIBOR plus other contractual adjustments and a borrowing margin ranging from 1.25% to 2.45%.

(5)	Primarily represents future payments in connection with acquisitions.

Interest Rate Swap

The interest rate swap agreement in effect as of June 30, 2022 is as follows:

Trade Date	Effective Date	Expiration Date	Notional Amount	Fixed Rate - Pay(1)	Floating Rate - Receive
November 5, 2019	November 5, 2019	November 5, 2026	$546 million	1.615%	0.450%

(1)	Before the application of the applicable borrowing margin.

Revolving Credit Facility

On January 6, 2022, we borrowed an aggregate principal amount of $80 million under the Revolving Credit Facility maturing November  4, 2024 (the “Revolving Credit Facility”). On March  31, 2022, we repaid $50 million of the outstanding balance. The remaining $30 million was repaid in April 2022.

Note 11. Leases

We determine if an arrangement is a lease at inception. Operating leases are included in Operating lease right- of-use assets, Current portion of lease liability and Long-term lease liability on the unaudited Condensed Consolidated Statements of Financial Position. Finance leases are included in Property and equipment, net; Current portion of long-term debt and Long-term debt on the unaudited Condensed Consolidated Statements of Financial Position. As of June 30, 2022 and December 31, 2021, assets recorded under finance leases were $281 million and $277 million, respectively, and accumulated depreciation was $166 million and $159 million, respectively.

The components of lease expense were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2022	2021	2022	2021
Finance lease cost
Depreciation of finance lease ROU assets	$10	$10	$20	$21
Interest on finance lease liabilities	1	1	1	1
Operating lease cost	6	5	11	11
Variable lease cost	1	—	1	1
Sublease income	(1)	(1)	(2)	(2)
Total lease cost	$16	$16	$32	$32

Supplemental cash flow information and other information for leases was as follows:

	As of June 30,
(In millions)	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$12	$12
Operating cash flows for finance leases	1	1
Financing cash flows for finance leases	20	20
ROU assets obtained in exchange for lease obligations:
Operating leases	8	8
Finance leases	20	23
Weighted Average Remaining Lease Term (in years):
Operating leases	9.37	10.10
Finance leases	3.93	3.62
Weighted Average Discount Rate:
Operating leases	5.20%	5.25%
Finance leases	7.08%	4.90%

As of June 30, 2022 and December 31, 2021, there were $36 million and $37 million of finance leases included within Current portion of long-term debt and $80 million and $82 million of finance leases included within Long-term debt on the unaudited Condensed Consolidated Statements of Financial Position, respectively.

Future minimum lease payments under non-cancellable leases as of June 30, 2022 were as follows:

(In millions)	Operating Leases(1)	Finance Leases
Year ended December 31,
2022 (excluding the Six months ended June 30, 2022)	$12	$20
2023	20	36
2024	16	27
2025	15	21
2026	11	16
Thereafter	65	5
Total future minimum lease payments	140	125
Less imputed interest	(32)	(9)
Total	$108	$116

(1)	Each year is presented net of approximately $4-$5 million of projected annual sublease income.

Note 12. Acquisitions and Dispositions

Acquisitions have been accounted for as business combinations using the acquisition method and, accordingly, the results of operations of the acquired businesses have been included in the unaudited condensed consolidated financial statements since their dates of acquisition. The assets and liabilities of these businesses were recorded in the financial statements at their estimated fair values as of the acquisition dates.

During the six months ended June 30, 2022, we used available cash on hand to fund a $3 million investment for one acquisition. Another $1 million of deferred purchase price is due to the sellers one year from the acquisition date. We recorded preliminary goodwill of $3 million, and we are evaluating other intangibles, working capital balances, tangible assets acquired and appropriate useful lives to assign to all assets, including intangibles. The purchase price allocations for this acquisition will be finalized no later than one year from the respective acquisition date. Additionally, we reversed $1 million of contingent consideration related to an acquisition that closed in 2021 as the contingency was not met. The reversal was recorded within Acquisition-related costs in the unaudited Condensed Consolidated Statements of Operations and Comprehensive Income, and partially offset by acquisition costs.

In the six months ended June 30, 2022, the Company initiated a series of transactions to restructure its joint ventures in China. The Company contributed $31 million of cash to effect the restructuring during the six months ended June 30, 2022, which is reflected in other investing in the unaudited Condensed Consolidated Statements of Cash Flows. Upon completion of subsequent transactions in 2022, the Company expects to record a gain on sale of a portion of its interest in the joint ventures.

During the six months ended June 30, 2021, we used available cash on hand to fund a $45 million investment in acquisitions, which included $36 million for five tuck-in acquisitions. As of June  30, 2021, another $5 million of deferred purchase price is due to the sellers between one year and three years from the acquisition dates. As of June 30, 2021, we had recorded goodwill of $25 million and other intangibles, primarily customer relationships, of $14 million related to these acquisitions. As of June 30, 2022, all purchase price allocations for 2021 acquisitions were completed, resulting in no changes to goodwill or intangibles. We also completed approximately $9 million of funding for a minority interest investment that was included in Accrued liabilities‒Other on the Consolidated Statements of Financial position as of December 31, 2020.

Supplemental cash flow information regarding the acquisitions was as follows:

	Six Months Ended June 30
(In millions)	2022	2021
Assets acquired	$3	$40
Liabilities assumed	—	—
Net assets acquired	$3	$40
Net cash paid	$3	$36
Seller financed debt	1	5
Purchase price	$3	$40

On June 1, 2022, in order to satisfy closing conditions of the proposed acquisition by Rentokil, the Company divested its international pest management businesses in the UK and Norway. In connection with the sale of the UK and Norway businesses, the Company received $73 million net of cash disposed in the second quarter of 2022. Additionally, the Company recognized a loss on sale of these international subsidiaries of $41 million for the three and six months ended June 30, 2022, including a $3 million foreign currency loss related to the termination of the cross-currency swap and repayment of note receivable related to the Norway business.

Note 13. Income Taxes

As required by ASC 740, “Income Taxes,” we compute interim period income taxes by applying an anticipated annual effective tax rate to our year-to-date income or loss from continuing operations before income taxes, except for significant unusual or infrequently occurring items. Our estimated tax rate is adjusted each quarter in accordance with ASC 740.

The effective tax rate on net income was 97.9 percent and 27.9 percent for the three months ended June 30, 2022 and 2021, respectively. The effective tax rate on net income was 53.8 percent and 28.1 percent for the six months ended June 30, 2022 and 2021, respectively.

We had $10 million and $13 million of tax benefits primarily reflected in U.S. Federal and state tax returns that have not been recognized for financial reporting purposes (“unrecognized tax benefits”) as of June 30, 2022 and December 31, 2021, respectively. Based on information currently available, it is reasonably possible that over the next 12 month period unrecognized tax benefits may decrease by $1 million as the result of settlements of ongoing audits, statute of limitation expirations or final settlements of uncertain tax positions in multiple jurisdictions. Our policy is to recognize interest income, interest expense and penalties related to our tax positions within the tax provision.

Note 14. Fair Value Measurements

The period-end carrying amounts of cash and cash equivalents, receivables, restricted cash, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. The period- end carrying amounts of long-term notes receivable approximate fair value as the effective interest rates for these instruments are comparable to period-end market rates. The period-end carrying amounts of short- and long-term marketable securities also approximate fair value, with unrealized gains and losses reported in interest and net investment income in the unaudited Condensed Consolidated Statements of Operations and Comprehensive Income. The carrying amount of total debt excluding vehicle financing leases was $777 million and $779 million, and the estimated fair value was $835 million and $866 million as of June 30, 2022 and December 31, 2021, respectively. The fair value of our debt is estimated based on available market prices for the same or similar instruments which are considered significant other observable inputs (Level 2) within the fair value hierarchy. The fair values presented reflect the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value estimates presented in this report are based on information available to us as of June 30, 2022 and December 31, 2021.

We have estimated the fair value of our financial instruments measured at fair value on a recurring basis using the market and income approaches. For deferred compensation trust assets and derivative contracts, which are carried at their fair values, our fair value estimates incorporate quoted market prices, other observable inputs (for example, forward interest rates) and unobservable inputs (for example, forward commodity prices) at the balance sheet date.

Interest rate swap contracts are valued using forward interest rate curves obtained from third-party market data providers. The fair value of each contract is the sum of the expected future settlements between the contract counterparties, discounted to present value. The expected future settlements are determined by comparing the contract interest rate to the expected forward interest rate as of each settlement date and applying the difference between the two rates to the notional amount of debt in the interest rate swap contracts.

Fuel swap contracts are valued using forward fuel price curves obtained from third-party market data providers. The fair value of each contract is the sum of the expected future settlements between the contract counterparties, discounted to present value. The expected future settlements are determined by comparing the contract fuel price to the expected forward fuel price as of each settlement date and applying the difference between the contract and expected prices to the notional gallons in the fuel swap contracts. We regularly review the forward price curves obtained from third-party market data providers and related changes in fair value for reasonableness utilizing information available to us from other published sources.

Cross-currency interest rate swaps were valued using forward foreign currency exchange rates obtained from third-party market data providers. The fair value of each contract is the sum of the expected future settlements between the contract counterparties, discounted to present value. The expected future settlements were determined by comparing the contract foreign exchange rate between the U.S. dollar and Swedish krona as of each settlement date and applying the difference between the two rates to the notional amount of the investment in the cross-currency interest rate swap contracts. On June 1, 2022, in connection with the sale of the Company’s pest management business in Norway, the cross-currency interest rate swap was terminated (See Note 8).

Changes in the fair value of the interest rate swap contracts, fuel swap contracts and cross-currency interest rate swap designated as a net investment hedge are recorded within Accumulated other comprehensive income (loss) on the unaudited Condensed Consolidated Statements of Financial Position. Changes in the fair value of the cross-currency interest rate swap designated as a cash flow hedge are recorded within Selling and administrative expenses on the unaudited Condensed Consolidated Statements of Operations and Comprehensive Income, offsetting foreign currency fluctuations on the hedged instrument. Interest accruals and coupon payments are recognized directly in interest expense, thus reflecting a Swedish krona fixed rate. The net investment hedge was terminated on June 1, 2022 (See Note 8). The hedged net investment was not substantially liquidated, therefore, the changes in spot value and any amounts excluded from the assessment of hedge effectiveness that have not been recognized in earnings will remain within CTA until the hedged net investment is sold, diluted, or liquidated.

We have not changed our valuation techniques for measuring the fair value of any financial assets and liabilities during the year. Transfers between levels, if any, are recognized at the end of the reporting period. There were no significant transfers between levels during each of the six month periods ended June 30, 2022 and 2021.

The carrying amount and estimated fair value of our financial instruments that are recorded at fair value on a recurring basis for the periods presented were as follows:

				Estimated Fair Value Measurements
(In millions)	Statement of Financial Position Location	Carrying Value	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of June 30, 2022:
Financial Assets:
Deferred compensation trust	Long-term marketable securities	$12	$12	$—	$—
Fuel swap contracts	Prepaid expenses	5	—	—	5
Interest rate swap contract	Prepaid expenses and other assets and Other assets	29	—	29	—
Total financial assets		$46	$12	$29	$5
As of December 31, 2021:
Financial Assets:
Deferred compensation trust assets	Long-term marketable securities	$15	$15	$—	$—
Fuel swap contracts	Prepaid expenses and other assets and Other assets	2	—	—	2
Total financial assets		$17	$15	$—	$2
Financial Liabilities:
Cross-currency interest rate swap	Other long-term obligations, primarily self-insured claims	$7	$—	$7	$—
Net investment hedge	Other long-term obligations, primarily self-insured claims	11	—	11	—
Interest rate swap contract	Accrued liabilities—Other and Other long-term obligations,primarily self-insured claims	8	—	8	—
Total financial liabilities		$26	$—	$26	$—

A reconciliation of the beginning and ending fair values of financial instruments valued using significant unobservable inputs (Level 3) on a recurring basis is presented as follows:

(In millions)	Fuel Swap Contract Asset (Liabilities)	Location of Gain (Loss) included in Earnings
Balance as of December 31, 2021	$2
Total gains (losses) (realized and unrealized)
Included in earnings	5	Cost of services rendered and products sold
Included in other comprehensive income	3
Settlements	(5)
Balance as of June 30, 2022	$5
Balance as of December 31, 2020	$3
Total gains (losses) (realized and unrealized)
Included in earnings	3	Cost of services rendered and products sold
Included in other comprehensive income	3
Settlements	(3)
Balance as of June 30, 2021	$6

The following tables present information relating to the significant unobservable inputs of our Level 3 financial instruments:

	Fair Value (in millions)	Valuation Technique	Unobservable Input	Range	Weighted Average
As of June 30, 2022:
Fuel swap contracts	$5	Discounted Cash Flows	Forward Unleaded Price per Gallon(1)	$3.73—$4.78	$4.20

As of December 31, 2021:
Fuel swap contracts	$2	Discounted Cash Flows	Forward Unleaded Price per Gallon(1)	$3.02—$3.42	$3.23

(1)	Forward prices per gallon were derived from third-party market data providers. A decrease in the forward price would result in a decrease in the fair value of the fuel swap contracts.

As of June 30, 2022, we had fuel swap contracts to pay fixed prices for fuel with an aggregate notional amount of $13 million, maturing through 2022. Under the terms of our fuel swap contracts, we are required to post collateral in the event that the fair value of the contracts exceeds a certain agreed upon liability level and in other circumstances required by the counterparty. As of June 30, 2022, we had posted $2 million in letters of credit as collateral under our fuel hedging program, which were issued under the Revolving Credit Facility.

The effective portion of the gain or loss on derivative instruments designated and qualifying as cash flow hedging instruments is recorded in accumulated other comprehensive income. These amounts are reclassified into earnings in the same period or periods during which the hedged forecasted debt interest settlement or the fuel settlement affects earnings. See Note 8 to the unaudited Condensed Consolidated Financial Statements for the effective portion of the gain or loss on derivative instruments recorded in accumulated other comprehensive income and for the amounts reclassified out of accumulated other comprehensive income and into earnings. The amount expected to be reclassified into earnings during the next 12 months includes unrealized gains and losses related to open fuel hedges and interest rate swaps. Specifically, as the underlying forecasted transactions occur during the next 12 months, the hedging gains and losses in accumulated other comprehensive income expected to be recognized in earnings is a gain of $11 million, net of tax, as of June 30, 2022. The amounts that are ultimately reclassified into earnings will be based on actual fuel prices and interest rates at the time the positions are settled and may differ materially from the amount noted above.

Note 15. Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed by dividing net income by the weighted- average number of shares of common stock outstanding during the period, increased to include the number of shares of common stock that would have been outstanding had potential dilutive shares of common stock been issued. The dilutive effect of stock options, RSUs and performance share units are reflected in diluted earnings per share by applying the treasury stock method.

A reconciliation of the amounts included in the computation of basic earnings per share and diluted earnings per share is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions, except per share data)	2022	2021	2022	2021
Net income	$2	$554	$21	$81
Weighted-average common shares outstanding	121.5	127.4	121.5	129.3
Effect of dilutive securities:
RSUs	0.1	0.3	0.1	0.3
Stock options(1)	0.1	0.2	0.1	0.2
Weighted-average common shares outstanding—assuming dilution	121.7	127.8	121.7	129.8
Basic earnings per share	$0.02	$0.42	$0.17	$0.62
Diluted earnings per share	$0.02	$0.42	$0.17	$0.62

(1)	Options to purchase 0.4 million and 0.1 million shares for the three months ended June 30, 2022 and 2021, respectively and 0.4 million and 0.1 million shares for the six months ended June 30, 2022, and 2021, respectively were not included in the diluted earnings per share calculation because their effect would have been anti-dilutive.

Audited consolidated financial statements for the years ended 31 December 2021, 31 December 2020 and 31 December 2019

Consolidated Statements of Operations and Comprehensive Income (amounts in millions, except per share amounts)

	Year Ended December 31,
US$	2021	2020	2019
Revenue	2,045	1,961	1,819
Cost of services rendered and products sold	1,193	1,155	1,069
Selling and administrative expenses	561	559	527
Amortization expense	40	36	25
Acquisition-related costs (adjustments)	(1)	—	16
Mobile Bay Formosan termite settlement	4	49	—
Termite damage claims reserve adjustment	—	—	53
Fumigation related matters	2	—	—
Realized (gain) loss on investment in frontdoor, inc	—	—	(40)
Restructuring and other charges	19	16	14
Goodwill impairment	3	—	—
Interest expense	45	83	87
Interest and net investment income	(2)	(4)	(5)
Loss on extinguishment of debt	—	26	8
Income from Continuing Operations before Income Taxes	180	41	64
Provision for income taxes	57	24	5
Equity in earnings of joint ventures	2	3
Income from Continuing Operations	126	20	60
Net (loss) earnings from discontinued operations	(1)	531	69
Net Income	125	551	128
Other Comprehensive Income (Loss), Net of Income Taxes:
Net unrealized (losses) gains on derivative instruments	11	(29)	(6)
Foreign currency translation gain (loss)	6	(18)	10
Other Comprehensive Income (Loss), Net of Income Taxes	17	(47)	4
Total Comprehensive Income	142	504	132
Weighted-average common shares outstanding—Basic	126.0	132.7	135.8
Weighted-average common shares outstanding—Diluted	126.4	133.0	136.2
Basic Earnings Per Share:
Income from Continuing Operations	1.00	0.15	0.44
Net (loss) earnings from discontinued operations	(0.00)	4.00	0.50
Net Income	1.00	4.15	0.94
Diluted Earnings Per Share:
Income from Continuing Operations	1.00	0.15	0.44
Net (loss) earnings from discontinued operations	(0.00)	4.00	0.50
Net Income	0.99	4.14	0.94

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Financial Position (amounts in millions, except share data)

	As of December 31,	As of December 31,	As of December 31,
US$	2021	2020	2019
Assets:
Current Assets:
Cash and cash equivalents	116	615	280
Receivables, less allowances of US$32, US$25 and US$22, respectively	206	206	178
Inventories	41	44	46
Prepaid expenses and other assets	151	145	81
Current assets of discontinued operations	—	—	45
Total Current Assets	514	1,010	629
Other Assets:
Property and equipment, net	196	182	204
Operating lease right-of-use assets	79	80	95
Goodwill	2,211	2,146	2,096
Intangible assets, primarily trade names, service marks and trademarks, net	1,097	1,111	1,169
Restricted cash	89	89	89
Notes receivable	36	31	32
Long-term marketable securities	15	14	13
Deferred customer acquisition costs	98	98	94
Other assets	77	75	68
Long-term assets of discontinued operations	—	—	834
Total Assets	4,410	4,837	5,322
Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts payable	85	91	96
Accrued liabilities:
Payroll and related expenses	81	102	54
Self-insured claims and related expenses	72	76	72
Accrued interest payable	7	7	16
Other	95	99	82
Deferred revenue	103	102	107
Current portion of lease liability	18	17	19
Current portion of long-term debt	50	94	69
Current liabilities of discontinued operations	—	—	42
Total Current Liabilities	511	588	557
Long-Term Debt	849	826	1,666
Other Long-Term Liabilities:
Deferred taxes	387	346	499
Other long-term obligations, primarily self-insured claims	197	239	158
Long-term lease liability	92	96	110
Long-term liabilities of discontinued operations	—	—	11
Total Other Long-Term Liabilities	677	681	777
Commitments and Contingencies (Note 9)
Stockholders’ Equity:
Common stock US$0.01 par value (authorized 2,000,000,000 shares with 149,095,168 shares issued and 121,258,729 shares outstanding at December 31, 2021, and 148,400,384 shares issued and 132,080,845 outstanding at December 31, 2020)	2	2	2
Additional paid-in capital	2,391	2,359	2,334
Retained earnings	967	841	291
Accumulated other comprehensive income	(22)	(39)	9
Less common stock held in treasury, at cost 27,836,439 shares at December 31, 2021, and 16,319,539 shares at December 31, 2020)	(964)	(423)	(313)
Total Stockholders’ Equity	2,375	2,741	2,322
Total Liabilities and Stockholders’ Equity	4,410	4,837	5,322

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Stockholders’ Equity (in millions)

				Retained	Accumulated	Treasury
US$	Shares	Common Stock	Additional Paid-in Capital	Earnings (Accumulated Deficit)	Other Comprehensive Income (Loss)	Shares	Amount	Total Equity
Balance as of December 31, 2018	147	2	2,309	156	5	(12)	(267)	2,204
Net income	—	—	—	128	—	—	—	128
Other comprehensive income, net of tax	—	—	—	—	4	—	—	4
Total comprehensive income	—	—	—	128	4	—	—	132
Cumulative effect of accounting changes	—	—	—	3	—	—	—	3
Net assets distributed to frontdoor, inc	—	—	—	4	—	—	—	4
Exercise of stock options	—	—	10	—	—	—	—	10
Stock-based employee compensation	—	—	15	—	—	—	—	15
Repurchase of common stock	—	—	—	—	—	(1)	(47)	(47)
Balance as of December 31, 2019	148	2	2,334	291	9	(12)	(313)	2,322
Net income	—	—	—	551	—	—	—	551
Other comprehensive loss, net of tax	—	—	—	—	(47)	—	—	(47)
Total comprehensive income (loss)	—	—	—	551	(47)	—	—	504
Issuance of common stock	—	—	2	—	—	—	—	2
Exercise of stock options	—	—	6	—	—	—	—	6
Stock-based employee compensation	—	—	18	—	—	—	—	18
Repurchase of common stock	—	—	—	—	—	(4)	(110)	(110)
Balance as of December 31, 2020	148	2	2,359	841	(39)	(16)	(423)	2,741
Net income	—	—	—	125	—	—	—	125
Other comprehensive income, net of tax	—	—	—	—	17	—	—	17
Total comprehensive income	—	—	—	125	17	—	—	142
Issuance of common stock	—	—	2	—	—	—	—	2
Exercise of stock options	—	—	10	—	—	—	—	10
Stock-based employee compensation	—	—	20	—	—	—	—	20
Repurchase of common stock	—	—	—	—	—	(12)	(541)	(541)
Balance as of December 31, 2021	149	2	2,391	967	(22)	(28)	(964)	2,375

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows (In millions)

	Year Ended December 31,
US$	2021	2020	2019
Cash and Cash Equivalents and Restricted Cash at Beginning of Period	704	368	313
Cash Flows from Operating Activities from Continuing Operations:
Net Income	125	551	128
Adjustments to reconcile net income to net cash provided from operating activities:
Net loss (earnings) from discontinued operations	1	(531)	(69)
Equity in earnings of joint ventures	(2)	(3)	—
Depreciation expense	70	73	71
Amortization expense	40	36	25
Amortization of debt issuance costs	2	3	3
Amortization of lease right-of-use assets	16	18	18
Goodwill impairment	3	—	—
Mobile Bay Formosan termite settlement	4	49	—
Payments on Mobile Bay Formosan termite settlement	—	(49)	—
Fumigation related matters	2	—	—
Payments on fumigation related matters	(1)	—	(2)
Termite damage claims reserve adjustment	—	—	53
Realized (gain) loss on investment in frontdoor, inc	—	—	(40)
Loss on extinguishment of debt	—	26	8
Deferred income tax provision	34	8	9
Stock-based compensation expense	20	16	14
Restructuring and other charges	19	16	14
Payments for restructuring and other charges	(10)	(12)	(17)
Acquisition-related costs (adjustments)	(1)	—	16
Payments for acquisition-related costs	(4)	(5)	(14)
Other	(25)	(22)	(24)
Change in working capital, net of acquisitions:
Receivables	(5)	(30)	(4)
Inventories and other current assets	(22)	(15)	(14)
Accounts payable	(5)	1	(1)
Deferred revenue	2	(4)	4
Accrued liabilities	(17)	50	(8)
Accrued interest payable	—	(7)	2
Current income taxes	(8)	26	(7)
Net Cash Provided from Operating Activities from Continuing Operations	239	198	164
Cash Flows from Investing Activities from Continuing Operations:
Property additions	(22)	(26)	(25)
Sale of equipment and other assets	5	6	1
Business acquisitions, net of cash acquired	(113)	(36)	(506)
Origination of notes receivable	(69)	(68)	(99)
Collections on notes receivable	68	76	110
Net Cash Used for Investing Activities from Continuing Operations	(131)	(47)	(519)
Cash Flows from Financing Activities from Continuing Operations:
Borrowings of debt	50	—	1,470
Payments of debt	(144)	(869)	(1,094)
Discount paid on issuance of debt		—	(1)
Debt issuance costs paid		(3)	(10)
Call premium paid on retirement of debt	—	(19)	—
Repurchase of common stock	(541)	(110)	(47)
Issuance of common stock and exercise of stock options	12	8	10
Net Cash (Used for) Provided from Financing Activities from Continuing Operations	(623)	(992)	328
Cash Flows from Discontinued Operations:
Cash provided from (used for) operating activities	17	(363)	79
Cash provided from (used for) investing activities:
Proceeds from sale of business	—	1,541	—
Other investing activities	—	(1)	3
Cash used for financing activities	—	(1)	(1)
Net Cash Provided from Discontinued Operations	17	1,176	81
Effect of Exchange Rate Changes on Cash	(1)	1	1
Cash (Decrease) Increase During the Period	(499)	336	55
Cash and Cash Equivalents and Restricted Cash at End of Period	205	704	368

See accompanying Notes to the Consolidated Financial Statements.

Notes To Consolidated Financial Statements

1.	Basis of Presentation

Terminix Global Holdings, Inc. and its majority-owned subsidiary partnerships, limited liability companies and corporations (collectively, “Terminix,” the “Company,” “we,” “us” and “our”) is a leading provider of essential services to residential and commercial customers in the termite and pest management markets. Our portfolio of well-recognized brands includes Terminix, Assured Environments, Copesan, Gregory, McCloud, and Nomor. We have one reportable segment, our pest management and termite business. All consolidated subsidiaries are wholly-owned. Intercompany transactions and balances have been eliminated.

Proposed Acquisition by Rentokil

On December 13, 2021, we entered into the Merger Agreement with Rentokil, Bidco, Merger Sub I and Merger Sub II. Under the Merger Agreement, at the Effective Time, each share of our common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive either:

•	a number of American depositary shares of Rentokil (each representing a beneficial interest in five ordinary shares of Rentokil) equal to (A) 1.0619 plus (B) the quotient of $11.00 and the volume weighted average price (measured in US dollars) of Rentokil American depositary shares (measured using the volume weighted average price of Rentokil ordinary shares as a proxy) for the trading day that is two trading days prior to the Effective Time (or such other date as may be mutually agreed to by Rentokil and the Company); or

•	an amount in cash, without interest, and in USD equal to the sum of (A) the Per Share Cash Amount plus (B) the product of the Exchange Ratio and the Rentokil ADS Price in each case at the election of the holder of such share of our common stock, subject to certain allocation and proration provisions of the Merger Agreement. Immediately following such conversion, our shares of common stock will be automatically cancelled and cease to exist. The aggregate Cash Consideration and the aggregate Stock Consideration that will be issued in the Mergers will not vary as a result of individual election preferences.

The respective obligations of the Company and Rentokil to consummate the Mergers are subject to the satisfaction or waiver of a number of conditions, including, among others the approval of the Merger Agreement by the Company’s stockholders, approval of the transactions contemplated by the Merger Agreement and other related matters by Rentokil’s shareholders, and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Sale of ServiceMaster Brands

On October 1, 2020, we completed the sale of the ServiceMaster Brands Divestiture Group for $1,541 million to Roark, resulting in a gain of $494 million, net of income taxes. A portion of the proceeds was used to retire $750 million of our 5.125 per cent. Notes due 2024.

The ServiceMaster Brands Divestiture Group is classified as discontinued operations for all periods presented.

COVID-19

Since March 11, 2020, when the World Health Organization designated COVID-19 as a global pandemic, we have experienced increased demand in our residential pest management and termite and home services service lines as customers are spending more time at home. We have also experienced disruptions in our business, primarily in the commercial pest management service line, driven by temporary business closures and service postponements, and in our product sales and other service line. We continue to focus on initiatives to ensure the safety and productivity of our teammates, including personal protective equipment and safety policies and measures for field teammates, and technology to facilitate remote working, with most back-office and all call center teammates working remotely and field support teammates working remotely where possible.

American Home Shield Spin-off

On October 1, 2018, we completed the previously announced separation of our American Home Shield business (the “Separation”). The Separation was effectuated through a pro rata dividend (the “Distribution”) to our stockholders of approximately 80.2% of the outstanding shares of common stock of Frontdoor, which was formed as a wholly owned subsidiary of the Company to hold its American Home Shield business. As a result of the Distribution, Frontdoor is an independent public company that trades on the Nasdaq Global Select Market under the symbol “FTDR.”

The Distribution was made to our stockholders of record as of the close of business on September 14, 2018 (the “Record Date”), and such stockholders received one share of Frontdoor common stock for every two shares of Terminix common stock held as of the close of business on the Record Date. We distributed 67,781,527 shares of common stock of Frontdoor in the Distribution and retained 16,734,092 shares, or approximately 19.8 percent, of the common stock of Frontdoor immediately following the Distribution. These investments are accounted for as available for sale securities. In March 2019, we exchanged all of the 19.8 percent of the outstanding shares of common stock of Frontdoor we retained for certain of our outstanding indebtedness, which obligations were subsequently cancelled and discharged upon delivery to us. Included in the Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2019, is an adjustment to the Net assets distributed to Frontdoor, Inc. to reflect the actual current and deferred taxes related to the Frontdoor distribution. See Note 5 for further discussion of the adjustment made in the year ended December 31, 2019 and Note 11 for further discussion regarding the debt-for-equity exchange transaction.

2.	Significant Accounting Policies

Consolidation

The consolidated financial statements include all of our wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements requires management to make certain estimates and assumptions required under GAAP which may differ from actual results. The more significant areas requiring the use of management estimates relate to the allowance for uncollectible receivables; accruals for self-insured retention limits related to medical, workers’ compensation, auto and general liability insurance claims; accruals for Litigated Claims and Non-litigated Claims; the possible outcome of outstanding litigation; accruals for income tax liabilities as well as deferred tax accounts; the deferral and amortization of customer acquisition costs; stock-based compensation; the valuation of acquisitions; useful lives for depreciation and amortization expense; the valuation of marketable securities; and the valuation of tangible and intangible assets. In 2019, we changed our methodology for estimating exposure for damage claims liabilities. See Note 9 to the consolidated financial statements for further discussion of this change. There were no changes in any other significant areas that require estimates or in the underlying methodologies used in determining the amounts of these associated estimates.

The allowance for uncollectible receivables is developed based on several factors including overall customer credit quality, historical write-off experience and specific account analyses that project the ultimate collectability of the outstanding balances. As such, these factors may change over time causing the allowance level to vary.

We carry insurance policies on insurable risks at levels which we believe to be appropriate, including workers’ compensation, auto and general liability risks. We purchase insurance policies from third-party insurance carriers, which typically incorporate significant deductibles or self-insured retentions. We are responsible for all claims that fall below the retention limits. In determining our accrual for self-insured claims, we use historical claims experience to establish both the current year accrual and the underlying provision for future losses. This actuarially determined provision and related accrual include known claims, as well as incurred but not reported claims. We adjust the estimate of accrued self-insured claims when required to reflect changes based on factors such as changes in health care costs, accident frequency and claim severity.

We seek to reduce the potential amount of loss arising from self-insured claims by insuring certain levels of risk. While insurance agreements are designed to limit our losses from large exposure and permit recovery of a portion of direct unpaid losses, insurance does not relieve us of ultimate liability. Accordingly, the accruals for insured claims represent our total unpaid gross losses. Insurance recoverables, which are reported within Prepaid expenses and other assets and Other assets, relate to estimated insurance recoveries on the insured claims reserves.

Termite damage claim accruals are recorded based on both the historical rates of claims incurred within a contract term and the cost per claim. Current activity could differ causing a change in estimates. We have certain liabilities with respect to existing or potential claims, lawsuits, and other proceedings. We accrue for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Any resulting adjustments, which could be material, are recorded in the period the adjustments are identified.

We record deferred income tax balances based on the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and income tax purposes. We record deferred tax items based on the estimated value of the tax basis. We adjust tax estimates when required to reflect changes based on factors such as changes in tax laws, relevant court decisions, results of tax authority reviews and statutes of limitations. We record a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize potential interest and penalties related to our uncertain tax positions in Provision (benefit) for income taxes on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Revenue

Residential pest management services

Residential pest management services can be for one-time or recurring services. Revenues from residential pest management services are recognized at the agreed-upon contractual amount over time as the services are provided, most of which are started and completed within one day, as the customer simultaneously receives and consumes the benefits of the services as they are performed. Upon completion of service, a receivable is recorded related to this revenue as we have an unconditional right to invoice and receive payment. Payments are typically received shortly after services have been rendered.

Commercial pest management services

Commercial pest management services are largely for recurring services. Revenues from commercial pest management services are recognized at the agreed-upon contractual amount over time as the services are provided, most of which are started and completed within one day, as the customer simultaneously receives and consumes the benefits of the services as they are performed. Upon completion of service, a receivable is recorded related to this revenue as we have an unconditional right to invoice and receive payment. Payments are typically received shortly after services have been rendered.

Termite and home services

We eradicate termites through the use of baiting systems and non-baiting methods (e.g., fumigation or liquid treatments). Termite services using liquid and baiting systems are sold through renewable contracts. We also perform other related services, including wildlife exclusion, crawl space encapsulation and attic insulation, which may be one-time or renewable services. Revenues for termite services are recognized at the agreed-upon contractual amount upon the completion of the service. All termite services are generally started and completed within one day. Upon completion of the service, a receivable is recorded related to this revenue as we have an unconditional right to invoice and receive payment. Payments are typically received shortly after services have been rendered for our annual pay customers, and monthly for our subscription-based termite product.

Most termite services can be renewed after the initial year. Revenue on annually renewable contracts is recognized upon completion of an annual inspection and receipt of payment from the customer which evidences the extension of the contract into a renewal period. Advanced renewal payments generate a contract liability and are deferred until the related renewal period. Renewal year revenue from our monthly subscription-based termite offering is recognized monthly in accordance with the contract terms.

Termite inspection and protection contracts are frequently sold through annual contracts. For these contracts, we have a stand ready obligation of which the customer receives and consumes the benefits over the annual period. Associated service costs are expensed as incurred. We measure progress toward satisfaction of our stand ready obligation over time using costs incurred as the measure of progress under the input method, which results in straight-line recognition of revenue. Payments are received at the commencement of the contract, which can generate a contract liability, or in installments over the contract period.

Sales of products and other

Product revenues are generated from selling products to distributors and franchisees. Revenues from product sales are generally recognized once control of the products transfers to the customer. A receivable is recorded related to these sales as we have an unconditional right to invoice and receive payment. Payments are typically received shortly after a customer is invoiced. Franchise fees are recognized based on royalty rates and collected a month in arrears.

Costs to obtain a contract with a customer

We capitalize the incremental costs of obtaining a contract with a customer, primarily commissions, and recognize the expense on a straight-line basis over the expected customer relationship period. As of December 31, 2021 and 2020, we had long-term deferred customer acquisition costs of $98 million and $98 million, respectively. In the years ended December 31, 2021, 2020, and 2019, the amount of amortization was $100 million, $97 million and $84 million, respectively. There were no impairment losses in relation to costs capitalized.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing customers. Contracts with customers are generally for a period of one year or less and are generally renewable. We record a receivable related to revenue recognized on services once we have an unconditional right to invoice and receive payment in the future related to the services provided. All accounts receivables are recorded within Receivables, less allowances, on the Consolidated Statements of Financial Position. The current portion of Notes receivable, which represent amounts financed for customers through our financing subsidiary, are included within Receivables, less allowances, on the Consolidated Statements of Financial Position and totaled $26 million and $27 million as of December 31, 2021 and 2020, respectively. Deferred revenue represents a contract liability and is recognized when cash payments are received in advance of the performance of services, including when the amounts are refundable. Amounts are recognized as revenue upon completion of services.

Advertising

Advertising costs are expensed when the advertising occurs. Advertising expense for the years ended December 31, 2021, 2020 and 2019 was $100 million, $91 million and $90 million, respectively.

Inventory

Inventories are recorded at the lower of cost (primarily on a weighted-average cost basis) or net realizable value. Our inventory primarily consists of finished goods to be used on the customers’ premises or sold to franchisees.

Cloud Computing Arrangements

The Company capitalizes implementation costs in a cloud computing arrangement service contract in accordance with ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract”. Eligible costs associated with cloud computing arrangements, such as software business applications used in the normal course of business, are capitalized in accordance with ASC 350. These costs are recognized on a straight-line basis in the same line item in the statement of operations and comprehensive income as the expense for fees for the associated cloud computing arrangement, over the term of the arrangement, plus reasonably certain renewals. Cloud computing arrangement costs included in prepaid expenses and other current assets were $45 million and $25 million as of December 31, 2021 and 2020, respectively. $1 million of amortization expense associated with the Company’s cloud computing arrangements has been recognized during the year ended December 31, 2021. There was no amortization expense related to the Company’s cloud computing arrangements for the years ended December 31, 2020 and 2019.

Property and Equipment, Intangible Assets and Goodwill

	As of December 31,		Estimated
	2021	2020	Useful Lives

	(in millions)		(Years)
Property and equipment consist of the following:
Land	5	5	N/A
Buildings and improvements	48	51	10–40
Technology and communications	178	172	3–7
Machinery, production equipment and vehicles	309	287	3–9
Office equipment, furniture and fixtures	23	23	5–7
	563	538
Less accumulated depreciation	(367)	(356)
Net property and equipment	196	182

Depreciation of property and equipment, including depreciation of assets held under finance leases was $70 million, $73 million and $71 million for the years ended December 31, 2021, 2020 and 2019, respectively.

No fixed asset impairment charges were recorded in the years ended December 31, 2021, 2020 or 2019.

Fixed assets and intangible assets with finite lives are depreciated and amortized on a straight-line basis over their estimated useful lives. These lives are based on our previous experience for similar assets, potential market obsolescence and other industry and business data. As required by accounting standards for the impairment or disposal of long-lived assets, fixed assets and finite-lived intangible assets are tested for recoverability whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, an impairment loss would be recognized equal to the difference between the carrying amount and the fair value of the asset. Changes in the estimated useful lives or in the asset values could cause us to adjust its book value or future expense accordingly.

As required under accounting standards for goodwill and other intangibles, goodwill is not subject to amortization, and intangible assets with indefinite useful lives are not amortized until their useful lives are determined to no longer be indefinite. Goodwill and intangible assets that are not subject to amortization are subject to assessment for impairment by applying a fair-value based or qualitative test on an annual basis or more frequently if circumstances indicate a potential impairment.

Our goodwill resides in multiple reporting units and primarily consists of expected synergies in addition to the expansion of our geographic presence. Goodwill and indefinite-lived intangible assets, primarily trade names, are assessed annually for impairment on the first day of the fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstances. During the third quarter of 2021, based on a change in business direction and outlook, we performed an interim goodwill impairment test for a small reporting unit. As a result of this test, we recorded a non-cash goodwill impairment charge of approximately $3 million, representing the full amount of goodwill associated with this reporting unit. Our 2021, 2020 and 2019 annual impairment analyses, which were performed as of October 1 of each year, did not result in any goodwill or trade name impairments. See Note 4 to the consolidated financial statements for our goodwill and intangible assets balances.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” (codified within FASB Accounting Standards Codification (“ASC”) 842) which is the final standard on accounting for leases. We adopted the new lease guidance effective January 1, 2019, and elected certain of the available practical expedients upon adoption. See Note 12 for further discussion of our lease assets and liabilities.

We determine if an arrangement is a lease at inception. Operating leases are included in Operating lease right- of-use assets, Current portion of lease liability and Long-term lease liability on the Consolidated Statements of Financial Position. Finance leases are included in Property and equipment, net; Current portion of long-term debt and Long-term debt on the Consolidated Statements of Financial Position.

We lease a variety of facilities, principally in the US, for branch and service center operations and for office, storage and data processing space. Most of the property leases provide that we pay taxes, insurance and maintenance applicable to the leased premises. These leases are classified as operating leases. Our facilities leases have remaining lease terms of less than one year to 21 years, some of which may include options to extend the leases for up to 15 years, and some of which may include options to terminate the leases within one year. These lease agreements contain lease and non-lease components. Non-lease components include items such as common area maintenance. For facility leases, we account for the lease and non-lease components as a single lease component.

Additionally, our Fleet Agreement allows us to obtain fleet vehicles through a leasing program. These leases are classified as finance leases. Our vehicle leases have remaining lease terms of less than one year to six years. For vehicle leases, we account for the lease and non-lease components separately.

Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments, including fixed non-lease components, over the lease term at commencement date. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Generally, the lease term is the minimum noncancelable period of the lease, or the lease term inclusive of reasonably certain renewal periods. Lease expense for minimum lease payments and fixed non-lease components is recognized on a straight-line basis over the lease term.

As the rates implicit in our leases are not readily determinable, we use a collateralized incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments. We use the portfolio approach and group leases into categories by lease term length, applying the corresponding incremental borrowing rates to these categories of leases.

Restricted Cash

Restricted cash consists of cash held in trust as collateral under our automobile, general liability and workers’ compensation insurance program.

Financial Instruments and Credit Risk

We use derivative financial instruments to manage risks associated with changes in fuel prices and interest rates. We have entered into specific financial arrangements in the normal course of business to manage certain market risks, with a policy of matching positions and limiting the terms of contracts to relatively short durations. The effect of derivative financial instrument transactions could have a material impact on our financial statements. We do not hold or issue derivative financial instruments for trading or speculative purposes. In designating derivative financial instruments as hedging instruments under accounting standards, we formally document the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for the use of the hedging instrument. This documentation includes linking the derivatives to forecasted transactions. We assess at the time a derivative contract is entered into, and at least quarterly thereafter, whether the derivative item is effective in offsetting the projected changes in cash flows of the associated forecasted transactions.

We have historically hedged a significant portion of our annual fuel consumption. We have also historically hedged the interest payments on a portion of our variable rate debt through the use of interest rate swap agreements. These derivatives are classified as cash flow hedges, and, as such, the hedging instruments are recorded on the Consolidated Statements of Financial Position as either an asset or liability at fair value, with the effective portion of changes in the fair value attributable to the hedged risks recorded in accumulated other comprehensive income. Cash flows related to our derivatives are classified as operating activities in the Consolidated Statements of Cash Flows.

In March 2020, we entered into a cross-currency swap agreement to hedge our investment in Nomor against future volatility in the exchange rates between the Swedish krona and the US dollar. We designated this cross- currency swap as a qualifying hedging instrument and account for it as a net investment hedge. Under this method, for each reporting period, the change in fair value of the cross-currency swap is initially recognized in Accumulated other comprehensive income. We also entered into a cross-currency swap to manage the related foreign currency exposure from an intercompany loan denominated in Swedish krona. We designated this cross- currency swap as a qualifying hedging instrument and account for it as a cash flow hedge. Gains and losses from the change in fair value of the cross-currency swap are initially recognized in Accumulated other comprehensive income and reclassified to earnings to offset the foreign exchange impact created by the intercompany loan.

Financial instruments, which potentially subject us to financial and credit risk, consist principally of receivables. Most of our receivables and notes receivable have little concentration of credit risk due to the large number of customers with relatively small balances and their dispersion across geographical areas. We maintain an allowance for losses based upon the expected collectability of receivables, adjusted for the impact of economic factors, such as unemployment, are expected to have on the collectability of receivables, if necessary. We also hold long-term marketable securities as part of our deferred compensation plan, which are accounted for at fair value with adjustments recognized in Interest and net investment income in the Consolidated Statements of Operations and Comprehensive Income (Loss) in the period incurred. See Note 17 to the consolidated financial statements for information relating to the fair value of financial instruments.

Stock-Based Compensation

Stock-based compensation expense for stock options is estimated at the grant date based on an award’s fair value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the requisite service period. The Black-Scholes model requires various highly judgmental assumptions including expected volatility and option life. If any of the assumptions used in the Black-Scholes model change significantly, stock- based compensation expense for future grants may differ materially from that recorded in the current period related to options granted to date. In addition, we estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience. To the extent the actual forfeiture rate is different from the estimate, stock-based compensation expense is adjusted accordingly. See Note 16 to the consolidated financial statements for more details.

Income Taxes

We and our subsidiaries file consolidated US federal income tax returns. State and local returns are filed both on a separate company basis and on a combined unitary basis with the Company. Current and deferred income taxes are provided for on a separate company basis. We account for income taxes using an asset and liability approach for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts expected to be realized. We record a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in our tax return. We recognize potential interest income, interest expense and penalties related to uncertain tax positions in income tax expense.

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding. Diluted earnings per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period, increased to include the number of shares of common stock that would have been outstanding had potential dilutive shares of common stock been issued. The dilutive effect of stock options, restricted stock units (“RSUs”) and performance shares are reflected in diluted earnings per share by applying the treasury stock method. See Note 18 to the consolidated financial statements for more details.

Acquisitions

Acquisitions have been accounted for as business combinations using the acquisition method in accordance with ASC 805, “Business Combinations,” and, accordingly, the purchase price has been allocated to the acquired assets and liabilities assumed at their estimated fair values as of the acquisition dates. The fair value of customer relationships is identified using an income approach. The fair value of trade names acquired is identified using the relief from royalty method. Determining the fair value of intangible assets required the use of significant judgment, including the discount rates and the long-term plans about future revenues and expenses, capital expenditures and changes in working capital, which are dependent on information provided by the company acquired. After the purchase price is allocated, goodwill is recorded to the extent the total consideration paid for the acquisition exceeds the sum of the fair value of all assets and liabilities acquired. Asset acquisitions have been accounted for under ASU 2017-01, “Business Combinations (Topic 805)—Clarifying the Definition of a Business.” Determining the useful life of an intangible asset also requires judgment as different intangible assets will have different useful lives. The results of operations of the acquired businesses have been included in the consolidated financial statements since their dates of acquisition.

Reportable Segment

We have one reportable segment, our pest management and termite business. Our reportable segment is comprised of multiple operating segments, including Terminix and individual international subsidiaries. Each operating segment’s results are regularly reviewed by the chief executive officer, the chief operating decision maker. All operating segments have been aggregated into one reportable segment based on their similar economic characteristics, nature of services provided, type of customers and service distribution methods.

Newly Issued Accounting Standards

Adoption of New Accounting Standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This ASU requires entities to report “expected” credit losses on financial instruments and other commitments to extend credit rather than the current “incurred loss” model. These expected credit losses for financial assets held at the reporting date are to be based on historical experience, current conditions and reasonable and supportable forecasts. This ASU also requires enhanced disclosures relating to significant estimates and judgments used in estimating credit losses, as well as the credit quality. We adopted this ASU on January 1, 2020, and this adoption did not have a material impact on our financial condition or the results of our operations.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement.” Under ASU 2018-13, entities are required to disclose the amount of total gains or losses for the period recognized in other comprehensive income that is attributable to fair value changes in assets and liabilities held as of the balance sheet date and categorized within Level 3 of the fair value hierarchy. Additionally, the ASU requires the disclosure of the range and weighted average used to develop significant unobservable inputs and how the weighted average was calculated for fair value measurements categorized within Level 3 of the fair value hierarchy. We adopted this ASU on January 1, 2020, and this adoption had no impact to our disclosures. See Note 17 for further discussion of our Level 3 measurements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifiling the Accounting for Income Taxes,” which simplifies the accounting for income taxes by removing certain exceptions. The ASU is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years, and early adoption is permitted. We will adopt this ASU effective January 1, 2021. The adoption of this ASU did not have a significant impact to our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-03, “Codification Improvements.” This ASU does not prescribe any new accounting guidance, but instead makes minor improvements and clarifications of several different FASB Accounting Standards Codification areas based on comments and suggestions made by various stakeholders. Certain updates are applicable immediately while others provide for a transition period to adopt as part of the next fiscal year beginning after December 15, 2020. We adopted the updates, as applicable, in 2020, and this adoption did not have a material impact on our financial condition or the results of our operations.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” The ASU provides optional guidance to ease the potential burden in accounting for reference rate reform on financial reporting in response to the risk of cessation of the London Interbank Offered Rate (LIBOR). This amendment provides for optional expedients and exceptions for applying generally accepted accounting principles to contracts and hedging relationships that are affected by LIBOR and other reference rates. The ASU generally allows for a hedge accounting to continue if the hedge was highly effective or met other standards prior to reference rate reform. Entities are permitted to apply the amendments to all contracts, cash flow and net investment hedge relationships that exist as of March 12, 2020. The relief provided in this ASU is only available for a limited time, generally through December 31, 2022. Our debt agreement and interest rate swap that utilize LIBOR have not yet discontinued the use of LIBOR and, therefore, this ASU is not yet effective for us. To the extent our debt and interest rate swap arrangements change to another accepted rate, we will utilize the relief in this ASU to continue hedge accounting as we expect the remaining critical terms of our hedging relationship will still match.

In November 2020, the SEC issued Rule 33-10890, “Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information.” This rule is effective for our Annual Report on Form 10-K for the year ended December 31, 2021, and can be early adopted in its entirety as of February 10, 2021. The rule modernized, simplified and enhanced financial statement disclosures required by Regulation S-K. We early adopted all the provisions in the rule as of February 10, 2021 in the Annual Report on Form 10-K, which primarily resulted in the removal of the contractual obligations table, elimination of duplicative disclosures of legal matters and the simplification of our risk factors. In our Annual Report on Form 10-K for the year ended December 31, 2021 we adopted the remaining provisions including the removal of the Selected financial data and Quarterly operating results and simplification of certain discussions within Management’s Discussion and Analysis.

Accounting Standards Issued But Not Yet Effective

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and early adoption is permitted. We will adopt this ASU effective January 1, 2023. We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities About Government Assistance, which requires entities to provide disclosures on material government assistance transactions for annual reporting periods. The disclosures include information around the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity’s financial statements, and any significant terms and conditions of the agreements, including commitments and contingencies. The ASU is effective for fiscal years beginning after December 15, 2021 and only impacts annual financial statement footnote disclosures. Therefore, we do not expect the adoption to have a material effect on our consolidated financial statements.

We have reviewed all other recently issued, but not yet effective, accounting pronouncements and do not expect the future adoption of any such pronouncements will have a material impact on our financial condition or the results of our operations.

3.	Revenues

The following tables present our revenues, disaggregated by revenue source and geographic area. We disaggregate revenue from contracts with customers into major product lines. We have determined that disaggregating revenue into these categories achieves the disclosure objective to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

European Pest Management revenue is now presented within Commercial Pest Management, and prior periods have been reclassified to conform to the current period presentation.

Revenue by major service line is as follows:

	Year ended December 31.
(In millions)	2021	2020	2019
Major service line
Residential Pest Management	$738	$706	$683
Commercial Pest Management	549	522	441
Termite and Home Services	654	633	607
Sales of Products and Other	104	100	88
Total	$2,045	$1,961	$1,819

Revenue by geographic area is as follows:

	Year ended December 31.
	2021	2020	2019
United States	$1,911	$1,851	$1,767
International	134	111	52
Total	$2,045	$1,961	$1,819

At contract inception, we assess the goods and services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a good or service (or a bundle of goods and services) that is distinct. To identify the performance obligation, we consider all of the goods and services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices.

Deferred revenue represents a contract liability and is recognized when cash payments are received in advance of the performance of services, including when the amounts are refundable. Amounts are recognized as revenue upon completion of services.

Changes in deferred revenue for the years ended December 31, 2021 and 2020 were as follows (in millions):

(In millions)	Deferred revenue
Balance as of December 31, 2019	107
Deferral of revenue	129
Recognition of deferred revenue	(134)
Balance as of December 31, 2020	102
Deferral of revenue	154
Recognition of deferred revenue	(153)
Balance as of December 31, 2021	103

There was approximately $66 million recognized in the year ended December 31, 2021 that was included in the deferred revenue balance as of December 31, 2020. There was approximately $70 million of revenue recognized in the year ended December 31, 2020, that was included in the deferred revenue balance as of December 31, 2019.

Arrangements with Multiple Performance Obligations

Our contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenue to each performance obligation based on its relative standalone selling price. Any discounts given are allocated to the services to which the discounts relate.

Practical Expedients and Exemptions

We offer certain interest-free contracts to customers where payments are received over a period not exceeding one year. Additionally, certain Terminix customers may pay in advance for services. We do not adjust the promised amount of consideration for the effects of these financing components. At contract inception, the period of time between the performance of services and the customer payment is one year or less.

Revenue is recognized net of any taxes collected from customers which are subsequently remitted to taxing authorities.

We do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

Certain non-commission related incremental costs to obtain a contract with a customer are expensed as incurred because the amortization period would have been one year or less. These costs are included in Selling and administrative expenses on the Consolidated Statements of Operations and Comprehensive Income (Loss).

We utilize the portfolio approach to recognize revenue in situations where a portfolio of contracts has similar characteristics. The revenue recognized under the portfolio approach is not materially different than if every individual contract in the portfolio was accounted for separately.

Impact of ASC 606 on the Consolidated Financial Statements

During the year ended December 31, 2019, we corrected our calculation of deferred tax assets related to the adoption of ASC 606. As a result, approximately $3 million was recognized in Retained earnings in the Consolidated Statements of Financial Position. The adoption of ASC 606 had no significant impact on our cash flows. The aforementioned impacts resulted in offsetting shifts in cash flows from operations between net income (loss) and various change in working capital line items.

4.	Goodwill and Intangible Assets

The table below summarizes the goodwill balances:

(In millions)
Balance as of December 31, 2019	$2,096
Acquisitions	9
Purchase accounting adjustments	29
Impact of foreign exchange rates	12
Balance as of December 31, 2020	$2,146
Acquisitions	79
Impairments	(3)
Impact of foreign exchange rates	(11)
Balance as of December 31, 2021	$2,211

The table below summarizes the other intangible asset balances:

	Weighted
	Average	As of			As of
	Remaining	December 31, 2021			December 31, 2020
	Useful Lives		Accumulated			Accumulated
(In million)	(Years)	Gross	Amortization	Net	Gross	Amortization	Net
Trade names, indefinite	—	$888	$—	$888	888	$—	$888
Customer relationships	16	670	(484)	187	650	(454)	196
Trade names, finite, and
Other	7	71	(50)	22	70	(43)	27
Total		$1,630	$(533)	$1,097	$1068	$(497)	$1,111

Amortization expense of $40 million, $36 million and $25 million was recorded in the years ended December 31, 2021, 2020 and 2019, respectively. For the existing intangible assets, we anticipate amortization expense of $41 million, $36 million, $28 million, $22 million and $17 million in 2022, 2023, 2024, 2025 and 2026, respectively.

5.	Income Taxes

The components of income from continuing operations before income taxes are as follows:

	Year Ended December 31,
(In millions)	2021	2020	2019
US	184	46	76
Foreign	(4)	(5)	(12)
Income from Continuing Operations before Income Taxes	180	41	64

The reconciliation of income tax computed at the US federal statutory tax rate to our effective income tax rate for continuing operations is as follows:

	Year Ended December 31,
	2021	2020	2019
Tax at US federal statutory rate	21.0%	21.0%	21.0%
State and local income taxes, net of US federal benefit	6.6	15.1	2.6
Foreign rate differences	2.2	2.1	0.8
Tax credits	(1.1)	(5.2)	(3.5)
Realized (gain) loss on investment in frontdoor, inc.	—	—	(13.3)
Limitation on executive compensation	0.8	2.7	1.2
Excess tax benefits from stock-based compensation	(0.3)	0.3	(1.8)
Mobile Bay Formosan termite settlement	—	20.3	—
Tax reserves	(0.1)	(2.7)	0.3
Other items	1.2	3.7	0.2
Valuation Allowance	1.1	0.8	(0.2)
Effective rate	31.4%	58.1%	7.3%

The effective tax rate for discontinued operations for the years ended December 31, 2021, 2020 and 2019 was (90.6) percent, 26.6 percent and 24.1 percent, respectively. Income tax expense from continuing operations is as follows:

	Year Ended December 31,
(in millions)	2021	2020	2019
Current:
US federal	$10	6	(1)
Foreign	2	2	—
State and local	10	8	1
	23	16	1
Deferred:
US federal	26	8	4
Foreign	3	(2)	(1)
State and local	5	2	1
	34	8	4
Provision for income taxes	$57	$24	$5

Deferred income tax expense results from timing differences in the recognition of income and expense for income tax and financial reporting purposes. Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The deferred tax asset primarily reflects the impact of future tax deductions related to our accruals and certain net operating loss carryforwards. The deferred tax liability is primarily attributable to the basis differences related to intangible assets. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The valuation allowance for deferred tax assets as of December 31, 2021 and 2020 was $5 million and $8 million, respectively.

Significant components of our deferred tax balances are as follows:

	As of December 31,
(in millions)	2021	2020
Deferred tax (liabilities) assets:
Intangible assets(1)	$(361)	$(353)
Property and equipment	(39)	(32)
Operating lease right-of-use assets	(25)	(26)
Prepaid expenses and deferred customer acquisition costs	(26)	(25)
Receivables allowances	8	6
Self-insured claims and related expenses	5	2
Accrued liabilities	16	36
Other long-term obligations	6	13
Current portion of lease liability and long-term lease liability	27	28
Net operating loss and tax credit carryforwards	8	13
Less valuation allowance	(5)	(8)
Net Deferred taxes	$(387)	$(346)

(1)	The deferred tax liability relates primarily to the difference in the tax versus book basis of intangible assets. As of December 31, 2021 and December 31, 2020, we had $360 million and $335 million, respectively, of deferred tax liability included in this net deferred tax liability, that would only be paid in certain circumstances, including liquidation or sale of various subsidiaries of the Company.

As of December 31, 2021, we had deferred tax assets, net of valuation allowances, of $4 million for federal and state net operating loss and capital loss carryforwards, which expire at various dates up to 2040. We also had deferred tax assets, net of valuation allowances, of less than $1 million for federal and state credit carryforwards which expire at various dates up to 2026. The federal and state net operating loss carryforwards in the filed income tax returns included unrecognized tax benefits taken in prior years. The net operating losses for which a deferred tax asset is recognized for financial statement purposes in accordance with ASC 740 are presented net of these unrecognized tax benefits.

Included in the Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2019, is an adjustment to the Net assets distributed to frontdoor, inc. Our 2018 income tax provision included an estimate of the income taxes based on assumptions and available information at the time the 2018 financial statements were prepared. We adjusted our 2018 tax provision based on our income tax returns filed in the fourth quarter of 2019 to reflect the actual current and deferred taxes related to the Frontdoor distribution. The result was a decrease to our current taxes payable and a corresponding increase to Retained earnings.

As of December 31, 2021, 2020 and 2019, we have $13 million, $14 million and $14 million, respectively, of tax benefits primarily reflected in US federal and state tax returns that have not been recognized for financial reporting purposes (“unrecognized tax benefits”). At December  31, 2021 and 2020, $12 million and $13 million, respectively, of unrecognized tax benefits would impact the effective tax rate if recognized. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	Year Ended December 31,
	2021	2020	2019
Gross unrecognized tax benefits at beginning of period	$14	$14	$15
Decrease in tax positions for prior years		(2)
Increases in tax positions for current year		4	1
Settlements			(1)
Lapse in statute of limitations	(1)	(2)	(1)
Gross unrecognized tax benefits at end of period	$13	$14	$14

Based on information currently available, it is reasonably possible that over the next 12-month period unrecognized tax benefits may decrease by $3 million as the result of settlements of ongoing audits, statute of limitation expirations or final settlements of uncertain tax positions in multiple jurisdictions.

We file consolidated and separate income tax returns in the US federal jurisdiction and in many state and foreign jurisdictions. In the ordinary course of business, we are subject to review by domestic and foreign taxing authorities. For US federal income tax purposes, we participate in the IRS’s Compliance Assurance Process whereby our US federal income tax returns are reviewed by the IRS both prior to and after their filing. The US federal income tax returns filed through the year ended December 31, 2019 have been audited by the IRS. The IRS commenced pre-filing examinations of our US federal income tax returns for 2021 in the second quarter of 2021. One state tax authority is in the process of auditing a state unitary income tax return of the combined group. We are no longer subject to state and local or foreign income tax examinations by tax authorities for years before 2015, except for a pending refund claim related to 2008.

Our policy is to recognize potential interest and penalties related to tax positions within the tax provision. Total interest and penalties included in the consolidated statements of income are immaterial. As of both December 31, 2021 and 2020, we had accrued for the payment of interest and penalties of approximately $2 million.

We consider the earnings in our non-US subsidiaries to be indefinitely reinvested and, accordingly, recorded no deferred income taxes. While undistributed foreign earnings are no longer taxable under US tax principles, actual repatriation from our non-US subsidiaries could still be subject to additional foreign withholding taxes and US state taxes. Cash associated with indefinitely reinvested foreign earnings was approximately $29 million and $41 million as of December 31, 2021 and 2020, respectively.

6.	Acquisitions

2021

During the year ended December 31, 2021, we completed 16 acquisitions. The total purchase price for these acquisitions was $116 million. We used cash on hand to fund $104 million and there are $12 million of deferred purchase price and earnouts contingent on the successful achievement of various metrics due to the sellers between one year and three years from the acquisition dates. The deferred purchase price and earnouts are recorded at fair value on the Consolidated Statements of Financial Position. All acquisitions were accounted for as business combinations. We recorded goodwill of $79 million and other intangibles, primarily customer relationships, of $31 million. The purchase price allocations for these acquisitions will be finalized no later than one year from the respective acquisition dates. For incomplete purchase price allocations, we are evaluating working capital balances, the intangible and tangible assets acquired, and the appropriate useful lives to assign to all assets, including intangibles. We also completed approximately $9 million of funding for a minority interest investment, approximately $8 million of which was included in Accrued liabilities—Other on the Consolidated Statements of Financial Position as of December 31, 2020. We also reversed $4 million of contingent consideration as the contingency was not met, which was recorded within Acquisition-related costs (adjustments) in the Condensed Consolidated Statements of Operations and Comprehensive Income.

2020

During the year ended December 31, 2020, we completed 12 acquisitions. The total purchase price for these acquisitions and final funding for eight minority investments was $43 million. We used cash on hand to fund $36 million which included $18 million for acquisitions, as well as $18 million for final funding for two pest management acquisitions and minority interests completed in 2019 that were included in Accrued liabilities—Other on the Consolidated Statements of Financial Position as of December 31, 2019. We recorded $7 million of deferred purchase price and earnouts contingent on the successful achievement of various metrics due to the sellers between one year and three years from the acquisition dates. The deferred purchase price and earnouts are recorded at fair value on the Consolidated Statements of Financial Position. As of December 31, 2020, we recorded goodwill of $9 million and other intangibles, primarily customer relationships, of $9 million. As of December 31, 2021, all purchase price allocations for 2020 acquisitions were completed, resulting in no changes to goodwill and intangibles.

2019

During the year ended December 31, 2019, we completed 39 acquisitions (the “2019 Acquisitions”) for an aggregate purchase price of $497 million, net of $12 million of cash acquired, using available cash on hand and borrowings under our then existing revolving credit facility. Business acquisitions, net of cash acquired, on the Consolidated Statements of Cash Flows also includes approximately $9 million for minority investments made in eight pest control companies.

Nomor

On September 6, 2019, we acquired Nomor and Pelias, a leading provider of pest management services in Sweden and Norway, for approximately 2 billion Swedish krona (approximately $198 million using the September 6, 2019 exchange rate, net of approximately $9 million of cash acquired). This strategic acquisition launched our expansion into the European pest management market. We funded the acquisition using cash on hand and proceeds from a $120 million borrowing under our then-existing revolving credit facility. We recognized approximately $4 million of Acquisition-related costs on the Consolidated Statements of Operations and Comprehensive Income related to our acquisition of Nomor in the year ended December 31, 2019.

The allocation of the purchase price was as follows:

(In millions)
Current assets(1)	$11
Property and equipment	6
Goodwill	153
Identifiable intangible assets(2)	66
Current liabilities(3)	(20)
Long-term liabilities(4)	(19)
Total purchase price	$198

(1)	Primarily trade receivables and net of approximately $9 million of cash acquired.

(2)	Primarily customer lists.

(3)	Primarily advanced collections from customers.

(4)	Includes $15 million of deferred tax liabilities recognized as a result of tax basis differences in intangible assets.

The following unaudited pro forma consolidated financial information presents the combined operations of Terminix and Nomor for the year ended December 31, 2019, as if the acquisition had occurred at the beginning of 2018:

Unaudited Year Ended
(In millions, except per share data)	2019
Consolidated revenue	$1,854
Consolidated net income (loss)	$137
Basic earnings (loss) per share	$1.01
Diluted earnings (loss) per share	$1.00

ASC 805, “Business Combinations,” establishes guidelines regarding the presentation of the unaudited pro forma information. Therefore, this unaudited pro forma information is not intended to represent, nor do we believe it is indicative of, the consolidated results of operations of Terminix that would have been reported had the acquisition been completed at the beginning of 2018. This unaudited pro forma information does not give effect to the anticipated business and tax synergies of the acquisition and is not representative or indicative of the anticipated future consolidated results of operations of Terminix.

The unaudited pro forma consolidated financial information reflects our historical financial information and the historical results of Nomor, after the conversion of Nomor’s accounting methods from local reporting standards to US generally accepted accounting principles and adjusted to reflect the acquisition had it been completed as of the beginning of 2018. The most significant adjustments made to the pro forma financial information are the inclusion of $4 million of acquisition-related costs as if incurred in the first quarter of 2018, estimated quarterly interest expense of approximately $1 million related to financing obtained for the transaction and the estimated tax impact of these pro forma adjustments.

Supplemental cash flow information regarding our acquisitions is as follows:

	Year Ended December 31,
(In millions)	2021	2020	2019
Assets acquired	$118	$43	$590
Liabilities assumed	(2)	—	(56)
Net assets acquired(1)	$116	$43	$535
Net cash paid	$104	$36	$497
Seller financed debt	12	7	38
Purchase price	$116	$43	$535

(1)	Includes approximately $21 million of deferred tax liabilities in the year ended December 31, 2019, as a result of tax basis differences in intangible assets.

7.	Discontinued Operations

ServiceMaster Brands Divestiture Group

In January 2020, we announced we were exploring strategic alternatives related to ServiceMaster Brands in order to focus on our core pest management and termite business. On October 1, 2020, we completed the sale of the ServiceMaster Brands Divestiture Group for $1,541 million, resulting in a gain of approximately $494 million, net of taxes. The gain is recorded in net earnings from discontinued operations. A portion of the proceeds was used to retire $750 million of our 5.125% Notes due 2024.

The historical results of the ServiceMaster Brands Divestiture Group, including the results of operations, cash flows and related assets and liabilities, are reported as discontinued operations for all periods presented herein. For all periods after the sale, discontinued operations includes the gain on sale and incidental costs to complete the sale.

In connection with the sale of the ServiceMaster Brands Divestiture Group, the Company and Roark entered into a transition services agreement (“TSA”) whereby the Company provided certain post-closing services to Roark and ServiceMaster Brands related to the business of ServiceMaster Brands. The charges for the transition services were designed to allow us to fully recover the direct costs of providing the services, plus specified margins and any out-of-pocket costs and expenses. The Company and Roark also entered into a sublease agreement whereby ServiceMaster Brands subleases a portion of our corporate headquarters in Memphis, Tennessee. We recognized approximately $1 million and $6 million of TSA fees, rental income and other cost reimbursements in Selling and administrative expenses on the Consolidated Statements of Operations and Comprehensive Income (Loss) in the years ended December 31, 2021 and 2020, respectively. Payments received for TSA fees, other cost reimbursements and under the sublease agreement for rental income were $5 million and $1 million in the years ended December 31, 2021 and 2020, respectively. At December 31, 2021, we have a receivable from ServiceMaster Brands for less than $1 million included in Receivables on the Consolidated Statements of Financial Position.

Financial Information for Discontinued Operations

Net earnings from discontinued operations for all periods presented includes the operating results of the ServiceMaster Brands Divestiture Group.

The operating results of discontinued operations are as follows:

	Year Ended December 31,
(In millions)	2021	2020	2019
Revenue	$—	$198	$258
Cost of services rendered and products sold	—	93	110
Operating expenses(1)	1	56	58
Interest and net investment income	—	—	(1)
Income before income taxes	(1)	50	91
Provision for income taxes	—	12	22
Gain on sale, net of income taxes	(1)	(494)	—
Net earnings from discontinued operations	$(1)	$531	$69

(1)	Includes $18 million of professional fees and other costs incurred in connection with the strategic evaluation and ultimate sale of the ServiceMaster Brands Divestiture Group in the year ended December 31, 2020.

The following selected financial information of the ServiceMaster Brands Divestiture Group and Frontdoor is included in the Consolidated Statements of Cash Flows as cash flows from discontinued operations:

	Year Ended December 31,
(In millions)	2021	2020	2019
Depreciation	$—	$—	$4
Amortization	$—	$1	$4
Cash (received from) paid for income taxes	$(18)	$372	$—
Capital expenditures	$—	$2	$4

We incurred restructuring charges of $19 million ($15 million, net of tax) and $16 million ($12 million, net of tax) and $12 million ($9 million, net of tax) for the years ended December 31, 2021, 2020 and 2019, respectively. Restructuring charges are comprised of the following:

	Year Ended December 31,
(In millions)	2021	2020	2019
Severance(1)	$7	$6	$5
Costs related to our proposed acquisition by	$7	$—	$—
Other(2)	$5	$9	$7
Total restructuring charges	$19	$16	$12

(1)	Includes severance and related charges to align functions after the sale of the ServiceMaster Brands Divestiture Group and the American Home Shield spin-off, enhance field operations and corporate capabilities and reduce costs in our corporate functions that provide administrative services to support operations.

(2)	Primarily owned building and operating lease right-of-use asset impairment charges, costs to simplify our back-office and align as a singularly focused pest management company following the sale of the ServiceMaster Brands Divestiture Group and the American Home Shield spin-off and other exit costs. For the year ended December 31, 2020, these charges included $3 million of impairment charges related to our former call center right of use assets and rent expense on leases we exited before the end of the lease term and retention bonuses to teammates key to affect the sale of the ServiceMaster Brands Divestiture Group of $1 million. For the year ended December 31, 2019, these charges included $3 million of accelerated depreciation on systems we are replacing with the implementation of our customer experience platform.

The pretax charges discussed above are reported in Restructuring charges in the Consolidated Statements of Operations and Comprehensive Income (Loss).

A reconciliation of the beginning and ending balances of accrued restructuring charges, which are included in Accrued liabilities—Payroll and related expenses and Other on the Consolidated Statements of Financial Position, is presented as follows:

(In millions)	Accrued Severance Charges	Accrued Merger Related Charges	Accrued Other Charge	Total Accrued Restructuring Charges
Balance as of December 31, 2019	$1	$—	1	1
Costs incurred	6		9	16
Costs paid or otherwise settled	(5)		(10)	(15)
Balance as of December 31, 2020	2		—	2

Costs incurred	7	7	5	19
Costs paid or otherwise settled	$(7)		(5)	(12)
Balance as of December 31, 2021	2	$7	$—	9

We expect substantially all of our accrued restructuring charges to be paid within one year.

Other Charges

Other charges represent professional fees incurred that are not closely associated with our ongoing operations. Other charges were $2 million ($2 million, net of tax) for the year ended December 31, 2019. We incurred no such other charges for the year ended December 31, 2021 or 2020.

9.	Commitments and Contingencies

In the normal course of business, we periodically enter into agreements that incorporate indemnification provisions. While the maximum amount to which we may be exposed under such agreements cannot be estimated, we do not expect these guarantees and indemnifications to have a material effect on our business, financial condition, results of operations or cash flows.

We carry insurance policies on insurable risks at levels that we believe to be appropriate, including workers’ compensation, automobile and general liability risks. We purchase insurance policies from third-party insurance carriers, which typically incorporate significant deductibles or self-insured retentions. We are responsible for all claims that fall below the retention limits, exceed our coverage limits or are otherwise not covered by our insurance policies. In determining our accrual for self-insured claims, we use historical claims experience to establish both the current year accrual and the underlying provision for future losses. This actuarially determined provision and related accrual include known claims, as well as incurred but not reported claims. We adjust our estimate of accrued self-insured claims when required to reflect changes based on factors such as changes in health care costs, accident frequency and claim severity.

A reconciliation of beginning and ending accrued self-insured claims, which are included in Accrued liabilities—Self-insured claims and related expenses and Other long-term obligations, primarily self-insured claims on the Consolidated Statements of Financial Position, net of insurance recoverables, which are included in Prepaid expenses and other assets and Other assets on the Consolidated Statements of Financial Position, is presented as follows:

(In millions)	Accrued Self-insured Claims, Net
Balance as of December 31, 2019	$111
Provision for self-insured claims	44
Cash payments	(29)
Balance as of December 31, 2020	126
Provision for self-insured claims	36
Cash payments	(32)
Balance as of December 31, 2021	$130

Our business is subject to a significant number of damage claims related to termite activity in homes for which we provide termite control services, often accompanied by a termite damage warranty. We believe our termite damage warranty is a differentiator in the industry that has enabled us to become the market leader of this product line. Damage claims include Non-litigated Claims and Litigated Claims. In recent years, we have experienced higher Non-litigated Claims activity concentrated in the Mobile Bay Area of the United States related to Formosan termites, an invasive species, which has driven higher Non-litigated Claims expense. In addition, since the beginning of 2017, we have been served with an increasing number of Litigated Claims, again primarily concentrated in the Mobile Bay Area and related to Formosan termite activity, which has driven higher Litigated Claim expense. Some plaintiffs have sought to demonstrate a pattern and practice of fraud in connection with Litigated Claims and have sought awards, in addition to repair costs, which included punitive damages and damages for mental anguish. We defend these Litigated Claims vigorously, and we are taking decisive actions to mitigate increasing claims costs, however, we cannot give assurance that these mitigation actions will be effective in reducing claims or costs related thereto, nor can we give assurance that lawsuits or other proceedings related to termite damage claims will not materially affect our reputation, business, financial position, results of operations and cash flows. We accrue for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Current activity can differ, causing a change in estimates which could be material.

During the fourth quarter of the year ended December 31, 2019, we recorded a change in estimate of our reserve for termite damages for Litigated Claims and Non-litigated Claims in the amount of $53 million as further described below.

A reconciliation of beginning and ending accrued Litigated Claims, which are included in Accrued liabilities—Other and Other long-term obligations, primarily self-insured claims on the Condensed Consolidated Statements of Financial Position, and Non-litigated Claims, which are included in Accrued liabilities—Self-insured claims and related expenses on the Condensed Consolidated Statements of Financial Position, is presented as follows:

(In millions)	Accrued Termite Damage Claims
Balance as of December 31, 2019	$80
Provision for termite damage claims	54
Cash payments	(62)
Balance as of December 31, 2020	72
Provision for termite damage claims	63
Cash payments	(63)
Balance as of December 31, 2021	$72

2019 Change in Estimate

Beginning in 2018, we began being served with an increasing number of termite damage claims related lawsuits in certain geographies. Some plaintiffs have sought to demonstrate a pattern and practice of fraud in connection with these claims and have sought awards, in addition to repair costs, which included punitive damages and damages for mental anguish.

In early 2020 we completed a detailed statistical analysis of our recent termite damage claims history and case results using the increased number of claims and concluded that given a then statistically meaningful population of outstanding Litigated Claims and sufficient history of resolving claims with similar attributes we were able to calculate an initial “best” estimate of the outcome of most of our cases based on variables known at the time each case is filed and not after a period of discovery which historically informed our estimates. As a result of this new estimation technique, we recorded a change in estimate of our reserve in the amount of $45 million in the year ended December 31, 2019.

At the same time, we also began utilizing the aforementioned statistical analysis to evaluate our warranty reserves for Non-litigated Claims. The resulting estimation technique projects the cost to settle Non-litigated Claims considering both the expected geographic distribution of current and future claims and their relative cost to settle. Based on this review we recorded a change in estimate related to our reserve for Non-litigated Claims in the amount of $8 million in the year ended December 31, 2019.

Mobile Bay Formosan Termite Settlement

In March 2019, Company representatives met with the AL AG and other Alabama state representatives to discuss termite renewal pricing changes we made in the Mobile Bay Area in 2019 and explain the Company’s perspective that the price increases complied with the ADTPA. Subsequently, in September 2019, we received a subpoena (the “AL Subpoena”) from the AL AG requesting documents and information under the ADTPA related to our Formosan termite business practices in the Mobile Bay area, largely focused on the termite renewal pricing changes we made in the Mobile Bay Area in 2019. Although the AL Subpoena requested broader information than that related to termite renewal pricing changes, we determined based on our prior interactions and evaluation of the matter that any potential exposure was not material to the Company. Over the course of several months, the Company produced the documents and information requested by the AL Subpoena. In August 2020, the AL AG expressed for the first time their belief that the Company’s inspection and treatment practices may have violated the ADTPA, and that they anticipated imposing certain potential unquantified remedies. In an effort to better understand these matters raised by the AL AG, Company representatives met with the AL AG in September 2020, at which point the AL AG provided details regarding the scope of the alleged potential ADTPA violations and of the potential remedies and the potential economic scope of those remedies. Following the September 2020 meeting with the AL AG, the Company determined that the inquiry could be material to its operations and financial results. In October 2020, Company representatives again met with the AL AG and the AL AG verbally presented allegations of ADTPA violations related to the 2019 price increase and certain inspection and treatment practices, as well as a draft consent decree to resolve those allegations. Over the next two weeks, the Company and the AL AG engaged in intensive negotiations and, on November 4, 2020, the Company entered into the Settlement with the AL AG.

The Settlement provides for: immediate remediation measures to be provided directly to current and former customers in the Mobile Bay Area, including refunds of certain price increases, rebates to certain former customers, the establishment of a $25 million consumer fund and a related receiver to oversee our compliance with these commitments and to act as an arbitrator for certain Non-litigated Claims; the reimbursement of certain investigative and monitoring costs incurred by the Attorney General’s office and the Department of Agriculture and Industries; and a university endowment intended to support termite and pest management research with an emphasis on Formosan termite research. The Company has also agreed to pay the state of Alabama $19 million as a negotiated settlement.

In the year ended December 31, 2020, the Company recorded a charge of $49 million and reduction of revenue of $4 million related to these remediation measures. We continually update our estimates based on information currently available. As a result, we incurred $4 million of additional costs related to the Mobile Bay Formosan termite settlement in the year ended December 31, 2021, related to an increase in the projected customer response regarding certain remedies mandated by the Settlement. These charges represent our best estimate and may change based on a variety of factors, including acceptance rates by current and former customers of the agreed remediation measures, and these changes could be material to our financial results.

Pursuant to the Settlement, we have also agreed to provide the opportunity to reinstate service for certain customers who canceled their services during specified timeframes as well as the retreatment of certain customer premises and a commitment to certain specified response and remediation timeframes for future termite damage claims. We do not expect the financial impact of these remedies to have a material impact on our prospective results of operations or cash flows.

In accordance with the Settlement, the Company funded the $25 million consumer fund, from which certain monetary liabilities from settlements of, or judgments in, the covered Settlement are paid by the fund’s receiver. The amount in the consumer fund is held in escrow by the receiver and is classified as a deposit within Prepaid expenses and other assets and with an offsetting liability recorded within Accrued liabilities—Other on the Consolidated Statements of Financial Position.

In the year ended December 31, 2020, we made $49 million of payments in connection with our settlement with the AL AG, which are reflected as Payments on Mobile Bay Formosan termite settlement on the Consolidated Statements of Cash Flows.

State of Mississippi Formosan Termite Litigation

On April 22, 2021, the State of Mississippi brought litigation against us related to our termite inspection and treatment practices. The Company disputes the claims made in the litigation and intends to defend the matter vigorously. However, given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for success on the merits, the Company cannot predict with certainty the outcome of the Mississippi litigation.

Fumigation Related Matters

On December 16, 2016, the US Virgin Islands Department of Justice filed a civil complaint in the Superior Court of the Virgin Islands related to the aforementioned fumigation incident in a matter styled Government of the United States Virgin Islands v. The ServiceMaster Company, LLC, The Terminix International Company Limited Partnership, and Terminix International USVI, LLC (collectively, “the Parties”). On November 15, 2021, the Parties reached a settlement agreement whereby the Company agreed to pay $3 million to the Government of the United States Virgin Islands.

On January 20, 2017, TMX USVI and TMX LP, each an indirect, wholly-owned subsidiary of the Company, entered into a revised Plea Agreement in connection with the investigation initiated by the DOJ into allegations that a local Terminix branch used methyl bromide as a fumigant at a resort in St. John, US Virgin Islands. Under the terms of sentencing handed down on November 20, 2017, (i) TMX USVI and TMX LP each paid a fine of $4.6 million (total of $9.2 million); (ii) TMX USVI and TMX LP paid a total of $1.2 million to the EPA for costs incurred by the EPA for the response and clean-up of the affected units at the resort in St. John; and (iii) both TMX USVI and TMX LP will serve a five year probation period. In lieu of the $1 million community service payment that was proposed in the Plea Agreement, the court required TMX USVI and TMX LP to provide for training certification courses with respect to pesticide application and safety in the US Virgin Islands until November 2022.

Other Litigation

In addition to the matters discussed above, in the ordinary course of conducting business activities, we and our subsidiaries become involved in judicial, administrative and regulatory proceedings involving both private parties and governmental authorities. These proceedings include insured and uninsured matters that are brought on an individual, collective, representative and class action basis, or other proceedings involving regulatory, employment, general and commercial liability, automobile liability, wage and hour, environmental and other matters. We have entered into settlement agreements in certain cases, including with respect to putative collective and class actions, which are subject to court or other approvals. If one or more of our settlements are not finally approved, we could have additional or different exposure, which could be material. Subject to the paragraphs below, we do not expect any of these proceedings to have a material effect on our reputation, business, financial position, results of operations or cash flows; however, we can give no assurance that the results of any such proceedings will not materially affect our reputation, business, financial position, results of operations and cash flows.

10.	Employee Benefit Plans

Discretionary contributions to our 401(k) plan were made in the amount of $16 million, $14 million and $14 million for the years ended December 31, 2021, 2020 and 2019, respectively.

11.	Long-Term Debt

Long-term debt is summarized in the following table:

	As of December 31,
(In millions)	2021	2020
Senior secured term loan facility maturing in 2026(1)	540	539
7.45% notes maturing in 2027(2)	172	169
7.25% notes maturing in 2038(3)	41	41
Vehicle finance leases(4)	119	95
Other(5)	26	77
Less current portion(6)	(50)	(94)
Total long-term debt	$849	$826

(1)	As of December 31, 2021 and 2020, presented net of $6 million and $7 million, respectively, in unamortized debt issuance costs and $1 million and $1 million, respectively, in unamortized original issue discount paid as described below under “—Term Loan Facility.”

(2)	As of December 31, 2021 and 2020, presented net of $14 million and $17 million, respectively, in unamortized fair value adjustments related to purchase accounting, which increases the effective interest rate from the coupon rates shown above.

(3)	As of December 31, 2021 and 2020, presented net of $8 million and $8 million, respectively, in unamortized fair value adjustments related to purchase accounting, which increases the effective interest rate from the coupon rates shown above.

(4)	We have entered into the Fleet Agreement which, among other things, allows us to obtain fleet vehicles through a leasing program. All leases under the Fleet Agreement are finance leases for accounting purposes. The lease rental payments include an interest component calculated using a variable rate based on one-month LIBOR plus other contractual adjustments and a borrowing margin ranging from 1.25% to 2.45%.

(5)	As of December 31, 2021 and 2020, includes approximately $26 million and $76 million, respectively, of future payments in connection with acquisitions.

(6)	We paid approximately $50 million of deferred purchase price and earnout related to the 2018 purchase of Copesan in the second quarter of 2021.

Term Loan Facility

On November  5, 2019, we closed on an amended $600 million Term Loan B due 2026, as well as a $400 million revolving credit agreement due 2024 (the “Amended Term Loan Facility”). The proceeds of the transaction were used to repay approximately $171 million of debt outstanding under our previous Term Loan B due 2023, $120 million outstanding under our previous revolving credit agreement due 2021, as well as $150 million from a recent short-term borrowing entered on October 4, 2019. In addition, $6 million of proceeds was used to pay debt issuance costs of $5 million and original issue discount of $1 million. In connection with the repayment, we recorded a loss on extinguishment of debt of $1 million which includes the write-off of debt issuance costs.

In connection with the repayment of our previous Term Loan B due 2023, we terminated our then existing interest rate swap agreement, receiving $12 million. The fair value of the terminated agreement of $12 million is recorded within accumulated other comprehensive income on the Consolidated Statements of Financial Position and will be amortized into interest expense over the original term of the agreement.

Concurrent with the refinancing, we entered into a seven-year interest swap agreement effective November 5, 2019. The notional amount of the agreement is $550 million, of which $546 million remains in effect as of December 31, 2021. Under the terms of the agreement, we will pay a fixed rate of interest of 1.615% on the remaining notional amount, and we will receive a floating rate of interest (based on one-month LIBOR, subject to a floor of zero percent) on the notional amount. Therefore, during the remaining term of the agreement, the effective interest rate on $546 million of the new Term Loan B is fixed at a rate of 3.365%.

On September 30, 2020, we amended our Term Loan B agreement to permit proceeds from the sale of the ServiceMaster Brands Divestiture Group to be used to retire subordinated debt or pay shareholder returns. In connection with the amendment, we made an advanced amortization payment of $51 million and terminated $4 million of our interest rate swap. The amendment was treated as a debt modification. We recorded $2 million in debt issuance costs related to the amendment. Such advanced amortization payment resulted in a loss on extinguishment of debt of $1 million for the year ended December 31, 2020.

The interest rates applicable to the loans under the Amended Term Loan Facility are based on a fluctuating rate of interest measured by reference to either, at the borrower’s option, (i) an adjusted London inter-bank offered rate (“LIBOR”) plus 1.75% per annum, or (ii) an alternate base rate (“ABR”) plus 0.75% per annum. Voluntary prepayments of borrowings under the Amended Term Loan Facility are permitted at any time, in minimum principal amounts, without premium or penalty.

The Term Loan Facility and the guarantees thereof are secured by substantially all of the tangible and intangible assets of the Company and certain of our domestic subsidiaries, excluding certain subsidiaries subject to regulatory requirements in various states, including pledges of all the capital stock of all direct domestic subsidiaries (other than foreign subsidiary holding companies, which are deemed to be foreign subsidiaries) owned by the Company or any Guarantor and of up to 65% of the capital stock of each direct foreign subsidiary owned by the Company or any Guarantor. The Term Loan Facility security interests are subject to certain exceptions, including, but not limited to, exceptions for (i) equity interests, (ii) indebtedness or other obligations of subsidiaries, (iii) real estate or (iv) any other assets, if the granting of a security interest therein would require that the 7.45% Notes maturing in 2027 or 7.25% Notes maturing in 2038 be secured. The Term Loan Facility is secured on a pari passu basis with the security interests created in the same collateral securing the Revolving Credit Facility.

Interest Rate Swap Agreements

We have historically entered into interest rate swap agreements. Under the terms of these agreements, we pay a fixed rate of interest on the stated notional amount and receive a floating rate of interest (based on one month LIBOR) on the stated notional amount. Therefore, during the term of the swap agreements, the effective interest rate on the portion of the term loans equal to the stated notional amount is fixed at the stated rate in the interest rate swap agreements plus the incremental borrowing margin.

The changes in interest rate swap agreements, as well as the cumulative interest rate swaps outstanding, are as follows:

	Notional Amount	Weighted Average Fixed(1)
Interest rate swap agreements in effect as of December 31, 2019	550	1.615%
Terminated	(4)
Entered into effect	—
Interest rate swap agreements in effect as of December 31, 2020	546	1.615%
Terminated	—
Entered into effect	—
Interest rate swap agreements in effect as of December 31, 2021	546	1.615%

(1)  Before the application of the applicable borrowing margin

In accordance with accounting standards for derivative instruments and hedging activities, and as further described in Note 17 to the consolidated financial statements, these interest rate swap agreements are classified as cash flow hedges, and, as such, the hedging instruments are recorded on the Consolidated Statements of Financial Position as either an asset or liability at fair value, with the effective portion of the changes in fair value attributable to the hedged risks recorded in Accumulated other comprehensive income (loss).

Extinguishment of Debt and Repurchase of Notes

On November 16, 2020, we used a portion of the proceeds from the sale of ServiceMaster Brands and retired all $750 million of our existing 5.125% Notes due 2024, plus applicable accrued interest. In connection with the retirement of the Notes, we paid a prepayment penalty of approximately $19 million. In connection with the retirement, we recorded a loss on extinguishment of debt of $25 million, which includes the prepayment penalty and the write-off of debt issuance costs.

On March 12, 2019, we borrowed an aggregate principal amount of $600 million under a short-term credit facility to effectuate a debt-for-equity exchange of our Frontdoor retained shares. The proceeds of this short- term credit facility were used to repay $468 million aggregate principal amount of term loans outstanding under our senior secured term loan facility in March and April of 2019. Such prepayments resulted in a loss on extinguishment of debt of $4 million for the year ended December 31, 2019.

On March  27, 2019, we completed a non-cash debt-for-equity exchange in which we exchanged the 16.7 million retained shares of Frontdoor common stock (proceeds of $486 million, net), plus used $114 million of proceeds from the short-term credit facility, to extinguish $600 million of our indebtedness under the short- term credit facility. The sale of the Frontdoor common stock resulted in a realized gain of $40 million, which was recorded within (Gain) loss on investment in frontdoor, inc. on the consolidated statements of operations and comprehensive income for the year ended December 31, 2019.

In March 2019, we purchased approximately $7 million in aggregate principal amount of our 7.45% Notes maturing in 2027 at a price of 105.5% and $3 million in aggregate principal amount of our 7.25% Notes maturing in 2038 at a price of 99.5% using available cash. The repurchased notes were delivered to the trustee for cancellation. In connection with these partial repurchases, we recorded a loss on extinguishment of debt of $2 million in the year ended December 31, 2019.

In April 2019, we purchased $1 million in aggregate principal amount of our 7.45% Notes maturing in 2027 at a price of 105.5%.

Revolving Credit Facility

On November 8, 2016, we entered into a $300 million Revolving Credit Facility (the “Old Revolving Credit Facility”). The maturity date for the Old Revolving Credit Facility was November 8, 2021. The Old Revolving Credit Facility provided for senior secured revolving loans and stand-by and other letters of credit. The Old Revolving Credit Facility limited outstanding letters of credit to $225 million.

On September 5, 2019, we borrowed an aggregate principal amount of $120 million under the Old Revolving Credit Facility to finance our acquisition of Nomor. On November 5, 2019, we repaid the $120 million outstanding.

On December 12, 2019, in connection with our refinancing, we terminated the Old Revolving Credit Facility and entered into a $400 million Revolving Credit Facility. The maturity date for the Revolving Credit Facility is November 5, 2024. The Revolving Credit Facility provides for senior secured revolving loans and stand-by and other letters of credit. The Revolving Credit Facility limits outstanding letters of credit to $125 million. As of December 31, 2021, there were $22 million of letters of credit outstanding and $378 million of available borrowing capacity under the Revolving Credit Facility.

On October 5, 2021, we borrowed an aggregate principal amount of $50 million under the Revolving Credit Facility. On December 30, 2021, we repaid the $50 million outstanding.

The Revolving Credit Facility and the guarantees thereof are secured by the same collateral securing the Tenn Loan Facility, on a pari passu basis with the security interests created in the same collateral securing the Term Loan Facility.

The interest rates applicable to the loans under the Revolving Credit Facility are based on a fluctuating rate of interest measured by reference to either, at our option, (i) an adjusted LIBOR plus a margin of 1.75% per annum or (ii) an alternate base rate plus a margin of 1.50 per cent. per annum.

Other

The agreements governing the Term Loan Facility and the Revolving Credit Facility contain certain covenants that, among other things, limit or restrict the incurrence of additional indebtedness, liens, sales of assets, certain payments (including dividends) and transactions with affiliates, subject to certain exceptions. We were in compliance with the covenants under these agreements at December 31, 2021.

As of December 31, 2021, future scheduled long-term debt payments are $50 million, $34 million, $27 million, $21 million, and $558 million for the years ended December 31, 2022, 2023, 2024, 2025 and 2026 respectively.

12.	Leases

As of December 31, 2021 and 2020, assets recorded under finance leases were $277 million and $249 million, respectively, and accumulated depreciation associated with finance leases was $159 million and $155 million, respectively.

The components of lease expense were as follows:

	Year ended December 31,
(In millions)	2021	2020	2019
Finance lease cost
Depreciation of finance lease liabilities	$42	$39	$35
Interest on finance lease liabilities	2	3	5
Operating lease cost	21	25	26
Variable lease cost	2	2	3
Sublease income	(4)	(3)	(2)
Total lease cost	$63	$66	$67

Supplemental cash flow information and other information for leases was as follows:

	Year ended December 31,
(In millions)	2021	2020	2019
Cash paid for amounts included in the measurement of lease
Operating cash flows for operating leases	$24	$27	$24
Operating cash flows for finance leases	$2	$3	$5
Financing cash flows for finance leases	$40	$38	$34
ROU assets obtained in exchange for lease obligations:
Operating leases	$14	$4	$12
Finance leases	$65	$36	$43
Weighted Average Remaining Lease Term (in years):
Operating leases	9.76	10.52	10.58
Finance leases	3.96	3.44	3.34
Weighted Average Discount Rate
Operating leases	5.23%	5.30%	5.55%
Finance leases	4.65%	4.86%	4.13%

As of December 31, 2021 and 2020, there were $37 million and $35 million of finance leases included within Current portion of long-term debt, and $82 million and $60 million of finance leases included within Long-term debt on the Consolidated Statements of Financial Position, respectively. As of December 31, 2021, we have additional vehicle finance leases that have not yet commenced of $0.2 million. These leases are scheduled to commence in 2022 with lease terms generally of five years.

Future minimum lease payments under non-cancellable leases as of December 31, 2021 were as follows:

(In millions)	Operating Leases(1)	Finance Leases
Year ended December 31,
2022	23	$38
2023	19	32
2024	15	23
2025	13	17
2026	10	12
Thereafter	64	2
Total future minimum lease payments	143	125
Less imputed interest	(34)	(6)
Total	109	$119

(1)	Each year through 2033 is presented net of approximately $4 million of projected annual sublease income from ServiceMaster Brands and Frontdoor for their subleases of our headquarters. Sublease income of approximately $4 million, $3 million and $2 million was recognized within Selling and administrative expenses on the Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2021, 2020 and 2019, respectively.

Sublease of Company Headquarters

Subsequent to year-end, the Company signed a sublease agreement for approximately 24% of the headquarters building in Memphis, Tennessee. The sublease is expected to continue through June 2026, with three one-year renewal options. As a result of the lease terms, we anticipate that the sublease will result in a non-cash impairment charge in the first quarter of 2022.

Practical Expedients

We adopted the new standard using the modified retrospective approach and applied the transition approach as of the beginning of the period of adoption. We adopted the package of practical expedients and therefore did not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases. We elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term. We elected to not separate lease and non-lease components for real estate operating leases. We did not elect the hindsight practical expedient.

13. Comprehensive Income (Loss)

Comprehensive Income (loss), which primarily includes net income (loss), unrealized gains on derivative instruments and the effect of foreign currency translation (loss) gain, is disclosed in the Consolidated Statements of Operations and Comprehensive Income (Loss).

During the year December  31, 2019, we terminated our $650 million interest rate swap and received $12 million from the counterparty. The fair value of the terminated portion of the interest rate swap of $12 million was recorded within accumulated other comprehensive income on the Consolidated Statements of Financial Position and is being amortized into interest expense over the original term of the agreement. The remaining unamortized balance at December 31, 2021 is approximately $4 million.

The following tables summarize the activity in accumulated other comprehensive income, net of the related tax effects.

	Unrealized Gains (Losses) on	Foreign Currency Translation
(In millions)	Derivatives	(Loss) Gain	Total
Balance as of December 31, 2019	$13	$(5)	$9
Other comprehensive income before reclassifications:
Pre-tax amount	(83)	2	(82)
Tax provision	10	—	10
After-tax amount	(73)	2	(71)
Amounts reclassified from Accumulated other comprehensive income(1)	19	—	19
Amounts reclassified due to the sale of ServiceMaster Brands Divestiture Group(2)	—	5	5
Total amounts reclassified from Accumulated other comprehensive income	19	5	24
Amounts reclassified within Accumulated other comprehensive income(3)	25	(25)	—
Net current period other comprehensive loss	(29)	(18)	(47)
Balance as of December 31, 2020	$(16)	$(23)	$(39)
Other comprehensive income before reclassifications:
Pre-tax amount	45	(9)	37
Tax provision	(10)		(10)
After-tax amount	36	(9)	27
Amounts reclassified from Accumulated other comprehensive income(1)	(10)	—	(10)
Amounts reclassified within Accumulated other comprehensive income(3)	(15)	15	—
Net current period other comprehensive income	11	6	17
Balance as of December 31, 2021	$(5)	$(16)	$(22)

(1)	Amounts are net of tax. See reclassifications out of accumulated other comprehensive income below for further details.

(2)	Represents ServiceMaster Brands foreign currency translation gains (losses) that were reclassified as part of the gain recognized in Net earnings from discontinued operations upon the sale of the ServiceMaster Brands Divestiture Group.

(3)	Represents reclassifications from our net investment hedge related to foreign currency exchange rate fluctuations.

Reclassifications out of accumulated other comprehensive income included the following components for the periods indicated.

	Amounts Reclassified from Accumulated Other Comprehensive Income As of December 31,
(In millions)	2021	2020	2019
Gains (losses) on derivatives:
Fuel swap contracts	$9	$(4)	$
Interest rate swap contract	(6)	(4)		5
Cross-currency interest rate swap	8	(14)		—
Net (losses) gains on derivatives	11	(21)		5
Sale of ServiceMaster Brands Divestiture Group	—	(5)		—
Impact of income taxes	(1)	2		—
Total reclassifications for the period	$10	$(24)		$4

14. Supplemental Cash Flow Information

Supplemental information relating to the Consolidated Statements of Cash Flows is presented in the following table:

	Year Ended December 31,
(In millions)	2021	2020	2019
Cash paid for or (received from):
Interest expense(1)	$48	$81	$82
Interest and dividend income	—	(1)	(3)
Income taxes, net of refunds(2)	14	4	25

(1)	For the year ended December 31, 2019, excludes $12 million received in connection with our terminated interest rate swap.

(2)	For the year ended December 31, 2021, includes $18 million of tax refunds received from discontinued operations.

Cash and Cash Equivalents and Restricted Cash at Beginning of Period on the Consolidated Statements of Cash Flows consists of the following as presented on the Consolidated Statements of Financial Position:

	Year Ended December 31,
(In millions)	2021	2020	2019
Cash and cash equivalents	$116	$615	$280
Restricted cash	89	89	89
Total Cash and cash equivalents and Restricted cash	$205	$704	$368

The proceeds from the Frontdoor debt issuances described in Note 11 were retained by the lender in satisfaction of the short-term credit facility and have been excluded from the Consolidated Statements of Cash Flows as non-cash financing activities.

The non-cash lease transactions resulting from our adoption of ASC 842 are described in Note 12.

15. Capital Stock

We are authorized to issue 2,000,000,000 shares of common stock. As of December 31, 2021, there were 149,095,168 shares of common stock issued and 121,258,729 shares of common stock outstanding. We have no other classes of equity securities issued or outstanding.

16. Stock-Based Compensation

In connection with our initial public offering, our board of directors and stockholders adopted the Omnibus Incentive Plan. Prior to our initial public offering, our board of directors and stockholders had adopted the Amended and Restated ServiceMaster Global Holdings, Inc. Stock Incentive Plan, as amended as of October 25, 2012 (the “MSIP”). Upon adoption of the Omnibus Incentive Plan, we froze the MSIP and will make no further grants thereunder. However, awards previously granted under the MSIP are unaffected by the termination of the MSIP. The Omnibus Incentive Plan provides for awards in the form of stock options, stock purchase rights, restricted stock, RSUs, performance shares, performance units, stock appreciation rights, dividend equivalents, DSUs, deferred share equivalents, and other stock-based awards. The MSIP provided for the sale of shares and DSUs of our stock to our executives, officers and other teammates and to our directors as well as the grant of RSUs, performance-based RSUs and options to purchase our shares to those individuals. Our Compensation Committee selects our executive officers, teammates and directors eligible to participate in the Omnibus Incentive Plan and determines the specific number of shares to be offered or options to be granted to an individual.

On February 24, 2015, our board of directors approved and recommended for approval by our stockholders the Employee Stock Purchase Plan, which became effective for offering periods commencing July 1, 2015. The Employee Stock Purchase Plan is intended to qualify for the favorable tax treatment under the Code. Under the plan, eligible teammates may purchase common stock, subject to Internal Revenue Service limits, during pre- specified offering periods at a discount established by us not to exceed ten percent of the then-current fair market value. On April 27, 2015, our stockholders approved the Employee Stock Purchase Plan with a maximum of one million shares of common stock authorized for sale under the plan. Under the Employee Stock Purchase Plan, we sold 42,195 shares in 2021, 45,840 shares in 2020, and 14,429 shares in 2019. As of December 31, 2021, there were 741,120 shares of our common stock reserved for future issuances under the Employee Stock Purchase Plan. In connection with the announcement of the proposed acquisition of the Company by Rentokil, the Employee Stock Purchase Plan was indefinitely suspended as of January 1, 2022.

A maximum of 16,396,667 shares of our stock is authorized for issuance under the MSIP, the Omnibus Incentive Plan and the Employee Stock Purchase Plan, of which, as of December 31, 2021, 4,705,038 shares remain available for future grants. We currently intend to satisfy any need for our shares of common stock associated with the vesting of RSUs, exercise of options or purchase of shares issued under the Omnibus Incentive Plan, MSIP or Employee Stock Purchase Plan through new shares available for issuance or any shares repurchased, forfeited or surrendered from participants in the MSIP and the Omnibus Incentive Plan.

All option grants under the Omnibus Incentive Plan and the MSIP have been, and we expect that all future option grants will be, non-qualified options with a per-share exercise price no less than the fair market value of one share of our stock on the grant date. Any stock options granted prior to 2019 generally have a term of 10 years and vesting will be subject to a teammate’s continued employment. In February 2019, our board of directors approved an amended Employee Stock Option Agreement, whereby all options granted in 2019 and thereafter will generally vest in three equal annual installments (rather than four), have a term of eight years (rather than 10 years) and remain subject to a teammate’s continued employment. The three-year vesting period is the requisite service period over which compensation cost will be recognized on a straight-line basis for all grants. All options issued are accounted for as equity-classified awards. Our Compensation Committee may accelerate the vesting of an option at any time. In addition, vesting of options will be accelerated if we experience a change in control (as defined in the Omnibus Incentive Plan and the MSIP) unless options with substantially equivalent terms and economic value are substituted for existing options in place of accelerated vesting. Our stock option awards also have a “double-trigger provision” that provides for acceleration in the event of a change in control and subsequent termination of the teammate from the acquiring company within 24 months of the change in control. For RSUs granted in July 2018 or thereafter, the Compensation Committee revised the RSU award agreements to include a double trigger provision relating to the acceleration of vesting RSUs on a change in control and subsequent termination of the teammate from the acquiring company within 24 months of the change in control. Vesting of options and RSUs granted under the Omnibus Incentive Plan and the MSIP will also be accelerated, in whole or in part, in the event of a teammate’s death or disability (as defined in the Omnibus Incentive Plan and the MSIP). Upon termination for cause (as defined in the Omnibus Incentive Plan and the MSIP), all options and RSUs held by a teammate are immediately cancelled. Following a termination without cause, vested options will generally remain exercisable through the earlier of the expiration of their term or three months following termination of employment (one year in the case of death, disability or retirement at normal retirement age). Unless sooner terminated by our board of directors, the Omnibus Incentive Plan will remain in effect until June 26, 2024.

In 2021, 2020 and 2019, we completed various equity offerings to certain of our executives, officers and teammates pursuant to the Omnibus Incentive Plan. The shares sold and options granted in connection with these equity offerings are subject to and governed by the terms of the Omnibus Incentive Plan. No other shares of common stock were sold by us in 2021, 2020 or 2019.

Stock Options

We granted our executives, officers and teammates options to purchase 432,751; 1,003,180; and 634,743 shares of our common stock in 2021, 2020 and 2019, respectively, at a weighted-average exercise price of $45.98 per share for options issued in 2021, $36.51 per share for options issued in 2020, and $40.04 per share for options issued in 2019. These options are subject to and governed by the terms of the MSIP and Omnibus Incentive Plan. The per share purchase price and exercise price was based on the determination by our Compensation Committee of the fair market value of our common stock as of the purchase/grant dates. All options granted prior to 2020 generally will vest in four equal annual installments, while all options granted in 2020 and 2021 generally will vest in three equal annual installments, subject to a teammate’s continued employment. The three-year and four-year vesting periods are the requisite service period over which compensation cost will be recognized on a straight-line basis for all grants made in 2019, 2020 and 2021, and prior to 2019, respectively. All options issued are accounted for as equity-classified awards.

The value of each option award was estimated on the grant date using the Black-Scholes option valuation model that incorporates the assumptions noted in the following table. For options granted in 2021, 2020 and 2019, the expected volatility was based on historical and implied volatilities of our publicly traded stock. The expected life represents the period of time that options granted are expected to be outstanding and was calculated using the simplified method as outlined by the SEC in Staff Accounting Bulletins No. 107 and 110 as we do not have sufficient historical exercises to provide a reasonable basis upon which to estimate expected life due to the limited period of time our equity shares have been publicly traded. The risk-free interest rates were based on US Treasury securities with terms similar to the expected lives of the options as of the grant dates.

	Year Ended December 31,
Assumption	2021	2020	2019
Expected volatility	38.6%	33.8%	28.4%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life (in years)	5.0	4.9	5.0
Risk-free interest rate	0.67–0.87%	0.27%–1.38%	2.49%

The weighted-average grant-date fair value of the options granted during 2021, 2020 and 2019 was $15.85, $11.23 and $11.91 per option, respectively. During the year ended December 31, 2021, we applied a forfeiture assumption of 25.95 percent per annum in the recognition of the expense related to these options, with the exception of the options held by our CEO for which we applied a forfeiture rate of zero. The total intrinsic value of stock options exercised during the years ended December 31, 2021, 2020 and 2019, was $4 million, $2 million and $10 million, respectively. The total fair value of stock options vested during the years ended December 31, 2021, 2020 and 2019, was $4 million, $5 million and $3 million, respectively.

A summary of option activity under the MSIP and Omnibus Incentive Plan as of December 31, 2021 and changes during the year then ended is presented below:

	Stock Options	Weighted Avg. Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted Avg. Remaining Contractual Term (in years)
Total outstanding, December 31, 2020	1,290,324	36.47	$19	6.74
Granted to employees	432,751	45.98
Exercised	(278,190)	34.40
Forfeited	(288,853)	40.54
Expired	(12,888)	37.57
Total outstanding, December 31, 2021	1,143,144	39.24	$7	6.19
Total exercisable, December 31, 2021	427,629	35.49	$4	5.59

RSUs

We granted our executives, officers and teammates 351,764; 567,844; and 516,775; RSUs in 2021, 2020 and 2019, respectively, with weighted-average grant date fair values of $45.95 per unit for 2021, $37.81 per unit for 2020, and $42.11 per unit for 2019, which was equivalent to the then current fair value of our common stock at the grant date. The RSUs outstanding as of December 31, 2021, generally will vest in three equal annual installments, subject to a teammate’s continued employment. Upon vesting, each RSU will be converted into one share of our common stock. The total fair value of RSUs vested during the years ended December 31, 2021, 2020 and 2019, was $16 million, $10 million and $8 million, respectively.

On January 1, 2019, in connection with an acquisition, we granted 136,092 RSUs to an executive key to our urban markets strategy. All such RSUs cliff vest on the third anniversary of their grant and are subject to the executive’s continued employment.

On September 15, 2020, we granted retention RSUs with a fair value of $2 million to our former presidents of Terminix Residential and Commercial, with a weighted average exercise price $40.67. The RSUs vest on the first anniversary of the grant date, subject to continued employment through such date, and vested on a pro rata basis if either executive is terminated by the Company before such date, calculated from the grant date through the date of termination. Greg Rutherford left the Company on March 15, 2021, entitling him to 12,194 shares of Terminix common stock. Kim Scott remained with the Company through September 15, 2021 and received the full amount of 24,589 shares of common stock.

On December 13, 2021, the Compensation Committee of the board of directors of the Company approved, and recommended to the board of directors, and the board approved, certain tax-planning actions in order to mitigate adverse tax consequences to both the Company and certain teammates of the Company (including its named executive officers) under the excise tax regime of Sections 280G and 4999 of the Internal Revenue Code that could arise in connection with the proposed transactions contemplated by the Merger Agreement. Specifically, these actions were: (1) the settlement on December 27, 2021 of 60 percent of the 2019 PSUs that would otherwise settle on or before February 18, 2022 pursuant to the applicable award agreements and (2) the vesting and settlement on December 27, 2021, of RSUs that would otherwise vest and settle on or before March 4, 2022 pursuant to the applicable award agreements.

A summary of RSU activity under the Omnibus Incentive Plan as of December 31, 2021, and changes during the year then ended is presented below:

	RSUs	Weighted Avg. Grant Date Fair Value
Total outstanding, December 31, 2020	752,912	$40.53
Granted to employees	351,764	$45.95
Vested	(342,416)	$41.99
Forfeited	(168,785)	$41.66
Total outstanding, December 31, 2021	593,475	$41.54

Performance Shares

We granted our executives 130,112 in 2021 with a weighted-average grant date fair value of $46.82 per share, and 95,916 performance shares in 2020 with a weighted—average grant date fair value of $36.99 per share, which were equivalent to the then current fair value of our common stock at the grant date. The performance shares vest at the end of a three-year period based on the achievement of a cumulative revenue and Adjusted EPS targets established at the grant date and subject to an executive’s continued employment. As the performance shares contain a performance condition, stock-based compensation expense, net of estimated forfeitures, is recorded over the requisite service period based on the number of awards expected to vest.

In 2020 and 2019, we granted 38,178 and 8,912, respectively, of performance shares to key management in connection with a strategic acquisition. The grants had a grant date fair value of $36.35 per share and $56.11 per share, respectively, which represented the then current fair values of our common stock at the grant dates. These performance shares are scheduled to vest on December 31, 2023, based on the achievement of four-year cumulative Adjusted EPS and revenue targets established at the grant date and subject to continued employment. As the performance shares contain a performance condition, stock-based compensation expense, net of estimated forfeitures, is recorded over the requisite service period based on the number of awards expected to vest.

As noted above, on December 27, 2021, 60 percent of the 2019 PSUs that would otherwise settle on or before February 18, 2022 pursuant to the applicable award agreements were settled, to mitigate possible adverse tax consequences under Sections 280G and 4999 of the Internal Revenue Code that could arise in connection with the closing of the transactions contemplated by the merger agreement with Rentokil. On February 21, 2022, an additional two percent of the remaining 2019 PSUs were settled.

In 2019, we granted 87,920 of performance shares to Nomor and Pelias executives in connection with the acquisition. The grant had a grant date fair value of $56.87 per share, which represented the then current fair value of our common stock at the grant date. These awards were cancelled in 2020 as a result of the impact of COVID-19 on the financial performance of Nomor and Pelias. The performance share awards were significantly below threshold and did not have the possibility of achieving threshold levels for any payout. The Nomor and Pelias executives were granted time vested restricted stock units in 2020 and additional performance shares in 2021. The 2021 performance shares are scheduled to vest on December 31, 2022, based on the achievement of two-year cumulative Adjusted EPS and revenue targets established at the grant date and subject to an executive’s continued employment.

A summary of performance share activity under the Omnibus Incentive Plan as of December 31, 2021, and changes during the year then ended is presented below:

	Performance Shares	Weighted Avg. Grant Date Fair Value
Total outstanding, December 31, 2020	149,944	$37.77
Granted to executives	130,112	$46.82
Vested	(7,681)	$40.04
Forfeited	(97,388)	$39.04
Total outstanding, December 31, 2021	174,987	$44.81

Stock-based compensation expense

During the years ended December 31, 2021, 2020 and 2019, we recognized stock-based compensation expense of $20 million ($15 million, net of tax), $16 million ($12 million, net of tax) and $14 million ($10 million, net of tax), respectively. These charges are recorded within Selling and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss). For the years ended December 31, 2020 and 2019, stock-based compensation expense recognized related to teammates of ServiceMaster Brands is included within Net earnings from discontinued operations on the Consolidated Statements of Operations and Comprehensive Income (Loss).

As of December 31, 2021, there was $30 million of total unrecognized compensation costs related to non-vested stock options, RSUs and PSUs granted under the MSIP and Omnibus Incentive Plan. These remaining costs are expected to be recognized over a weighted-average period of 1.65 years.

17. Fair Value Measurements

The period-end carrying amounts of cash and cash equivalents, receivables, restricted cash, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. The period- end carrying amounts of long-term notes receivable approximate fair value as the effective interest rates for these instruments are comparable to period-end market rates. The carrying amount of total debt excluding Vehicle Financing Leases was $779 million and $825 million and the estimated fair value was $866 million and $894 million as of December 31, 2021 and December 31, 2020, respectively. The fair value of our debt is estimated based on available market prices for the same or similar instruments which are considered significant other observable inputs (Level 2) within the fair value hierarchy. The fair values presented reflect the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value estimates presented in this report are based on information available to us as of December 31, 2021 and 2020.

We have estimated the fair value of our financial instruments measured at fair value on a recurring basis using the market and income approaches. For investments in deferred compensation trust assets and derivative contracts, which are carried at their fair values, our fair value estimates incorporate quoted market prices, other observable inputs (for example, forward interest rates) and unobservable inputs (for example, forward commodity prices) at the balance sheet date.

Interest rate swap contracts are valued using forward interest rate curves obtained from third-party market data providers. The fair value of each contract is the sum of the expected future settlements between the contract counterparties, discounted to present value. The expected future settlements are determined by comparing the contract interest rate to the expected forward interest rate as of each settlement date and applying the difference between the two rates to the notional amount of debt in the interest rate swap contracts.

Fuel swap contracts are valued using forward fuel price curves obtained from third-party market data providers. The fair value of each contract is the sum of the expected future settlements between the contract counterparties, discounted to present value. The expected future settlements are determined by comparing the contract fuel price to the expected forward fuel price as of each settlement date and applying the difference between the contract and expected prices to the notional gallons in the fuel swap contracts. We regularly review the forward price curves obtained from third-party market data providers and related changes in fair value for reasonableness utilizing information available to us from other published sources.

As of December 31, 2021, we had fuel swap contracts to pay fixed prices for fuel with an aggregate notional amount of $26 million, maturing through 2022. Under the terms of our fuel swap contracts, we are required to post collateral in the event that the fair value of the contracts exceeds a certain agreed upon liability level and in other circumstances required by the counterparty. As of December 31, 2021, we had posted $2 million in letters of credit as collateral under our fuel hedging program, which were issued under the Revolving Credit Facility.

The amount expected to be reclassified into earnings during the next 12 months includes unrealized gains and losses related to open fuel hedges and interest rate swaps. Specifically, as the underlying forecasted transactions occur during the next 12 months, the hedging gains and losses in accumulated other comprehensive income expected to be recognized in earnings is a loss of $2 million, net of tax, as of December 31, 2021. The amounts that are ultimately reclassified into earnings will be based on actual fuel prices and interest rates at the time the positions are settled and may differ materially from the amount noted above.

Effective March 3, 2020, we entered into a fixed-to-fixed cross-currency interest rate swap to hedge foreign currency risk associated with the fixed-rate Swedish krona denominated intercompany debt at Nomor. The five year interest rate swap matures March 31, 2025 and has a notional amount of 725 million Swedish krona, or approximately $74 million, and swaps interest payments of 3.5 percent Swedish krona for interest receipts of 4.147 percent US dollar. This hedge was entered into to mitigate foreign currency risk inherent in Swedish krona denominated debt and is not for speculative trading purposes. This contract has been designated as a cash flow hedge of a fixed rate borrowing and is recorded at fair value.

We also entered into a cross-currency swap agreement to hedge a portion of our net investment in Nomor against future volatility in the exchange rates between the Swedish krona and the US dollar. The five year cross-currency swap has a fixed notional amount of 1.275 billion Swedish krona, or approximately $131 million, at an annual rate of zero percent and a maturity date of March 31, 2025. At inception, the cross- currency swap was designated as a net investment hedge and is recorded at fair value.

Changes in the fair value of these contracts are recorded within Other comprehensive (loss) income on the Condensed Consolidated Statements of Financial Position. Interest accruals and coupon payments are recognized directly in interest expense, thus reflecting a Swedish krona fixed rate. Upon discontinuation of the net investment hedge, the changes in spot value and any amounts excluded from the assessment of hedge effectiveness that have not been recognized in earnings will remain within CTA until the hedged net investment is sold, diluted, or liquidated.

We have not changed our valuation techniques for measuring the fair value of any financial assets and liabilities during the year. Transfers between levels, if any, are recognized at the end of the reporting period. There were no significant transfers between levels during each of the years ended December 31, 2021 and 2020.

The effective portion of the gain or loss on derivative instruments designated and qualifying as cash flow hedging instruments is recorded in accumulated other comprehensive income. These amounts are reclassified into earnings in the same period or periods during which the hedged forecasted debt interest settlement or the fuel settlement affects earnings. See Note 13 to the consolidated financial statements for the effective portion of the gain or loss on derivative instruments recorded in accumulated other comprehensive income and for the amounts reclassified out of accumulated other comprehensive income and into earnings. The amount expected to be reclassified into earnings during the next 12 months includes unrealized gains and losses related to open fuel hedges and interest rate swaps. Specifically, as the underlying forecasted transactions occur during the next 12 months, the hedging gains and losses in accumulated other comprehensive income expected to be recognized in earnings is a loss of $2 million, net of tax, as of December 31, 2021. The amounts that are ultimately reclassified into earnings will be based on actual fuel prices and interest rates at the time the positions are settled and may differ materially from the amount noted above.

The carrying amount and estimated fair value of our financial instruments that are recorded at fair value on a recurring basis for the periods presented are as follows:

		Estimated Fair Value Measurements
	Statement of Financial Position Location	Carrying Value	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2021:
Financial Assets:
Deferred compensation trust assets	Long-term marketable securities	15	$15	$—		$—
Fuel swap contracts	Prepaid expenses and other assets and Other assets	2	—	—		2
Total financial assets		$17	$15	$—		$2
Financial Liabilities:
Cross-currency interest rate swap	Other long-term obligations	$7	$—	$7		$—
Net investment hedge	Other long-term obligations	11	—	11		—
Interest rate swap contracts	Accrued liabilities—Other and
	Other long-term obligations	8	—	8		—
Total financial liabilities	Other long-term obligations	26	$—	$26		$0
As of December 31, 2020:
Financial Assets:
Deferred compensation trust assets	Long-term marketable securities	14	$14	$—	$
Fuel swap contracts	Prepaid expenses and other assets and Other assets	3				3
Total financial assets		18	$14	$—		$3
Financial Liabilities:
Cross-currency interest rate swap	Other long-term obligations	$15	—	$15		—
Net investment hedge	Other long-term obligations	23	—	23		—
Interest rate swap contracts	Other accrued liabilities and Other long-term obligations	34	—	34		—
Total financial liabilities		$72	$—	$72		$—

A reconciliation of the beginning and ending fair values of financial instruments valued using significant unobservable inputs (Level 3) on a recurring basis is presented as follows:

(in millions)	Fuel Swap Contract Assets	Location of Loss
Balance as of December 31, 2019	1
Total (losses) gains (realized and unrealized)	(4)	Cost of services rendered and products sold
Included in earnings	2
Included in other comprehensive income	4
Settlements	$3
Balance as of December 2020
Total (losses) gains (realized and unrealized)
Included in earnings	$9	Cost of services rendered and products sold
Included in other comprehensive income	(1)
Settlements	(9)
Balance as of December 2021	2

The following tables present information relating to the significant unobservable inputs of our Level 3 financial instruments:

	Fair value	Valuation Technique	Unobservable Input	Range	Weighted Average
As of December 31, Fuel swap contracts	$2	Discounted Cash Flow	Forward Unleaded Price per Gallon(1)	$3.02–$3.42	$3.23
As of December 31, Fuel swap contracts	$3	Discounted Cash Flow	Forward Unleaded Price per Gallon(1)	$2.20–$2.58	$2.44

(1)	Forward prices per gallon were derived from third-party market data providers. A decrease in the forward price would result in a reduction in the fair value asset of the fuel swap contracts.

18.	Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share is computed by dividing net income by the weighted- average number of shares of common stock outstanding during the period, increased to include the number of shares of common stock that would have been outstanding had potential dilutive shares of common stock been issued. The dilutive effect of stock options, RSUs and performance shares are reflected in diluted net income per share by applying the treasury stock method.

A reconciliation of the amounts included in the computation of basic earnings per share from continuing operations and diluted earnings per share from continuing operations is as follows:

	Year Ended December
(In millions, except per share data)	2021	2020	2019
Income from Continuing Operations	$126	$20	$60
Weighted average common shares outstanding	126.0	132.7	135.8
Effect of dilutive securities:
RSUs	0.3	0.2	0.1
Stock options(1)	0.1	0.1	0.3
Weighted-average common shares outstanding—assuming	126.4	133.0	136.2
Basic earnings per share from continuing operations	$1.00	0.15	$0.44
Diluted earnings per share from continuing operations	$1.00	$0.15	$0.44

(1)	Options to purchase 0.4 million and 0.8 million shares for the years ended December 31, 2021 and 2020, respectively, were not included in the diluted earnings per share calculation because their effect would have been antidilutive.

SECTION B—UNAUDITED RECONCILIATION OF CONSOLIDATED HISTORICAL FINANCIAL INFORMATION RELATING TO TERMINIX

The audited consolidated financial statements of Terminix Holdings for the years ended 31 December 2021, 31 December 2020 and 31 December 2019, as previously published and set out in Section A of this Part XI (Historical Financial Information on Terminix), and the unaudited interim financial information of Terminix Holdings for the six months ended 30 June 2022, as previously published and also set out in Section A of this Part XI (Historical Financial Information on Terminix), have been prepared in accordance with US GAAP, which differ in certain respects from IFRS and as applied by Rentokil Initial plc in its audited consolidated financial statements for the year ended 31 December 2021.

The following unaudited reconciliations present the material adjustments which reconcile Terminix Holdings’ consolidated net income and consolidated net assets prepared in accordance with Terminix Holdings’ US GAAP accounting policies to the IFRS accounting policies applied by the Company.

These differences relate to methods of recognition and measurement of the amounts shown in the consolidated financial statements and the interim financial information. The reconciliation does not seek to reflect any changes to accounting estimates made by Terminix Holdings’ in preparing the underlying Terminix Holdings financial information and does not reflect any fair value adjustments which the Company may make as a result of the Transaction or may have made had the Transaction happened at any other date during the historical periods shown. At the time of preparation of the unaudited reconciliation of Terminix Holdings’ financial information, there has been no attempt to identify future differences between IFRS and US GAAP as the result of prescribed changes in accounting standards, transactions or events that may occur in the future. Future developments or changes in either IFRS or US GAAP may give rise to additional differences between IFRS and US GAAP compared to those shown in the reconciliation.

The adjustments to Terminix Holdings’ consolidated net assets at each period end are cumulative adjustments to reflect the Company’s IFRS accounting policies. In contrast, the adjustments to consolidated net income in each period represent the effect for that reporting period only.

Unaudited reconciliation of Terminix Holdings’ consolidated net income for the six months ended 30 June 2022 and the years ended 31 December 2021, 31 December 2020 and 31 December 2019

		For the six	For the year
		months	ended
		ended 30	31 December
US$, in millions	Notes	June 2022	2021	2020	2019
Consolidated net income for the period attributable to Terminix Holdings as reported under US GAAP	a	21	125	551	128
Accounting policy adjustments:
Leases	b	(1)	(3)	(3)	(1)
Stock-based compensation	c	6	2	—	(1)
Contingencies and provisions	d	(1)	—	1	—
Financial instruments—debt instruments	e	1	2	2	(12)
Capitalised software—Cloud computing assets	f	(10)	(19)	(14)	(11)
Termite Damage Claims	g	41	(24)	(61)	(19)
Other	h	(7)	—	—	—
Tax impact of accounting adjustments	i	(8)	12	21	9
Consolidated net income of Terminix Holdings under the Company’s IFRS accounting policies		42	95	497	93

Unaudited reconciliation of Terminix Holdings’ consolidated net assets as at 30 June  2022 and at 31 December 2021, 31 December 2020 and 31 December 2019

		As at	As at 31 December
US$, in millions	Notes	30 June 2022	2021	2020	2019
Consolidated net assets of Terminix Holdings as reported under US GAAP	a	2,436	2,375	2,741	2,322
Accounting policy adjustments:
Leases	b	(9)	(8)	(5)	(2)
Stock-based compensation	c	—	—	—	—
Contingencies and provisions	d	13	14	14	13
Financial instruments—debt instruments	e	(7)	(8)	(10)	(12)
Capitalised software—Cloud computing assets	f	(54)	(44)	(25)	(11)
Termite Damage Claims	g	(249)	(290)	(266)	(205)
Other	h	(7)	—	—	—
Tax impact of accounting adjustments	i	86	94	83	60
Consolidated net assets of Terminix Holdings under the Company’s IFRS accounting policies		2,209	2,133	2,532	2,165

Notes

(a)	Consolidated income and net assets

The consolidated net assets and consolidated net income of Terminix Holdings as at and for the years ended 31 December  2021, 31 December 2020 and 31 December  2019 have been extracted without material adjustment from Terminix Holdings’ consolidated financial statements set out in Section A of Part XI (Historical Financial Information on Terminix) of this document. The consolidated net assets and consolidated net income of Terminix Holdings as at and for the six months ended 30 June 2022 have been extracted without material adjustment from the unaudited interim financial information of Terminix Holdings also set out in Section A of this Part XI (Historical Financial Information on Terminix).

(b)	Leases

Under US GAAP, leases are classified as either finance or operating at lease commencement. IFRS does not distinguish between operating and finance leases for lessee accounting. Rather, IFRS applies a single recognition and measurement model to all leases, which is similar to the treatment of finance leases under US GAAP after the adoption of ASC 842 Leases. Terminix adopted ASC 842 and applied the modified retrospective approach to its lease portfolio as at 1 January 2019, recognising adjustments in opening retained earnings as at 1 January 2019 and adopting practical expedients consistent with those applied by Rentokil Initial plc as part of its adoption of IFRS 16.

Terminix Holdings has remeasured its right-of-use assets and lease liabilities as at 1 January  2019 using the IFRS 16 adoption approach applied by the Company, which resulted in an adjustment to Terminix Holdings’ right-of-use assets and lease liabilities. Additional adjustments were made for the six months ended 30 June 2022, and the years ended 31 December 2021, 31 December 2020 and 31 December 2019 as described below.

Under ASC 842, all of Terminix Holdings’ real estate leases were classified as operating leases, where the lease liability is measured as the present value of the remaining lease payments, and the right-of-use asset is remeasured as the amount of the lease liability adjusted for any lease incentives, prepaid/accrued rents, initial direct costs, or impairment. This treatment results in the recognition of rent expense on a straight-line basis over the lease term. Under IFRS 16, depreciation of the right-of-use asset and interest expense are recognised separately in the income statement. Accordingly, adjustments have been made to reflect the depreciation of right-of-use assets on a straight-line basis and the recognition of interest expense on the lease liability under IFRS 16.

All of Terminix Holdings’ fleet leases were classified as finance leases under ASC 842. Adjustments have been made to Terminix Holdings’ fleet leases to remeasure the right of use assets and liabilities at the prevailing incremental borrowing rate (IBR) as at 1 January 2019. Additionally, Terminix Holdings capitalised short-term fleet leases, low value fleet leases, and non-lease components under its ASC 842 policy. These components have been expensed under IFRS 16 to align with Rentokil Initial’s accounting policy.

As a result, the following adjustments were made for the six months ended 30 June 2022 and for the years ended 31 December 2021, 31 December 2020 and 31 December 2019, respectively:

(i)	Right-of-use asset recognition/(derecognition): (US$14) million, (US$13) million, US$1 million and US$4 million;

(ii)	Lease liability (recognition)/derecognition: US$5 million, US$5 million, (US$6) million and (US$6) million;

(iii)	Operating expense/(credit): (US$3) million, (US$5) million, (US$5) million and (US$5) million; and

(iv)	Finance cost: US$4 million, US$8 million, US$8 million, and US$6 million.

(c)	Stock-based compensation

Under its US GAAP accounting policy, Terminix Holdings has valued its graded vesting awards with service-only conditions as a single award and has recorded the share-based compensation expense for these awards using a straight-line method over the vesting period for the entire award. IFRS requires that each tranche of a graded vesting award with service-only conditions be valued as a separate award and that the share-based compensation expense be recorded using a straight-line basis over the respective vesting period for each separately vesting portion of the award. Adjustments have been made to reflect the impact on the grant date fair value and the timing of expense recognition for grants with unvested options as at 1 January 2019.

These changes resulted in an impact to share based compensation within staff costs of US$(6) million, (US$2) million, US$0.3 million and US$1 million for the six months ended 30 June  2022 and the years ended 31 December  2021, 31 December  2020, and 31 December 2019, respectively.

(d)	Contingent liabilities and provisions

Under US GAAP, provisions are accrued when the probability that the liability has been incurred is considered to be ‘likely’ (that is, generally greater than 70-80 per cent.). Under IFRS, probability is defined as ‘more likely than not’ (that is, greater than 50 per cent.). An adjustment of US$0.6 million was made for the year ended 31 December 2019 to reflect the timing of the recognition of these costs that was probable under IFRS as of 1 January 2019.

Under its US GAAP policy, Terminix Holdings has not discounted its recognised contingent liabilities as the timing of the settlement of these accrued liabilities are not fixed or readily determinable. IFRS requires provisions to be discounted if the effect of the time value of money is material, using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the liability that have not been reflected in the best estimate of the expenditure.

Adjustments of US$13 million, US$14 million, US$14 million, and US$13 million were made for the six months ended 30 June 2022 and the years ended 31 December 2021, 31 December 2020 and 31 December 2019, respectively, to increase consolidated net assets for the decrease in US self-insurance provisions resulting from the effect of the time value of money. Additionally, adjustments of (US$1) million, US$0.2 million, US$1 million and (US$0.2) million for the six months ended 30 June  2022 and the years ended 31 December 2021, 31 December 2020 and 31 December 2019, respectively, have been applied to consolidated net income to reflect the impact of the decrease in operating expenses relating to the discount recognised on the gross self-insurance expense due to the effect of the time value of money and the increase in finance costs resulting from the unwinding of the discount.

(e)	Financial instruments

On November 5, 2019, Terminix Holdings closed on an amended US$600 million Term Loan B due 2026, as well as a US$400 million revolving credit facility due 2024 (the “Amended Term Loan Facility”). Terminix incurred approximately US$10.7 million in financing and third-party fees (legal, rating agency, etc.) for the new Amended Term Loan Facilities. In addition, Terminix Holdings carried unamortised debt issuance costs of US$1.4 million associated with its then existing credit revolving facility.

Under its US GAAP policy, Terminix Holdings capitalised these financing costs and began amortising them through expense subsequent to closing of the Amended Term Loan Facility. These financing costs are required to be expensed as incurred under IFRS. As a result, debt financing costs capitalised of (US$6) million, (US$8) million, (US$10) million and (US$12) million for the six months ended 30 June 2022 and the years ended 31 December 2021, 31 December 2020 and 31 December 2019, respectively, were released from consolidated net assets. Additionally, adjustments of (US$1) million, (US$2) million, (US$2) million and US$12 million for the six months ended 30 June 2022 and the years ended 31 December 2021, 31 December 2020 and 31 December  2019, respectively, have been applied to consolidated net income to reflect the reversal of amortised debt financing costs capitalised in 2019 and the recognition of these costs as operating expense in the period the amendment occurred.

In the second quarter of 2022, Terminix Holdings completed the divestiture of its pest control services business in Norway and, as a result, Terminix Holdings terminated its net investment hedge associated with the divested business. Under US GAAP policy, the accumulated foreign currency reserve associated with a net investment hedge is not required to be reclassified from the reserve into Profit or Loss unless substantially all the foreign entity is liquidated. Under IFRS, the cumulative foreign exchange reserve shall be reclassified from equity to profit or loss as a reclassification adjustment upon disposal or partial disposal of the foreign operation. As a result, the partial portion of the foreign exchange reserve related to the net investment hedge associated with divested business was reclassed into profit or loss, resulting in an impact of US$1 million for the six months ended 30 June 2022.

(f)	Capitalised software—Cloud computing

In 2018, Terminix Holdings began developing a new customer service platform to replace its legacy operating systems. Terminix Holdings incurred and capitalised implementation costs beginning in 2018 related to cloud computing arrangements associated with the development of the new platform. Under its US GAAP accounting policies, the costs incurred for the development of the platform were classified within Prepaid Expenses on Terminix Holdings’ Consolidated Statement of Financial Position.

The costs incurred by Terminix Holdings for the development of the customer platform are not eligible for recognition as capitalised assets under IAS 38 or IFRS 16 and instead the arrangement will be treated as a service agreement. Furthermore, the implementation costs are distinct from the service agreements in place and are expensed as incurred under IFRS. As a result, capitalised software of (US$54) million, (US$44) million, (US$25) million and (US$11) million for the six months ended 30 June 2022 and the years ended 31 December 2021, 31 December 2020 and 31 December 2019, respectively, were released from consolidated net assets. Therefore, adjustments of US$10 million, US$19 million, US$14 million, and US$11 million have been applied to consolidated income for the six months ended 30 June 2022 and for the years ended 31 December 2021, 31 December 2020 and 31 December 2019, respectively, to reflect the recognition of the expense in the period the services were rendered.

(g)	Termite Damage Claims

Under Terminix Holdings’ US GAAP accounting policies, Terminix Holdings has recorded certain liabilities with respect to existing or potential claims, lawsuits and other proceedings, including litigated termite damage claims up to one year after the balance sheet date when amounts are both probable and reasonably estimable. A provision for litigated claims is recorded as claims are filed, while the provision for non-litigated claims is based on known filed claims plus those expected to arise for active customers within the contractually stated claims notification period.

In contrast, under Rentokil Initial’s IFRS accounting policy, its assessment of probable future cash outflows arising from claims relating to the entire pool of existing contracts is based on historical claim trends and costs for the total estimated period a customer is expected to be retained. This change in methodology pursuant to Rentokil Initial’s IFRS accounting policy results in an increase in the provision for both litigated and non-litigated claims.

Accordingly, Rentokil Initial has recognised a further provision of US$250 million, US$291 million, US$267 million, and US$206 million for the six months ended 30 June 2022 and the years ended 31 December  2021, 2020, and 2019, representing Rentokil Initial’s estimate of probable claims expected to arise over the entire duration of the customer relationship at each period end.

The income statement reflects adjustments of (US$41) million, US$24 million, US$61 million and US$19 million in operating expense for the six months ended 30 June 2022 and for the years ended 31 December 2021, 2020, and 2019, respectively, taking account of opening positions of the provision for each period.

(h)	Other

Under US GAAP, Terminix Holdings has elected for interim reporting to defer advertising costs within a fiscal year where the benefits of the expenditure extends beyond the interim period in which the expenditure was made. IFRS requires advertising and marketing costs to be expense as incurred unless services are paid in advance and not immediately available (i.e., prepaid expenses).

To align Terminix Holdings’ existing US GAAP policy to those of Rentokil Initial, an adjustment of US$7 million has been released from consolidated net assets to reflect the expense recognition of marketing services received and expensed as incurred in line with Rentokil Initial’s IFRS policies.

(i)	Tax impact on accounting adjustments

Item (i) reflects the tax impact of the accounting adjustments set out above, including the impact of the share-based payments. After the adoption of ASU 2016-09, deferred tax assets for awards that will result in a deduction are computed based on the cumulative expense recognised, and entities recognise all excess tax benefits deficiencies by recording them as income tax expense or benefit in the income statement. Under IFRS, deferred tax assets are recognised based on the intrinsic value of the unexercised and unvested awards at each balance sheet date. Deferred tax is recorded in the income statement up to the tax effect of the cumulative share-based payment expense, with any excess being recorded directly in equity.

The deferred tax impacts of each adjustment in notes b, c, d, e, f, g and h above for the six months ended 30 June 2022, or for the years ended 31 December 2021, 31 December 2020 and 31 December 2019, respectively, is:

Deferred tax asset/(liability)

(i)	Leases: US$3 million, US$2 million, US$1 million and US$1 million;

(ii)	Stock-based compensation: US$1 million, US$3 million, US$4 million and US$1 million;

(iii)	Contingencies and provisions: (US$4) million, (US$4) million, (US$4) million and (US$4) million;

(iv)	Financial instruments—debt instruments: US$2 million, US$2 million, US$3 million and US$3 million;

(v)	Capitalised software—Cloud computing: US$15 million, US$12 million, US$7 million and US$3 million

(vi)	Termite Damage Claims: US$67 million, US$78 million, US$72 million and US$55 million; and

(vii)	Interim advertising deferrals: US$2 million, US$0 million, US$0 million, US$0 million.

Deferred tax benefit/(charge)

(i)	Leases: US$0.3 million, US$1 million, US$1 million and US$0.4 million;

(ii)	Stock-based compensation: (US$1.3) million, US$0.1 million, US$0.5 million and (US$3.2) million;

(iii)	Contingencies and provisions: US$0.3 million, (US$0.1) million, (US$0.2) million and US$0.1 million;

(iv)	Financial instruments—debt instruments: (US$0.3) million, (US$0.5) million, (US$0.5) million and US$3.3 million;

(v)	Capitalised software—Cloud computing: US$3 million, US$5.3 million, US$4 million and US$3.1 million

(vi)	Termite Damage Claims: (US$11.0) million, US$6.4 million, US$16.6 million and US$5 million; and

(vii)	Interim advertising deferrals: US$1.9 million, US$0 million, US$0 million, US$0 million

SECTION C—ACCOUNTANTS’ REPORT ON THE UNAUDITED RECONCILIATION OF CONSOLIDATED HISTORICAL FINANCIAL INFORMATION RELATING TO TERMINIX

The directors (the “Directors”)

Rentokil Initial plc

Compass House

Manor Royal, Crawley

West Sussex

RH10 9PY

Barclays Bank PLC (“Barclays”)

5 The North Colonnade

Canary Wharf

London

E14 4BB

7 September 2022

Dear Ladies and Gentleman,

Rentokil Initial plc (the “Company”): Proposed acquisition of Terminix Global Holdings, Inc. (“Terminix Holdings”)

We report on the unaudited reconciliation of the Terminix Holdings consolidated net income for each of the years ended 31 December 2019, 31 December 2020 and 31 December 2021 and the

consolidated net assets as at 31 December 2019, 31 December 2020 and 31 December 2021, together the “Financial Information”, as previously reported in the financial statements of Terminix Holdings prepared under United States Generally Accepted Accounting Principles, showing the adjustments necessary to restate it on the basis of the Company’s accounting policies used in preparing the Company’s last set of annual financial statements (the “Reconciliation”), set out in Section B of Part XI of the combined circular and prospectus of the Company dated 7 September 2022 (the “Combined Circular and Prospectus”).

This report is required by item 13.5.27R(2)(a) of the Listing Rules of the Financial Conduct Authority (the “Listing Rules”) and is given for the purpose of complying with that item and for no other purpose.

We express no opinion on the unaudited reconciliation of the Terminix Holdings consolidated net income for the six-month period ended 30 June 2022 and of the consolidated net assets as at 30 June 2022, set out in Section B of Part XI of the Combined Circular and Prospectus.

Opinion

In our opinion:

(a)	the Reconciliation has been properly compiled on the basis stated; and

PricewaterhouseCoopers LLP, 1 Embankment Place, London, WC2N 6RH

T: +44 (0) 2075 835 000, F: +44 (0) 2072 124 652, www.pwc.co.uk

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business.

(b)	the adjustments are appropriate for the purpose of presenting the Financial Information (as adjusted) on a basis consistent in all material respects with the Company’s accounting policies.

Responsibilities

It is the responsibility of the Directors to prepare the Reconciliation in accordance with item 13.5.27R(2)(a) of the Listing Rules.

It is our responsibility to form an opinion, as required by item 13.5.27R(2)(a) of the Listing Rules as to whether:

a)	the Reconciliation has been properly compiled on the basis stated; and

b)	the adjustments are appropriate for the purpose of presenting the Financial Information (as adjusted) on a basis consistent in all material respects with the Company’s accounting policies, and to report that opinion to you.

The Reconciliation is based on the audited Consolidated Statements of Financial Position as at 31 December 2019, 31 December 2020 and 31 December 2021 and Consolidated Statements of Operations and Comprehensive Income for each of the periods then ended of Terminix Holdings which were the responsibility of the directors of Terminix Holdings and were audited by another firm of accountants. We do not accept any responsibility for any of the historical financial statements of Terminix Holdings, nor do we express any opinion on those financial statements.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.3.2R(2)(f) of the Prospectus Regulation Rules of the Financial Conduct Authority (the “Prospectus Regulation Rules”) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 1.3 of Annex 3 to the PR Regulation and item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Combined Circular and Prospectus.

Basis of Preparation

This reconciliation has been prepared for inclusion in the Combined Circular and Prospectus on the basis set out in Section B of Part XI of this Combined Circular and Prospectus.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Financial Reporting Council (“FRC”) in the United Kingdom. We are independent in accordance with the Revised Ethical Standard 2019 issued by the FRC as applied to Investment Circular Reporting Engagements and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of checking whether the unadjusted financial information of Terminix Holdings has been accurately extracted from an appropriate source, assessing whether all adjustments necessary for the purpose of presenting the Financial Information on a basis consistent in all material respects with the Company’s accounting policies have been made, examination of evidence supporting the adjustments in the Reconciliation and checking the arithmetical accuracy of the calculations within the Reconciliation.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Reconciliation has been properly compiled on the basis stated and that the adjustments are appropriate for the purpose of presenting the Financial Information (as adjusted) on a basis consistent in all material respects with the Company’s accounting policies.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Declaration

For the purposes of item 5.3.2 R (2)(f) of the Prospectus Regulation Rules we are responsible for this report as part of the Combined Circular and Prospectus and declare that, to the best of our knowledge, the information contained in this report is in accordance with the facts and that the report makes no omission likely to affect its import. This declaration is included in the Combined Circular and Prospectus in compliance with item 1.2 of Annex 3 of the PR Regulation.

Yours faithfully,

PricewaterhouseCoopers LLP

Chartered Accountants

PART XII

UNAUDITED PRO FORMA FINANCIAL INFORMATION FOR THE COMBINED GROUP

SECTION A—UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma statement of net assets and unaudited pro forma income statement of the Combined Group set out in this Section A of Part XII (Unaudited Pro Forma Financial Information for the Combined Group) of this document (the “Unaudited Pro Forma Financial Information”), has been prepared on the basis of the notes set out below to illustrate the effect of the Transaction on: (i) the income statement of Rentokil Initial for the six months ended 30 June 2022 as if the Transaction had taken place on 1 January 2021;

(ii) the income statement of Rentokil Initial for the year ended 31 December 2021 as if the Transaction had taken place on 1 January 2021; and (iii) the statement of net assets of Rentokil Initial as at 30 June 2022 as if the Transaction had taken place on 30 June 2022.

The Unaudited Pro Forma Financial Information has been prepared in accordance with Rule 13.3.3R of the Listing Rules and section 3 of Annex 20 of the Prospectus Regulation and on a basis consistent with the accounting policies adopted by the Company in relation to its consolidated financial statements for the period ended 31 December 2021.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation. It does not purport to represent what the Combined Group’s financial position or results actually would have been if the Transaction had been completed on the date indicated. Actual results may differ materially from the assumptions made for the purposes of the Unaudited Pro Forma Financial Information. The pro forma adjustments are based on the information available at the time of the preparation of this document.

The Unaudited Pro Forma Financial Information does not constitute financial statements within the meaning of Section 434 of the Companies Act 2006. Rentokil Initial Shareholders should read the whole of this document and not rely solely on the summarised financial information contained in Part XII (Unaudited Pro Forma Financial Information for the Combined Group) of this document.

Unaudited Pro Forma Statement of Net Assets as at 30 June 2022

		Adjustments
	Rentokil Initial Historical (IFRS)	Terminix Adjusted (IFRS)	Adjustments for Debt Refinancing	Transaction adjustments	Notes	Pro forma Combined Group
£m	Note 1	Note 2	Note 3	Note 4
Non-current assets
Intangible assets	2,499	2,607	—	2,978	4b, 4c	8,084
Property, plant and equipment	429	42	—	—		471
Right-of-use assets	243	143	—	—		386
Investments in associated undertakings	32	57	—	—		89
Other investments	—	—	—	—		—
Deferred tax assets	44	—	—	—		44
Contract costs	83	84	—	—		167
Retirement benefit assets	3	—	—	—		3
Other receivables	15	69	—	—		84
Derivative financial instruments	6	17	(17)	—		6
Total non-current assets	3,354	3,019	(17)	2,978		9,334
Current assets
Retirement benefit assets	18	—	—	—		18
Other investments	4	—	—	—		4
Inventories	172	37	—	—		209
Trade and other receivables	610	230	—	—		840
Current tax assets	9	17	—	—		26
Derivative financial instruments	2	11	(7)	—		6
Cash and cash equivalents	2,371	301	(90)	(1,182)	4a(iii), 4c, 4h	1,400
Total current assets	3,186	596	(97)	(1,182)		2,503
Total assets	6,540	3,615	(114)	1,796		11,837
Non-current liabilities
Other payables	64	12	—	—		76
Bank and other long-term borrowings	2,918	632	(113)	65	4b(iii)	3,502
Lease liabilities	150	138	—	—		288
Deferred tax liabilities	128	255	—	217	4b(v)	600
Retirement benefit obligations	32	—	—	—		32
Provisions for liabilities and charges	39	308	—	—		347
Derivative financial instruments	73	—	—	—		73
Total non-current liabilities	3,404	1,345	(113)	282		4,918
Current liabilities
Trade and other payables	905	302	—	—		1,207
Current tax liabilities	78	11	—	—		89
Provisions for liabilities and charges	27	93	—	6	4b(iv)	126
Bank and other short-term borrowings	607	8	—	—		615
Lease liabilities	81	43	—	—		124
Derivative financial instruments	—	—	—	—		—
Total current liabilities	1,698	457	—	6		2,161
Total liabilities	5,102	1,802	(113)	288		7,079
Net assets	1,438	1,813	(1)	1,508		4,758

Unaudited Pro Forma Income Statement for the six months ended 30 June 2022

		Adjustments
	Rentokil Initial Historical (IFRS)	Terminix Adjusted (IFRS)	Adjustments for Debt Refinancing	Transaction adjustments	Notes	Pro forma Combined Group
£m	Note 1	Note 2	Note 3	Note 4
Revenue	1,572	833	—	—		2,405
Operating expenses	(1,402)	(755)	—	—	4b(i), 4c, 4d, 4f, 4g	(2,157)
Operating profits	170	78	—	—		248
Finance income	7	(2)	—	—		5
Finance cost	(20)	(24)	(29)	—		(73)
Share of profits from associates, net of tax	5	2	—	—		7
Profit before income tax	162	54	(29)	—		187
Income tax expense	(38)	(22)	6	7	4b(i), 4e	(47)
Profit attributable to the Company’s equity holders	124	32	(23)	7		140

Unaudited Pro Forma Income Statement for the year ended 31 December 2021

		Adjustments
	Rentokil Initial Historical (IFRS)	Terminix Adjusted (IFRS)	Adjustments for Debt Refinancing	Transaction adjustments	Notes	Pro forma Combined Group
£m	Note 1	Note 2	Note 3	Note 4
Revenue	2,957	1,484	—	—		4,441
Operating expenses	(2,610)	(1,344)	—	(154)	4b(i), 4c, 4d, 4f, 4g	(4,108)
Operating profits	347	140	—	(154)		333
Finance income	4	1	—	—		5
Finance cost	(34)	(41)	(56)	—		(131)
Share of profits from associates, net of tax	8	1	—	—		9
Profit before income tax	325	101	(56)	(154)		216
Income tax expense	(62)	(33)	11	20	4b(i), 4e, 4f, 4g	(64)
Profit attributable to the Company’s equity holders	263	68	(45)	(134)		152

Notes

(1)	Rentokil Initial plc’s financial information as at 30 June 2022 has been extracted, without material adjustment, from Rentokil Initial plc’s unaudited consolidated interim financial statements for the six months ended 30 June 2022, which are incorporated by reference into this document. Rentokil Initial’s financial information as at 31 December 2021 has been extracted, without material adjustment, from Rentokil Initial plc’s audited consolidated financial statements for the year ended 31 December 2021, which are incorporated by reference into this document.

(2)	The table below sets out the impact of adjustments made to Terminix Holdings’ net assets as at 30 June 2022 and income statement for the six months ended 30 June 2022 and for the year ended 31 December 2021 in order to present them on a basis consistent with Rentokil Initial plc’s accounting policies and presentation which are in accordance with IFRS.

As at 30 June 2022	Terminix (US GAAP) Note 2a	Reclassifications Note 2b	IFRS adjustments Note 2c	Notes	Adjusted Terminix (IFRS)	Adjusted Terminix (IFRS) Note 2d
	US$m	US$m	US$m		US$m	£m
Assets
Non-current assets
Intangible assets	1,051	2,178	(54)	2c(v)	3,175	2,607
Goodwill	2,107	(2,107)	—		—	—
Property, plant and equipment	183	(132)	—		51	42
Operating lease right-of-use assets	72	(72)	—		—	—
Notes receivable	38	(38)	—		—	—
Deferred customer acquisition costs	102	(102)	—		—	—
Long-term marketable securities	12	(12)	—		—	—
Restricted cash	89	(89)	—		—	—
Other assets	134	(134)	—		—	—
Right-of-use assets	—	188	(14)	2c(i)	174	143
Contract costs	—	102	—		102	84
Investments in associated undertakings	—	69	—		69	57
Retirement benefit assets	—	—	—		—	—
Other receivables	—	93	(9)	2c(iii), 2c(iv)	84	69
Derivative financial instruments	—	21	—		21	17
	3,788	(35)	(77)		3,676	3,019
Current assets
Inventories	45	—	—		45	37
Receivables, less allowance	213	(213)	—		—	—
Prepaid expenses and other assets	163	(163)	—		—	—
Cash and cash equivalents	277	89	—		366	301
Trade and other receivables	—	288	(7)	2c(vii)	281	230
Current tax assets	—	21	—		21	17
Derivative financial instruments	—	13	—		13	11
	698	35	(7)		726	596
Total assets	4,486	—	(84)		4,402	3,615
Non-current liabilities
Long-term debt	846	(846)	—		—	—
Other long term liabilities:
Deferred taxes	396	(396)	—		—	—
Other long-term obligations, primarily self-insurance claims	173	(173)	—		—	—
Long-term lease liability	91	(91)	—		—	—
Other payables	—	14	—		14	12
Bank and other long-term borrowings	—	766	4	2c(iv)	770	632
Lease liabilities	—	171	(3)	2c(i)	168	138
Deferred tax liabilities	—	396	(86)	2c(i), 2c(ii), 2c(iii), 2c(iv), 2c(v), 2c(vi), 2c(vii)	310	255
Retirement benefit obligations	—	—	—		—	—
Provisions for liabilities and charges	—	151	224	2c(iii), 2c(vi)	375	308
Derivative financial instruments	—	—	—		—	—
	1,506	(8)	139		1,637	1,345
Current liabilities
Accounts payable	122	(122)	—		—	—
Accrued liabilities:
Payroll and related expenses	73	(73)	—		—	—
Self-insurance claims and related expenses	73	(73)	—		—	—
Accrued interest payable	7	(7)	—		—	—
Other	106	(106)	—		—	—
Deferred revenue	99	(99)	—		—	—
Current portion of lease liability	17	(17)	—		—	—
Current portion of long-term debt	47	(47)	—		—	—
Trade and other payables	—	368	—		368	302
Current tax liabilities	—	13	—		13	11
Provisions for liabilities and charges	—	107	6	2c(vi)	113	93
Bank and other short-term borrowings	—	10	—		10	8
Lease liabilities	—	54	(2)	2c(i)	52	43
	544	8	4		556	457
Total liabilities	2,050	—	143		2,193	1,802
Net assets	2,436	—	(227)		2,209	1,813

For the six months ended 30 June 2022	Terminix (US GAAP) Note 2a	Reclassifications Note 2b	IFRS adjustments Note 2c	Notes	Adjusted Terminix (IFRS)	Adjusted Terminix (IFRS) Note 2d
	US$m	US$m	US$m		US$m	£m
Revenue	1,081	—	—		1,081	833
Cost of services rendered and products sold	(636)	636	—		—	—
Selling and administrative expenses	(287)	287	—		—	—
Amortisation expense	(20)	20	—		—	—
Restructuring and other charges	(33)	33	—		—	—
Loss on sale of international subsidiaries	(41)	41	—		—
Operating expenses	—	(1,017)	37	2c(i), 2c(ii), 2c(iii), 2c(iv), 2c(v), 2c(vi), 2c(vii)	(980)	(755)
Operating profit	64	—	37		101	78
Interest expense	(23)	23	—		—	—
Interest and net investment income	(2)	2	—		—	—
Finance income	—	(2)	—		(2)	(2)
Finance cost	—	(23)	(8)	2c(i), 2c(iii), 2c(vi)	(31)	(24)
Share of profit from associates, net of tax	—	3	—		3	2
Profit before income tax	39	3	29		71	54
Provision for income taxes	(21)	21	—		—	—
Equity in earnings of joint ventures	3	(3)	—		—	—
Income tax expense	—	(21)	(8)	2c(i), 2c(ii), 2c(iii), 2c(iv), 2c(v), 2c(vi), 2c(vii)	(29)	(22)
Profit for the year from continuing operations	21	—	21		42	32

For the year ended 31 December 2021	Terminix (US GAAP) Note 2a	Reclassifications Note 2b	IFRS adjustments Note 2c	Notes	Adjusted Terminix (IFRS)	Adjusted Terminix (IFRS) Note 2d
	US$m	US$m	US$m		US$m	£m
Revenue	2,045	—	—		2,045	1,484
Cost of services rendered and products sold	(1,193)	1,193	—		—	—
Selling and administrative expenses	(561)	561	—		—	—
Amortisation expense	(40)	40	—		—	—
Acquisition-related costs	1	(1)	—		—	—
Mobile Bay Formosan termite settlement	(4)	4	—		—	—
Fumigation related matters	(2)	2	—		—	—
Restructuring and other charges	(19)	19	—		—	—
Goodwill impairment	(3)	3	—		—	—
Operating expenses	—	(1,821)	(30)	2c(i), 2c(ii), 2c(iii), 2c(iv), 2c(v), 2c(vi)	(1,851)	(1,344)
Operating profit	224	—	(30)		194	140
Interest expense	(45)	45	—		—	—
Interest and net investment income	2	(2)	—		—	—
Finance income	—	2	—		2	1
Finance cost	—	(45)	(12)	2c(i), 2c(iii)	(57)	(41)
Share of profit from associates, net of tax	—	2	—		2	1
Profit before income tax	181	2	(42)		141	101
Provision for income taxes	(57)	57	—		—	—
Equity in earnings of joint ventures	2	(2)	—		—	—
Income tax expense	—	(57)	12	2c(i), 2c(ii), 2c(iii), 2c(iv), 2c(v), 2c(vi)	(45)	(33)
Profit for the year from continuing operations	126	—	(30)		96	68

(a)	Terminix Holdings’ balance sheet as of 30 June 2022 and statement of operations for the six months ended 30 June 2022, prepared in accordance with US GAAP, have been extracted, without material adjustment, from Terminix’s condensed consolidated financial statements included in Terminix’s Quarterly Report on Form 10-Q for the six month period ended 30 June 2022. Terminix’s statement of operations for the year ended 31 December 2021 was extracted from Terminix’s consolidated financial statements included in Terminix’s Annual Report on Form 10-K for the year ended 31 December 2021, which are included in Section A of Part XI (Historical Information relating to Terminix) of this document.

(b)	The classification of certain items presented by Terminix Holdings under US GAAP has been modified in order to align with the presentation used by Rentokil Initial plc under IFRS.

Modifications to Terminix Holdings’ net assets presentation as of 30 June 2022 include:

(i)	Presentation of ‘Receivables, less allowance’ (US$213 million) in ‘Trade and other receivables’ (US$213 million);

(ii)	Separate presentation of components of ‘Prepaid expenses and other assets’ (US$163 million) in ‘Trade and other receivables’ (US$75 million), in ‘Current tax assets’ (US$21 million), in current ‘Derivative financial instruments’ (US$12 million) and ‘Intangible assets’ (US$54 million);

(iii)	Separate presentation of components of ‘Property and equipment, net’ (US$183 million) in ‘Property, plant and equipment’ (US$51 million), in ‘Intangible assets’ (US$17 million) and in ‘Right-of-use assets’ (US$115 million);

(iv)	Presentation of ‘Operating lease right-of use assets’ (US$72 million) in ‘Right-of-use assets’ (US$72 million);

(v)	Presentation of ‘Goodwill’ (US$2,107 million) in ‘Intangible assets’ (US$2,107 million);

(vi)	Presentation of ‘Intangible assets, primarily trade names, service marks and trademarks, net’ (US$1,051 million) in ‘Intangible assets’ (US$1,051 million);

(vii)	Presentation of ‘Restricted Cash’ (US$89 million) in ‘Cash and cash equivalents’ (US$89 million);

(viii)	Presentation of ‘Notes receivable’ (US$38 million) in non-current ‘Other receivables’ (US$38 million);

(ix)	Presentation of ‘Long-term marketable securities’ (US$12 million) in non-current ‘Other receivables’ (US$12 million);

(x)	Presentation of ‘Deferred customer acquisition costs’ (US$102 million) in ‘Contract costs’ (US$102 million);

(xi)	Separate presentation of components of ‘Other assets’ (US$134 million) in ‘Investments in associated undertakings’ (US$69 million), in non-current ‘Derivative financial instruments’ (US$21 million) and in non-current ‘Other receivables’ (US$44 million);

(xii)	Presentation of ‘Accounts payable’ (US$122 million) in ‘Trade and other payables’ (US$122 million);

(xiii)	Presentation of ‘Payroll and related expenses’ (US$73 million) in ‘Trade and other payables’ (US$73 million);

(xiv)	Presentation of ‘Self-insurance claims and related expenses’ (US$73 million) in current ‘Provisions for liabilities and charges’ (US$73 million);

(xv)	Presentation of ‘Accrued interest payable’ (US$7 million) in ‘Trade and other payables’ (US$7 million);

(xvi)	Separate presentation of components of ‘Other’ (US$106 million) in ‘Trade and other payables’ (US$68 million), in current ‘Provision for liabilities and charges’ (US$34 million), and in ‘Current tax liabilities’ (US$4 million);

(xvii)	Presentation of ‘Deferred revenue’ (US$99 million) in ‘Trade and other payables’ (US$99 million);

(xviii)	Separate presentation of components of ‘Current portion of long-term debt’ (US$47 million) in ‘Bank and other short-term borrowings’ (US$10 million), and in current ‘Lease liabilities’ (US$37 million);

(xix)	Presentation of ‘Current portion of lease liability’ (US$17 million) in current ‘Lease liabilities’ (US$17 million);

(xx)	Separate presentation of components of ‘Long-term debt’ (US$846 million) in ‘Bank and other long-term borrowings’ (US$766 million), and in non-current ‘Lease liabilities’ (US$80 million);

(xxi)	Presentation of ‘Long-term lease liability’ (US$91 million) in non-current ‘Lease liabilities’ (US$91 million);

(xxii)	Separate presentation of components of ‘Other long-term obligation, primarily self-insurance claims’ (US$173 million) in non-current ‘Provisions for liabilities and charges’ (US$151 million), in ‘Other payables’ (US$14 million), and in ‘Current tax liabilities’ (US$9 million);

(xxiii)	Presentation of ‘Deferred taxes’ of (US$396 million) in ‘Deferred tax liabilities’ (US$396 million).

Modifications to Terminix Holdings’ consolidated statement of operations presentation for the six months ended 30 June 2022 include:

(i)	Presentation of ‘Cost of services rendered and products sold’ (US$636 million) in ‘Operating expenses’ (US$636 million);

(ii)	Presentation of ‘Selling and administrative expenses’ (US$287 million) in ‘Operating expenses’ (US$287 million);

(iii)	Presentation of ‘Amortisation expense’ (US$20 million) in ‘Operating expenses’ (US$20 million);

(iv)	Presentation of ‘Restructuring and other charges’ (US$33 million) in ‘Operating expenses’ (US$33 million);

(v)	Presentation of ‘Loss on sale of international subsidiaries’ (US$41 million) in ‘Operating expenses’ (US$41 million);

(vi)	Presentation of ‘Interest expense’ (US$23 million) in ‘Finance cost’ (US$23 million);

(vii)	Presentation of ‘Interest and net investment income’ (US$2 million) in ‘Finance income’ (US$2 million);

(viii)	Presentation of ‘Provision for income taxes’ (US$21 million) in ‘Income tax expense’ (US$21 million);

(ix)	Presentation of ‘Equity in earnings of joint ventures’ (US$3 million) in ‘Share of profit from associates, net of tax’ (US$3 million).

Modifications to Terminix Holdings’ consolidated statement of operations presentation for the year ended 31 December 2021 include:

(i)	Presentation of ‘Cost of services rendered and products sold’ (US$1,193 million) in ‘Operating expenses’ (US$1,193 million);

(ii)	Presentation of ‘Selling and administrative expenses’ (US$561 million) in ‘Operating expenses’ (US$561 million);

(iii)	Presentation of ‘Amortisation expense’ (US$40 million) in ‘Operating expenses’ (US$40 million);

(iv)	Presentation of ‘Acquisition related costs’ (US$1 million) in ‘Operating expenses’ (US$1 million);

(v)	Presentation of ‘Mobile Bay Formosan termite settlement’ (US$4 million) in ‘Operating expenses’ (US$4 million);

(vi)	Presentation of ‘Fumigation related matters’ (US$2 million) in ‘Operating expenses’ (US$2 million);

(vii)	Presentation of ‘Restructuring and other charges’ (US$19 million) in ‘Operating expenses’ (US$19 million);

(viii)	Presentation of ‘Goodwill impairment’ (US$3 million) in ‘Operating expenses’ (US$3 million);

(ix)	Presentation of ‘Interest expense’ (US$45 million) in ‘Finance cost’ (US$45 million);

(x)	Presentation of ‘Interest and net investment income’ (US$2 million) in ‘Finance income’ (US$2 million);

(xi)	Presentation of ‘Provision for income taxes’ (US$57 million) in ‘Income tax expense’ (US$57 million);

(xii)	Presentation of ‘Equity in earnings of joint ventures’ (US$2 million) in ‘Share of profit from associates, net of tax’ (US$2 million).

(c)	The following adjustments have been made to convert Terminix Holdings’ net assets and income statement to Rentokil Initial plc’s IFRS accounting policies:

(i)	Leases—Under US GAAP, all of Terminix Holdings’ real estate leases were classified as operating leases, where the lease liability is measured as the present value of the remaining lease payments, and the right-of-use (“ROU”) asset is remeasured as the amount of the lease liability adjusted for any lease incentives, prepaid/accrued rents, initial direct costs, or impairment. This treatment results in the recognition of rent expense on a straight-line basis over the lease term. Under IFRS 16, depreciation of the right-of-use asset and interest expense are recognised separately in the income statement. Accordingly, adjustments have been made to reflect the depreciation of right-of-use assets on a straight-line basis and the recognition of interest expense on the lease liability under IFRS 16.

All of Terminix Holdings’ fleet leases were classified as finance leases under ASC 842. Adjustments have been made to Terminix Holdings’ fleet leases to remeasure the ROU assets and liabilities at the prevailing incremental borrowing rate (IBR). Additionally, Terminix Holdings’ capitalised short-term fleet leases, low value fleet leases, and non-lease components under its ASC 842 policy. These components have been expensed under IFRS 16 to align with Rentokil Initial plc’s accounting policy.

As a result, ROU assets of US$14 million and lease liabilities of US$5 million have been derecognised in the statement of net assets as at 30 June 2022 along with a deferred tax liabilities of US$3 million. Additionally, there was an adjustment of US$3 million to decrease operating expense and an adjustment of US$4 million to increase finance costs and a related tax benefit of US$0.3 million during the six months ended 30 June 2022 and an adjustment of US$5 million to decrease operating expense and an adjustment of US$8 million to increase finance costs and a related tax benefit of US$1 million during the year-ended 31 December 2021.

(ii)	Share-based compensation—Under its US GAAP accounting policy, Terminix Holdings has valued its graded vesting awards with service-only conditions as a single award and has recorded the share- based compensation expense for these awards using a straight-line method over the vesting period for the entire award. Rentokil Initial plc’s IFRS accounting policies require that each tranche of a graded vesting award with service-only conditions be valued as a separate award and that the share-based compensation expense be recorded using a straight-line basis over the respective vesting period for each separately vesting portion of the award. Adjustments have been made to reflect the impact on the grant date fair value and the timing of expense recognition for grants with unvested options. These changes resulted in a decrease of share-based compensation within operating expenses of US$6 million and a related tax charge of US$1.3 million for the six months ended 30 June 2022 and a US$2 million decrease within operating expenses and a related tax charge of US$0.1 million for the year ended 31 December 2021. This also resulted in a related deferred tax benefit of US$1 million in the statement of net assets.

(iii)	Contingent liabilities and provisions—Under US GAAP, Terminix Holdings has not discounted its recognised contingent liabilities as the timing of the settlement of these accrued liabilities are not fixed or readily determinable. IFRS requires provisions to be discounted if the effect of the time value of money is material, using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the liability that have not been reflected in the best estimate of the expenditure.

As a result, provisions of US$20 million and the related insurance receivables of US$7 million have been reduced in the statement of net assets for the six months ended 30 June 2022, along with a related deferred tax charge of US$4 million, resulting from the effect of the time value of money. The income statement for the six months ended 30 June 2022 reflects a US$2 million reduction to operating expenses and a US$3 million increase to finance costs and a related tax charge of US$0.3 million. The income statement for the year end 31 December 2021 reflects a US$4 million reduction to operating expenses and a US$4 million increase to finance costs and a related tax charge of US$0.1 million.

(iv)	Financial Instruments—Under its US GAAP policy, Terminix Holdings capitalised financing costs associated with its debt extinguishment in accordance with ASC 470. These financing costs under IFRS standards are required to be expensed as incurred. As a result, debt financing costs capitalised in Other Receivables -LT of US$2 million and in Bank and other long-term borrowings of US$4 million were derecognised in the statement of net assets as at 30 June 2022 along with a related deferred tax benefit of US$2 million.

In addition, under its US GAAP policy, Terminix Holdings retained the accumulated foreign currency reserve related to a net investment hedge that was terminated during the six months ended 30 June 2022 as the foreign entity associated with the hedge was not substantially liquidated. Under IFRS, the foreign exchange reserve shall be recognised within the income statement upon disposal or partial disposal of the foreign operation.

As a result, the income statement for the six months ended 30 June 2022 reflects a US$1 million reduction to operating expenses and a related tax charge of US$0.3 million for these adjustments. The income statement for the year ended 31 December 2021 reflects a US$2 million reduction to operating expenses and a related tax charge of US$0.5 million.

(v)	Capitalised Software—cloud computing costs—Terminix Holdings incurred and capitalised implementation costs related to cloud computing arrangements associated with the development of developing a new customer service platform to replace its legacy operating systems. Under its US GAAP accounting policies, the costs incurred for the development of the platform were classified within Prepaid Expenses on Terminix Holdings’ statement of net assets.

The costs incurred by Terminix Holdings for the development of the customer platform are not eligible for recognition as capitalised assets under Rentokil Initial plc’s IFRS accounting policies and instead the arrangement will be treated as a service agreement. Furthermore, the implementation costs are distinct from the service agreements in place and should be expensed as incurred. Therefore, US$54 million of capitalised development costs were derecognised from the statement of net assets as at 30 June 2022 along with a related deferred tax benefit of US$15 million. The income statement for the six months ended 30 June 2022 reflects a US$10 million increase to operating expenses and a related tax benefit of US$3 million. The income statement for the year ended 31 December 2021 reflects a US$19 million increase to operating expenses and a related tax benefit of US$6 million.

(vi)	Termite damage claims—Under Terminix Holdings’ US GAAP accounting policies, Terminix Holdings has recorded certain liabilities with respect to existing or potential claims, lawsuits and other proceedings, including litigated termite damage claims up to one year after the statement of net assets date when amounts are both probable and reasonably estimable. A provision for litigated claims is recorded as claims are filed, while the provision for non-litigated claims is based on known filed claims plus those expected to arise for active customers within the contractually stated claims notification period.

In contrast, under Rentokil Initial’s IFRS accounting policy, its assessment of probable future cash outflows arising from claims relating to the entire pool of existing contracts is based on historical claim trends and costs for the total estimated period a customer is expected to be retained. This change in methodology pursuant to Rentokil Initial’s IFRS accounting policy results in an increase in the provision for both litigated and non-litigated claims.

Accordingly, Rentokil Initial has recognised a further provision of US$250 million as of 30 June 2022, which primarily relates to non-litigated claims, with an increase to current provisions for liabilities and charges of US$6 million and an increase to non-current provisions for liabilities and charges of US$244 million representing Rentokil Initial’s estimate of probable claims expected to arise over the entire duration of the customer relationship, along with a deferred tax benefit of US$67 million. The income statement for the six months ended 30 June  2022 reflects a US$42 million decrease in expense, a US$ 1 million increase in finance cost and a related tax charge of US$11 million, taking account the position as of 31 December 2021. The income statement for the year ended 31 December 2021 reflects a US$24 million increase in expense, and a related tax benefit of US$6 million, taking account of the position as of 31 December 2020.

(vii)	Interim Advertising Costs—Under US GAAP, Terminix Holdings has elected for interim reporting to defer advertising costs within a fiscal year where the benefits of the expenditure extend beyond the interim period in which the expenditure was made. IFRS requires advertising and marketing costs to be expense as incurred unless services are paid in advance and not immediately available (i.e., prepaid expenses). To align Terminix Holdings’ existing US GAAP policy to those of Rentokil Initial, an adjustment of US$7 million has been made to reduce prepaid expenses within trade and other receivables on the statement of net assets as at 30 June 2022, along with a related deferred tax charge of US$2 million, to reflect the expense recognition of marketing services received and incurred.

The income statement for the six months ended 30 June 2022 reflects a US$7 million increase to operating expenses and a related tax charge of US$2 million. No adjustment was required for the year ended 31 December 2021.

(d)	The Terminix Holdings income statement items have been converted from US$ to £ using the average exchange rate for the financial year ended 31 December 2021 of £0.7259 per US$1.00, and the average exchange rate for the six months ended 30 June 2022 of £0.7702 per US$1.00. Net assets items have been converted from US$ to £ using the closing exchange rate of £0.8212 per US$1.00 at 30 June 2022.

(3)	Debt refinancing

On 25 February 2022, Rentokil Initial plc entered into a US$2,700 million (£2,001 million) credit facility consisting of (i) “Facility A,” a bridge facility having an aggregate principal amount of US$2,000 million (£1,482 million) and (ii) “Facility B”, a term facility having an aggregate principal amount of US$700 million (£575 million) (collectively, the Financing Commitments), which have been provided by a syndicate of banks. Facility A had an original maturity date of 25 August 2023. Facility B will mature on the third anniversary of the date of the first utilisation.

On 27 June 2022, Rentokil Initial issued Senior Unsecured Notes for €850 million (£732 million), €600 million (£516 million) and £400 million (collectively, the “New Senior Notes”), maturing on 27 June 2027, 27 June 2030 and 27 June 2032, respectively. The New Senior Notes were issued in part to replace Facility A with longer term financing with the proceeds being received and held on deposit as at 30 June 2022, pending completion of the transaction. On 30 June 2022, Rentokil Initial plc cancelled Facility A. Accordingly, Facility A has been excluded from the debt refinancing adjustments below.

The proceeds of the Facility B and the New Senior Notes are to be used to pay the merger consideration, certain costs and expenses in connection therewith and for the refinancing of indebtedness of Terminix Holdings and its subsidiaries. On the basis that the amount can be drawn in a single tranche, Rentokil Initial plc has assumed the full amount of Facility B will be drawn down with respect to the Transaction, which is reflected in the debt refinancing adjustments below. Upon repayment of the outstanding Terminix Holdings term loan facility, the related interest rate swap will be terminated with a settlement of US$29 million (£24 million) expected to be received from the counterparty as at 30 June 2022.

Current and non-current bank and other borrowings and financial derivatives have been adjusted as follows based on the sources of funding described above:

Debt refinancing adjustments
£m
Proceeds from Facility B	575
Total borrowings	575
Debt issuance costs to be recognised	(1)
Total cash proceeds, net of debt issuance costs	574
Repayment of outstanding Terminix term loan facility and notes(i)	(616)
Release of historical Terminix unamortised debt issuance costs of £1 million and fair value adjustments of £48 million(ii)	(47)
Net change in debt	(89)
Presented as:
Current portion of financial derivatives	7
Non-current portion of financial derivatives	17
Current portion of debt adjustment	—
Non-current portion of debt adjustment	(113)

(i)	The repayment of the outstanding Terminix term loan facility and notes includes the £17 million (of the total £65 million adjustment) adjustment recorded to debt (Note 4b(iii)), in order to increase the historical book value to the par value to be repaid, partially offset by expected proceeds from the settlement of interest rate swaps of US$29 million (£24 million).

(ii)	The fair value adjustments to be released represents the excess of the fair value of debt recorded (Note 4b(iii)) over the par value to be repaid.

Proceeds from the credit facility are planned to be used for repayment of outstanding Terminix Holdings term loan facility and notes, payments for cash consideration, transaction costs and other costs associated with the Merger.

In conjunction with the repayment of the outstanding Terminix notes, a termination fee of US$58 million (£48 million) will be paid on the early settlement made by Rentokil Initial. This has been presented in the pro forma statement of net assets as at 30 June 2022 as a reduction to cash and cash equivalents. The total cash settlement, including the termination fee, approximates the fair value recognised on acquisition of Terminix and therefore a nil amount has been recorded in the pro forma income statement for the year-ended 31 December 2021.

The interest rate for loans borrowed pursuant to the Facility B is a benchmark rate based on the secured overnight financing rate for US dollars plus a margin determined pursuant to a ratings-based pricing grid that ranges between 0.50 per cent. per annum and 1.00 per cent. per annum.

The interest rates for the Senior Notes are included in the table below.

			Interest expense, £m
	Average principal £m(i)	Interest rate%	For the six months ended 30 June 2022(ii)		For the year ended 31 December 2021(iii)
Senior Notes due 2027	732	3.875	14		28
Senior Notes due 2030	516	4.375	11		23
Senior Notes due 2032	400	5.000	10		20
Facility B	575	2.60	7		13
Debt issuance cost amortisation:
Senior Notes due 2027			1		1
Senior Notes due 2030			1		1
Senior Notes due 2032			1		1
Facility B			—		1
Total interest expense adjustment relating to new debt			45		88
Costs associated with historical debt
Release of historical Terminix interest on term loan facility and notes			(16)		(31)
Release of historical Terminix unamortised debt issuance costs on term loan facility and notes .			—		(1)
Settlement gain/loss upon termination of Terminix debt			—		—
Total finance cost adjustment			29	(v)	56 (v)

Notes:

(i)	The New Senior Notes that are denominated in € have been converted from € to £ using the closing exchange rate of £0.86081 per €1.00 as of 30 June 2022.

(ii)	Interest expense related to New Senior Notes that are denominated in € have been converted from €m to £m using average exchange rates of £0.84205 per €1 for the six months ended 30 June 2022 and £0.8595 per €1 for the year ended 31 December 2021.

(iii)	Interest expense related to Facility B was converted from US$m to £m using average exchange rates for the six months ended 30 June 2022 and for the year ended 31 December 2021 as described in Note 2 above.

(iv)	In addition to incremental interest charges, Rentokil Initial plc has also recorded a pro forma adjustment for debt issuance cost amortisation for each facility, which will be deferred and amortised over the duration of the borrowings.

(v)	The related estimated net decrease to income tax expense as a result of these increased interest charges reflected in the Unaudited Pro Forma Income Statement is £6 million and £11 million for the six months ended 30 June 2022 and for the year ended 31 December 2021 respectively.

(4)	Adjustments related to the Transaction

The Unaudited Pro Forma Financial Information has been prepared on the basis that the Transaction will be treated as a business combination in accordance with IFRS 3 Business Combinations. Under this method, the Terminix assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. The actual fair values will be determined upon the Completion and may vary from these estimates.

(a)	Preliminary purchase consideration

The total consideration expected to be transferred as of 31 August 2022 amounts to £4,480 million, and has been calculated as follows:

Estimated number of Rentokil Initial Shares underlying the Rentokil Initial ADSs to be delivered to Terminix Shareholders as of 31 August 2022:
Estimated number of Terminix Shares outstanding		121,553,067
Exchange ratio (as set out in the Merger Agreement)		1.0619
The Rentokil Initial ADSs to be delivered(i)		129,077,202

Preliminary purchase consideration:
Estimated number of Rentokil Initial Shares underlying the Rentokil Initial Shares to be delivered	645,386,010
Multiplied by market price of each Rentokil Initial Share on 15 August 2022 (Note 4a(ii) (GBP per share)	5.21
		£m

Fair value of Rentokil Initial Shares underlying the Rentokil Initial ADSs to be issued in exchange of Terminix Shares(i)		3,362
Consideration related to Terminix Stock Options, Terminix Restricted Stock Unit Awards, and Terminix Performance Stock Unit Awards vesting before 30 June 2022		14	(ii)
Total equity consideration		3,376	(iii)
Cash consideration, including cash settlement of fully vested and outstanding employee equity awards		1,104	(iv)
Total preliminary purchase consideration		4,480

(i)	The estimated number of Rentokil Initial Shares is five times the number of Rentokil Initial ADSs to be delivered because each New Rentokil Initial ADS represents five Rentokil Initial Shares.

(ii)	The portion of the fair value of Terminix’s equity awards attributable to pre-combination service that will be assumed by Rentokil Initial upon the closing amounts to £20 million, of which £6 million relates to fully vested and outstanding awards that will be cash settled and has been included in cash consideration. The estimated portion of the Rentokil Initial replacement awards attributable to post-combination services resulted in additional compensation expense of £5 million (see note 4f).

(iii)	The total share consideration for each share of Terminix common stock was estimated using the closing price of Rentokil Initial plc as at 31 August 2022, and the number of fully diluted shares outstanding as at 31 August 2022, which was the last practicable date prior to the issuance of this Unaudited Pro Forma Financial Information. The proportion of the Terminix Stock Options, Terminix Restricted Stock Unit Awards and Terminix Performance Stock Unit Awards vesting prior to 30 June 2022, were also included within the total share consideration. The actual purchase consideration will be determined upon the closing.

(iv)	The total cash consideration was estimated using the shares of Terminix common stock outstanding as at 31 August 2022, multiplied by the US$11 due to Terminix Shareholders for each share of Terminix common stock as set out in the Merger Agreement. The cash consideration also includes £6 million for fully vested and outstanding equity awards that will be cash settled as described in note 4f.

To determine the preliminary purchase consideration of £4,480 million, Rentokil Initial plc’s closing share price on 31 August 2022 of £5.21 has been used. The actual purchase price and exchange rate will fluctuate between 31 August 2022 and the closing date of the Transaction. A 10 per cent. increase in the Rentokil Initial plc share price would increase the fair value of the preliminary purchase consideration and goodwill by £337 million. A 10 per cent. decrease in the Rentokil Initial plc share price would decrease the preliminary purchase consideration and goodwill by £336 million.

The preliminary purchase consideration reflected in the Unaudited Pro Forma Financial Information does not purport to represent what the actual consideration transferred will be when the Transaction is completed. The fair value of the Rentokil Initial Shares underlying the New Rentokil Initial ADSs to be delivered as part of the consideration transferred will be measured, at the closing, based on the number of Terminix Shares outstanding multiplied by the exchange ratio of 1.0619 and the then-current market price of Rentokil Initial Shares. This requirement will likely result in a per share equity component different from the £5.21 per share closing price of Rentokil Initial Shares on 31 August 2022 that is assumed in the Unaudited Pro Forma Financial Information, and that difference may be material.

(b)	Preliminary purchase consideration allocation

Under the acquisition method of accounting, the preliminary purchase consideration is allocated to the Terminix’s assets and liabilities based on their estimated fair values. The preliminary allocation included in the Unaudited Pro Forma Financial Information below has been developed based on preliminary estimates of fair value using the historical financial statements of Terminix Holdings as at 30 June 2022 and is therefore subject to change.

The preliminary allocation of the fair value of assets acquired and liabilities assumed as at 31 August 2022 is estimated as follows:

Allocation of preliminary purchase consideration (in £m):	Book value	Fair value adjustment	Notes		Fair value
Estimated fair value of assets acquired:
Intangible assets, excluding goodwill	877	875	4b	(i)	1,752	(i)
Goodwill	1,730	2,080	4b	(ii)	3,810	(ii)
Property, plant and equipment	42	—			42
Right of use assets	143	—			143
Cash and cash equivalents	301	—			301
Other assets	480	—			480
Estimated fair values of liabilities assumed:
Debt	(821)	(65)	4b	(iii)	(886	)(iii)
Provisions	(387)	(6)	4b	(iv)	(393	)(iv)
Deferred tax liability	(255)	(217)	4b	(v)	(472	)(v)
Other liabilities	(297)	—			(297)
Total allocation	1,813	2,667			4,480

Except as discussed below, the carrying value of Terminix Holdings’ assets and liabilities are considered to approximate their fair values.

(i)	The fair value of Terminix Holdings’ intangible assets is estimated to be £1,752 million, or a net increase of £875 million compared to a carrying value of £877 million. The primary intangible assets include trade names and customer relationships, for which the fair value estimates of identifiable intangible assets have been determined using the income approach. The assumptions used by Rentokil Initial plc to arrive at the estimated fair value of the identifiable intangible assets have been derived primarily from public information and information provided by Rentokil Initial plc and Terminix Holdings.

The fair value and weighted-average estimated useful lives of identifiable intangible assets are estimated as follows:

			Amortisation
	Pro forma adjusted carrying value (£m)	Weighted-average estimated useful life (in years)	For the six months ended 30 June 2022 (£m)	For the year ended 31 December 2021 (£m)
Fair value of intangible assets acquired:
Customer relationships	401	6	38	75
Trade names (indefinite- lived)	1,313	Not amortised	—	—
Trade names (finite)	24	16	2	4
Software	14	4	2	4
Total fair value of intangible assets acquired:	1,752	Amortisation expenses	42	83
		Less historical amortisation expense	(15)	(29)
		Adjustments to amortisation expense	27	54

Based on the estimated respective fair values of identified intangible assets and the weighted average estimated useful lives, an adjustment to amortisation expense of £27 million and £54 million has been included in the pro forma income statement for the six months ended 30 June 2022 and the year ended 31 December 2021 respectively, being the amortisation charge above less £15 million and £29 million of historical amortisation expensed in the six months ended 30 June 2022 and the year ended 31 December 2021, respectively. The related estimated net decrease to income tax expense for the pro forma income statement for the six months ended 30 June 2022 is £7 million, which comprises the total transaction adjustment to income tax expense. The related estimated net decrease to income tax expense for the pro forma income statement for the year ended 31 December 2021 is £15 million, which is included in the total adjustment to income tax expense of £20 million along with the tax effect of the replacement awards of £1 million in note 4f and the tax effect of the management compensation arrangements of £4 million in note 4g. This adjustment will recur for the life of the underlying assets.

(ii)	The goodwill balance arising from the acquisition is estimated to be £3,810 million, which represents an uplift of £2,080 million. The goodwill has been calculated as the excess of the purchase consideration of £4,480 million over the fair value of the net assets acquired of £670 million.

(iii)	The fair value of Terminix’s total debt is estimated to be £886 million, or a net increase of £65 million compared to book value of £821 million. The change in the debt balance is as a result of the fair value increases associated with Terminix’s listed bonds that will be acquired as part of the transaction.

(iv)	The fair value increase in contingent liabilities relating to future termite warranty claims for received claims and probable claims within one year on the statement of net assets as at 30 June 2022 is £6 million. This amount has been included in current provisions and other charges.

(v)	The change in the deferred tax liability is as a result of the above fair value adjustments. The estimated net deferred tax liability is £472 million, which represents an adjustment of £217 million. This adjustment comprises £236 million in relation to the fair value uplift on intangible assets, offset by a £19 million deferred tax asset in relation to the fair value uplift on contingent liabilities and long-term debt. The estimated net deferred tax liability is based on assumptions and limited information and therefore the final amounts may differ materially from these estimates.

(c)	Transaction costs

Rentokil Initial and Terminix expect to incur the following non-recurring costs in connection with the Transaction, such as investment banking fees, legal fees, accounting fees, valuation fees, and other expenses directly associated with the Transaction:

(£m)
Total Transaction costs of:
Rentokil Initial	80
Terminix	36
Total Transaction costs	116

	Share Premium	Income Statement
		Six months
	As of	ended 30 June	Year ended
	30 June 2022	2022	31 December 2021
Amounts recognised in historical periods	13	27	11
Adjustment recorded in the pro forma	10	(27)	82
Total Transaction costs	23	—	93

It has been estimated that total transaction and related costs of £116 million will be incurred collectively by Rentokil Initial and Terminix in connection with the Transaction, which include advisory, legal, valuation and other professional fees of which £27 million and £11 million was incurred in the six months ended 30 June 2022 and the year ended 31 December 2021, respectively. Incurred transaction and related costs of £27 million in the six months ended 30 June 2022 are attributable as follows: Rentokil Initial £19 million and Terminix £8 million. As a result, an adjustment of £27 million was made to decrease operating expenses in the six months ended 30 June 2022 and to record these costs in the year ended 31 December 2021 in the pro forma income statement. Incurred transaction and related costs of £11 million in the year ended 31 December 2021 are attributable as follows: Rentokil Initial £6 million and Terminix £5 million. £23 million of Rentokil Initial transaction costs are considered as incremental costs directly attributable to the share issuance, of which £13 million has been capitalised to share premium as of 30 June 2022. As a result, a further £10 million would be capitalised to share premium.as at 30 June  2022. Accordingly, an adjustment of £83 million for the remaining transaction costs has been presented in the pro forma income statement for the year-ended 31 December 2021 within operating expenses. These one-off costs will not have a continuing impact on the results of the Combined Group.

Total estimated transaction and related costs in conjunction with the Transaction of £116 million are attributable as follows: Rentokil Initial £80 million and Terminix £36 million. As at 30 June 2022, Rentokil Initial had charged £25 million cumulatively to the income statements and therefore an adjustment of £42 million has been presented in the pro forma statement of net assets as a reduction to cash and cash equivalents to represent the estimated future charge. As at 30 June 2022, Terminix had charged £13 million cumulatively to the income statements and therefore an adjustment of £23 million has been presented in the pro forma statement of net assets as a reduction to cash and cash equivalents and a corresponding increase to goodwill as these transaction costs will reduce Terminix’s net assets prior to the consummation of the Transaction.

These amounts have not been tax effected as the tax deductibility of these items has not been determined.

(d)	Adjustments to operating expense

The total transaction adjustment to operating expenses in the pro forma income statement for the six months ended 30 June 2022 of nil includes the £27 million adjustment to reduce transaction and related costs recorded offset by adjustments to record amortisation expense of £27 million (Note 4b(i)).

The total transaction adjustment to operating expenses in the pro forma income statement for the year ended 31 December 2021 of £154 million includes the £82 million adjustment for transaction and related costs as well as adjustments to amortisation expense of £54 million (Note 4b(i)), replacement awards of £5 million (Note 4f), and Terminix management compensation of £13 million (Note 4g).

(e)	Income tax impact

The estimated income tax impacts of the pre-tax adjustments that are reflected in the Unaudited Pro Forma Financial Information are calculated using an estimated blended statutory rate of 27 per cent., which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The blended statutory rate of the Combined Group following the Transaction could be significantly different depending on post-Transaction activities and the geographical mix of profit or loss before taxes.

(f)	Replacement awards

Terminix stock options

At the first effective time, each Terminix Stock Option that is then vested and exercisable will be cancelled in consideration for the right to receive an amount in cash, without interest and less applicable withholding taxes, equal to the product of the excess of the Vested Award Consideration over the exercise price per share of the respective Terminix Stock Option and the number of shares of Terminix common stock subject to such Terminix Stock Option immediately prior to the first effective time.

At the first effective time, each Terminix Stock Option that is then unvested will be converted into an Assumed Option to purchase a number of Rentokil Initial ADSs equal to the number of shares of Terminix common stock underlying the Terminix Stock Option multiplied by the Equity Award Exchange Ratio. The exercise price per Rentokil Initial ADS applicable to each Assumed Option will be equal to the exercise price per share of Terminix common stock applicable to such Terminix Stock Option divided by the Equity Award Exchange Ratio. Each Assumed Option will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix Stock Option.

Terminix restricted stock unit awards

At the first effective time, each Terminix RSU Award that is vested will be cancelled in consideration for the right to receive, in respect of each share of Terminix common stock subject to such Terminix RSU Award immediately prior to the first effective time, the Vested Award Consideration, without interest and less applicable withholding taxes.

At the first effective time, each other Terminix RSU Award will be assumed by Rentokil Initial and will be converted into an Assumed RSU Award that settles in a number of Rentokil Initial ADSs equal to the number of shares of Terminix common stock underlying the Terminix RSU Award multiplied by the Equity Award Exchange Ratio. Each Assumed RSU Award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix RSU Award.

Terminix performance stock unit awards

At the first effective time, each outstanding Terminix PSU Award that was granted prior to the date of the merger agreement will be assumed by Rentokil Initial and converted into an Assumed PSU Award that settles, subject to the achievement of the applicable time-based vesting conditions, in a number of Rentokil Initial ADSs equal to the product of the number of shares of Terminix common stock underlying the Terminix PSU Award (determined by deeming the applicable performance goals to be achieved at the greater of the target level and the actual level of achievement through the latest practicable date prior to the first effective time), multiplied by the Equity Award Exchange Ratio. Each such Assumed PSU Award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix PSU Award, other than any performance-based vested conditions.

At the first effective time, each Terminix PSU Award granted after the date of the merger agreement (under circumstances permitted by the merger agreement) will be assumed by Rentokil Initial plc and converted into an Assumed PSU Award that settles, subject to the achievement of the applicable time and performance-based vesting conditions, in a target number of Rentokil Initial ADSs equal to the product of (1) the number of shares of Terminix Holdings common stock underlying the Terminix PSU Award (determined by assuming the applicable performance goals to be achieved at target level) multiplied by (2) the Equity Award Exchange Ratio. Each such Assumed PSU Award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Terminix PSU Award, except that the applicable performance metrics will be adjusted in good faith by Terminix Holdings and Rentokil Initial plc to provide for performance metrics that are based on the combined businesses.

Terminix director deferred share equivalents

At the first effective time, each outstanding director deferred share equivalent award with respect to shares of Terminix common stock will be cancelled in consideration for the right to receive the Vested Award Consideration, without interest.

Adjustment

The portion of the awards that has been included as part of the purchase consideration in note 4a has been determined by multiplying the fair value of the award as at 30 June 2022, by the portion of the requisite service period that elapsed prior to the Transaction divided by the total service period. As reflected in note 4a, the portion of the fair value of Terminix’s equity awards attributable to pre-combination service that will be assumed by Rentokil Initial plc upon the closing amounts to £20 million, of which £6 million relates to fully vested and outstanding awards that will be settled in cash and £14 million relates to newly issued Rentokil Initial awards.

The estimated portion of the awards attributable to post-combination services resulted in additional compensation expense of £5 million in the pro forma income statement for the year ended 31 December 2021, which is the difference in the amount of expense for the replacement awards and the amount of stock- based compensation expense already recognised by Terminix in the historical financial statements. There was no additional compensation expense or related income tax expense to be adjusted for the six months ended 30 June 2022. The related estimated net decrease to income tax expense for the pro forma income statement for the year ended 31 December 2021 is £1 million, which is included in the total adjustment to income tax expense of £20 million along with the tax effect of the increase in amortisation expense of £15 million in note 4b(i) and the tax effect of the management compensation arrangements of £4 million in note 4g. This adjustment will not have a continuing impact on the Combined Group once the post-combination service period has elapsed.

(g)	Terminix Holdings management compensation arrangements

Terminix Holdings has management agreements in place with its executive officers. The agreements contain clauses which stipulate that named executive officers will be entitled to receive certain payments and benefits if they experience a qualifying termination of employment subsequent to Completion and, in certain cases, after a specified period of time. For the Terminix Holdings named executive officers, the aggregate cash payments would be £10 million, the accelerated equity payments would be £9 million, and the value of other benefits would be £4 million. The effects of the aggregate cash payments and other benefits of £13 million resulting from the Terminix Holdings management agreements have been reflected within operating expenses for the year ended 31 December 2021 as part of the total Transaction adjustments of £154 million, with a corresponding tax impact of £4 million, which is included in the total adjustment to income tax expense of £20 million along with the tax effect of the increase in amortisation expense of £15 million in note 4b(i) and the tax effect of the replacement awards of £1 million in note 4f. These one-off costs will not have a continuing impact on the results of the Combined Group. The costs have been shown as a reduction to cash and cash equivalents in the pro forma statement of net assets.

Were all Terminix Holdings named executive officers terminated within the window of time provided in the respective management agreements, Rentokil Initial plc would be required to make the following payments in total:

(in £m)
Cash	9
Equity	10
Other benefits	4
Total	23

(5)	Disposal of the UK and Norway businesses

On 1 June 2022, in order to satisfy closing conditions of the Transaction, Terminix Holdings divested its international pest management businesses in the UK and Norway (the “Required Divestments”). The pro forma statement of net assets as at 30 June 2022 excludes the balances of the UK and Norway business following the Required Divestments but the pro forma income statement includes the financial results of these businesses up to the date of the Required Divestments and were not excluded on the basis of materiality. Terminix recorded a loss on the sale of these international subsidiaries of US$41 million in the six-month period ending 30 June 2022. Together, the two businesses generated revenue of US$21 million (£16 million) and US$53 million (£38 million) which was included in the income statement for the six months ended 30 June 2022 and the year ended 31 December 2021 respectively.

(6)	In preparing the Unaudited Pro Forma Financial Information, no account has been taken of the trading or transactions of Rentokil Initial plc or Terminix Holdings since 30 June 2022.

SECTION B—ACCOUNTANTS’ REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION FOR THE COMBINED GROUP

The directors (the “Directors”)

Rentokil Initial plc

Compass House

Manor Royal, Crawley

West Sussex

RH10 9PY

Barclays Bank PLC (“Barclays”)

5 The North Colonnade

Canary Wharf

London

E14 4BB

7 September 2022

Dear Ladies and Gentlemen,

Rentokil Initial plc (the “Company”)

We report on the unaudited pro forma financial information (the “Pro Forma Financial Information”) set out in Section A of Part XII of the Company’s combined circular and prospectus dated 7 September 2022 (the “Combined Circular and Prospectus”).

This report is required by section 3 of Annex 20 to the PR Regulation, item 11.5 of Annex 3 to the PR Regulation and item 13.3.3R of the Listing Rules of the Financial Conduct Authority (the “Listing Rules”) and is given for the purpose of complying with those items and for no other purpose.

Opinion

In our opinion:

(a)	the Pro Forma Financial Information has been properly compiled on the basis stated; and

(b)	such basis is consistent with the accounting policies of the Company.

Responsibilities

It is the responsibility of the Directors to prepare the Pro Forma Financial Information in accordance with sections 1 and 2 of Annex 20 of the PR Regulation, item 11.5 of Annex 3 to the PR Regulation and item 13.3.3R of the Listing Rules.

PricewaterhouseCoopers LLP, 1 Embankment Place, London, WC2N 6RH

T: +44 (0) 2075 835 000, F: +44 (0) 2072 124 652, www.pwc.co.uk

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business.

It is our responsibility to form an opinion, as required by section 3 of Annex 20 of the PR Regulation, item 11.5 of Annex 3 to the PR Regulation and item 13.3.3R of the Listing Rules, as to the proper compilation of the Pro Forma Financial Information and to report our opinion to you.

No opinions have been issued by us on any financial information of the Company for the six- month period ended 30 June 2022 or of Terminix Global Holdings, Inc. and its subsidiaries (“Terminix”) used in the compilation of the Pro Forma Financial Information. In providing this opinion we are not providing any assurance on any source financial information of Terminix on which the Pro Forma Financial Information is based beyond the above opinion.

In providing this opinion we are not updating or refreshing any reports or opinions previously issued by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed at the date of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.3.2R(2)(f) of the Prospectus Regulation Rules of the Financial Conduct Authority (the “Prospectus Regulation Rules”) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 1.3 of Annex 3 to the PR Regulation and item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Combined Circular and Prospectus.

Basis of preparation

The Pro Forma Financial Information has been prepared on the basis described in the notes to the Pro Forma Financial Information, for illustrative purposes only, to provide information about how the issuance of the shares by the Company and the acquisition of the entire common stock of Terminix Global Holdings, Inc. might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 31 December 2021 and 30 June 2022.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Financial Reporting Council (“FRC”) in the United Kingdom. We are independent in accordance with the Revised Ethical Standard 2019 issued by the FRC as applied to Investment Circular Reporting Engagements and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Declaration

For the purposes of item 5.3.2 R (2)(f) of the Prospectus Regulation Rules we are responsible for this report as part of the Combined Circular and Prospectus and declare that, to the best of our knowledge, the information contained in this report is in accordance with the facts and that the report makes no omission likely to affect its import. This declaration is included in the Combined Circular and Prospectus in compliance with item 1.2 of Annex 3 of the PR Regulation.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART XIII

ADDITIONAL INFORMATION

1.	Responsibility

Rentokil Initial plc and the Directors, whose names are set out in paragraph 8 of this Part XIII (Additional Information), accept responsibility for the information contained in this document. To the best of the knowledge of Rentokil Initial plc and the Directors the information contained in this document is in accordance with the facts and this document makes no omission likely to affect its import.

2.	Rentokil Initial plc information

2.1	The Company was incorporated and registered in England and Wales on 15 March 2005 under the Companies Act 1985 as a public company limited by shares with registered number 5393279, with the name Rentokil Initial 2005 plc. On 21 June 2005, the Company changed its name to Rentokil Initial plc.

2.2	The registered and head office of Rentokil Initial plc is Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, UK. Rentokil Initial plc’s main telephone number is +44 (0)1293 858000. Rentokil Initial plc’s LEI number is 549300VN4WV7Z6T14K68.

2.3	The principal legislation under which Rentokil Initial plc operates is the Companies Act.

2.4	Rentokil Initial plc’s website is https://www.rentokil-initial.com/.

2.5	The statutory auditors of Rentokil Initial plc are PwC, whose registered address is at 1 Embankment Place, London, WC2N 6RH United Kingdom. For the years ended 31 December 2019 and 31 December 2020, KPMG were the statutory auditors of Rentokil Initial plc. KPMG’s registered address is at 15 Canada Square, London E14 5GL United Kingdom.

3.	Information about Rentokil Initial plc’s share capital, constitution and the Rentokil Initial Shares

3.1	Share Capital

As at the Latest Practicable Date, Rentokil Initial plc had 1,863,832,965 Rentokil Initial Shares in issue with a nominal value of £0.01 each. As at the Latest Practicable Date, Rentokil Initial plc held 0 shares in treasury.

3.2	Summary of the articles of association of Rentokil Initial plc

A summary of the articles of association of Rentokil Initial plc (the “Articles”) is set out below:

(a)	Objects

The Articles do not set out specific details concerning Rentokil Initial plc’s objects. Rentokil Initial plc is not restricted by its Articles. Accordingly, pursuant to Section 31 of the Companies Act, Rentokil Initial plc’s objects are unrestricted.

(b)	Respective rights of different classes of shares

Without prejudice to any special rights attached to any existing shares, Rentokil Initial plc may issue shares with such rights or restrictions as determined by either Rentokil Initial plc by ordinary resolution or, in the absence of such determination, its Directors. Rentokil Initial plc may also issue shares which are, or are able to be, redeemed at the option of Rentokil Initial plc or the holder.

(c)	General meetings

The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Act. The Board may call general meetings whenever and at such times and places as it shall determine. The Articles permit the Board to take advantage of Section 360A of the Companies Act to enable simultaneous participation and attendance at general meetings by electronic means.

An annual general meeting shall be called by at least 21 clear days’ notice. Subject to the provisions of the Companies Act, all other general meetings may be called by at least 14 clear days’ notice. Save for the appointment of a chair, no business shall be dealt with at a general meeting unless a quorum is present. For general meetings (excluding class meetings), two qualifying persons present at a meeting and entitled to vote on the business to be dealt with are a quorum unless: (i) each is a qualifying person acting as a representative of a corporation in relation to the meeting and they are representatives of the same corporation; or (ii) each is a qualifying person acting as a proxy of a member in relation to the meeting and they are proxies of the same member. For the purposes of quorum, a qualifying person is: (i)  an individual who is a member of the Company; (ii) a person authorised under the Companies Act to act as a representative of a corporation which is a member of the Company; or (iii) a person appointed as proxy of a member of the Company.

(d)	Voting rights

In accordance with the Articles, voting at a general meeting of Rentokil Initial plc may be carried out by way of show of hands or a poll. A resolution put to the vote at a general meeting held partly by means of electronic facility or facilities shall, unless the Chairman of the meeting determines that it shall (subject to the remainder of this Article) be decided on a show of hands, be decided on a poll. Subject thereto, a resolution put to the vote at a general meeting shall be decided on a show of hands unless before, or on the declaration of the result of, a vote on the show of hands, or on the withdrawal of any other demand for a poll, a poll is duly demanded. Pursuant to the Articles, a poll can be requested by: (i) the Chairman of the meeting; (ii) (except on the election of the Chairman or on a question of adjournment) not less than five members present in person or represented by a proxy and entitled to vote; (iii) members present in person or represented by a proxy and jointly representing not less than 10 per cent. of the total voting rights (excluding the rights attaching to any shares held as treasury shares); or (iv) members present in person or represented by a proxy and holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than 10 per cent. of the share capital of Rentokil Initial plc (excluding any such shares held as treasury shares). If the vote is on a show of hands, each nominee has one vote irrespective of the number of shareholders represented by him or her. It is expected that votes at a general meeting of Rentokil Initial plc will be exercised by poll.

At a general meeting, subject to any special rights or restrictions attached to any class of shares: (i) on a show of hands, every member present in person and every duly appointed proxy present shall have one vote; and (ii) on a poll, every member present in person or by proxy has one vote for every share held by him or her.

A proxy shall not be entitled to vote on a show of hands or on a poll where the member appointing the proxy would not have been entitled to vote on the resolution had he or she been present in person.

No member shall be entitled to vote either personally or by proxy unless all moneys presently payable by the member in respect of that share have been paid.

(e)	Directors

(i)	Appointment of Directors

Unless otherwise determined by ordinary resolution, the number of Directors shall be not less than three. Directors may be appointed by ordinary resolution of the Rentokil Initial Shareholders or by the Board.

(ii)	Annual retirement of Directors

At every annual general meeting, all the Directors shall retire from office. A retiring Director shall be eligible for re-election.

(iii)	Remuneration of Directors

The emoluments of any Director holding executive office for his or her services as such shall be determined by the Board and may be of any description.

The ordinary remuneration of the Directors who do not hold executive office for their services (excluding amounts payable under any other provision of the Articles) shall not exceed £1,000,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such Director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board.

In addition to any remuneration to which the Directors are entitled under the Articles, they may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the Board or committees of the Board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

The Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present Director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his or her family or any person who is or was dependant on him or her.

(iv)	Permitted interest of Directors

Subject to the provisions of the Companies Act, and provided that he or she has disclosed to the Board the nature and extent of his or her interest (unless the circumstances referred to in Section  177(5)  or Section 177(6) of the Companies Act apply, in which case no disclosure is required), a Director notwithstanding his or her office:

(A)	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise (directly or indirectly) interested;

(B)	may act by himself or herself or for his or her firm in a professional capacity for the Company (otherwise than as auditor), and he or she or his or her firm shall be entitled to remuneration for professional services as if he or she were not a Director;

(C)	may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is (directly or indirectly) interested as a shareholder or otherwise or with which he or she has such relationship at the request or direction of the Company; and

(D)	shall not, by reason of his or her office, be accountable to the Company for any remuneration or other benefit which he or she derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate the acceptance, entry into or existence of which has been approved by the Board or which he or she is permitted to hold or enter into by virtue of the paragraphs above.

(v)	Restrictions on voting

A Director shall not vote on any resolution of the Board concerning a matter in which he or she has an interest which can reasonably be regarded as likely to give rise to a conflict with the interests of the Company, unless his or her interest arises only because the resolution concerns one or more of the following matters:

(A)	the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or her or any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

(B)	the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the Director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(C)	a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he or she is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he or she is to participate;

(D)	a contract, arrangement, transaction or proposal concerning any other body corporate in which he or she or any person connected with him or her is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he or she and any persons connected with him or her do not to his or her knowledge hold an interest (as that term is used in Sections 820 to 825 of the Companies Act) representing one per cent. or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his or her interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be likely to give rise to a conflict with the interests of the Company in all circumstances);

(E)	a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him or her any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(F)	a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any Directors or for persons who include Directors.

(vi)	Indemnification of officers

Subject to the provisions of the Companies Act, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, Rentokil Initial plc shall indemnify every Director or other officer of Rentokil Initial plc (other than any person (whether an officer or not) engaged by Rentokil Initial plc as auditor) out of the assets of Rentokil Initial plc against any liability incurred by such director or other officer for negligence, default, breach of duty or breach of trust in relation to the affairs of Rentokil Initial plc. The Board may purchase and maintain insurance for any person who is or was: (i) a Director, officer, or employee of Rentokil Initial plc, or any body which is or was the holding company or subsidiary undertaking of Rentokil Initial plc, or in which Rentokil Initial plc or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which Rentokil Initial plc or such holding company or subsidiary undertaking is or was in any way allied or associated; or (ii) a trustee of any pension fund in which employees of Rentokil Initial plc or any other company referred to above are or have been interested, including, without limitation, insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of that person’s duties or in the exercise or purported exercise of that person’s powers or otherwise in relation to that person’s duties, powers or offices in relation to the relevant body or fund.

(f)	Borrowing Powers

Subject to the provisions of the Companies Act and the Articles, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or part thereof and to issue bonds, notes or similar debt instruments and other securities.

The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries so as to secure (as regards subsidiaries, so far as by such exercise it can secure) that, save with the previous sanction of an ordinary resolution of the Company, no money shall be borrowed if the aggregate principal amount (including any premium payable on final repayment) outstanding of all moneys borrowed by the Company and its subsidiaries then exceeds or would, as a result of such borrowing, exceed the higher of:

(i)	£3 billion; and

(ii)	an amount equal to two times the aggregate of: (i) the amount paid up on the issued share capital of the Company; and (ii) the total of the capital and revenue reserves of the Company (including any share premium account, capital redemption reserve or other reserve and debit or credit balance on its profit and loss account), all as shown in the then latest audited unconsolidated balance sheet of the Company, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of its latest audited balance sheet.

For further information regarding the limit on borrowing powers and the proposed Borrowings Resolution to be voted on at the Rentokil Initial General Meeting, see paragraph 7 of this Part XIII (Additional Information) and Resolution 3 in the Notice of General Meeting in Part XVI (Notice of General Meeting) of this document.

(g)	Dividends

Rentokil Initial plc may, by ordinary resolution, declare final dividends to be paid to Rentokil Initial Shareholders. However, no dividend shall be declared unless it has been recommended by the Directors and does not exceed the amount recommended by the Directors.

If the Directors believe that the profits of Rentokil Initial plc justify such payment, Rentokil Initial plc may pay interim dividends. Provided the Directors act in good faith, they shall not incur any liability to the holders of any shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Any dividend unclaimed for six years from the date on which it became due for payment shall, at the discretion of the Directors, be forfeited and cease to remain owing by Rentokil Initial plc.

The Directors may, if authorised by ordinary resolution, offer Rentokil Initial Shareholders the right to elect to receive, in lieu of a dividend, an allotment of new Rentokil Initial Shares, credited as fully paid.

(h)	Variation of rights

Whenever the share capital of Rentokil Initial plc is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the terms of allotment of the shares of that class, may be varied or abrogated either with written consent of the holders of three-quarters in nominal value of the issued shares of the class (excluding shares held as treasury shares) or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class (but not otherwise), and may be so varied or abrogated either whilst Rentokil Initial plc is a going concern or during or in contemplation of a winding-up.

The rights attached to any class of shares will not, unless otherwise expressly provided by the terms of issue, be deemed to be varied by: (i) the creation or issue of further shares ranking equally with them; or (ii) the purchase or redemption by Rentokil Initial plc of any of its own shares.

(i)	Transfer of shares

Rentokil Initial plc can issue certificated and uncertificated shares. If certificated shares have been issued, transfers may be effected in writing in any usual or common form or in any other form acceptable to the Directors. The instrument of transfer shall be signed by or on behalf of the transferor and, if any of the shares are not fully-paid shares, by or on behalf of the transferee.

The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the register of members of Rentokil Initial plc in respect of those shares.

Transfers of uncertificated shares may be effected by means of a relevant system (i.e. CREST) unless the CREST Regulations provide otherwise.

The Directors may refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares of Rentokil Initial plc from taking place on an open and proper basis.

In addition, the Directors may refuse to register any transfer of a certificated share unless the instrument of transfer: (i) is lodged at the transfer office, duly stamped (if stampable) and accompanied by the relevant share certificate(s) or other evidence reasonably required by the Directors to show the transferor’s rights to make the transfer or, if the instrument of transfer is executed by some other person on the transferor’s behalf, the authority of that person to do so; (ii) is in respect of only one class of share; and (iii) is in favour of not more than four transferees.

(j)	Restrictions where the obligation to provide information following service of a notice is not complied with

If any person appearing to be interested in shares (within the meaning of Part 22 of the Companies Act) has been duly served with a notice under Section 793 of the Companies Act (which confers upon public companies the power to require information as to interests in its voting shares) and is in default for a period of 14 days in supplying to Rentokil Initial plc the information required by that notice, the Directors may, in their absolute discretion: (i) determine that the holder of the relevant shares shall not be entitled to attend or vote (in person or by proxy) at any shareholders’ meeting; and (ii) where those shares represent 0.25 per cent. or more in nominal value of the issued shares of a relevant class, direct by written notice to the holder that: (a) any dividend or part of a dividend (including shares issued in lieu of a dividend) or other money which would otherwise be payable on the shares will be retained by Rentokil Initial plc without any liability for interest and the shareholder will not be entitled to elect to receive shares in lieu of a dividend; and/or (b) (subject to various exceptions set out in the Articles) transfers of the shares will not be registered.

(k)	Forfeiture and lien

If a Rentokil Initial Shareholder fails to pay in full any sum which is due in respect of a share on or before the due date for payment, then, following notice by the Directors requiring payment of the unpaid amount with any accrued interest and any expenses incurred by Rentokil Initial plc by reason of such non-payment, such share may be forfeited by a resolution of the Directors to that effect (including all dividends declared in respect of the forfeited share and not actually paid before the forfeiture).

A Rentokil Initial Shareholder whose shares have been forfeited will cease to be a member in respect of the shares but will remain liable to pay Rentokil Initial plc all monies which at the date of forfeiture were presently payable, together with interest. The Directors may in their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal or waive payment in whole or part.

Rentokil Initial plc shall have a lien on every share (not being a fully paid-up share) for all monies called or payable in respect of such share. Rentokil Initial plc’s lien over a share takes priority over the rights of any third-party and extends to any dividends or other sums payable by Rentokil Initial plc in respect of that share. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt from such a lien, either wholly or partially.

A share forfeited or surrendered shall become the property of Rentokil Initial plc and may be sold, re-allotted or otherwise disposed of to any person (including the person who was, before such forfeiture or surrender, the holder of that share or entitled to it) on such terms and in such manner as the Directors think fit. Rentokil Initial plc may deliver an enforcement notice in respect of any share if a sum in respect of which a lien exists is due and has not been paid. Rentokil Initial plc may sell any share in respect of which an enforcement notice, delivered in accordance with the Articles, has been given if such notice has not been complied with. The proceeds of sale shall first be applied towards payment of the amount in respect of the lien to the extent that amount was due on the date of the enforcement notice, and then on surrender of the share certificate for cancellation, to the person entitled to the shares immediately prior to the sale.

3.3	2022 Annual General Meeting

On 11 May 2022, the Company resolved, by way of ordinary resolution, that the Directors be generally and unconditionally authorised for the purposes of Section 551 of the Companies Act to:

(a)	allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company:

(i)	up to an aggregate nominal amount of £6,212,000; and

(ii)	comprising equity securities (as defined in the Companies Act) up to an aggregate nominal amount of £12,424,000 (including within such limit any shares issued or rights granted under paragraph (i) above) in connection with an offer by way of a rights issue:

(A)	to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and

(B)	to people who are holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities;

and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next annual general meeting of the Company after the date on which the resolution was passed (or, if earlier, at the close of business on 11 August 2023); and

(b)	make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the Directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired.

The Company also resolved, by special resolution to disapply pre-emption rights under Section 561(1) of the Companies Act for:

(a)	the allotment of shares for cash up to an aggregate nominal value of £931,000 (which represents approximately 5 per cent. of the issued share capital of Rentokil Initial plc); and

(b)	the allotment of shares for cash up to an aggregate nominal value of £931,000 in connection with a financing or refinancing, a transaction the Directors determine to be an acquisition or other capital investment.

The Directors have no present intention of exercising this authority, but this authority will ensure that the Directors have flexibility in managing the Company’s capital resources so that the Directors can act in the best interests of shareholders generally.

The Company also resolved, by special resolution, that the Directors be generally and unconditionally authorised for the purposes of Section 701 of the Companies Act to make market purchases (within the meaning of Section 693(4) of the Companies Act) with a limit of 186,300,000 number of shares that are permitted to be purchased (representing approximately, but not more than 10 per cent. of the issued share capital of Rentokil Initial plc). The Directors have no present intention of exercising the authority to purchase the Company’s ordinary shares but will keep the matter under review, taking into account the cash reserves of the Company, the Company’s share price and other investment opportunities. The authority will be exercised only if the Directors believe that to do so will result in an increase in earnings per share and will be in the interests of shareholders generally.

These authorities will expire at the conclusion of the annual general meeting in 2023 or if earlier, at the close of business of 11 August 2023.

4.	Taxation

Rentokil Initial Shareholders should be aware that the tax legislation of the Rentokil Initial Shareholder’s jurisdiction and/or the tax legislation of the United Kingdom may have an impact on the income received from the Rentokil Initial Shares. Rentokil Initial Shareholders who are in any doubt as to their tax position should seek independent professional advice on the potential tax consequences of subscribing for, purchasing, holding or selling Rentokil Initial Shares under the laws of their jurisdiction and/or state of citizenship, domicile or residence.

5.	American Depository Shares

In addition to the London Stock Exchange listing, the existing Rentokil Initial Shares have unlisted trading privileges on the NYSE in the form of Rentokil Initial ADSs. No Rentokil Initial plc securities are listed on any United States securities exchange or registered pursuant to the securities laws of the United States. As a result, the Company is subject to neither the NYSE listing standards nor the corporate governance rules under the Sarbanes-Oxley Act of 2002. As part of the Transaction, the Company intends to register with the SEC and apply for the Rentokil Initial ADSs (including the Existing Rentokil Initial ADSs and the New Rentokil Initial ADSs) to be approved for listing on the NYSE such that its existing Sponsored Level I ADS programme will be changed to a Sponsored Level III ADS programme. The Company will also become subject to the reporting requirements of the Exchange Act and, accordingly, required to file or furnish certain reports with the SEC. Each New Rentokil Initial ADS will represent five Rentokil Initial Shares.

Depositary and custodian

The Bank of New York Mellon (the “Depositary”) will register and deliver Rentokil Initial ADSs, deposited with The Bank of New York Mellon, as custodian, acting through an office located in the United Kingdom (the “Custodian”). The Depositary’s office, at which the Rentokil Initial ADSs will be administered, and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

Description of Rentokil Initial ADSs

The following comments summarise the material terms of the Rentokil Initial ADSs and the material rights of owners of Rentokil Initial ADSs. These comments do not purport to be complete and may not contain all of the information about the Rentokil Initial ADSs that is important. The rights and obligations of an owner of Rentokil Initial ADSs will be determined by reference to the terms of the depositary agreement and not by this summary or any other information in this document. Rentokil Initial ADS holders are urged to review the depositary agreement carefully and in its entirety. These comments are qualified in their entirety by reference to the depositary agreement.

Each Rentokil Initial ADS represents the right to receive, and to exercise the beneficial ownership interests in, five Rentokil Initial Shares that is on deposit with the Depositary and/or the Custodian. A Rentokil Initial ADS also represents the right to receive, and to exercise the beneficial interests in, any other property (including cash) received by the Depositary or the Custodian on behalf of the owners of Rentokil Initial ADSs but that has not been distributed to the owners of Rentokil Initial ADSs because of legal restrictions or practical considerations. The Rentokil Initial Shares deposited with the Depositary and/or the Custodian and any other securities, property or cash held by the Depositary and/or Custodian in respect of the Rentokil Initial Shares are hereafter referred to as the “Deposited Securities”. Rentokil Initial plc and the Depositary may agree to change the Rentokil Initial ADS to Rentokil Initial Share ratio by amending the depositary agreement. This amendment may give rise to, or change, the Depositary services fees payable by Rentokil Initial ADS owners. The Custodian, the Depositary and their respective nominees will hold all Deposited Securities for the benefit of the holders and beneficial owners of Rentokil Initial ADSs. Beneficial ownership in the Deposited Securities will, under the terms of the depositary agreement, be vested in the beneficial owners of the Rentokil Initial ADSs. The Depositary, the Custodian and their respective nominees will be the record holders of the Deposited Securities represented by the Rentokil Initial ADSs for the benefit of the holders and beneficial owners of the corresponding Rentokil Initial ADSs. A beneficial owner of Rentokil Initial ADSs may or may not be the holder of Rentokil Initial ADSs. Beneficial owners of Rentokil Initial ADSs will be able to receive any benefit in, and to exercise beneficial ownership interests in, the Deposited Securities only through the registered holders of the Rentokil Initial ADSs, the registered holders of the Rentokil Initial ADSs (on behalf of the applicable Rentokil Initial ADS owners) only through the Depositary, and the Depositary (on behalf of the owners of the corresponding Rentokil Initial ADSs) directly, or indirectly, through the Custodian or their respective nominees, in each case upon the terms of the depositary agreement. The Depositary and Rentokil Initial plc may deem and treat the registered holder of a Rentokil Initial ADS as the absolute owner of such Rentokil Initial ADS for all purposes and neither the Depositary nor Rentokil Initial plc will have any obligation or be subject to any liability under the depositary agreement or any ADR to any holder or beneficial owner of Rentokil Initial ADSs unless, in the case of a holder of Rentokil Initial ADSs, such holder is the registered holder or, in the case of a beneficial owner, such beneficial owner or its representative is the registered holder.

Holders and beneficial owners of Rentokil Initial ADSs will become a party to the depositary agreement and therefore will be bound by its terms and to the terms of any ADR that represents those Rentokil Initial ADSs. The depositary agreement and the ADRs specify the rights and obligations of Rentokil Initial plc as well as the rights and obligations as owner of Rentokil Initial ADSs and those of the Depositary. Rentokil Initial ADS holders may appoint the Depositary to act on their behalf in certain circumstances.

In addition, applicable laws and regulations may require holders of Rentokil Initial ADSs to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. Holders of Rentokil Initial ADSs are solely responsible for complying with such reporting requirements and obtaining such approvals. None of the Depositary, the Custodian, Rentokil Initial plc or any of their respective agents or affiliates shall be required to take any actions whatsoever on the behalf of holders of Rentokil Initial ADSs to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

Rentokil Initial ADSs holders will not be treated as Rentokil Initial Shareholders by Rentokil Initial plc and will not have direct shareholder rights. The Depositary will hold the shareholder rights attached to the Rentokil Initial Shares underlying the Rentokil Initial ADSs on behalf of the Rentokil Initial ADS holders and beneficial owners. Owners of Rentokil Initial ADSs will be able to exercise the shareholder rights for the Rentokil Initial Shares represented by the Rentokil Initial ADSs through the Depositary only to the extent contemplated in the depositary agreement. To exercise any shareholder rights not contemplated in the depositary agreement, a Rentokil Initial ADS owner will need to arrange for the cancellation of their Rentokil Initial ADSs and become a direct shareholder of Rentokil Initial plc.

The registration of the Rentokil Initial Shares in the name of the Depositary or the Custodian shall, to the maximum extent permitted by applicable law, vest in the Depositary or the Custodian the record ownership in the applicable Rentokil Initial Shares with the beneficial ownership rights and interests in such Rentokil Initial Shares being at all times vested with the beneficial owners of the Rentokil Initial ADSs representing the Rentokil Initial Shares. The Depositary or the Custodian shall at all times be entitled to exercise the beneficial ownership rights in all Deposited Securities, in each case only on behalf of the holders and beneficial owners of the Rentokil Initial ADSs representing the Deposited Securities.

Dividends and distributions

Holders of Rentokil Initial ADSs generally have the right to receive the distributions (including dividends) Rentokil Initial plc makes on the Deposited Securities. The receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of Rentokil Initial ADSs will receive such distributions under the terms of the depositary agreement in proportion to the number of Rentokil Initial ADSs held as at the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of cash

Whenever Rentokil Initial plc makes a cash distribution, including any dividend on any Deposited Securities, it will deposit the funds with the Custodian. Upon receipt of confirmation of the deposit of the requisite funds, the Depositary will arrange for the funds received in a currency other than US dollars to be converted into US dollars and for the distribution of the US dollars to the holders of Rentokil Initial ADSs, subject to the laws and regulations of England and Wales. The conversion into US dollars will take place only if practicable and if the US dollars are transferable to the United States.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the depositary agreement. The Depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of Rentokil Initial ADSs until the distribution can be effected or the funds that the Depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Rentokil Initial Shares

Whenever Rentokil Initial plc makes a free distribution of Rentokil Initial Shares on the Deposited Securities with the Custodian, it will deposit the applicable number of Rentokil Initial Shares with the Custodian. Upon receipt of confirmation of such deposit, the Depositary will either distribute to holders new Rentokil Initial ADSs representing the Rentokil Initial Shares deposited or modify the Rentokil Initial ADS-to-Rentokil Initial Share ratio, in which case each Rentokil Initial ADS held will represent rights and interests in the additional Rentokil Initial Shares so deposited. Only whole new Rentokil Initial ADSs will be distributed. Fractional new Rentokil Initial ADSs will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new Rentokil Initial ADSs or the modification of the Rentokil Initial ADS-to-Rentokil Initial Share ratio upon a distribution of Rentokil Initial Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the depositary agreement. In order to pay such taxes or governmental charges, the Depositary may sell all or a portion of the new Rentokil Initial Shares so distributed.

No such distribution of new Rentokil Initial ADSs will be made if it would violate a law (e.g., the US securities laws). If the Depositary does not distribute new Rentokil Initial ADSs as described above, it may sell the Rentokil Initial Shares received upon the terms described in the depositary agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Changes affecting Deposited Securities

The Deposited Securities represented by a holder’s Rentokil Initial ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Deposited Securities or a recapitalisation, reorganisation, merger, consolidation or sale of assets of Rentokil Initial plc. If any such change were to occur, a holder’s Rentokil Initial ADSs would, to the extent permitted by law and the depositary agreement, represent the right to receive the property received or exchanged in respect of the Deposited Securities. In such circumstances, the Depositary may, with Rentokil Initial plc’s approval and if Rentokil Initial plc requests, deliver new Rentokil Initial ADSs to the Rentokil Initial ADS holders, amend the depositary agreement, the ADRs and the applicable registration statement(s) on Form F-6, call for the exchange of the existing Rentokil Initial ADSs for new Rentokil Initial ADSs and take any other actions that are appropriate to reflect as to the Rentokil Initial ADSs the change affecting the Rentokil Initial Shares. If the Depositary may not lawfully distribute such property to the Rentokil Initial ADS holder, the Depositary may, with Rentokil Initial plc’s approval and if Rentokil Initial plc requests, sell such property and distribute the net proceeds to the Rentokil Initial ADS holder as in the case of a cash distribution.

Issuance of Rentokil Initial ADSs upon deposit of Rentokil Initial Shares

The Depositary may create Rentokil Initial ADSs upon deposit of Rentokil Initial Shares with the Custodian. The Depositary will deliver these Rentokil Initial ADSs to the persons indicated only after the Rentokil Initial ADS holder pays any applicable issuance fees and any charges and taxes payable for the transfer of the Rentokil Initial Shares to the Custodian. The ability to deposit Rentokil Initial Shares and receive Rentokil Initial ADSs may be limited by US and England and Wales legal considerations applicable at the time of deposit.

Transfer, combination and split up of ADRs

Rentokil Initial ADS holders will be entitled to transfer, combine or split up their ADRs and the Rentokil Initial ADSs evidenced thereby. For transfers of ADRs, Rentokil Initial ADS holders will have to surrender the ADRs to be transferred to the Depositary and also must:

(a)	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

(b)	provide any transfer stamps required by the State of New York or the United States; and

(c)	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the depositary agreement and applicable law, upon the transfer of ADRs.

Rentokil Initial plc may restrict transfers of Rentokil Initial Shares where such transfer might result in ownership of Rentokil Initial Shares exceeding limits imposed by applicable law or the Articles. Rentokil Initial plc may also restrict, in such manner as it deems appropriate, transfers of Rentokil Initial ADSs where such transfer may result in the total number of Rentokil Initial Shares represented by Rentokil Initial ADSs owned by a single holder or beneficial owner to exceed any such limits. Rentokil Initial plc may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any holder or beneficial owner in excess of such limits, including the imposition of restrictions on the transfer of Rentokil Initial ADSs, the removal or limitation of voting rights or mandatory sale or disposition on behalf of a holder or beneficial owner of the Rentokil Initial Shares represented by the Rentokil Initial ADSs held by such holder or beneficial owner in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the Articles.

Withdrawal of Deposited Securities upon cancellation of Rentokil Initial ADSs

Rentokil Initial ADS holders will be entitled to present their Rentokil Initial ADSs to the Depositary for cancellation and then receive the corresponding number of underlying Deposited Securities at the Custodian’s offices. The ability of a Rentokil Initial ADS holder to withdraw the Deposited Securities held in respect of the Rentokil Initial ADSs may be limited by US and England and Wales legal considerations applicable at the time of withdrawal. In order to withdraw the Deposited Securities represented by their Rentokil Initial ADSs, the holder will be required to pay to the Depositary the fees for cancellation of Rentokil Initial ADSs and any charges and taxes payable upon the transfer of the Deposited Securities. The Rentokil Initial ADS holder assumes the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the Rentokil Initial ADSs will not have any rights under the depositary agreement.

Voting rights

Rentokil Initial ADS holders generally have the right under the depositary agreement to instruct the Depositary to exercise the voting rights for the Rentokil Initial Shares represented by their Rentokil Initial ADSs.

At Rentokil Initial plc’s request, the Depositary will distribute to Rentokil Initial ADS holders any notice of shareholders’ meeting or solicitation of consent or proxy timely received from Rentokil Initial plc together with information explaining how to instruct the Depositary to exercise the voting rights of the Deposited Securities represented by Rentokil Initial ADSs. In lieu of distributing such materials, the Depositary may distribute to holders of Rentokil Initial ADSs instructions on how to retrieve such materials upon request.

If the Depositary timely receives voting instructions from a holder of Rentokil Initial ADSs, it will, to the extent practicable and permitted under applicable law, the depositary agreement and the Articles, endeavour to vote the Deposited Securities (in person or by proxy) represented by the holder’s Rentokil Initial ADSs in accordance with such voting instructions.

Deposited Securities for which no voting instructions have been received will not be voted. The ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the Deposited Securities. Rentokil Initial plc cannot assure that Rentokil Initial ADS holders will receive voting materials in sufficient time to enable the timely return of voting instructions to the Depositary.

Fees and charges

Rentokil Initial ADS holders will be required to pay certain fees and charges to the Depositary under the terms of the depositary agreement including, but not limited to, the fees set out below:

Persons depositing or withdrawing ordinary shares or Rentokil Initial ADS holders must pay:	For:
$5.00 (or less) per 100 Rentokil Initial ADS (or portion of 100 Rentokil Initial ADSs)	Issuance of Rentokil Initial ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property
Cancellation of Rentokil Initial ADSs for the purpose of withdrawal, including if the depositary agreement terminates

$0.05 (or less) per Rentokil Initial ADSs	Any cash distribution to Rentokil Initial ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of Rentokil Initial ADSs	Distribution of securities distributed to holders of Deposited Securities (including rights) that are distributed by the Depositary to Rentokil Initial ADS holders

$0.05 (or less) per Rentokil Initial ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on its share register to or from the name of the Depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the Depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the depositary agreement)
Converting foreign currency to US dollars

Taxes and other governmental charges the Depositary or the Custodian has to pay on any Rentokil Initial ADSs or ordinary shares underlying Rentokil Initial ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the Depositary or its agents for servicing the Deposited Securities	As necessary

In the event of refusal to pay the Depositary’s fees and charges, the Depositary may, under the terms of the depositary agreement refuse the requested service until payment is received or may set off the amount of the Depositary’s fees and charges from any distribution to be made to the Rentokil Initial ADS holder. The fees and charges may vary over time and may be changed by Rentokil Initial plc and by the Depositary. The Depositary may reimburse Rentokil Initial plc for certain expenses incurred by it in respect of the ADR programme by making available a portion of the Rentokil Initial ADS fees charged in respect of the ADR programme or otherwise, upon such terms and conditions as Rentokil Initial plc and the Depositary agree from time to time.

Amendments and termination

Rentokil Initial plc may agree with the Depositary to modify the depositary agreement at any time without the consent of the Rentokil Initial ADS holders and beneficial owners. Rentokil Initial plc must give holders of Rentokil Initial ADSs 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the depositary agreement. Rentokil Initial plc will not consider to be materially prejudicial to the substantial rights of Rentokil Initial ADS holders any modifications or supplements that are reasonably necessary for the Rentokil Initial ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges that Rentokil Initial ADS holders are required to pay. In addition, Rentokil Initial plc may not be able to provide Rentokil Initial ADS holders with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

Rentokil Initial plc has the right to direct the Depositary to terminate the depositary agreement. Similarly, the Depositary may in certain circumstances on its own initiative terminate the depositary agreement. In either case, the Depositary must give notice to the holders at least 90 days before termination. Until termination, the rights under the depositary agreement will be unaffected.

Limitations on obligations and liabilities

The depositary agreement limits the obligations of Rentokil Initial plc and the Depositary’s obligations to the Rentokil Initial ADS holders. Rentokil Initial plc and the Depositary:

(a)	are only obligated to take the actions specifically set forth in the depositary agreement without negligence or bad faith, and the Depositary will not be a fiduciary or have any fiduciary duty to holders of Rentokil Initial ADSs;

(b)	are not liable if Rentokil Initial plc or the Depositary is prevented or delayed by law or by events or circumstances beyond its ability to prevent or counteract with reasonable care or effort from performing each of its obligations under the depositary agreement;

(c)	are not liable if Rentokil Initial plc or the Depositary exercises discretion permitted under the depositary agreement;

(d)	are not liable for the inability of any holder of Rentokil Initial ADSs to benefit from any distribution on Deposited Securities that is not made available to holders of Rentokil Initial ADSs under the terms of the depositary agreement, or for any special, consequential, indirect or punitive damages for any breach of the terms of the depositary agreement;

(e)	have no obligation to become involved in a lawsuit or other proceeding related to the Rentokil Initial ADSs or the depositary agreement on your behalf or on behalf of any other person;

(f)	may rely upon any documents Rentokil Initial plc or the Depositary believes in good faith to be genuine and to have been signed or presented by the proper person;

(g)	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system;

(h)	are not liable for the inability or failure of a Rentokil Initial ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit; and

(i)	the Depositary has no duty to make any determination or provide any information as to its tax status, or any liability for any tax consequences that may be incurred by Rentokil Initial ADS holders as a result of owning or holding Rentokil Initial ADSs.

Taxes

Rentokil Initial ADS holders are responsible for the taxes and other governmental charges payable on the Rentokil Initial ADSs and other Deposited Securities represented by the Rentokil Initial ADSs. Rentokil Initial plc, the Depositary and the Custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. Rentokil Initial ADS holders are liable for any deficiency if the sale proceeds do not cover the taxes that are due.

Foreign currency conversion

The Depositary will convert any cash dividend or other cash distribution Rentokil Initial plc pays on the ordinary shares into US dollars, if it can do so on a reasonable basis and can transfer the US dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the depositary agreement allows the Depositary to distribute the foreign currency only to those Rentokil Initial ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the Rentokil Initial ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Governing law

The depositary agreement and the ADRs are governed by the laws of the State of New York. The rights of holders of Rentokil Initial Shares (including Rentokil Initial Shares represented by Rentokil Initial ADSs) are governed by the laws of England and Wales and the Articles. For further information regarding the material terms of the Rentokil Initial Shares, see paragraph 3 of this Part XIII (Additional Information).

6.	Dilution

Subject to Completion, up to approximately 645 million New Rentokil Initial Shares will be issued in connection with the Transaction. This will result in Rentokil Initial plc’s issued share capital increasing by approximately 35 per cent. (including shares owned by employee share trusts). Following Completion and assuming that 643,386,010 New Rentokil Initial Shares are issued in connection with the Transaction, Rentokil Initial Shareholders will be subject to an immediate dilution as a result of the issue, following which they will hold approximately 74 per cent. of the Combined Group’s issued share capital.

7.	Resolutions

7.1	As described in paragraph 16 of Part VI (Letter from the Chairman of Rentokil Initial) of this document, the resolutions being proposed at the Rentokil Initial General Meeting are set out in the Notice of General Meeting of Rentokil Initial plc in Part XVI (Notice of General Meeting) of this document.

7.2	The Transaction Resolution, set out as Resolution 1 in the Notice of General Meeting in Part XVI (Notice of General Meeting) of this document, proposes that the Transaction be approved and that the Directors be authorised to take all steps as may be necessary, expedient or desirable to implement the Transaction.

7.3	The Allotment Resolution, set out as Resolution 2 in the Notice of General Meeting in Part XVI (Notice of General Meeting) of this document, is conditional on the Transaction Resolution being passed and proposes that the Directors be authorised to allot up to 670,000,000 Rentokil Initial Shares in connection with the Transaction with an aggregate nominal amount of £6,700,000.00.

7.4	The Borrowings Resolution, set out as Resolution 3 in the Notice of General Meeting in Part XVI (Notice of General Meeting) of this document, is conditional on the Transaction Resolution being passed and proposes that the Company be authorised to incur borrowings in excess of the limit in the Articles, up to an aggregate of £5 billion, which is considered by the Rentokil Initial plc Board to be an appropriate threshold for the Combined Group taking into account the current borrowings of Rentokil Initial plc and the anticipated borrowings in connection with the Transaction. Currently, under the Articles, Rentokil Initial plc has the power to borrow up to £3 billion unless sanctioned in advance by an ordinary resolution of the Rentokil Initial Shareholders. Following Completion and as a result of the Transaction, the Board expects Rentokil Initial plc’s total borrowings to be £3.3 billion.

7.5	The Share Plan Resolution, set out as Resolution 4 in the Notice of General Meeting in Part XVI (Notice of General Meeting) of this document, is conditional on the Transaction Resolution being passed and proposes that the Terminix Share Plan be adopted by the Company to enable (i) the assumption and conversion of certain Terminix Equity Awards into equivalent awards in respect of Rentokil Initial ADSs and (ii) to the extent necessary the provision of substantially comparable aggregate incentive opportunities to Terminix employees for 12 months following Completion, in each case pursuant to the Merger Agreement. Details of the Terminix Share Plan are set out in paragraph 16 of this Part XIII (Additional Information).

7.6	The Resolutions will be proposed as ordinary resolutions, meaning they must be approved by Rentokil Initial Shareholders who together represent a simple majority of the Rentokil Initial Shares being voted (whether in person or by proxy) at the Rentokil Initial General Meeting.

7.7	The Transaction will not proceed unless all the Resolutions are passed.

8.	The Directors and their appointments

8.1	The Directors (in such capacities, each having their business address at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, UK), and their principal activities performed outside Rentokil Initial plc that are significant with respect to Rentokil Initial plc (other than activities in relation to other members of Rentokil Initial), are as follows:

Name	Role	Principal activities performed outside Rentokil Initial plc
Richard Solomons	Chairman	-	Member of the Board of Governors and the Finance Committee at the University of Manchester
		-	Chairman of the Board and the Advisory Committee, Hotelbeds Group S.L.U. (Spain)
		-	NED, Mandarin Oriental International Limited (Bermuda)

Andy Ransom	Chief Executive	-	Vice Chair of Street League (youth unemployment charity)
		-	Senior Strategic Adviser of Business Services at Apax Partners LLP (private equity fund)
		-	Patron of Malaria No More UK

Stuart Ingall-Tombs	Chief Financial Officer	N/A

John Pettigrew	Senior Independent Director	-	Chief Executive at National Grid plc

Name	Role	Principal activities performed outside Rentokil Initial plc
Sarosh Mistry	Non-Executive Director	-	Chairman of Sodexo North America and CEO of
		-	Home Care Services Worldwide
		-	Board Director of Didi Hirsch Mental Health Services

Julie Southern	Non-Executive Director	-	NED and Chair of the Audit Committee at NXP Semiconductors N.V. (Netherlands)
		-	SID and Chair of the Audit Committee at easyJet plc
		-	NED and Chair of the Audit Committee at Ocado Group plc
		-	NED at Shilton Midco 2 Ltd (Cayman Islands), the holding company for Safetykleen
		-	NED and Chair Designate at RWS Holdings plc

Cathy Turner	Non-Executive Director	-	NED and Chair of the Remuneration Committee at Aldermore Bank plc
		-	NED and Chair of the Remuneration Committee at Spectris plc
		-	NED at Motonovo Finance Limited
		-	Trustee of Gurkha Welfare Trust
		-	Partner at Manchester Square Partners

Linda Yueh	Non-Executive Director	-	Trustee of Malaria No More UK and the Coutts Foundation
		-	Chair of the Royal Commonwealth Society
		-	Chair of The Schiehallion Fund Limited and Chair of the Nomination Committee
		-	SID and Chair of the Nomination and Remuneration Committee at Fidelity China Special Situations plc
		-	NED at SEGRO plc
		-	Advisory role for the UK Board of Trade

8.2	Information on the terms of the Directors’ service contracts and letters of appointment have been published prior to the date of this document and are set out at page 212 of Rentokil Initial plc’s Annual Report and Accounts for the year ended 31 December 2021.

9.	Directors’ interests in Rentokil Initial securities

9.1	The direct and indirect interests in Rentokil Initial Shares of the Directors (and their connected persons within the meaning of Section 225 of the Companies Act) as at the Latest Practicable Date, and as expected to subsist immediately following Admission, are set out in the following table:

	Interests in Rentokil Initial Shares as at the Latest Practicable Date		Interests in Rentokil Initial Shares immediately following Admission (1)
Director	Number of voting rights in respect of Rentokil Initial Shares	Percentage of issued share capital	Number of voting rights in respect of Rentokil Initial Shares	Percentage of issued share capital
Richard Solomons	62,000	0.00	62,000	0.00
Andy Ransom	1,694,852	0.09	1,694,852	0.07
Stuart Ingall-Tombs	170,722	0.01	170,722	0.01
Sarosh Mistry	—	—	—	—
John Pettigrew	55,000	0.00	55,000	0.00
Julie Southern	9,891	0.00	9,891	0.00
Cathy Turner	24,690	0.00	24,690	0.00
Linda Yueh	1,590	0.00	1,590	0.00
Total	2,018,745	0.11	2,018,745	0.08

Notes:

(1)	Assuming that 645,386,010 Rentokil Initial Shares are issued in connection with the Transaction, and without consideration as to the vesting of any share awards made under any Rentokil Initial employee share scheme in the period from the date of this document until the date of Admission.

9.2	As at the Latest Practicable Date, the Directors held the following outstanding options and awards over Rentokil Initial Shares under the Rentokil Initial Share Plans:

Director	Share Plan	Grant Date	Grant Price (pence)	Rentokil Initial Shares subject to performance	Rentokil Initial Shares in holding period	Rentokil Initial Shares available to exercise
Andy Ransom	2013 PSP	30 April 2013	96.0p	—	—	513,403
	2013 PSP	1 October 2013	109.0p	—	—	388,853
	2014 PSP	31 March 2014	123.4p	—	—	912,792
	2015 PSP	31 March 2015	135.5p	—	—	883,906
	2016 PSP	12 May 2016	159.4p	—	—	869,324
	2017 PSP	31 March 2017	246.4p	—	—	562,676
	2018 PSP	29 March 2018	271.2p	—	487,350	—
	2018 PSP	14 May 2018	271.2p	—	121,837	—
	2019 PSP	25 March 2019	346.6p	—	547,805	—
	2019 DBP	25 March 2019	346.6p	—	72,505	—
	2020 DBP	24 March 2020	358.6p	—	119,243	—
	2020 PSP	8 September 2020	530.2p	412,580	—	—
	2021 PSP	23 March 2021	494.4p	442,455	—	—
	2021 PSP	18 May 2021	468.5p	140,074	—	—
	2022 PSP	4 March 2022	497.6p	659,415	—	—
	2022 DBP	22 March 2022	507.2p	—	124,211	—
Total				1,654,524	1,472,951	4,130,954

Stuart	2020 PSP	8 September 2020	530.2p	188,608	—	—
Ingall-Tombs	2021 PSP	23 March 2021	494.4p	202,265	—	—
	2022 PSP	4 March 2022	497.6p	331,592	—	—
	2022 DBP	22 March 2022	507.2p	—	70,597	—
Total				722,465	70,597	—

10.	Directors’ confirmations

10.1	There are no potential or actual conflicts of interest between any duties to the Company of the Directors and their private interests or their other duties.

10.2	As at the date of this document, none of the Directors have, during the five years prior to the date of this document:

(a)	been convicted in relation to a fraudulent offence;

(b)	been associated with any bankruptcies, receiverships, liquidations or companies put into administration while acting in the capacity of a member of the administrative, management or supervisory bodies or as a partner, founder or senior manager of any partnership or company;

(c)	been subject to any official public incrimination and/or sanctions by any statutory or regulatory authority (including any designated professional body); or

(d)	been disqualified by a court from acting as a member of the administrative, management or supervisory body of a company or form acting in the management or conduct of the affairs of any company.

11.	Key Individuals of Terminix

Terminix Holdings’ executive officers and senior leaders are Brett Ponton (Chief Executive Officer), Robert Riesbeck (Executive Vice President and Chief Financial Officer), David Dart (Senior Vice President, Chief Human Resources Officer), Doug Hart (Vice President, Terminix International), Lance Martin (Senior Vice President, Field Operations), Dion Persson (Senior Vice President, Strategy and Mergers & Acquisitions), Deidre Richardson (Senior Vice President, General Counsel and Secretary), Jim Summerville (Senior Vice President, Supply Management) and Joy Wald (Senior Vice President and Chief Information Officer).

12.	Significant Shareholders

12.1	In addition to the interests of the Directors set out in paragraph 9 of this Part XIII (Additional Information), as at the Latest Practicable Date, insofar as it is known to Rentokil Initial plc, the following persons are, or will at Admission be, interested directly or indirectly in three per cent. or more of the voting rights in respect of the issued share capital of Rentokil Initial plc based on the assumption that the holdings of such persons in Rentokil Initial plc as at the Latest Practicable Date do not change, 645,386,101 Rentokil Initial Shares are issued in connection with the Transaction and that no other issues of Rentokil Initial Shares occur between the date of this document and Admission:

	As at the Latest Practicable Date		Immediately following Admission
Name	Number of Rentokil Initial Shares(1)	Percentage of issued Rentokil Initial Shares	Number of Rentokil Initial Shares(2)	Percentage of issued Rentokil Initial Shares
Ameriprise Financial, Inc.	182,682,307	9.80	182,682,307	7.28
T Rowe Price International Ltd	91,554,981	4.91	126,257,931	5.03
Citigroup Global Markets Limited	96,593,770	5.18	123,010,173	4.90
BlackRock, Inc.	93,128,464	5.00	119,897,333	4.78
FMR LLC	106,538,308	5.72	106,555,097	4.25
Majedie Asset Management Ltd	101,963,126	5.47	101,963,126	4.06
Schroders plc	89,878,920	4.82	100,189,847	3.99
Invesco Ltd	89,477,118	4.80	90,088,167	3.59
AXA SA	87,093,421	4.67	87,188,727	3.47
The Capital Group Companies, Inc.	82,615,045	4.43	82,615,045	3.29

Notes:

(1)	The above table is based on share notifications received up to the Latest Practicable Date pursuant to DTR 5. Since the date of disclosure to the Company, the interest of any person listed above in Rentokil Initial Shares may have increased or decreased. No requirement to notify the Company of any increase or decrease arises unless the holding passes a notifiable threshold in accordance with rules 5.1.2 or 5.1.5 of the FCA’s Disclosure Guidance and Transparency Rules. To provide a more accurate description of the Company’s substantial shareholders, the table below outlines the Company’s significant shareholders holding 3 per cent. or more of the Company’s issued share capital as at the Latest Practicable Date.

(2)	Where a Rentokil Initial Shareholder is also a Terminix Shareholder as at the Latest Practicable Date, the above and below tables assume that such Rentokil Initial Shareholder elects and receives 80 per cent. stock consideration at Completion with respect to each of its Terminix Shares.

	As at the Latest Practicable Date		Immediately following Admission
Name	Number of Rentokil Initial Shares	Percentage of issued Rentokil Initial Shares	Number of Rentokil Initial Shares	Percentage of issued Rentokil Initial Shares
Vanguard Group (Philadelphia)	66,234,661	3.55	124,793,492	4.97
Columbia Threadneedle Investments (London)	118,432,249	6.35	118,432,249	4.72
T. Rowe Price (Baltimore)	69,069,815	3.71	103,772,765	4.14
Fidelity Investments (Boston)	103,643,578	5.56	103,660,367	4.13
BlackRock Investment Mgt—Index (San Francisco)	65,673,363	3.52	88,744,632	3.54
BlackRock Investment Mgt—Index (London)	66,330,955	3.56	66,340,395	2.64
Capital Research Global Investors (London)	62,041,612	3.33	62,041,612	2.47
Royal London Asset Mgt (CIS) (Manchester)	58,904,327	3.16	58,904,327	2.35

12.2	None of the Rentokil Initial Shareholders listed above have any different voting rights from any other Rentokil Initial Shareholder.

13.	Mandatory bids and compulsory acquisition

13.1	The City Code on Takeovers and Mergers (the “City Code”) is issued and administered by the UK Panel on Takeovers and Mergers (the “Panel”). The Company is subject to the City Code and therefore Rentokil Initial Shareholders are entitled to the protection afforded by the City Code.

13.2	Under Rule 9 of the City Code (i) when a person acquires an interest in shares which (taken together with the shares in which he or she and persons acting in concert with him or her are interested) carry 30 per cent. or more of the voting rights of a company subject to the City Code; or (ii) where a person, together with persons acting in concert with him or her is interested in shares which in the aggregate carry not less than 30 per cent. of the voting rights of a company, but does not hold shares carrying more than 50 per cent. of the voting rights of the company subject to the City Code, and such person, or any persons acting in concert with him or her, acquires an interest in any other shares which increases the percentage of the shares carrying voting rights in which he or she is interested, then in either case, that person together with the person acting in concert with him or her, is normally required to extend offers in cash, at the highest price paid by him or her (or any persons acting in concert with him or her) for shares in the company within the preceding 12 months, to the holders of any class of equity share capital of that company whether voting or non-voting and also to the holders of any other transferable securities carrying voting rights.

13.3	Under the Companies Act, if a “takeover offer” (as defined in section 974 of the Companies Act) is made for a company’s shares and the offeror were to acquire or unconditionally contract to acquire, not less than 90 per cent. in value of the shares to which the offer relates and not less than 90 per cent. of the voting rights attached to those shares, within three months of the last day on which its offer can be accepted, it could acquire compulsorily the remaining 10 per cent. It would do so by sending a notice to outstanding shareholders telling them that it will acquire compulsorily their shares to which the offer relates and then, six weeks later, it would execute a transfer of the outstanding shares under the takeover offer in its favour and pay the consideration to the company, which would hold the consideration on trust for outstanding shareholders. The consideration offered to the shareholders whose shares are acquired compulsorily under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

13.4	The Companies Act also gives minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer. If a takeover offer related to all the shares and at any time before the end of the period within which the offer could be accepted the offeror held or had agreed to acquire not less than 90 per cent. of the shares to which the offer relates, any holder of shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares. The offeror is required to give any shareholder notice of his right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of the minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period. If a shareholder exercises his or her rights, the offeror is bound to acquire those shares, on the terms of the offer or on such other terms as may be agreed.

13.5	No public takeover bid has been made in relation to the Company during the last financial year or the current financial year.

14.	Material contracts

14.1	Rentokil Initial material contracts

The following section provides a summary of (a) material contracts (other than contracts entered into in the ordinary course of business) entered into by a member of the Rentokil Initial group within the two years immediately preceding the date of this document; and (b) any other contract (not being a contract entered into in the ordinary course of business) to which a member of the Rentokil Initial group is a party, which contains any provision under which a member of the Rentokil Initial group has any obligation or entitlement which is material to Rentokil Initial as at the date of this document.

(a)	Merger Agreement

On 13 December 2021, the Company, Bidco, Merger Subs and Terminix Holdings entered into the Merger Agreement, pursuant to which, on Completion, all Terminix Shares will be converted automatically into the right to receive approximately US$1.3 billion in cash and approximately 129 million New Rentokil Initial ADSs (each New Rentokil Initial ADS representing five Rentokil Initial Shares) in aggregate.

The Transaction will take place by way of a statutory merger under the laws of Delaware, pursuant to which Merger Sub I, a Delaware corporation and an indirect wholly owned subsidiary of Rentokil Initial plc, will merge with and into Terminix Holdings, with Terminix Holdings surviving the merger. Terminix Holdings will then merge with and into Merger Sub II, a Delaware limited liability company and an indirect wholly owned subsidiary of Rentokil Initial plc, with Merger Sub II surviving as an indirect wholly owned subsidiary of Rentokil Initial plc.

(b)	Transaction Facilities

To support the financing of the Merger Consideration, on 13 December 2021 Rentokil Initial plc entered into a mandate letter pursuant to which Barclays Bank PLC committed to provide a bridge financing facility for up to US$2.7 billion. That mandate letter was replaced with the Bridge Facility entered into on 25 February 2022. The Bridge Facility comprised a US$2 billion term loan referred to as Facility A and a US$700 million term loan referred to as Facility B. Facility A was refinanced and cancelled in full on 30 June 2022, following the issuance of the New Senior Notes. Facility B can be utilised by Rentokil Initial plc from the date of approval of the Transaction by Rentokil Initial Shareholders, subject to satisfaction of a limited number of customary conditions precedent. Facility B, in addition to the proceeds from the issuance of the New Senior Notes, is intended to contribute to the financing of the cash portion of the Merger Consideration, the refinancing of existing Terminix Holdings debt and associated acquisition costs.

Facility B is provided by: Banco Santander S.A., London Branch; Bank of America Europe Designated Activity Company; Bank of China Limited, London Branch; Barclays Bank PLC; BNP Paribas; BNP Paribas Fortis SA/NV; Fifth Third Bank, National Association; HSBC UK Bank plc; ING Bank N.V., London Branch; JPMorgan Chase Bank, N.A., London Branch; Mizuho Bank, Ltd; Skandinaviska Enskilda Banken AB (publ); Standard Chartered Bank; The Bank of Nova Scotia, London Branch; United Overseas Bank Limited, London Branch; and Wells Fargo Bank, N.A., London Branch. The termination date for Facility B is the third anniversary of the first utilisation date under the Bridge Facility.

Facility B contains: (i)  certain mandatory prepayment and cancellation provisions in relation to borrower illegality and change of control of Rentokil Initial plc; and (ii) provisions allowing Rentokil Initial plc to replace or cancel the commitments of a lender to whom additional amounts are required to be paid in respect of the increased costs, tax gross-up or tax indemnity clauses. Facility B does not contain any financial maintenance covenants.

Facility B has an interest rate linked to SOFR. The initial margin is 0.60 per cent per annum but is subject to a margin ratchet ranging from 0.50 per cent. to 1.00 per cent.

There is a commitment fee on unutilised, uncancelled amounts of Facility B. There is no commitment fee from and including the date of the Bridge Facility to and including the date falling three months after the date of the Bridge Facility, then the commitment fee rises to 20.00 per cent. per annum of the applicable margin from and including the day falling immediately after the date falling three months after the date of the Bridge Facility to and including 30 June 2022 and then the commitment fee rises to 30.00 per cent. per annum of the applicable margin from and including 1 July 2022 to and including the last day of the Availability Period.

Facility B contains customary representations and undertakings, including (with certain agreed carve-outs) a negative pledge and acquisition-related undertakings.

Facility B also contains customary events of default, including non-payment, misrepresentation, cross default and insolvency, the occurrence of any of which would allow the lenders to cancel the commitments and declare any loans immediately due and payable. The events of default are subject to certain agreed carve-outs.

(c)	Sponsor’s Agreement

On 7 September 2022, the Company and the Sponsor entered into a sponsor’s agreement pursuant to which the Sponsor has agreed to act as the Company’s sponsor in relation to the Transaction (the “Sponsor’s Agreement”). The Company is providing the Sponsor with: (i) certain customary undertakings which will require it to either consult with or obtain the prior consent of the Sponsor before taking certain actions; and (ii) certain customary representations and warranties in relation to Rentokil Initial and Terminix. In addition, the Company is providing the Sponsor with certain indemnities which are customary for an agreement of this nature. The liability of the Company under the Sponsor’s Agreement is unlimited by both time and amount. Pursuant to the terms of the Sponsor’s Agreement, the Sponsor may terminate the Sponsor’s Agreement on the occurrence of certain customary events including if any matter arises which the Sponsor considers (acting in good faith) may adversely affect its ability to perform its functions under the Listing Rules in relation to this document, the Transaction or admission of the New Rentokil Initial Shares or to fulfil the obligations of a sponsor.

The Company has agreed to bear all of the Sponsor’s costs and expenses of, or in connection with, the Transaction, the Rentokil Initial General Meeting, this document and the Sponsors’ Agreement.

(d)	Revolving Facility Agreement

On 8 September 2021, the Company amended and restated its multicurrency revolving facility agreement (the “Revolving Facility”) provided by 17 banks: Banco Santander S.A., London Branch; Bank of America Europe Designated Activity Company; Bank of China Limited, London Branch; Barclays Bank PLC; Bayerische Landesbank; BNP Paribas, London Branch; DBS Bank Ltd, London Branch; Goldman Sachs Bank USA; HSBC UK Bank plc; ING Bank N.V., London Branch; JPMorgan Chase Bank, N.A., London Branch; Mizuho Bank, Ltd; Scotiabank Europe plc; Skandinaviska Enskilda Banken AB (publ); Standard Chartered Bank; United Overseas Bank Limited, London Branch; and Wells Fargo Bank, N.A., London Branch. The main changes to the Revolving Facility were (i) the permanent removal of all financial covenants; (ii) inclusion of risk free rates provisions; and (iii) the removal of Rentokil Initial 1927 plc as a guarantor following the repayment of the final bond which benefitted from this guarantee. The Revolving Facility has an interest rate linked to SOFR. The margin of 0.40 per cent. on the facility is linked to the Company’s credit rating. In the event the Company is upgraded to BBB+ or higher the margin will reduce to 0.30 per cent. and in the event the Company is downgraded to BBB- the margin will be 0.60 per cent. and if further downgraded to BB+ or lower 0.80 per cent..

On 25 February 2022, the Company amended, restated, increased and extended the Revolving Facility which will become effective on closing of the Transaction and will be comprised of a committed US$1 billion revolving facility and an uncommitted US$250 million accordion facility. The facility will be provided by 16 banks: Banco Santander S.A., London Branch; Bank of America Europe Designated Activity Company; Bank of China Limited, London Branch; Barclays Bank PLC; BNP Paribas, London Branch; Fifth Third Bank, National Association; Goldman Sachs Bank USA; HSBC UK Bank plc; ING Bank N.V., London Branch; JPMorgan Chase Bank, N.A., London Branch; Mizuho Bank, Ltd; Skandinaviska Enskilda Banken AB (publ); Standard Chartered Bank; The Bank of Nova Scotia, London Branch; United Overseas Bank Limited, London Branch; and Wells Fargo Bank, N.A., London Branch. The Revolving Facility has a term of five years from the effective date, plus two consecutive one-year extensions available at the lenders’ discretion, upon the Company’s request, which request must be made not more than 60 days and not fewer than 30 days before (i) the first anniversary of the effective date of the amendment and restatement of the Revolving Facility in the case of the first extension request; and (ii) the second anniversary of the effective date of the amendment and restatement of the Revolving Facility in the case of the second extension request. There are no clauses in the Revolving Facility which could be triggered as a result of the Transaction. The Revolving Facility is available for the working capital and/or general corporate purposes of Rentokil Initial and, following Completion, the Combined Group.

As at the Latest Practicable Date, the Revolving Facility is undrawn.

(e)	EMTN Programme

The Company and its Dutch subsidiary, RI BV, have issued multiple series of notes under its Euro Medium Term Note Programme (the “EMTN Programme”). It currently has six series outstanding. The following table sets forth the outstanding principal amount outstanding as at the Latest Practicable Date, the interest rate, the maturity date and the issue date for each series of the EMTN Notes:

	Principal	Annual
	Amount	Interest
Series of EMTN Notes	Outstanding	Rate	Maturity Date	Issue Date
November 2024 Notes	€400,000,000	0.950%	22 November 2024	22 November 2017
May 2026 Notes	€500,000,000	0.875%	30 May 2026	30 May 2019
October 2028 Notes	€600,000,000	0.500%	14 October 2028	14 October 2020
June 2027 Notes	€850,000,000	3.875%	27 June 2027	27 June 2022
June 2030 Notes	€600,000,000	4.375%	27 June 2030	27 June 2022
June 2032 Notes	£400,000,000	5.000%	27 June 2032	27 June 2022

Each series of the EMTN Notes has very similar terms:

(i)	interest on each series of EMTN Notes is payable annually in arrears from the respective date of issue of such EMTN Notes at the fixed rates per annum shown in the above table;

(ii)	each series of the EMTN Notes is admitted to trading on Euronext Dublin’s Global Exchange Market;

(iii)	unless previously repaid or purchased and cancelled by the Company, the EMTN Notes of each series will be repayable by the Company at their face value and will mature on the dates shown in the above table;

(iv)	each series of the EMTN Notes may also be repaid early in a number of circumstances and for a number of reasons, including but not limited to:

(A)	if the Company is obliged to pay additional amounts in respect of a series of the EMTN Notes pursuant to their terms as a result of a change in, or amendment to, or in the application or official interpretation of, UK tax law or regulation, the relevant series of EMTN Notes may be repaid early (in whole but not in part) at the option of the Company at the face value of such series together with accrued interest;

(B)	in the event that the Company defaults on its obligations under a series of the EMTN Notes or in certain other circumstances described as ‘events of default’ in the terms and conditions of such series, such series of the EMTN Notes may become due and repayable (in whole but not in part). The amount due will be the face value of the relevant series EMTN Notes together with accrued interest;

(C)	the EMTN Notes include an issuer call option. If the Company chooses to exercise its right to redeem a series of the EMTN Notes in accordance with the terms and conditions (rather than repurchasing them in the open market), the relevant series of EMTN Notes may be redeemed (in whole but not in part) at the relevant optional redemption date(s) at the optional redemption amount specified in the relevant pricing supplement (which shall include a make-whole amount unless the relevant series of EMTN Notes is redeemed in the last 90 days prior to the maturity date of the relevant series), together with accrued interest;

(D)	the EMTN Notes include a change of control put option. If, during the life of the EMTN Notes, another company or person were to take over, or otherwise assume control of, Rentokil Initial (in the manner described in the terms and conditions of the EMTN Notes) and such change of control had a negative impact on the credit ratings assigned to the EMTN Notes (for example, if such credit ratings were lowered to certain levels or withdrawn), then a holder of EMTN Notes would have the option to require the Company to redeem or repay early the EMTN Notes of that holder at their face value together with accrued interest; and

(E)	the June 2027 Notes, June 2030 Notes and June 2032 Notes (being the New Senior Notes) include an optional acquisition redemption option. If the Transaction is not completed on or before 13 March 2023 or the Company publicly announces on or before 13 March 2023 that it no longer intends to pursue the Transaction, the relevant series of EMTN Notes may be redeemed (in whole but not in part) by the relevant issuer upon expiry of the requisite period of notice at the acquisition event early redemption amount specified in the relevant pricing supplement, together with accrued interest.

(v)	each of the November 2024 Notes, May 2026 Notes and October 2028 Notes contains a 1.25 per cent. step up margin in the event that the Company’s credit rating is downgraded to sub-investment grade (and not subsequently increased above investment grade);

(vi)	the EMTN Notes of each series constitute direct, unconditional, unsubordinated and (subject to the negative pledge described below) unsecured obligations of the relevant issuer and rank pari passu among themselves and (save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the relevant issuer from time to time outstanding;

(vii)	the June 2027 Notes and June 2030 Notes are issued by RI BV and guaranteed by the Company. The obligations of the Company under the guarantee constitute direct, unconditional, unsubordinated and (subject to the negative pledge described below) unsecured obligations of the Company and rank (save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Company from time to time outstanding;

(viii)	the net proceeds from each series of the EMTN Notes were available to be used by the Company for general corporate purposes which include making a profit. The net proceeds from the New Senior Notes were also available to be used in the refinancing of bridge loans and other obligations in relation to the Transaction; and

(ix)	the terms and conditions applicable to each series of EMTN Notes also contain, inter alia, a negative pledge.

Each series of the EMTN Notes and the guarantee in relation to the June 2027 Notes and June 2030 Notes is governed by English law.

(f)	Euro Commercial Paper Programme

On 27 March 2020, the Company established a £1 billion Euro Commercial Paper Programme (the “ECP Programme”). The ECP Programme permits the issuance by the Company of commercial paper (“CP Notes”), subject to the following terms:

(i)	CP Notes may be issued in Euros, Sterling, US dollars, Japanese yen, Swiss francs, Chinese yuan, Australian dollars, Canadian dollars, New Zealand dollars, Hong Kong dollars or any other currency subject to compliance with any applicable legal and regulatory requirements;

(ii)	the maximum amount of time a CP Note can be outstanding is 364 days;

(iii)	the CP Notes shall not be listed on any stock exchange;

(iv)	the CP Notes may be issued either at a discount or at a premium or may bear a fixed or a floating rate of interest; and

(v)	the CP Notes are unsecured and unsubordinated obligations of the Company and will rank pari passu with all present and future unsecured and unsubordinated obligations of the Company other than obligations mandatorily preferred by law applying to companies generally.

As at the Latest Practicable Date, Rentokil Initial has no CP Notes outstanding under the ECP Programme.

14.2	Terminix material contracts

The following section provides a summary of (a) material contracts (other than contracts entered into in the ordinary course of business) entered into by a member of the Terminix group within the two years immediately preceding the date of this document; and (b) any other contract (not being a contract entered into in the ordinary course of business) to which a member of the Terminix group is a party, which contains any provision under which a member of the Terminix group has any obligation or entitlement which is material to Terminix as at the date of this document.

For the avoidance of doubt, the following section only includes a summary of such contracts, and is not intended to be a complete description of all the terms and conditions contained therein.

(a)	Merger Agreement

On 13 December 2021, the Company, Bidco, Merger Subs and Terminix Holdings entered into the Merger Agreement, pursuant to which, on Completion, all Terminix Shares will be converted automatically into the right to receive approximately US$1.3 billion in cash and approximately 129 million New Rentokil Initial ADSs (each New Rentokil Initial ADS representing five Rentokil Initial Shares) in aggregate.

The Transaction will take place by way of a statutory merger under the laws of Delaware, pursuant to which Merger Sub I, a Delaware corporation and an indirect wholly owned subsidiary of Rentokil Initial plc, will merge with and into Terminix Holdings, with Terminix Holdings surviving the merger. Terminix Holdings will then merge with and into Merger Sub II, a Delaware limited liability company and an indirect wholly owned subsidiary of Rentokil Initial plc, with Merger Sub II surviving as an indirect wholly owned subsidiary of Rentokil Initial plc.

(b)	UK and Norway Required Divestments

On 9 May 2022, Terminix Holdings announced that, as required pursuant to the Merger Agreement (as a condition to the closing of the Transaction), it had entered into a definitive agreement to divest its pest management businesses in the UK and Norway, being the Required Divestments, subject to customary closing conditions. The businesses were acquired by Norvestor VIII SCSp, a fund managed by Nordic mid-market private equity firm Norvestor Advisory. Together, the two businesses were expected to generate approximately US$60 million in revenue and less than US$10 million in Adjusted EBITDA for the financial year ended 31 December 2022. Completion of the Required Divestments occurred on 1 June 2022.

(c)	Sale of ServiceMaster Brands

On 1 October 2020, Terminix completed the sale of the assets and liabilities of the ServiceMaster Brands businesses, which was comprised of the Amerispec, Furniture Medic, Merry Maids, ServiceMaster Clean and ServiceMaster Restore brands, certain assets and liabilities of ServiceMaster Acceptance Corporation, Terminix’s financing subsidiary that was historically reported as part of European Pest Control and Other, and the ServiceMaster trade name (the “ServiceMaster Brands Divestiture Group”) for US$1.541 billion to RW Purchaser LLC, an affiliate of investment funds managed by Roark Capital Management LLC (“Roark”). No consideration amounts are outstanding. Terminix also entered into a transition services agreement and sublease agreement with Roark.

(d)	Terminix Credit Agreement

On 5 November 2019, Terminix Holdings entered into an amended and restated credit agreement (the “Terminix Credit Agreement”) with JPMorgan Chase Bank, N.A., Credit Suisse AG Cayman Islands Branch, Capital One, National Association, Goldman Sachs Bank USA, Regions Bank, First Horizon Bank, HSBC Bank USA, National Association, Barclays Bank PLC, Fifth Third Bank and Bank Of America, N.A. as lenders and JPMorgan Chase Bank, N.A. as administrative agent. The Terminix Credit Agreement provides for a US$400 million revolving credit facility, maturing 4 November 2024 (the “Terminix Revolving Credit Facility”), and a US$600 million Term Loan B, maturing on 5 November 2026 (the “Terminix Term Loan B”, and collectively with the Terminix Revolving Credit Facility, the “Terminix Credit Facilities”). Concurrently with that 2019 refinancing, Terminix Holdings entered into a seven-year interest rate swap agreement with a notional amount of US$550 million.

The interest rates applicable to the loans under the Terminix Credit Agreement are based on a fluctuating rate of interest measured by reference to either, at the borrower’s option, (i) an adjusted London inter-bank offered rate plus 1.75 per cent. per annum, or (ii) an alternate base rate plus 0.75 per cent. per annum. During the remaining term of the interest rate swap agreement, the effective interest rate on US$546 million of the Terminix Term Loan B is fixed at a rate of 3.365 per cent.

On 30 September 2020, Terminix Holdings entered into another amendment to the Terminix Credit Agreement to permit proceeds from the sale of ServiceMaster Brands to be used to retire subordinated debt or pay shareholder returns. In conjunction with the amendment, Terminix Holdings made an approximately US$51 million advance amortisation payment on the Terminix Term Loan B and terminated US$4 million of the interest rate swap.

At 30 June 2022, there were US$22 million of letters of credit outstanding and US$378 million of available borrowing capacity under the Terminix Revolving Credit Facility, and US$541 million of borrowings outstanding under the Terminix Term Loan B. Terminix was in compliance with the covenants under the Terminix Credit Agreement that were in effect on such date.

(e)	Senior Notes

On 15 August 1997, The Terminix Company, LLC (as successor to The ServiceMaster Company Limited Partnership) issued US$200 million in aggregate principal amount Senior Notes due 2027 with an interest rate of 7.45 per cent. per annum (the “Terminix 2027 Senior Notes”). On 2 March 1998, The Terminix Company, LLC (as successor to The ServiceMaster Company) issued US$150 million of Senior Notes due 2038 with an interest rate of 7.25 per cent. per annum (the “Terminix 2038 Senior Notes”). The Terminix 2027 Senior Notes mature on 14 August 2027 and the Terminix 2038 Senior Notes mature on 1 March 2038.

As of 30 June 2022, there was US$173 million in aggregate principal amount of outstanding Terminix 2027 Senior Notes and US$41 million in aggregate principal amount of outstanding Terminix 2038 Senior Notes.

(f)	Retention Bonus Pool

In conjunction with the Transaction, the parties have agreed that Terminix Holdings may provide up to US$20 million of cash retention awards (the “Terminix Retention Pool”) to Terminix employees. The retention awards are designed to retain and incentivise the Terminix team as it executes the 2022 operating plan, achieves Completion and assists with the integration of the Combined Group after Completion. Half of the Terminix Retention Pool has been allocated specifically to customer-facing, field operations employees, and the remainder has been allocated to key back-office employees, including to the named executive officers of Terminix, as follows: on 17 February 2022, Terminix’s Compensation Committee approved retention awards from the Terminix Retention Pool pursuant to retention agreements with the Terminix named executive officers Brett T. Ponton, Chief Executive Officer, Robert J. Riesbeck, Executive Vice President and Chief Financial Officer, and Dion Persson, Senior Vice President, Strategy and Mergers and Acquisitions. The retention agreement for Mr. Ponton provides for a US$2.5 million retention award, 40 per cent. of which is payable upon consummation of the Transaction and 60 per cent. of which is payable on the later of (i) three months from the date of consummation of the Transaction or (ii) 21 August 2023. If the Transaction does not close, 100 per cent. of Mr. Ponton’s retention award would be payable on 21 February 2024. The retention agreements for Messrs. Riesbeck and Persson each provide for a US$350,000 retention award, 50 per cent. of which is payable upon consummation of the Transaction and 50 per cent. of which is payable on the later of (i) three months after consummation of the Transaction or (ii) 21 August 2023. If the Transaction does not close, 100 per cent. of the retention awards for Messrs. Riesbeck and Persson would be payable on 21 August 2023; however, if the Merger Agreement is terminated in accordance with its terms prior to 21 August 2023, 50 per cent. of the retention award to Messrs. Riesbeck and Persson would be paid within five business days of such termination and 50 per cent. would be payable on 21 August 2023. Each of the retention agreements provides that if the named executive officer’s employment is terminated by Terminix Holdings without cause after consummation of the Transaction, the unpaid portion of the retention award will be paid within five business days following the date of termination.

15.	Litigation

15.1	Rentokil Initial litigation

There are no, nor have there been any, governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Rentokil Initial plc is aware), during the previous 12 months which may have, or have had in the recent past, significant effects on Rentokil Initial’s financial position or profitability.

15.2	Terminix litigation

Except as set out below, there are no, nor have there been any, governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Rentokil Initial plc is aware), during the previous 12 months which may have, or have had in the recent past, significant effects on Terminix’s financial position or profitability.

(a)	Mobile Bay Formosan Termite Settlement

In March 2019, Terminix representatives met with the Attorney General of the State of Alabama (the “AL AG”) and other Alabama state representatives to discuss termite renewal pricing changes made in the Mobile Bay Area in 2019, and explain Terminix’s perspective that the price increases complied with the Alabama Deceptive Trade Practices Act (the “ADTPA”). Subsequently, in September 2019, Terminix received a subpoena from the AL AG requesting documents and information under the ADTPA related to its Formosan termite business practices in the Mobile Bay Area, largely focused on the termite renewal pricing changes made in the Mobile Bay Area in 2019. In August 2020, the AL AG expressed for the first time their belief that Terminix’s inspection and treatment practices may have violated the ADTPA, and that they anticipated imposing certain potential unquantified remedies. Following a meeting in September 2020 with the AL AG, Terminix determined that the inquiry could be material to its operations and financial results.

In November 2020, after engaging in intensive negotiations, Terminix and AL AG entered into a settlement. Under the settlement, Terminix agreed to: (i) provide immediate remediation measures to current and former customers in the Mobile Bay Area, including establishing a US$25 million consumer fund; (ii) reimburse certain investigative and monitoring costs incurred by the AL AG and Department of Agriculture and Industries; (iii) provide a university endowment intended to support termite and pest management research; and (iv) pay the State of Alabama US$19 million as a negotiated settlement (together, the “MBFT Remediation Measures”).

In the fourth quarter of 2020, Terminix funded the US$25 million consumer fund (of which the consumer fund’s receiver has paid a total of US$10 million through the first quarter of 2022). Terminix has also reimbursed the AL AG and Department of Agriculture and Industries with respect to the investigative and monitoring costs, funded the university endowment and paid the State of Alabama the US$19 million negotiated settlement amount. As such, Terminix has complied in full with its obligations to date in respect of the MBFT Remediation Measures.

In the year ended 31 December 2020, Terminix recorded a charge of US$49 million and reduction of revenue of US$4 million related to the MBFT Remediation Measures. In the year ended 31 December 2021, Terminix incurred US$4 million of additional costs, which are unpaid as at the Latest Practicable Date, related to the MBFT Remediation Measures, related to an increase in the projected customer response regarding certain remedies mandated by the MBFT Remediation Measures. These charges represent an estimate and may change based on a variety of factors, including acceptance rates by current and former customers of the agreed remediation measures.

As at the six months ended 30 June 2022, the fund’s receiver has paid a total of US$11 million from the fund.

(b)	State of Mississippi Formosan Termite Litigation

In April 2021, the State of Mississippi commenced litigation against Terminix in relation to its termite inspection and treatment practices. Terminix disputes the claims made in the litigation and intends to defend the matter vigorously. This claim remains pending. Given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for success on the merits, it is not possible to predict with certainty the outcome or potential financial implications of the Mississippi litigation.

(c)	Fumigation Related Matters

In December 2016, the US Virgin Islands Department of Justice filed a civil complaint in the Superior Court of the Virgin Islands in relation to Terminix’s fumigation practices. In November 2021, the parties reached a settlement whereby Terminix agreed to pay US$3 million to the Government of the United States Virgin Islands and the settlement was paid in the three months ended 31 March 2022.

In January 2017, Terminix International USVI, LLC (“TMX USVI”) and The Terminix International Company Limited Partnership (“TMX LP”), each an indirect, wholly-owned subsidiary of Terminix Holdings, entered into a revised plea agreement in connection with the investigation initiated by the US Department of Justice into allegations that a local Terminix branch used methyl bromide as a fumigant at a resort in St. John, US Virgin Islands. Under the terms of sentencing handed down in November 2017, in addition to fines paid and reimbursement of clean-up costs, both TMX USVI and TMX LP will serve a five-year probation period. In lieu of the US$1 million community service payment that was proposed in the plea agreement, the court required TMX USVI and TMX LP to provide for training certification courses with respect to pesticide application and safety in the US Virgin Islands until November 2022.

(d)	Litigation related to the Transaction

On 25 March 2022, in connection with its previously filed complaint on 20 October 2020, Bruce-Terminix Company, a licensee of Terminix Holdings (“Bruce”), filed a supplemental complaint against Terminix Holdings and The Terminix International Company Limited Partnership, a subsidiary of Terminix Holdings, under the caption Bruce-Terminix Company v. The Terminix International Company Limited Partnership, and Terminix Global Holdings, Inc., Civil Action No: 1:20-CV-962 (M.D.N.C.) (the “Bruce Lawsuit”). The original complaint generally alleged, among other things, that certain subsidiaries of Terminix Holdings violated the non-compete restriction under the licensee’s license agreement and the North Carolina Unfair and Deceptive Trade Practices Act. As supplemented, the Bruce Lawsuit further generally alleges, among other things, that a Rentokil Initial company currently competes in the licensee’s territory and that the Transaction would violate the non-compete restriction under the licensee’s license agreement. The Bruce Lawsuit also alleges, among other things, that Bruce would suffer irreparable harm from purported competition with Rentokil Initial plc should the Transaction be consummated, and seeks, among other things, injunctive relief enjoining the defendants from merging with Rentokil Initial plc so long as Rentokil Initial plc owns pest control companies with locations within Bruce’s service area and from disclosing to Rentokil Initial plc certain confidential or proprietary information of Terminix Holdings. On 1 August 2022, the court denied Bruce’s motion for a preliminary injunction to enjoin the Transaction. Terminix Holdings believes that the claims asserted in the Bruce Lawsuit are without merit. It is not possible to predict with certainty the outcome or potential financial implications of the Bruce Lawsuit.

(e)	Terminix Shareholder litigation

In connection with the Transaction, three complaints have been filed by purported Terminix Shareholders against Terminix Holdings and its directors, and one draft complaint has been sent to Terminix Holdings. The complaints are captioned Ferreiro v. Terminix Global Holdings, Inc., et al., No. 1:22-cv-04987 (S.D.N.Y); Justice v. Terminix Global Holdings, Inc., et al., No. 1:22-cv-05519 (S.D.N.Y.); and Baker v. Terminix Global Holdings, Inc., et al., No. 1:22-cv-05524 (S.D.N.Y.). The draft complaint is captioned Paxton v. Terminix Global Holdings, Inc., et al. and does not specify any court. The complaints and draft complaint generally allege that the preliminary registration statement filed with the SEC on 7 June 2022 omitted certain allegedly material information in connection with the Transaction in violation of federal proxy laws, and one of the complaints further alleges that the Terminix Holdings directors further breached their fiduciary duties in connection with the Transaction and that Terminix Holdings aided and abetted that breach. The lawsuits seek various remedies, including: enjoining the consummation of the Transaction; rescission of the Transaction, or rescissory damages in the event the Transaction is completed without the allegedly material disclosures; declaring the Merger Agreement unenforceable; directing dissemination of additional allegedly material disclosures; declaring that Terminix Holdings and its directors violated federal proxy laws; awarding plaintiffs costs and an allowance for attorneys’ and experts fees; and an accounting to the plaintiffs for any damages allegedly suffered. Given the early stage of the proceedings, it is impossible to predict the outcome or to estimate possible loss or range of loss. Rentokil Initial plc and Terminix Holdings believe that the claims asserted in the complaints are without merit.

16.	Terminix Share Plan

The following paragraphs set out a description of the principal terms of the Terminix Share Plan to be adopted and assumed pursuant to the Share Plan Resolution. The Terminix Share Plan will be available for inspection from the date of this document on the National Storage Mechanism and will also be available for inspection at the place of the Rentokil Initial General Meeting (the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate, London, EC2P 2SR, UK) for at least 15 minutes before and during that meeting.

Administration. The Board of Rentokil Initial plc has the authority to interpret the terms and conditions of the plan, and to make all other determinations necessary or advisable for the administration of the plan, including so as to give effect to any applicable terms of the Merger Agreement.

Award Recipients. Directors, officers, employees and consultants of Terminix who hold unvested awards under the Terminix Share Plan which are assumed pursuant to the Merger Agreement. Legacy Terminix employees may be granted further awards under the plan during the 12-month period following Completion for the purpose of satisfying the Company’s obligations under the Merger Agreement.

Awards. Terminix stock options, restricted stock units and performance share units granted under the plan will be converted into equivalent awards over Rentokil Initial ADSs pursuant to the Merger Agreement. The Company may grant further awards during the 12-month period following Completion, to the extent necessary pursuant to the Merger Agreement, in such forms and individual limits as the Company may determine from time to time.

Shares Subject to the Plan. At the date of this document, there are 1,068,219 unvested awards outstanding over Terminix Shares. Following the conversion and assumption of the awards by the Company, the assumed awards will be awards over such equivalent number of Rentokil Initial ADSs as determined under the Merger Agreement.

The Company will not grant awards under the plan if such grant would cause the number of Rentokil Initial ADSs and Rentokil Initial Shares that could be issued under the plan or any other share plan adopted by the Company or any other company under the Company’s control to exceed 10 per cent. of the Company’s issued share capital in any rolling 10-year period. In addition, the Company will not grant awards under the plan if such grant would cause the number of Rentokil Initial ADSs and Rentokil Initial Shares that could be issued under the plan or any discretionary share plans adopted by the Company or any other company under the Company’s control to exceed five per cent, of the Company’s issued share capital in any rolling 10-year period. Rentokil Initial ADSs in respect of the assumed awards will be disregarded for the purpose of calculating these dilution limits.

Terms and Conditions of Options. An option granted under the plan is exercisable only to the extent that it is vested on the date of exercise. An option normally vests in equal instalments on the first three anniversaries of the grant date.

Terms and Conditions of Restricted Stock Units. Restricted stock units vest based on a period of service or the occurrence of events as specified in the individual award agreements. Restricted stock units normally vest in equal instalments on the first three anniversaries of the grant date.

Terms and Conditions of Performance Share Units. Performance share units will vest based on the achievement of pre-determined performance goals specified in the individual award agreements, normally over a three-year performance period. Any further performance share units granted under the plan following Completion will be subject to performance conditions as determined by the Board of Rentokil Initial plc.

Dividend Equivalents. Participants may receive dividend equivalents in connection with their awards, as specified in the individual award agreements.

Termination of Employment. In respect of Terminix Equity Awards assumed by Rentokil Initial plc, if within two years following Completion, a participant’s employment is involuntarily terminated (other than for “cause”) or constructively terminated, then any unvested awards over Rentokil Initial ADSs will immediately vest in full. In all other circumstances, if a participant’s employment terminates for any reason other than cause, all unvested awards will be forfeited and cancelled, and all options that are vested and exercisable will remain exercisable until the first anniversary of the participant’s termination of employment in the case of death, disability or retirement at normal retirement age, or until the three month anniversary of the date of termination in the case of any other termination (or the expiration of the award’s term, whichever is earlier). In the event of a participant’s termination for cause, all unvested or unpaid awards, including all options, whether vested or unvested, will immediately be forfeited and cancelled.

Other Forfeiture Provisions. A participant will be required to forfeit and disgorge any awards granted or vested and all gains earned or accrued due to the vesting of awards, exercise of stock options or the sale of any common stock or Rentokil Initial ADSs to the extent required by applicable law, or pursuant to such policies as to forfeiture and recoupment as in effect as communicated to participants prior to Completion.

Effect of a Change in Control. Upon any future change in control of Rentokil Initial plc, all outstanding awards would fully vest and be cancelled in exchange for the same per share payment made to the shareholders in the change in control (less, in the case of options, the applicable exercise price), unless otherwise specified in the individual award agreements. In addition, unless prohibited by applicable law (including if such action would trigger adverse tax treatment under Section 409A of the US Internal Revenue Code), no vesting or cancellation of awards will occur if awards are assumed and/or replaced in the change in control with substitute awards having the same or better terms and conditions, provided that any substitute awards must fully vest on a participant’s involuntary termination of employment without cause or constructive termination of employment, within two years following the date of the change in control.

General. Benefits under the Terminix Share Plan are not pensionable.

The provisions governing eligibility requirements, equity dilution, the basis for determining participants’ entitlements, the rights attaching to Rentokil Initial ADSs and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of option holders without the prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the Terminix Share Plan, to take account of a change in legislation or developments in the law affecting the Terminix Share Plan or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Terminix Share Plan or for the Company or any of its subsidiaries).

17.	Rentokil Initial related party transactions

The related party transactions that were entered into by Rentokil Initial plc during the financial years ended 31 December 2021, 31 December 2020 and 31 December 2019 are referred to in the Annual Report and Accounts for Rentokil Initial plc for the financial years ended 31 December 2021, 31 December 2020 and 31 December 2019 respectively, each of which is incorporated into this document by reference, as further described in Part XIV (Documentation Incorporated by Reference) of this document. There were no new related party transactions entered into by Rentokil Initial plc between 31 December 2021 and the Latest Practicable Date that were material to Rentokil Initial.

18.	No significant change

18.1	There has been no significant change in the financial position or financial performance of Rentokil Initial since 30 June 2022, being the date to which Rentokil Initial’s last unaudited consolidated interim financial statements for the six month period ended 30 June 2022, which are incorporated into this document by reference, have been published.

18.2	There has been no significant change in the financial position or financial performance of Terminix since 30 June 2022, being the date to which Terminix’s last unaudited consolidated interim financial statements for the six month period ended 30 June 2022 included in Part XI (Historical Financial Information on Terminix) of this document, have been published.

19.	Working capital statement

19.1	The Company is of the opinion that, taking into account the cash resources and bank facilities available to Rentokil Initial, the working capital available to Rentokil Initial is sufficient for its present requirements, that is, for at least 12 months from the date of this document.

19.2	The Company is of the opinion that, taking into account the cash resources and bank facilities available to the Combined Group, the working capital available to the Combined Group is sufficient for its present requirements, that is, for at least 12 months from the date of this document.

20.	Regulatory disclosures

Rentokil Initial plc regularly publishes announcements via the RNS system and its website. In addition to the RNS system, full announcements can be accessed on the webpage of Rentokil Initial plc at https://www.rentokil-initial.com/investors/regulatory-news.aspx. In the 12-month period prior to the date of this document, Rentokil Initial plc disclosed the following information under the Market Abuse Regulation which is relevant as at the date of this document:

PDMR dealings

15 December 2021	Acquisition of Rentokil Initial Shares by Chris Hunt on 14 December 2021.

21 December 2021	Acquisition on 17 December 2021 of Rentokil Initial Shares by Richard Solomons; Andy Ransom; John Pettigrew; Cathy Turner; Caroline Ingall-Tombs (a person closely associated with Stuart Ingall-Tombs, a PDMR); Daragh Fagan and Lisa Peacock (a person closely associated with Daragh Fagan, a PDMR); Mark Purcell and Helen Purcell (a person closely associated with Mark Purcell, a PDMR); and by Anne Moffroid (a person associated with Alain Moffroid, a PDMR).

22 December 2021	Acquisition of Rentokil Initial Shares by John Myers on 21 December 2021.

2 March 2022	Acquisition of Rentokil Initial Shares under the Company’s dividend reinvestment plan in respect of dividends paid in 2021 by Vanessa Evans, Daragh Fagan, Stuart Ingall-Tombs, Alain Moffroid and John Myers.

25 March 2022	Exercise of awards made under the 2015, 2016, 2017, and 2018 Performance Share Plan and disposal of Rentokil Initial Shares by Paul Cochrane on 25 March 2022.

29 March 2022	Exercise of awards made under the 2019 Performance Share Plan, release of Rentokil Initial Shares and disposal of Rentokil Initial Shares.

20 May 2022	Acquisition of Rentokil Initial Shares under the Company’s dividend reinvestment plan by Vanessa Evans, Stuart Ingall-Tombs, Alain Moffroid, John Myers and Andy Ransom.

21 June 2022	Acquisition of Rentokil Initial Shares by Alexandra Webb (a person associated with Brian Webb, a PDMR) on 21 June 2022.

5 August 2022	Exercise of awards made under the Rentokil Initial plc Performance Share Plan by Alain Moffroid on 5 August 2022.

Trading updates

21 October 2021	Announcement of Rentokil Initial’s third quarter trading update showing a continuation of strong momentum in its core businesses with group ongoing revenue.

3 March 2022	Announcement of Rentokil Initial’s final financial results for the year ending 31 December 2021, stating an excellent performance for 2021, with strong momentum in its core businesses and M&A.

30 March 2022	Announcement of: (i) Rentokil Initial’s annual report and financial statements for the year ending 31 December 2021; (ii) Notice of the 2022 Annual General Meeting; and (iii) the proxy form for the 2022 Annual General Meeting.

21 April 2022	Announcement of Rentokil Initial’s first quarter trading update showing a continuation of strong momentum and progress across all business segments and regions.

28 July 2022	Announcement of Rentokil Initial’s 2022 interim results, stating strong revenue growth in its core businesses and pricing fully offsetting inflation.

Other

28 September 2021	Rentokil Initial held a Capital Markets Day for investors which included a series of presentations by senior executive and operational management to provide greater insight into Rentokil Initial’s Hygiene & Wellbeing business.

22 October 2021	Announcement of change to Director’s details, whereby Richard Solomons, Chairman of the Company, has been appointed as a Non-Executive Director of Mandarin Oriental International Limited with effect from 1 December 2021.

14 December 2021	Announcement of the Transaction.

16 December 2021	Rentokil Initial announced that S&P has reaffirmed its corporate credit rating at ‘BBB’, with outlook stable.

28 February 2022	Notification of major holdings of T. Rowe Price International.

14 March 2022	Announcement of an application for listing of a total of 4,500,000 ordinary shares of one pence each to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. These shares will be issued under the rules of the Rentokil Initial Performance Share Plan.

15 March 2022	Announcement of expiration of the waiting period under the HSR Act in relation to the Transaction.

31 March 2022	Notification of the total number of voting rights in Rentokil Initial as at 31 March 2022.

12 May 2022	Announcement of results of the Annual General Meeting held on 11 May 2022.

22 June 2022	Notification of major holdings of FMR LLC.

15 July 2022	Notification of major holdings of FMR LLC.

15 July 2022	Notification of major holdings of FMR LLC.

18 July 2022	Notification of major holdings of FMR LLC.

27 July 2022	Announcement of change to Director’s details, whereby Julie Southern has been appointed as a Non-Executive Director and Chair Designate of RWS Holdings plc with immediate effect.

22 August 2022	Notification of major holdings of Citigroup Global Markets Limited.

21.	Sources and bases of selected financial information

21.1	Selected historical financial information relating to Rentokil Initial, including that which is incorporated by reference, has been prepared in accordance with IFRS.

21.2	Selected historical financial information relating to Terminix has been prepared in accordance with generally accepted accounting principles in the US GAAP.

21.3	Section B of Part XI (Historical Financial Information on Terminix) of this document includes unaudited reconciliations of Terminix’s historical financial information from US GAAP to IFRS.

21.4	Following Completion, Terminix Holdings will be a subsidiary within Rentokil Initial, and the accounting policies applied to Terminix will be the same as those applied to Rentokil Initial plc.

22.	Consents

22.1	PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion in this document of its report in Section C of Part XI (Historical Financial Information on Terminix) in the form and context in which it is included and has authorised the contents of the parts of this document which comprise its report for the purpose of 5.3.2R(2)(f) of the Prospectus Regulation Rules.

22.2	PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion in this document of its report in Section B of Part XII (Unaudited Pro Forma Financial Information for the Combined Group) in the form and context in which it is included and has authorised the contents of the parts of this document which comprise its report for the purpose of 5.3.2R(2)(f) of the Prospectus Regulation Rules.

22.3	Barclays has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

22.4	Goldman Sachs has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

23.	Documents available for inspection

Copies of the following documents will be available on Rentokil Initial plc’s website (https://www.rentokil- initial.com/generalmeeting) from the date of this document for a period of 12 months following Admission or for physical inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate, London, EC2P 2SR, UK from the date of this document up to and including the date of Completion, subject to health and safety requirements and any limits on gatherings, social distancing or other measures imposed or recommended by the UK Government:

(a)	the Articles;

(b)	the consent letters referred to in Section 22 of this Part XIII (Additional Information);

(c)	this document and the Form of Proxy;

(d)	the report of PricewaterhouseCoopers LLP set out in Section C of Part XI (Historical Financial Information on Terminix) of this document;

(e)	the report of PricewaterhouseCoopers LLP set out in Section B of Part XII (Unaudited Pro Forma Financial Information for the Combined Group) of this document;

(f)	complete copies of each of the documents incorporated by reference into this document pursuant to Part XIV (Documentation Incorporated by Reference) of this document; and

(g)	the Merger Agreement.

PART XIV

DOCUMENTATION INCORPORATED BY REFERENCE

Parts of other documents are incorporated by reference in, and form part of, this document. The following documentation, which was sent to Rentokil Initial Shareholders at the relevant time and/or is available as described below, contains information that is relevant to the Transaction:

		Page
		number in
		reference
Reference document	Information incorporated by reference	document
Rentokil Initial plc’s	Financial review	8
Interim Results for the	Consolidated statement of comprehensive income	11
six months ended	Consolidated balance sheet	12
30 June 2022	Consolidated statement of changes in equity	13
	Consolidated statement of cash flows	15
	Notes to the interim financial statements	16

Rentokil Initial plc’s	Directors’ Remuneration Report	115
Annual Report and	Remuneration Policy	133
Accounts for the year	Auditors’ report	137
ended 31 December	Consolidated statement of comprehensive income	150
2021	Consolidated statement of financial position	151
	Consolidated statements of changes in equity	152
	Consolidated statement of cash flows	154
	Notes to the group financial statements	155
	Company balance sheet	206
	Company statement of changes in equity	207
	Notes to the company financial statements	208

Rentokil Initial plc’s	Auditors’ report	138
Annual Report and	Consolidated statement of comprehensive income	149
Accounts for the year	Consolidated statement of financial position	150
ended 31 December	Consolidated statements of changes in equity	151
2020	Consolidated statement of cash flows	153
	Notes to the group financial statements	154
	Company balance sheet	195
	Company statement of changes in equity	196
	Notes to the company financial statements	197

Rentokil Initial plc’s	Auditors’ report	112
Annual Report and	Consolidated statement of comprehensive income	122
Accounts for the year	Consolidated statement of financial position	123
ended 31 December	Consolidated statements of changes in equity	124
2019	Consolidated statement of cash flows	125
	Notes to the group financial statements	126
	Company balance sheet	172
	Company statement of changes in equity	173
	Notes to the company financial statements	174

These documents are available free of charge on Rentokil Initial plc’s website at https://www.rentokil- initial.com/generalmeeting. If you have received this document in electronic form, you may request a hard copy of this document and/or any information incorporated into this document by reference to another source by contacting Rentokil Initial plc’s registrars, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA or between 8:30 a.m. and 5.30 p.m. (BST), Monday to Friday (excluding English and Welsh public holidays), on 0333 207 6581 from within the UK or on +44 (0)121 415 0077 if calling from outside the UK (calls from outside the UK will be charged at the applicable international rate), with your full name and the full address to which the hard copy may be sent (calls may be recorded and monitored for training and security purposes). You may also request that all future documents, announcements and information to be sent to you in relation to the Transaction should be in hard copy form. Please note that calls may be monitored or recorded and Equiniti cannot provide legal, tax or financial advice or advice on the merits of the Transaction.

Where the documents listed above in this Part XIV (Documentation Incorporated by Reference) make reference to other documents, such other documents are not incorporated into and do not form part of this document. Parts of the document incorporated by reference which are not set out above are either not relevant or are covered elsewhere in this document. Save as expressly referred to herein, neither the content of Rentokil Initial plc’s website, nor the content of any website accessible from hyperlinks on Rentokil Initial plc’s website, is incorporated into, or forms part of, this document.

PART XV

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise.

“2019 Accounts”	Rentokil Initial’s consolidated financial statements for the year ended 31 December 2019

“2020 Accounts”	Rentokil Initial’s consolidated financial statements for the year ended 31 December 2020

“2020 Unaudited Restated Comparative Information”	has the meaning given to it on page 34

“2021 Accounts”	Rentokil Initial’s consolidated financial statements for the year ended 31 December 2021

“2022 Annual General Meeting”	the annual general meeting of the Company being held on 11 May 2022

“2022 Interim Results”	Rentokil Initial’s unaudited consolidated interim financial statements for the six month period ended 30 June 2022

“Adjusted EBITDA”	net income (loss) before: depreciation and amortization expense; amortization of cloud-based software, acquisition-related costs (adjustments); Mobile Bay Formosan termite settlement; termite damage claims reserve adjustment; non- cash stock-based compensation expense; restructuring and other charges; goodwill impairment charges; fumigation related matters; realized (gain) loss on investment in frontdoor, inc.; net earnings (loss) from discontinued operations; provision (benefit) for income taxes; loss on extinguishment of debt; and interest expense

“Adjusted EPS”	adjusted earnings per share

“Admission”	the admission of the New Rentokil Initial Shares to listing on the premium listing segment of the Official List of the FCA and to trading on the London Stock Exchange’s main market for listed securities

“ADRs”	American Depositary Receipts

“ADSs”	American Depository Shares

“ADTPA”	has the meaning given in paragraph 15.2(a) of Part XIII (Additional Information)

“AER”	actual exchange rates

“AL AG”	has the meaning given in paragraph 15.2 of Part XIII (Additional Information)

“Articles”	has the meaning given in paragraph 3.2 of Part XIII (Additional Information)

“Availability Period”	has the meaning given in the Bridge Facility

“Barclays”	Barclays Bank PLC

“Bidco”	Rentokil Initial US Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Rentokil Initial plc

“Board”	the board of Directors of the Company

“Bridge Facility”	has the meaning given in paragraph 11 of Part VI (Letter from the Chairman of Rentokil Initial)

“Bruce Lawsuit”	has the meaning given on page 188

“Bruce”	has the meaning given on page 188

“BST”	British Summer Time

“CER”	constant exchange rate

“City Code”	has the meaning given in paragraph 13.1 of Part XIII (Additional Information)

“colleagues”	employees of Rentokil Initial (before Completion) or the Combined Group (following Completion)

“Combined Group”	Rentokil Initial and Terminix after the Transaction has taken effect

“Companies Act”	the UK Companies Act 2006, as amended from time to time

“Completion”	the completion of the Transaction for the purposes of the Merger Agreement in accordance with its terms (and references to “complete” shall be construed accordingly)

“Conditions”	the Conditions to Completion as set out in the Merger Agreement and which are summarised in paragraph 1.1 of Part IX (Summary of the Key Transaction Terms)

“COVID-19 pandemic”	the coronavirus (COVID-19) pandemic

“CREST”	the system of paperless settlement of trades in listed securities of which Euroclear UK & Ireland Limited is the operator

“CREST Manual”	the CREST Manual published by Euroclear, as amended from time to time

“CREST Regulations”	the EU Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time

“Custodian”	has the meaning given in paragraph 5 of Part XIII (Additional Information)

“Deferred Bonus Plan” or “DBP”	the Deferred Bonus Plan of Rentokil Initial plc

“Depositary”	has the meaning given in paragraph 5 of Part XIII (Additional Information)

“Deposited Securities”	has the meaning given in paragraph 5 of Part XIII (Additional Information)

“Directors”	the directors of Rentokil Initial plc whose names appear in Part VI (Letter from the Chairman of Rentokil Initial)

“Disclosure Guidance and Transparency Rules”	the disclosure guidance and transparency rules made by the FCA under Part VI of the FSMA (as set out in the FCA Handbook), as amended from time to time

“DOJ”	US Department of Justice

“EDT”	Eastern Daylight Time

“EMTN Notes”	the series of notes issued under the EMTN Programme

“EMTN Programme”	has the meaning given in paragraph 14.1(e) of Part XIII (Additional Information)

“EPA”	electronic proxy appointment

“Equity Award Exchange Ratio”	the sum, rounded to four decimal places, equal to (i) 1.0619 plus (ii) the quotient of (A) the per share cash amount, and (B) the Rentokil Initial ADS price

“ESG”	environmental, social and governance

“EU”	the European Union

“Euroclear”	Euroclear UK & Ireland Limited, the operator of CREST

“Eurozone”	the Member States of the EU, from time to time, that have adopted the Euro as their currency

“Exchange Act”	the US Securities Exchange Act of 1934, as amended

“Exchange Agent”	the commercial bank or trust company appointed pursuant to the terms of the Merger Agreement

“Existing Rentokil Initial ADSs”	the Rentokil Initial ADSs in issue prior to Completion

“Extended Long Stop Date”	13 March 2023

“Facility A”	has the meaning given in the Bridge Facility

“Facility B”	has the meaning given in the Bridge Facility

“FCA” or “Financial Conduct Authority”	the UK Financial Conduct Authority

“FCA Handbook”	the FCA’s handbook of rules and guidance

“Form of Proxy”	the Form of Proxy for use at the Rentokil Initial General Meeting, which is being sent to Rentokil Initial Shareholders with this document

“Free Cash Flow”	net cash from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible fixed assets, cash flows related to leased assets and dividends received from associates

“FSMA”	the Financial Services and Markets Act 2000, as amended from time to time

“FTC”	Federal Trade Commission

“Goldman Sachs”	Goldman Sachs International

“HSR Act”	has the meaning given in paragraph 10.1 of Part VI (Letter from the Chairman of Rentokil Initial)

“Hygiene & Wellbeing”	means Rentokil Initial’s Hygiene & Wellbeing business segment, as set out in paragraph 1 of Part VII (Information on Rentokil Initial)

“IFRS”	UK-adopted international accounting standards and

International Financial Reporting Standards as issued by the International Accounting Standards Board

“Internal Revenue Code”	the US Internal Revenue Code of 1986

“KPMG”	has the meaning given on page 6

“Latest Practicable Date”	31 August 2022 (being the latest practicable date prior to the publication of this document)

“LEI” or “Legal Entity Identifier”	legal entity identifier

“Listing Rules”	the listing rules made by the FCA under Part VI of the FSMA (as set out in the FCA Handbook), as amended from time to time

“Litigated Claim”	has the meaning given to it on page 26

“London Stock Exchange”	the London Stock Exchange plc

“Long Stop Date”	31 December 2022

“Market Abuse Regulation”	Regulation (EU) No 596/2014 (as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018), as amended

“MBFT Remediation Measures”	has the meaning given in paragraph 15.2 of Part XIII (Additional Information)

“Merger Agreement”	the Agreement and Plan of Merger, dated 13 December 2021, as it and the plan of merger may be amended from time to time, entered into between Rentokil Initial plc, Bidco, Merger Subs and Terminix Holdings

“Merger Consideration”	has the meaning given to it on page 44

“Merger Sub I”	Leto Holdings I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Bidco

“Merger Sub II”	Leto Holdings II, Inc., a Delaware limited liability company and a direct, wholly owned subsidiary of Bidco

“Merger Subs”	Merger Sub I and Merger Sub II

“Mississippi Litigation”	has the meaning given to it on page 26

“New Rentokil Initial ADSs”	has the meaning given in section C.1.2 of the Summary

“New Rentokil Initial Shares”	the Rentokil Initial Shares underlying the Rentokil Initial ADSs to be issued as the share portion of the Merger Consideration

“New Senior Notes”	has the meaning given in Section A of Part XII (Unaudited Pro Forma Financial Information for the Combined Group)

“Nominated Person”	has the meaning given in paragraph 12 of the Notes to the Notice of General Meeting in Part XVI (Notice of General Meeting)

“Nomor”	Nomor AB

“Non-GAAP”	has the meaning given to it on page 35

“Non-litigated Claim”	has the meaning given to it on page 26

“Notice” or “Notice of General Meeting”	the notice of the Rentokil Initial General Meeting as set out in Part XVI (Notice of General Meeting)

“NYSE”	the New York Stock Exchange

“October 2021 Notes”	has the meaning given in paragraph 20 of Part XIII (Additional Information)

“Official List”	the official list maintained by the FCA

“Ongoing Operating Profit”	operating profit excluding revenue from disposed or closed businesses before amortisation and impairment of intangible assets (excluding computer software), one-off items and gain or loss on disposal of businesses

“Ongoing Revenue”	revenue excluding revenue from disposed or closed businesses

“Organic Revenue”	revenue excluding the effect of businesses acquired during the year (in relation to Rentokil Initial) and revenue excluding revenue from acquired customers for 12 months following the acquisition date (in relation to Terminix)

“Panel”	has the meaning given in paragraph 13.1 of Part XIII (Additional Information)

“Performance Share Plan” or “PSP”	the Performance Share Plan of Rentokil Initial plc, as amended from time to time

“Pest Control”	means Rentokil Initial’s Pest Control business segment, as set out in paragraph 1 of Part VII (Information on Rentokil Initial)

“PRA” or “Prudential Regulation Authority”	the UK Prudential Regulation Authority

“PR Regulation”	Commission Delegated Regulation (EU) 2019/980 supplementing the Prospectus Regulation as regards the format, content, scrutiny and approval of the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Commission Regulation (EC) No 809/2004 (as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018), as amended

“Prospectus Regulation”	Regulation (EU) 2017/1129 of the European Parliament and Council of 14 June 2017 (as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018), as amended

“Prospectus Regulation Rules”	the prospectus regulation rules made by the FCA under Part VI of the FSMA (as set out in the FCA Handbook), as amended from time to time

“Protect & Enhance”	means Rentokil Initial’s Protect & Enhance business segment, which includes Workwear (France)

“proxy statement/ prospectus”	has the meaning given to it on page 2

“PwC”	PricewaterhouseCoopers LLP

“Registration Statement”	has the meaning given to it on page 2

“Rentokil Initial”	Rentokil Initial plc and its subsidiary undertakings (as defined in the Companies Act) from time to time

“Rentokil Initial ADS”	means the New Rentokil Initial ADSs and the Existing Rentokil Initial ADSs

“Rentokil Initial General Meeting”	the general meeting of Rentokil Initial plc to be held at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate, London, EC2P 2SR, UK at 1.30 p.m. (BST) on 6 October 2022, or any adjournment thereof

“Rentokil Initial plc” or “the Company”	Rentokil Initial plc, a public limited company incorporated under the laws of England and Wales with company number 05393279 and its registered office in Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, UK

“Rentokil Initial Share Plans”	the Performance Share Plan and the Deferred Bonus Plan, as amended from time to time

“Rentokil Initial Shareholders”	the holders of Rentokil Initial Shares

“Rentokil Initial Shares”	the ordinary shares of one pence each in the capital of the Company

“Required Divestments”	has the meaning given in paragraph 4 of Section A of Part XII

“Resolution 1” or “Transaction Resolution”	Resolution 1 set out in Part XVI (Notice of General Meeting)

“Resolution 2” or “Allotment Resolution”	Resolution 2 set out in Part XVI (Notice of General Meeting)

“Resolution 3” or “Borrowings Resolution”	Resolution 3 set out in Part XVI (Notice of General Meeting)

“Resolution 4” or “Share Plan Resolution”	Resolution 4 set out in Part XVI (Notice of General Meeting)

“Resolutions”	Resolution 1, Resolution 2, Resolution 3 and Resolution 4

“Revolving Facility”	has the meaning given in paragraph 14.1(d) of Part XIII (Additional Information)

“RI BV”	Rentokil Initial Finance B.V.

“Roark”	has the meaning given in paragraph 14.2(b) of Part XIII (Additional Information)

“ROU”	right-of-use

“S&P”	S&P Global Ratings

“SEC”	the United States Securities and Exchange Commission

“ServiceMaster Brands Divestiture Group”	has the meaning given in paragraph 14.2(b) of Part XIII (Additional Information)

“SOFR”	secured overnight financing rate

“Sponsor’s Agreement”	has the meaning given in paragraph 14.1(c) of Part XIII (Additional Information)

“Sponsor”	Barclays

“Terminix”	Terminix Holdings and its subsidiary undertakings (as defined in the Companies Act)

“Terminix 2027 Senior Notes”	has the meaning given to it in paragraph 14.2(e) of Part XIII (Additional Information)

“Terminix 2038 Senior Notes”	has the meaning given to it in paragraph 14.2(e) of Part XIII (Additional Information)

“Terminix Credit Agreement”	has the meaning given to it in paragraph 14.2(d) of Part XIII (Additional Information)

“Terminix Credit Facilities”	has the meaning given to it in paragraph 14.2(d) of Part XIII (Additional Information)

“Terminix DSE Award”	has the meaning given in paragraph 1.4 of Part IX (Summary of the Key Transaction Terms)

“Terminix Equity Awards”	has the meaning given in paragraph 1.4 of Part IX (Summary of the Key Transaction Terms)

“Terminix Forecasts”	has the meaning given in paragraph 1 of Appendix 1 (Terminix Profit Forecast)

“Terminix Holdings”	Terminix Global Holdings, Inc.

“Terminix Management Unaudited Rentokil Initial Projections”	has the meaning given in paragraph 1 of Appendix 1 (Terminix Profit Forecast)

“Terminix Management Unaudited Terminix Projections”	has the meaning given in paragraph 1 of Appendix 1 (Terminix Profit Forecast)

“Terminix PSU Award”	has the meaning given in paragraph 1.4 of Part IX (Summary of the Key Transaction Terms)

“Terminix Retention Pool”	has the meaning given to it in paragraph 14.2(f) of Part XIII (Additional Information)

“Terminix Revolving Credit Facility”	has the meaning given to it in paragraph 14.2(d) of Part XIII (Additional Information)

“Terminix RSU Award”	has the meaning given in paragraph 1.4 of Part IX (Summary of the Key Transaction Terms)

“Terminix Share Plan”	Terminix Global Holdings, Inc. 2014 Omnibus Incentive Plan, as amended from time to time

“Terminix Shareholders”	the holders of Terminix Shares

“Terminix Shares”	has the meaning given in paragraph 1 of Part VI (Letter from the Chairman of Rentokil Initial)

“Terminix Special Meeting”	has the meaning given in Part I (Risk Factors)

“Terminix Stock Option”	has the meaning given in paragraph 1.4 of Part IX (Summary of the Key Transaction Terms)

“Terminix Term Loan B”	has the meaning given to it in paragraph 14.2(d) of Part XIII (Additional Information)

“this document”	this document, comprising (i) a circular relating to Rentokil Initial plc prepared in accordance with the Listing Rules for the purposes of the Rentokil Initial General Meeting; and (ii) a prospectus relating to Rentokil Initial plc prepared in accordance with the Listing Rules and the Prospectus Regulation Rules

“TMX LP”	has the meaning given in paragraph 15.2(c) of Part XIII (Additional Information)

“TMX USVI”	has the meaning given in paragraph 15.2(c) of Part XIII (Additional Information)

“Transaction Facilities”	has the meaning given in paragraph 2 of Part IX (Summary of the Key Transaction Terms)

“Transaction”	has the meaning given in paragraph B.1.2 of the Summary

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“Unaudited Pro Forma Financial Information”	has the meaning given to it on page 137

“US”	the United States of America

“US GAAP”	generally accepted accounting principles adopted by the SEC

“US Securities Act”	the US Securities Act of 1933, as amended

“Vested Award Consideration”	the sum of (A) the per share cash amount and (B) the product of 1.0619 and the Rentokil Initial ADS price

“Voting Record Time”	6.30 p.m. (BST) on 4 October 2022 or, in the event that the Rentokil Initial General Meeting is adjourned, 6.30 p.m. on the date which is two business days before the date set for such adjourned meeting.

“Workwear (France)”	means Rentokil Initial’s Workwear (France) business segment, as set out in paragraph 1 of Part VII (Information on Rentokil Initial)

All times referred to are BST time unless otherwise stated.

All references to “GBP”, “pence”, “sterling”, “£” or “p” are to the lawful currency of the United Kingdom.

All references to “US dollar”, “USD”, “$”, “US$” or “cents”, are to the lawful currency of the US.

All references to “Euro”, “EUR” or “€” are to the lawful currency of the Eurozone.

All references to statutory provisions or laws or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.

PART XVI

NOTICE OF GENERAL MEETING

SECTION A — NOTICE OF GENERAL MEETING OF RENTOKIL INITIAL PLC

Notice is hereby given that a general meeting of Rentokil Initial plc (the “Company”) will be held at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate, London, EC2P 2SR, UK at 1.30 p.m. (BST) on 6 October 2022 for the purpose of considering and, if thought fit, passing the following resolutions.

Capitalised terms used in this Notice of General Meeting (the “Notice”) which are not defined herein shall have the meanings ascribed to them in the document (the “Circular”) of which this Notice forms part.

The resolutions are being proposed as ordinary resolutions.

ORDINARY RESOLUTIONS

1.	THAT:

(b)	the proposed acquisition by the Company of Terminix Global Holdings, Inc. and the associated arrangements to be entered into, all as described in the combined circular and prospectus to the shareholders of the Company dated 7 September 2022 and substantially on the terms and subject to the conditions set out in the Merger Agreement dated 13 December 2021 (as amended on 14 March 2022) between the Company and Terminix Global Holdings, Inc. (among others) (the “Transaction”), be and is hereby approved; and

(c)	the directors of the Company (the “Directors”) (or any duly constituted committee thereof) be and are hereby authorised to take all necessary or appropriate steps and to do all necessary or appropriate things to implement, complete or procure the implementation or completion of the Transaction and give effect thereto with such modifications, variations, revisions, waivers or amendments (not being modifications, variations, revisions, waivers or amendments of a material nature) as the Directors (or any duly authorised committee thereof) may deem necessary, expedient or appropriate in connection with the Transaction.

2.	THAT, subject to and conditional upon the passing of Resolution 1 above and without prejudice to all existing authorities (which will remain in full force and effect), the Directors be generally and unconditionally authorised for the purposes of section 551 of the Companies Act 2006 to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of £6,700,000.00 in connection with the Transaction for a period expiring (unless previously renewed, varied or revoked by resolution of the Company) at the conclusion of the Company’s next annual general meeting, provided that the Company may make an offer or agreement before this authority expires which would or might require shares in the Company to be allotted, or rights to subscribe for or convert any security into shares in the Company to be granted, after this authority has expired and the Directors may allot shares in the Company and grant rights in pursuance of that offer or agreement as if this authority had not expired.

3.	THAT, subject to and conditional upon Completion, the Directors be and are hereby authorised for the purposes of Article 134 of the articles of association (the “Articles”) of the Company to incur and permit subsidiaries of the Company to incur and have outstanding borrowings (including any refinancings of such borrowings) up to an aggregate total of £5,000,000,000, such amount being in excess of the limit set out in Article 134(b)(a) of the Articles of the Company.

4.	THAT, subject to and conditional upon Completion, the Terminix Share Plan, as described in the Circular, be adopted by the Company with effect from completion of the Transaction and the Directors be authorised to take all such action as they may consider necessary or appropriate for carrying the Terminix Share Plan into effect.

By order of the board of directors of the Company

Catherine Stead

Company Secretary

7 September 2022

Registered office:

Rentokil Initial plc

Compass House

Manor Royal

Crawley

West Sussex

RH10 9PY

United Kingdom

Registered in England & Wales No. 05393279

Notes to the Notice of General Meeting

General Meeting arrangements

1.	Shareholders attending the meeting are asked to please bring the white paper admission card with them]. This authenticates your right to attend, speak and vote at the meeting and will assist your admission. Shareholders may also find it useful to bring this Notice of General Meeting so that it can be referred to during the meeting. Shareholders will be able to access the offices of Freshfields Bruckhaus Deringer LLP from 1.00 p.m. and the Rentokil Initial General Meeting will start promptly at 1.30 p.m. For more information on how to get to the venue, please contact the Group Company Secretariat at the details below.

2.	We request that any shareholder who wishes to attend undertake a lateral flow test on the morning of the meeting and that no one attends if they are experiencing any COVID-19 symptoms.

3.	Shareholders will not be permitted to bring guests (with the exception of carers of shareholders). There is wheelchair access and anyone accompanying a shareholder in need of assistance will be admitted to the meeting. If any shareholder with a disability has any questions regarding attendance at the meeting, please contact the Group Company Secretariat at the details below.

4.	If you are unable to attend the meeting, you can appoint the Chair of the meeting as your proxy to vote on your behalf in accordance with the procedure set out in the notes below.

Entitlement to attend and vote

5.	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only those members entered in the register of members of the Company as at 6:30 pm on 4 October 2022, or, if this meeting is adjourned, in the register of members as at 6:30 pm two days, excluding non-business days, before any adjourned meeting, shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 6:30 pm on 4 October, or, if this meeting is adjourned, in the register of members after 6:30 pm two days, excluding non-business days, before any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting.

6.	In the case of joint holders of a share, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

7.	The Company confirms that all resolutions to be proposed at the meeting will be put to the vote on a poll. All of the votes of the shareholders present will be counted, and added to those received by proxy, and the final results of the voting at the meeting will be announced through a Regulatory Information Service and will appear on our website at https://www.rentokil-initial.com as soon as possible following the meeting.

Proxies, corporate representatives and nominated persons

Proxies

8.	Registered shareholders who are unable to attend the meeting may appoint a proxy to exercise all or any of their rights to attend, speak and vote on their behalf at the meeting. A shareholder may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company (but must attend the meeting on your behalf) and may be appointed by:

(a)	completing and returning the Form of Proxy that accompanies this Notice;

(b)	going to http://sharevote.co.uk and following the instructions provided;

(c)	if you hold an account with Equiniti, going to https://www.shareview.co.uk and logging to your portfolio using your usual user ID and password and clicking “View” on the “My Investments” page, then clicking on the link to vote and following the on-screen instructions; or

(d)	if you are a user of the CREST system (including CREST personal members), having an appropriate CREST message transmitted.

9.	In light of the potential for government restrictions to change at short notice, Rentokil Initial Shareholders are strongly encouraged to consider submitting the Form of Proxy online or by post and to appoint the Chair of the Rentokil Initial General Meeting as their proxy to ensure their vote is counted even if attendance at the meeting is restricted or the shareholder is unable to attend. The return of the Form of Proxy online or by post will not prevent a shareholder attending the meeting and voting in person if the shareholder wishes to do so.

10.	To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, by following the procedures described in the CREST Manual available at http://www.euroclear.com, the CREST message must be received by the issuer’s agent RA19 by 1.30 p.m. on 4 October 2022. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the issuer’s agent is able to retrieve the message. After this time any change of instructions to a proxy appointed through CREST should be communicated to the proxy by other means. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings please refer to the CREST Manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

11.	IMPORTANT: To be effective your Form of Proxy must be received by the Company’s Registrar, Equiniti, no later than 1.30 p.m. on 4 October 2022. Further details regarding the appointment of proxies are given in the notes to the Form of Proxy. The rights of shareholders in relation to the appointment of proxies as stated above do not apply to a person nominated under s.146 of the Companies Act 2006 to enjoy information rights (a “Nominated Person”). Such rights can only be exercised by shareholders of the Company.

Corporate representatives

12.	Corporate shareholders may appoint one or more corporate representatives, who may exercise on its behalf all its powers, provided that if two or more representatives are appointed either:

(a)	each corporate representative is appointed to exercise the rights attached to a different share or shares held by that shareholder; or

(b)	the corporate representatives vote in respect of the same shares, the power is treated as exercised only if they purport to exercise the power in the same way as each other (in other cases, the power is treated as unexercised).

Nominated Person(s)

13.	Any Nominated Person to whom this Notice has been sent may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

Questions

14.	Shareholders attending the meeting have a right to ask questions at the meeting relating to the business of the meeting. There will be opportunities to ask questions in person. However, directors strongly encourage shareholders to submit questions in advance of the meeting to ensure the directors can address as many questions as possible. Pre-submitted questions can be emailed to chairman@rentokil-initial.com or posted to the Group Secretariat, Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, UK and should be submitted by 1.30 p.m. on 4 October 2022.

15.	If multiple questions on the same topic are received in advance of, or during, the meeting, the Chair may choose to provide a single answer to address shareholder queries on the same topic.

16.	A question may not be answered at the meeting if such answers would interfere unduly with the preparation of the meeting, involve the disclosure of confidential information, the answer has already been published on the Company’s website or it is not in the interests of the Company or the good order of the meeting that the question be answered. The Chair may also nominate a representative to answer a specific question after the meeting or refer the questioner to the Company’s website.

Documents available for inspection

17.	The documents listed in paragraph 23 of Part XIII (Additional Information) of the Circular to the shareholders of the Company dated 7 September 2022 may be inspected on Rentokil Initial plc’s website (https://www.rentokil-initial.com/generalmeeting) and during business hours at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate London EC2P 2SR, UK until the conclusion of the Rentokil Initial General Meeting.

Total voting rights

18.	At 31 August 2022 (being the last practicable date prior to the publication of this Notice of General Meeting), the Company’s issued share capital consisted of 1,863,832,965 ordinary shares, carrying one vote each. Therefore, the total voting rights of the Company at 31 August 2022 were 1,863,832,965.

Sending documents relating to the meeting to the Company

19.	Any documents or information relating to the proceedings at the meeting may only be sent to the Company in one of the ways set out in this Notice.

Documents available on website

20.	In accordance with s.311A of the Companies Act 2006, a copy of this Notice, and other information required by such section, is available on the Company’s website at https://rentokil-initial.com.

Shareholder enquires

21.	Any enquiries in relation to shareholdings, dividends, or regarding the appointment of a proxy should be directed to the Company’s Registrar, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, or by telephone on 0333 207 6581 or +44 121 415 0077 if calling from overseas. Lines are open between 8:30am and 5:30 pm, Monday to Friday excluding public holidays in England and Wales.

22.	Any other enquiries in relation to the meeting should be directed to the office of the Company Secretary at secretariat@rentokil-initial.com.

APPENDIX 1

TERMINIX PROFIT FORECAST

1.	Terminix Forecasts

The following long-range financial projections relating to standalone Terminix (the “Terminix Management Unaudited Terminix Projections”) and standalone Rentokil Initial (the “Terminix Management Unaudited Rentokil Initial Projections”, together with the Terminix Management Unaudited Terminix Projections, the “Terminix Forecasts”) have been included by Terminix Holdings in the Registration Statement:

“The following table presents a summary of the September 2021 Terminix management unaudited Terminix projections that were reviewed by the Terminix board of directors and provided to Lazard, Rentokil Initial and Rentokil Initial’s financial advisors, Barclays and Goldman Sachs International (in each case, except for the estimated capital expenditures).

(U.S. dollar in millions)	2021E	2022E	2023E	2024E	2025E
Revenue	$2,064	$2,198	$2,390	$2,608	$2,855
Adjusted EBITDA(1)	387	420	490	569	658
Capital Expenditures	(28)	(30)	(32)	(35)	(39)
Free Cash Flow(2)	211	263	334	390	454

(1)	“Adjusted EBITDA” is defined as net income (loss) before: depreciation and amortization expense; acquisition-related costs; Mobile Bay Formosan termite settlement; fumigation related matters; non- cash stock-based compensation expense; restructuring and other charges; goodwill impairment; amortization of cloud based software; net earnings from discontinued operations; provision for income taxes; loss on extinguishment of debt; and interest expense.

(2)	“Free Cash Flow” is defined as Adjusted EBITDA, less increase in net working capital, less capital expenditures, less interest, less taxes, less restructuring payments, less acquisition-related costs and other operating cash flow items.

The following table presents a summary of the October 2021 Terminix management unaudited Terminix projections that were reviewed by the Terminix board of directors and provided to Lazard.

(U.S. dollars in millions)(1)	2021E	2022E	2023E	2024E	2025E
Revenue	$2,042	$2,176	$2,322	$2,479	$2,651
Adjusted EBITDA(2)	384	412	471	535	604
Capital Expenditures	(27)	(30)	(32)	(35)	(39)
Free Cash Flow(3)	197	255	317	362	411

(1)	Excludes the impact of acquisitions in 2023E—2025E.

(2)	“Adjusted EBITDA” is defined as net income (loss) before: depreciation and amortization expense; acquisition-related costs; Mobile Bay Formosan termite settlement; fumigation related matters; non- cash stock-based compensation expense; restructuring and other charges; goodwill impairment; amortization of cloud based software; net earnings from discontinued operations; provision for income taxes; loss on extinguishment of debt; and interest expense.

(3)	“Free Cash Flow” is defined as Adjusted EBITDA, less increase in net working capital, less capital expenditures, less interest, less taxes, less restructuring payments, less acquisition-related costs and other operating cash flow items.

The following table presents a summary of the December 2021 Terminix management unaudited Terminix projections that were reviewed by the Terminix board of directors and provided to Lazard, Rentokil Initial and Rentokil Initial’s financial advisors, Barclays and Goldman Sachs International.

(U.S. dollars in millions)	2021E	2022E
Revenue	$2,046	$2,164
Adjusted EBITDA(1)	388	420
Capital Expenditures	(23)	(33)
Free Cash Flow(2)	199	232

(1)	“Adjusted EBITDA” is defined as net income (loss) before: depreciation and amortization expense; acquisition-related costs; Mobile Bay Formosan termite settlement; fumigation related matters; non- cash stock-based compensation expense; restructuring and other charges; goodwill impairment; amortization of cloud based software; net earnings from discontinued operations; provision for income taxes; and loss on extinguishment of debt; interest expense.

(2)	“Free Cash Flow” is defined as Adjusted EBITDA, less increase in net working capital, less capital expenditures, less interest, less taxes, less restructuring payments, less acquisition-related costs and other operating cash flow items.

Terminix directed Lazard to use and rely upon, for purposes of its financial analysis and fairness opinion, the December 2021 Terminix management unaudited Terminix projections for fiscal years 2021 and 2022 and the October 2021 Terminix management unaudited Terminix projections for fiscal years 2023 through 2025. Based on guidance from, and at the direction of, Terminix management, in preparing its analysis and fairness opinion, Lazard added $25 million in operating leases to adjusted EBITDA for each fiscal year over the five-year period to facilitate comparison against Rentokil Initial’s corresponding financial information presented in accordance with IFRS. The following table presents a summary of the Lazard fairness opinion Terminix management unaudited Terminix projections.

(US dollars in millions)(1)	2021E	2022E	2023E	2024E	2025E
Revenue	$2,046	$2,164	$2,322	$2,479	$2,651
Adjusted EBITDA(2)	413	445	496	560	629
Capital Expenditures	(23)	(33)	(32)	(35)	(39)
Free Cash Flow(3)	199	232	317	361	410

(1)	Excludes the impact of acquisitions in 2023E—2025E.

(2)	“Adjusted EBITDA” is defined as net income (loss) before: depreciation and amortization expense; acquisition-related costs; Mobile Bay Formosan termite settlement; fumigation related matters; non- cash stock-based compensation expense; restructuring and other charges; goodwill impairment; amortization of cloud based software; net earnings from discontinued operations; provision for income taxes; loss on extinguishment of debt; interest expense; and operating lease expense.

(3)	“Free Cash Flow” is defined as Adjusted EBITDA, less increase in net working capital, less capital expenditures, less interest, less taxes, less restructuring payments, less acquisition-related costs and other operating cash flow items.

The following table presents a summary of the Terminix management unaudited Rentokil Initial projections that were provided by Terminix management to the Terminix board of directors in connection with its consideration of the proposed transaction as well as to Lazard for purposes of its financial analysis and fairness opinion:

(U.K. pounds sterling in millions)(1)	2021E	2022E	2023E	2024E	2025E
Revenue	£2,980	£3,131	£3,289	£3,437	£3,591
Adjusted EBITDA(2)	670	726	774	825	881
Capital Expenditures	(260)	(260)	(270)	(289)	(302)
Free Cash Flow(3)	296	334	370	399	434

(1)	Excludes impact of acquisition in 2021E—2025E.

(2)	“Adjusted EBITDA” is defined as adjusted operating profit, less one-off operating items, plus depreciation and other items.

(3)	“Free Cash Flow” is defined as net cash flow from operating activities, less capital expenditures, and less net additions and disposals of right-of-use assets. Based on financial forecasts and estimates provided by management.”

The requirement for the Terminix Forecasts to be included within the Registration Statement arose in connection with certain opinions produced by Terminix Holdings’ financial adviser. Terminix was required to include in the Registration Statement opinions from its financial adviser on the fairness, from a financial point of view, of the Merger Consideration offered by Rentokil Initial plc to Terminix Shareholders. As part of that disclosure, Terminix Holdings was required to disclose in the Registration Statement the Terminix Forecasts, which it supplied privately to its financial adviser for the purpose of those opinions.

The Terminix Management Unaudited Terminix Projections were prepared without any input from Rentokil Initial plc. Terminix management prepared the Terminix Management Unaudited Rentokil Initial Projections using publicly available Wall Street research analyst financial forecasts and consensus estimates (and extrapolations therefrom) for the financial years ending 31 December 2021 to 31 December 2025. Rentokil Initial plc did not comment on the accuracy or suitability of the publicly available financial forecasts.

2.	Terminix Management Unaudited Terminix Projections

2.1	Terminix Management Unaudited Terminix Projections no longer valid

The Directors consider that the Terminix Management Unaudited Terminix Projections are no longer valid.

(a)	Purpose of Preparation

As set out in the Registration Statement, the Terminix Management Unaudited Terminix Projections “were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP”. The Terminix Management Unaudited Terminix Projections were internal projections that were privately provided to various parties in connection with their roles and responsibilities under the Transaction and were not prepared or published with any intention of guiding Rentokil Initial Shareholders as to future performance of Terminix. Under SEC rules, however, the Terminix Management Unaudited Terminix Projections are required to be included in the Registration Statement as they were made available to Terminix Holdings’ financial adviser in connection with its role advising the Terminix Holdings board of directors.

In addition the Registration Statement makes it clear that the Terminix Management Unaudited Terminix Projections should not be regarded as an accurate prediction of future results: “The inclusion of the financial projections by Terminix should not be regarded as an indication that the Terminix board of directors, Terminix, the Rentokil Initial plc board of directors, Rentokil Initial plc, Lazard, Barclays or Goldman Sachs International or any other recipient of this information considered, or now considers, them to be an assurance of the achievement of future results or an accurate prediction of future results, and they should not be relied on as such.”

(b)	Basis of Preparation

As set out in the Registration Statement, the Terminix Management Unaudited Terminix Projections “were prepared treating Terminix… on a standalone basis, without giving effect to the proposed transaction, including any impact of the negotiation or execution of the proposed transaction, the expenses that may be incurred in connection with the proposed transaction or the consummation thereof, the potential synergies that may be achieved by the combined company as a result of the proposed transaction, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed or in anticipation of the proposed transaction, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the transaction.”

The Registration Statement therefore makes it clear that the Terminix Management Unaudited Terminix Projections have already been superseded by the announcement of the Transaction and will be further impacted by the completion of the Transaction (including the Required Divestments by Terminix which are conditions to the Transaction) and integration of Terminix into Rentokil Initial.

Accordingly, the Terminix Management Unaudited Terminix Projections are no longer valid because they do not reflect the impact that the Transaction will have over time on Terminix’s standalone performance. The points set out below illustrate the significant changes that will result for the completion of the Transaction, which are not reflected in the Terminix Management Unaudited Terminix Projections.

(c)	Enhanced Revenue Growth

Rentokil Initial plc expects the Transaction will give the Combined Group the opportunity to cross-sell and up-sell both Pest Control and Hygiene & Wellbeing services to its enlarged customer base post- Completion, and thereby increase revenue growth. Terminix’s projected revenue growth is, therefore, likely to be rendered inaccurate by the Transaction, with consequential implications for its projections for several other metrics included within the Terminix Management Unaudited Terminix Projections (Adjusted EBITDA and Free Cash Flow), which themselves depend upon certain assumptions.

(d)	Cost Synergies

Rentokil Initial plc anticipates that it will realise approximately US$150 million in annual pre-tax cost synergies (expected to be achieved within the first three years post-Completion). Terminix’s projections for Adjusted EBITDA and Free Cash Flow for the forecast period do not include the impact of the synergies that will result from the expected Completion of the Transaction and are therefore no longer be valid.

(e)	Organisational Structure

Following Completion, Terminix Holdings will no longer be an independent entity or reported as such, there would therefore be no comparable Terminix organisation from which to derive financial performance figures to compare against its existing forecasts, making the Terminix Management Unaudited Terminix Projections no longer relevant or valid. Furthermore, the ongoing integration of Terminix following Completion may also result in one or more of its subsidiaries, business divisions, reporting units or other assets or liabilities being transferred within the Combined Group, so that Terminix as currently structured would no longer exist.

(f)	Tax Rate

Following Completion, applicable financial reporting standards will require the Combined Group’s tax rate to be assessed and reported, in a number of relevant jurisdictions, on a consolidated basis under IFRS. The Combined Group’s tax rate is also expected to be impacted by integration activities. Any guidance as to Terminix’s ongoing tax rate under US GAAP is therefore unlikely to be relevant to Rentokil Initial Shareholders. It is expected that these changes will begin to take effect during financial year ending 31 December 2022 and the tax rate predictions contained in Terminix’s Free Cash Flow calculations will no longer be relevant or accurate following Completion.

(g)	Accounting Policies

Rentokil Initial and its advisers are currently evaluating the differences between Rentokil Initial’s accounting policies (including its accounting policies in relation to Non-GAAP earnings) and Terminix’s accounting policies. At the date of this document, it is possible that there will be differences in relation to the reporting of Non-GAAP earnings. Consequently, it is possible that the Terminix Management Unaudited Terminix Projections will be rendered inaccurate in relation to Terminix’s earnings once Terminix’s financial performance has been accounted for, and presented, in accordance with Rentokil Initial plc IFRS-based accounting policies.

2.2	Reassessment of the Terminix Management Unaudited Terminix Projections is not necessary

The Directors believe that Rentokil Initial Shareholders should only consider reliable information when making their assessment of the Transaction and when considering how to vote at the Rentokil Initial General Meeting. For the reasons set out above, the Directors do not consider that the Terminix Management Unaudited Terminix Projections constitute reliable or valid information for these purposes.

Further, the Directors do not consider reassessment of the Terminix Management Unaudited Terminix Projections to be necessary for the following reasons:

(a)	The Directors believe that Rentokil Initial Shareholders’ focus will not be on the financial performance of Terminix on a standalone basis, but rather Terminix’s performance as part of Rentokil Initial. Following Completion, Terminix Holdings will become a wholly owned subsidiary of Rentokil Initial plc and the Terminix business will be integrated into, and run as part of, Rentokil Initial. The Directors do not, therefore, expect Rentokil Initial Shareholders to expect or want to monitor the standalone performance of the Terminix business post-Completion, but instead to scrutinise the performance of the Combined Group. As a result, a reassessment of the Terminix Management Unaudited Terminix Projections, which comments on Terminix’s standalone performance, is unnecessary for investors. Furthermore, the invalidity of the Terminix Management Unaudited Terminix Projections following Completion (for the reasons stated above) means that they will be meaningless, and potentially misleading, for investors to use as a basis of comparison against the future performance of the Combined Group.

(b)	There is no regulatory requirement for Rentokil Initial plc to continue to report on the financial performance of Terminix on a standalone basis following Completion and, although no final decision has been taken, Rentokil Initial plc may choose not to do so. Even if it does, the financial performance of Terminix is expected to change markedly, as Rentokil Initial integrates the Terminix business into its own, rendering the Terminix Management Unaudited Terminix Projections redundant. It would also be difficult to assess the separate profitability of the former (i.e. pre-Completion) Terminix business on a standalone basis following Completion because, inter alia, costs incurred and revenue earned will not necessarily be recorded in such a way as to be attributed specifically to the former Terminix business.

(c)	In the longer term, Rentokil Initial plc may run the Terminix business differently from how it is run at the date of this document. Any such changes made to Terminix’s operating model to bring it into line with Rentokil Initial’s own operating model may affect Terminix’s ongoing cost base and revenue streams, making the Terminix Management Unaudited Terminix Projections an inaccurate and irrelevant indicator of long-term performance.

(d)	This document contains information in relation to Terminix’s current operations, its current trading and its historical financial performance. The Directors consider this to be more accurate and useful information for Rentokil Initial Shareholders to review than the Terminix Management Unaudited Terminix Projections, which are long-range predictions of future performance for a standalone business which will be integrated with, and accounted for as part of, another listed entity. To the extent that Rentokil Initial Shareholders do wish to evaluate future performance, the Directors expect them to evaluate the predicted future performance of the Combined Group for which Rentokil Initial plc has provided detailed information, including in respect of predicted revenues, cost synergies and the nature and performance of Rentokil Initial plc’s operations more generally.

3.	Terminix Management Unaudited Rentokil Initial Projections

3.1	Terminix Management Unaudited Rentokil Initial Projections no longer valid

The Directors consider that, in the context of the Transaction, the Terminix Management Unaudited Rentokil Initial Projections are not valid, and have never been so. They were prepared solely by Terminix Holdings without comment from Rentokil Initial plc and were based on the aggregation of publicly available financial forecasts for Rentokil Initial plc by sell-side equity research analysts. Rentokil Initial plc believes that Rentokil Initial Shareholders should only consider reliable information when making their assessment of the Transaction and when considering how to vote at the Rentokil Initial General Meeting. Rentokil Initial plc does not consider the Terminix Management Unaudited Rentokil Initial Projections to constitute reliable or valid information for those purposes. They have not been reviewed, confirmed or endorsed by Rentokil Initial plc and do not represent Rentokil Initial plc’s own forecasts for its future financial performance. As a result, Rentokil Initial plc believes that the Terminix Management Unaudited Rentokil Initial Projections did not at any time represent valid forecasts for Rentokil Initial.

As set out in the Registration Statement, the Terminix Management Unaudited Rentokil Initial Projections “were not prepared with a view toward public disclosure”. The inclusion of the financial projections in the Registration Statement “should not be regarded as an indication that the Terminix board of directors, Terminix, the Rentokil Initial plc board of directors, Rentokil Initial plc, Lazard, Barclays or Goldman Sachs International or any other recipient of this information considered, or now considers, them to be an assurance of the achievement of future results or an accurate prediction of future results, and they should not be relied on as such”. The Terminix Management Unaudited Rentokil Initial Projections were internal projections that were privately provided to various parties in connection with their roles and responsibilities under the Transaction and were not prepared or published with any intention of guiding shareholders as to future performance of Rentokil Initial plc. Under SEC rules, the Terminix Management Unaudited Rentokil Initial Projections are required to be included in the Registration Statement as they were made available to Terminix Holdings’ financial adviser in connection with its role advising the Terminix Holdings board of directors. The Terminix Management Unaudited Rentokil Initial Projections were not intended for any other purpose or endorsed in any way by Rentokil Initial plc management.

In addition, similar to the Terminix Management Unaudited Terminix Projections, the Terminix Management Unaudited Rentokil Initial Projections were prepared treating Rentokil Initial plc on a standalone basis, without giving effect to the proposed Transaction. The factors set out in paragraphs 2.1(c) to 2.1(e) above in relation to the integration of Rentokil Initial and Terminix will equally affect Rentokil Initial plc’s future financial performance and accordingly render any post- Completion long-range standalone financial forecasts invalid.

3.2	Reassessment of the Terminix Management Unaudited Rentokil Initial Projections is not necessary

The Directors do not believe reassessment of the Terminix Management Unaudited Rentokil Initial Projections to be necessary. The forecasts were not prepared or endorsed by Rentokil Initial plc, and Rentokil Initial plc believes that at no stage did they represent valid forecasts for Rentokil Initial plc.

The forecasts represent Rentokil Initial plc on a standalone basis over a long-term period to 31 December 2025. For the reasons set out in paragraph 2 above, the long-term standalone performance of Rentokil Initial plc will increasingly become irrelevant for Rentokil Initial Shareholders and impossible to disaggregate from the performance of the Combined Group as a result of the acquisition of Terminix.

3.3	Rentokil Initial Shareholders and Terminix Shareholders should disregard the Terminix Forecasts

For the reasons stated above, the Directors consider that the Terminix Forecasts are no longer valid and do not require reassessment. The Directors recommend that Rentokil Initial Shareholders disregard the Terminix Forecasts in their entirety when evaluating the Transaction. Neither Rentokil Initial plc nor the Directors accepts any responsibility for the Terminix Forecasts.